Follow-Up Materials

06015174

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Volga Telecom

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

FILE NO. 82- 04642 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/14/06

APPROVED by
Annual general meeting of shareholders of
Open Joint Stock Company
"VolgaTelecom"
«5___» ________________ 2006
Minutes № ____
of «___» ________________ 2006

Chairman of the meeting,
OJSC "VolgaTelecom" General Director
________________________S.V. Omelchenko

ANNUAL STATEMENT of
OJSC "VOLGATELECOM"

FOR YEAR 2005

Nizhny Novgorod city,

2006

TABLE OF CONTENTS

INFORMATION ABOUT THE COMPANY

Full brand name
Open Joint Stock Company "VolgaTelecom"

Location
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi

The date of state registration of the Company and the registration number

Certificate of state registration НРП-НН № 203362 of June 28, 2002; state registration number 448.

OJSC "VolgaTelecom" was registered in united state register of legal entities by the Inspection of Russia's Ministry of Taxation for Nizhegorodskyi district of Nizhny Novgorod city on August 1, 2002 under the basic state registration numb... ...25203014781.

The Com| ... |ministration of Nizhny Novgorod
city № 1605-p ... rodsvyazinform" as a result of
privatization of st ... tics "Rossvyazinform" of Nizhny
Novgorod oblast.

Basing o ... of shareholders of OJSC
"Nizhegorodsvyaz ... ny was reorganized by way of
affiliation to it of ... n", OJSC "Svyazinform" of the
Republic of Mord ... last", OJSC "Svyazinform" of
Penza oblast, OJS ... "Saratovelectrosvyaz", OJSC
"Udmurt Telecom" ... yazinform" of the Republic of
Chuvashiya.

General mee ... yazinform" on June 28, 2002
passed the resolutio ... Telecom".

WELCOMING REMARK OF THE GENERAL DIRECTOR

Dear shareholders!

Presenting the report about OJSC "VolgaTelecom" performance we are happy to note that the Company continued its active development. Pursuant to development forecasts adopted in the Company we have made real steps to improve operating efficiency and to strengthen OJSC "VolgaTelecom" positions at telecom market of the Volga region.

The major total of year 2005 was positive flow of income due to high rate of increase of production capacities, implementation of new technologies and realization of expert tariff policy with due account for market requirements. The Company's proceeds exceeded 21,3 billion rubles, and the net profit – 2,23 billion rubles. The basic gain of income was achieved due to the development and increase in the volumes of local telephone communication services: the network installed capacity reached 4 966 thousand numbers, digitalization level grew by 7% and made up 63, 3%. The completion of a number of important projects of development of data transfer network services and Internet access allowed for considerable increase in the number of users, almost fourfold by dedicated line access and by 42% - by dial-up access to the Internet. In 2005 the income from provision of services based on high technologies grew more than 60%.

OJSC "VolgaTelecom" occupies a leading position at the market of communication and information technologies in the region. The Company is successfully solving the tasks of communication facilities development, of modernization of telecom infrastructure, including on the basis of modern NGN technologies, and of implementation of hi-tech communication types.

Upon the whole the year of 2005 was one more year of confident onward progress. OJSC "VolgaTelecom" shares value at home market grew by 1,2 times – for ordinary shares and by 1,6 times – for preferred shares. The Company's securities value at external market grew by 14%. Capitalization level reached 1,3 billion US dollars. Demonstration of financial standing strengthening was the fact that OJSC "VolgaTelecom" was included into the list of top 50 (by capitalization level) largest companies in Russia.

Today we may speak with confidence that the Company has created the technical base for further development and business diversification under the conditions of evolving competition, implementation of technologies and solutions aimed to the increase of the Company's profitability and economical efficiency. OJSC "VolgaTelecom" has a unique technical, economic and the most important – human resources potential. This affords grounds to forecast OJSC "VolgaTelecom" successful activity which in future will give powerful impetus to the development of communication industry in the Volga Federal district.

OJSC "VolgaTelecom" General Director S.V. Omelchenko

I. REPORT OF THE BOARD OF DIRECTORS

1.1. Overall assessment of the results of the Company's financial and economic activities in the reporting year.

The Company's performance is affected both by external factors: change of methods of government regulation of telecom market and of competitive situation at the markets, level of solvent demand (socio-economic situation in the regions where the Company is operating) and by internal factors: selected strategy of development, marketing policy, cost optimization, personnel potential, labor efficiency level and other.

Basic financial-economic performances of the Company in 2005 are provided in the chart:

OJSC "VolgaTelecom" basic financial performances record.

Chart 1



Million rubles
14 677
10 471
2 867
18 605
13 266
2 986
21 348
15 333
3 430
2003
2004
2005
Proceeds
Ordinary activity expenses
Pretax earnings

The Company's efficient business development was promoted by weighted policy in regard to the application of funds for the Company's operation. Herewith, the task was solved to increase personnel income and their social protection, to develop the networks and communication infrastructure and to optimize other expenses.

Improvement of OJSC "VolgaTelecom" performances has a positive effect on the Company's ratings by leading analysts and potential investors, which allows for the Company among other things to reduce the cost of raised funds and to optimize the expenses. Growth of capitalization and market price of the Company's shares in 2005 allows for the Company's shareholders to look forward optimistically.

In 2005 OJSC "VolgaTelecom" met budget targets for operating surplus, balance sheet profit and net profit. The indexes of the Company's operating efficiency demonstrate positive behavior both per a line and per an employee – revenue growth rate per an employee for the year made up 118%, the number of lines per an employee grew by 10% and made up 97, EBITDA grew by 23%.

Table 1

Index description	Million rubles

Proceeds	21 348,4
Communication services revenues	20 787,6
Ordinary activities expenses	15 333,1
Sales profit	6 015,3
Pretax earnings	3 429,8
Net profit	2 261,4

1.2. Information on the Board of directors' activity as regards the enforcement of priority trends of the Company's development, on the sessions of the Board of directors, the committees with the Board of directors and the most important administrative actions adopted at these sessions.

The Board of directors exercises strategic management of the Company's activity and control over reasonable and bona fide performance by the Company's executive bodies of the Company's current activity in order to ensure long-term stable development of the Company and to get benefit from this activity by the shareholders. It makes decisions on active cooperation of the Company with investors, creditors and other interested parties in order to increase the growth of the Company's capital, including the growth of its assets, the price of shares and other securities, and to enhance the Company's image.

Main issues considered at the sessions of the Board of directors in 2005:

January 28, 2005 – the Provision on OJSC "VolgaTelecom" confidential information protection was approved.

February 28, 2005 – the Company's budget for 2005 was approved; the Forecast of the Company's economic development for 2005 - 2007 was approved; OJSC "VolgaTelecom" strategy of providing fixed line communication services on the territory of Samara city and Samara oblast was considered.

March 29, 2005 – Provision on OJSC "VolgaTelecom" dividend policy was approved; terms and conditions of contracts with the members of the Company's Management board were approved, also the Provision on emoluments of the members of OJSC "VolgaTelecom" Management board was approved.

March 31, 2005 – due to the expiry of validity term of labor contract and on the basis of application of the Company's General Director Lyulin V.F. the decision was made to terminate the authorities of the Company's General Director Lyulin V.F.; Kirillov A.I. – first deputy to the General Director (Technical director) of OJSC "VolgaTelecom" was appointed acting General Director of OJSC "VolgaTelecom".

April 6, 2005 – the Provision on the Department of internal audit of OJSC "VolgaTelecom" was approved.

April 26, 2005 – Omelchenko S.V. was appointed OJSC "VolgaTelecom" General Director for the term of 2 years; the Concept of increasing OJSC "VolgaTelecom" capitalization for 2005 – 2007 was approved.

June 15, 2005 – the plan of forming "Program of raising OJSC "VolgaTelecom" competitiveness at communication services market up to 2010" was approved.

June 27, 2005 – adjustment of the Company's budget for 2005 was approved; the decision was made to introduce changes into the Provision on the Committee for audit with the Company's Board of directors and into the Provision on the Committee for staff and remuneration with the Company's Board of directors; the following Provisions were approved: Provision on the procedures (system) of internal control of the Company; Provision on the Company's information policy; Provision on the procedure of using the information on the Company's activity, on its securities and transactions with them, the information not being accessible to the public and its misuse or disclosure is capable to affect materially the market value of the Company's securities.

June 28, 2005 – for the term of its powers the Board of directors established the following Committees with the Company's Board of directors:

- The Committee on corporate governance;
- The Committee for strategic development;
- The Committee for staff and remuneration;
- The Committee for audit.

July 12, 2005 – the Company's Management board with a new structure was formed.

October 3, 2005 – terms and conditions of the contract with LLC "Ernst & Young" to render audit services for OJSC "VolgaTelecom" statement for 2005 prepared in accordance with Russian and International Financial Reporting Standards were approved; the decision was made to float bonded loans of BT-2 and BT-3 series.

December 22, 2005 – the Company's budget (business-plan) for 2006 was approved; the Program of providing modern communication services to general public and to organizations was approved.

Enhancement of efficiency and quality of the Board of directors' operation was promoted by the established Committees with the Board of directors; these Committees by way of preliminary examination of some of the issues, related to the competence of the Board of directors, prepared recommendations on making decision on the issues relating to their competence.

The Committee for staff and remuneration with the Company's Board of directors and the Committee for audit with the Company's Board of directors are headed by independent directors of the Company's Board of directors.

In 2005 the **Committee for audit** held 14 sessions.

The materials presented for discussion in accordance with approved functions of the committee included the issues of interaction with bodies performing external and internal control and also the issues of the Company's financial reporting.

During the reporting period the **Committee for staff and remuneration** held 16 sessions and considered the following issues:

- Regular appraisal of General Director's activity, of the members of the Management board;
- Preliminary approval of candidates for the post of managers of branches and representation offices and dismissal of the managers of the specified structural subdivisions from office;
- Forming the proposals on the structure of the Management board, determination of term of its powers and also on early termination of powers of Management board members;
- Consideration of terms and conditions of contracts (additional agreements) with managers of branches and representation offices, and others.

In 2005 the **Committee on corporate governance** held 14 sessions. The following issues were considered:

- The issues related to convening, preparation and holding of annual general meeting of the Company's shareholders;
- Proposals on introducing changes and addenda to the Charter and other internal documents of the Company subject to approval by general meeting of shareholders and the Board of directors of the Company;
- The issues of implementing corporate transformations in the Company;
- Determination of basic principles of building the Company's corporate structure.

The Committee for strategic development held 16 sessions and elaborated proposals and recommendations:

- On priority trends of the Company's activity, including on the budgets of various levels,

on perspective plans, strategies and programs of the Company's development;

- On improving the system of budgeting, the process of investment planning, monitoring and analysis in the Company;
- On the policy of assets and liquidity management;
- On the strategy of capitalization increase;
- On the Company's dividend policy;
- On determining the procedure of the Company's interaction with organizations in the capital of which the Company participates.

II. MAJOR CORPORATE EVENTS IN 2005

2.1. On holding general meetings of shareholders (annual and extraordinary):

On June 28, 2005 annual general meeting of shareholders of OJSC "VolgaTelecom" in the form of shareholders joint attendance was held.

The agenda of the general meeting of shareholders:

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year.
2. On payment of dividends for 2004, the size, time and form of their payment on the shares of each category.
3. Introduction of changes and addenda to the Company's Charter.
4. Introduction of changes and addenda to the Provision on the Company's Board of directors.
5. Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.
6. Election of the members of the Company's Board of directors.
7. Election of the members of the Company's Auditing committee.
8. Approval of the Company's auditor for 2005.
9. Definition of the amount of remuneration to the members of the Company's Board of directors.
10. On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.
11. On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.
12. On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

2.2. About participation in road-shows, large exhibitions and conferences.

In 2005 OJSC "VolgaTelecom" took part in a number of large special conferences.

In **March** Kirov branch took part in VII specialized exhibition "World of computers and communication 2005" and was awarded with the diploma of the oblast's Government "For large contribution to the development and implementation of information technologies in Kirov oblast".

March 24-26 - OJSC "VolgaTelecom" branch in the Republic of Udmurtiya took part in inter-regional All-Russia exhibition "Computer. Communication. Security".

April 15-17 – OJSC "VolgaTelecom" took part in specialized exhibition "E-COMMUNICATIONS" that gathered together in Ulyanovsk the leaders of market of information technologies of Ulyanovsk oblast and representatives of neighboring regions.

From April 26 to 28 OJSC "VolgaTelecom" participated in exhibition ***"Informresource 2005"***.

From September 21 to. 23 OJSC "VolgaTelecom" took part in X International Anniversary exhibition fair "Business Mordoviya-2005" in Saransk town.

From September 28 to October 1 OJSC "VolgaTelecom" acted as an organizer and major participant of V international exhibition forum "Infocommunications of Russia – XXI century" in Nizhny Novgorod city.

October 12-15 - Exhibition "STI Samara", OJSC "VolgaTelecom" Samara branch took part in it.

October 26-27 – OJSC "VolgaTelecom" branch in the Republic of Mariy El took part in IV Forum of manufacturers and entrepreneurs "Made in Yoshkar-Ola".

November 1-3 – OJSC "VolgaTelecom" took part in IX specialized exhibition "IT. Communication. Security." held in Saratov city.

November 1-5 – OJSC "VolgaTelecom" took part in holding XX International science-industrial forum "Russia United" which is annually held on the instructions of Russian Federation Government in Nizhny Novgorod city. OJSC "VolgaTelecom" presented the stand demonstrating the Company's services.

November 17–20 – OJSC "VolgaTelecom" participated in "Electronic Penza" Fair.

December 16-17 – "COMEX XI" exhibition was held in Yoshkar-Ola within the framework of inter-regional forum of business technologies and innovations. One of the major participants of the exhibition - OJSC "VolgaTelecom" branch in the Republic of Mariy El – familiarized citizens of the Republic with the latest achievements in IT area.

In addition, in 2005 the Company took part in the following actions:

The specialists of OJSC "VolgaTelecom" Kirov branch held in Vyatskyi state university the seminar "Information technologies and telecommunications in modern world".

"Internet technologies-2005" conference was held in Ulyanovsk branch of OJSC "VolgaTelecom".

The branch in the Republic of Mordoviya took part in republican science-practical conference where the results of All-Russia contest of "100 best products of Russia" Program were summarized. By the results of regional stage of the contest the operation of OJSC "VolgaTelecom" branch in the Republic of Mordoviya was awarded Diploma of I order of the republican contest "Best products of Mordoviya" in "Services" nomination.

OJSC "VolgaTelecom" Samara branch became the winner of IV annual contest "Company of the year: best enterprises of Samara oblast" in nomination "For high social performance".

Within the framework of special project of the oldest republican newspaper "Udmurtskaya Pravda" – "Men of the year" in "Communication" nomination S.M.Fomichev – director of the branch in Udmurtiya Republic was named the man of the year.

Within the framework of the program of Vyatka Chamber of Commerce and Industry "Under Mercury sign" Valery Petrovich Popovskyi – director of OJSC "VolgaTelecom" Kirov branch – was awarded honorary title "Director of the year" in nomination "Communication and telecommunication" for efficient implementation of management system in the company and for creative research.

During the year the Company actively conducted meetings and conference calls with analysts and managers of Russian and foreign investment companies and funds. These meetings were organized for the customers of these companies (largest Russian and foreign investment companies and funds). During the reporting period the Company held meetings with 61 company.

Within the framework of implementation of scheduled arrangements of the Concept of OJSC "VolgaTelecom" capitalization increase for 2005-2007 approved by the Board of directors, the Company participated in road-shows and also in a number of large conferences:

February 9-11, 2005 - the Company took part in III annual conference "Russia On-on-One" for the largest western investment funds in London organized by CJSC "United financial

group". As a result of round table and "One-on-One" meetings the Company held 22 meetings with 31 foreign institutional investors, among them: "ABN AMRO Asset Management", "Egerton Capital Limited", "Emergent AM", FCM, "Fidelity Europe", "Libra Advisors", "Northern Trust", RZB AM, "Schroder IM", "SocGen AM", "Alliance Capital Management", "Brookside Capital" ("Bain Capital"), "Capital Int'l UK", "Charlemagne Capital Ltd.", "Cheyne Capital", "Citadel Investment Group", "Deutscher Investment Trust AM", "PLAZA BV" ("Erdgate Invest"), "Fortis Investments", 'Fortress Capital', "Goldman Sachs Asset Management International", "Hermes IM", "Invesco Perpetual AM", "Kairos Investment Management", "Orkla Investments", "Pictet AM", "Putnam Investments", "SAC Capital Advisors", "Sloane Robinson", "Spinnaker Capital Group", and "Deutsche Bank". In the course of these meetings the Company made the presentation of its operational and financial-economic activity, discussed the issues of current status of Russia's enterprises and the problems that they faced and their potential solutions, the perspectives of the enterprises' development and also the issue of communication industry privatization.

March 3-4, 2005 – the Company's representatives presented the report on fixed line and mobile communication at specialized telecom conference in London organized by "Brunswick UBS". As a result of "One-on-One" series of meetings the Company's management held the meetings with CEOs of 4 largest foreign investment funds: "Maverick Capital", "Baring Asset Management", "Carmignac Gestion", and "Morgan Stanley Investment Management". In the course of these meetings the Company made the presentations on fixed line and mobile business.

June 22, 2005 – within the framework of annual Moscow's conference held by "Renaissance Capital" for the largest international institutional funds, in Nizhny Novgorod the Company made the presentation on fixed line and mobile business at the meeting with analysts and managers of 14 international investment companies and funds, and also for their customers, among them were: "East Capital", "New Advisors, AG", "Firebird Management", "State Teachers Retirement System of Ohio", "Seneca Capital", "Third Point Fund", "Allianz Invest", HK "Interros", "Parma Asset Management", "Pallada Asset Management", "Wermuth AM", "MIPP International", "ROST CAPITAL Managing Company", and "Renaissance Capital".

September 7, 2005 – the Company organized and held conference call dedicated to the release of OJSC "VolgaTelecom" IFRS audited consolidated financial statement for 2004. 23 participants were registered in the conference call, between them were the largest investment funds and 5 of them were USA companies and funds.

September 28-30, 2005 – the Company took part in annual Moscow's conference "Investments in Russian economy: key to success" traditionally organized and held by "Brunswick UBS". Within the "round table" of telecom sector with the topic "Perspectives of Russia' communication industry development" the Company read the report and made the presentation on the perspectives of OJSC "VolgaTelecom" development for 2005-2008 for leading Russian enterprises and world largest financial and investment companies.

2.3. On top management meetings with investment companies and funds.

In 2005 the Company held regular meetings and organized conference-calls with Russian and foreign analysts, with representatives of foreign and Russian investment companies and funds. The meetings were held both in the Company's headquarters in Nizhny Novgorod and in Moscow:

February 14, 2005 – in Nizhny Novgorod the Company took part in the meeting with "Alfa Capital" portfolio manager and with analysts of OJSC "Alfa Bank". At the meeting a wide range of financial and operational issues related to the Company's activity was discussed, as well as the issues related to the Company's fixed line and mobile business development, and also the issues of "Svyazinvest" privatization. In the course of the meeting the presentation was made on operating and financial-economic activity of the Company as well as the booklet of the Company's annual statement for 2003.

April 7, 2005 – in Nizhny Novgorod the Company made the presentation on fixed line and mobile business at the meeting with analysts and managers of 8 investment banks and funds. The meeting was arranged by ING Bank (Eurasia) ZAO, among the participants were the representatives of: "Templeton", "Invesco", "Vontobel", "Banca Immobiliare", "Studi & Investimenti", "Alfa AM", "Uralsib AM", and "ING".

November 23, 2005 – in Moscow the Company made the presentation of OJSC "VolgaTelecom" bonded loans of Bt-2 and BT-3 series for investment companies and banks.

2.4. On IR.

During 2005 the Company continuously worked with its investors: timely replies to requests, consultations as regards the work with the Company's registrar, with transfer-agents, provision of information and reporting about the results of the Company's activity, provision of copies of constituent documents and other internal documents of the Company, timely posting of information at the Company's web-site in Internet in section "For Investors and shareholders", preparation and provision of presentation materials at the meetings with analysts and CEOs of investment companies and funds, and other events. The Company provides transfer-agents servicing of its shareholders in the following branches: Ulyanovsk branch, Orenburg branch and the branch in Udmurtiya Republic. At the Company's site there are the replies to frequently asked questions as regards the Company's shareholders interaction with the registrar.

2.5. On obtaining (revision) of credit rating and of corporate governance rating.

January 31, 2005 – consortium "RID – Expert RA" assigned the Company National corporate governance rating at "B++" level. This is an average corporate governance rating level. This rating means that the risks of the Company' corporate governance are low.

April 15, 2005 – "Standard & Poor's" raised long-term corporate credit ration of OJSC «VolgaTelecom" from "B" to "B+" taking into account the improvement of its business position and stable financial performances. The outlook is "Stable". Simultaneously, "Standard & Poor's" raised OJSC "VolgaTelecom" long-term rating as per Russian scale from "ruA-" to "ruA+".

April 15, 2005 – "Standard & Poor's" raised long-term credit rating of the Company's bonds issue (in rubles) of the amount of 1 billion rubles with maturity term in February 2006 as per Russian scale to "ruA+" level.

September 6, 2005 - Corporate Governance Ratings Services of "Standard & Poor's" reduced CGR to CGR-4+ level (as per international scale) and to CGR-4.8 as per Russian scale. In opinion of International Rating Agency "Standard & Poor's" the reduction of rating was connected with the growth of influence of the principal shareholder (OJSC "Svyazinvest") on the Company's strategic decisions, with OJSC "VolgaTelecom" provision of IFRS reporting after the annual general meeting of shareholders and with the concern of the practice of competitive struggle in the segment of Internet services.

In 2006 the Company is planning to publish its IFRS reporting for 2005 before holding the annual general meeting of shareholders.

September 6, 2005 – as a result of monitoring of current corporate events in OJSC "VolgaTelecom" conducted by rating agency "Expert RA", National corporate governance rating was confirmed at "B++" level.

November 8, 2005 – the Company's long-term corporate credit rating as per international scale was confirmed at "B+" level, outlook is "stable".

December 14, 2005 – "Standard & Poor's" assigned credit rating as per national scale at "ruA+" level to two issues of priority, non-secured, denominated in rubles, bonds of OJSC "VolgaTelecom" of BT-2 and BT-3 series with the amount of issues of 3,0 billion and 2,3 billion rubles correspondingly.

2.6. On bonded loans floatation.

In 2005 the Company floated two bonded loans.

On December 6, 2005 OJSC "VolgaTelecom" inconvertible, interest bearing, certified, bearer bonds with obligatory central storage of BT-2 and BT-3 series were floated at CJSC "Stock Exchange MICEX". The maturity term of the bonds of each series is 5 years, with 3-years offer for BT-2 series bonds and without offer for BT-3 series bonds.

Total amount of BT-2 series bonds issue made up 3 billion rubles. The quantity of issued bonds was 3 000 000 pieces of the face value of 1 000 rubles of each bond. Based on the results of competitive tendering to determine the interest rate of the first coupon of BT-2 series bonded loan the rate of the first coupon was set to be equal to 8,20% per year. Efficient yield for repayment – 8,37% p.a.

Total amount of BT-3 series bonds issue made up 2,3 billion rubles. The quantity of issued bonds was 2 300 000 pieces of the face value of 1 000 rubles of each bond. Based on the results of competitive tendering to determine the interest rate of the first coupon of BT-3 series bonded loan the rate of the first coupon was set to be equal to 8,50% per year. Efficient yield for repayment – 8,68% p.a.

The issues organizer – OJSC "Svyazbank", co-organizer – CJSC JSCB "Promsvyazbank". Financial adviser – CJSC "Investment company AVK". The issue's coordinator is OJSC "Svyazinvest". Co-underwriters: JSCB "AK BARS" (OJSC), LLC "Deutsche Bank", OJSC JSCB "Eurofinance Mosnarbank", CJSC "MMB", "NOMOS-BANK" (CJSC).

The objective of bonded loans is to raise the company's revenue performance and to finance the investment program. OJSC "VolgaTelecom" is making preparations for the implementation of a number of large scale projects aimed at the development of communication facilities of the Volga Federal district. The money raised by the loan in the first place will be allocated for realization of projects of introduction of high-tech services and communication network modernization, and also for re-financing of the Company's credit portfolio in order to optimize the debt load.

2.7. Information about arrangements of maintaining the Company's securities in quotation lists.

During the reporting period in order to maintain the Company's shares in quotation lists of Russian organizers of trading at securities market – Non-Commercial Partnership RTS, OJSC "RTS" and CJSC "Stock Exchange MICEX" – the Company in due time and on regular basis sent to their attention the documents required in accordance with Russian legislation: reports about compliance with the norms of corporate governance code, the reports of the issuer of issuing securities, the lists of affiliated persons and entities, the Company's accounting and financial statements, communications about material facts of the Company's financial-economic activity and about the data that may materially affect the cost of the Company's securities, newly adopted internal documents of the Company and changes into the existing ones.

2.8. Information about IR events and development of secondary market of shares (description of major events).

During 2005 OJSC "VolgaTelecom" carried out goal-oriented activity aimed at improving informational and investment transparency of the Company in order to increase the market price of its shares and to promote the Company at capital markets by way of IR methodical efforts with investment community and development of shares secondary market. .

In the first quarter of 2005 the Company worked out a medium-term plan of interaction with investment community, development of shares secondary market and improvement of corporate management. On April 26, 2005 the Company's Board of directors approved the

Concept of increasing OJSC "VolgaTelecom" capitalization for 2005 – 2007 (hereinafter – the Concept). The objective of this Concept elaboration is to increase the efficiency of arrangements conducted by the Company and aimed at the increase of capitalization, improvement of coordination of actions of the Company's various sub-divisions, and also for the analysis of the impact of policy realized by the management on the Company's capitalization.

Within the framework of fulfilling the arrangements scheduled by the Concept, the following major events realized in 2005 should be mentioned:

- During the reporting period the information of Russian and English versions of the Company's corporate web-site was constantly updated. Wherever possible the information in both the versions was given simultaneously. In the course of the site operation its structure is corrected in order to present the information in the best way for simplicity and convenience of its finding and apprehension.
- On June 28, 2005 the Company organized and held the annual general meeting of OJSC "VolgaTelecom" shareholders. In accordance with Russian Federation legislation requirements and also within the framework of information support of the preparation of holding the annual general meeting of shareholders the communication was prepared and released about the meeting; notification was published in "Rossiiskaya gazeta" newspaper about the annual general meeting of shareholders, the materials for the annual general meeting of shareholders were posted at the Company's site in the Internet (both in Russian and in English). Based on the results of the annual meeting there were prepared and distributed: press-release and material fact, in accordance with RF FCSM Rule № 03-32/пс of 02.07.2003 the resolutions of the annual general meeting of shareholders were published in "Rossiiskaya gazeta" newspaper. Along with compliance with Russian Federation legislation requirements there were carried out a number of arrangements in accordance with effective program of ADRs level-I (timely information distribution to the bank-depositary, provision of materials designed for familiarizing shareholders-participants in English, finalization of bulletins for voting by ADRs owners (proxy-cards).
- Based on the results of the annual general meeting of shareholders held in June 2005 the Company issued the booklet of the Company's annual statement for 2004, this booklet was posted at the Company's web site and 260 copies were distributed between investment community – in Russia 72 copies, outside Russia – 188 copies, out of them 50 copies were sent to the Company's ADRs owners.
- The results of the activity for 2004, for the first quarter, for half of the year and for nine months of 2005 as per RAS were posted at the Company's corporate web site, and sent by request to investment companies and analysts.
- During the reporting period the Company constantly provided information about the Company's activity to target groups of investment community. Communications (press-releases) containing the information about the results of the Company's current activity, its plans and perspectives were prepared and distributed as per the distribution list and via the Internet (at the Company's corporate web site). Prepared materials about the Company's activity: quarterly reports of the issuer of issuing securities, quarterly accounting and annual financial statements of the Company, the lists of affiliated persons and entities, the Company's profiles made up on quarterly basis were posted at the Company's corporate web site. Communications about material facts affecting the Company's financial-economic activity and about the data that may materially affect the cost of the issuer's securities were published at the Company's corporate web site, in "Rossiiskaya gazeta" newspaper and in supplement to "FCFM Herald" as soon as they occur. Also, in accordance with current Russian legislation the Company timely sent the reporting to the attention of the body that regulates securities market – to RF FCFM.
- During 2005 the Company carried out monitoring and analysis of the market of shares of mega-regional companies of communication.
- In August the Company organized and held at FINAM the Internet-conference on the [illegible] of OJSC "VolgaTelecom" activity for the first half-year of 2005.

- On September 7 the Company organized and held conference call dedicated to the release of IFRS audited consolidated financial statement of OJSC "VolgaTelecom" for 2004.
- On October 17 the Company for the first time published the results of IFRS non-audited consolidated financial statement of OJSC "VolgaTelecom" for the first half-year of 2005. The Company posted the appropriate press-release and the reporting at its corporate web site and distributed it to the analysts.
- The information about the Company's current activity and its financial performances, as well as the comments to the issues of interest were provided by the Company upon requests of analysts (over the phone and by e-mail) from 10 investment companies and banks.
- In 2005 the Company actively held meetings and organized conference calls with analysts and managers of Russian and foreign investment companies and funds. During the reporting period the organizers of such meetings were such companies as OJSC "Alfa-bank", "Renaissance Capital", CJSC "United financial group", "Brunswick UBS", and "ING Bank»". These meetings were also organized for the customers of these companies (largest Russian and foreign investment companies and funds). As a result of this work during the reporting period the Company held meetings with 53 companies. As a result of these arrangements the information about the Company regularly appeared in investment companies analytical reviews dedicated not only to telecom sector, but to Russia at large, it was published in central and local mass media and was constantly present at news wires of central and regional information agencies.
- During the reporting year the Company updated the list of analysts and investors with whom the Company is cooperating on permanent basis.
- The Company formed and regularly revised the list of contacts with international and Russian financial mass media. As of today this list includes 60 international and Russian information agencies and printing organs, among them 4 are international and 52 are from Russia (including 14 from Nizhny Novgorod city).
- During the reporting year the Company interacted with Russian rating agency "Expert RA" in connection with assignment and maintaining the Company's corporate governance rating and with international rating agency "Standard & Poor's" in connection with maintaining the Company's corporate governance rating and credit ratings.
- In January 2005 the Company's preferred shares and BT-1 series bonds were included into Quotation lists "A2" of NCP RTS, and ordinary and preferred shares and BT-1 series bonds of the Company were included into Quotation lists "A2" of OJSC "RTS".
- During the reporting period the Company carried out arrangements in order to maintain the Company's securities in quotation lists of Russian organizers of trade at securities market.
- Within the framework of activities to support acting program of ADR level-I the materials in English for the general meeting of shareholders (notice, voting bulletins, drafts of documents for the approval by the general meeting of shareholders, the Company's RAS audited accounting statement, the draft of the annual report) were distributed via JPMorgan Bank; the materials based on the results of voting by the Company's ADRs holders were prepared; the following documents in English were distributed to the Company's ADRs holders via JPMorgan: the booklet of the Company's annual report for year 2004, informational reports for investors, quarterly reports of the issuer of issuing securities, communications on material facts about the Company's financial-economic activity and on the data that may materially affect the cost of the Company's securities, the lists of affiliated persons/entities, published in mass media notifications about holding general meeting of shareholders and about the results of the general meeting holding, published in mass media notices about state registration of bonds issue and the procedure of disclosing the information about the issue of the Company's BT-1 series bonds and communication about state registration of the report on the results of the issue of the Company's BT-1 series bonds; the data about the Company's acquisition of over 20% of voting shares of other companies; communications about the Company's current activity; the minutes of the Company's shareholders meetings; the Company's documents in English were sent to US SEC; the information of the English version of the Company's web-site was constantly updated; within

the terms of the agreement with JPMorgan the funds spent by the Company for legal company "Clifford Chance" services to obtain RF FCFM permission for floatation and circulation of the Company's securities outside Russia (within the framework of ADR program realization) and for the assignment and maintaining by "Standard & Poor's" of the Company's corporate governance rating were claimed for reimbursement.

The result of the Company's activity, including the realization of IR activities and development of secondary market of shares in 2005 was that market value of OJSC "VolgaTelecom" shares increased by 1,2 times for ordinary stock and by 1,6 times for preferred stock correspondingly, and the Company's market capitalization grew from US$952 million as of the beginning of the year to US$1 301 million as of the year end, thus the gain of capitalization made out 37% (the calculation was made on the basis of the tendering results at NCP RTS).

OJSC "VolgaTelecom" capitalization record in 2005.

Chart 2



1 400
1 300
1 200
1 100
1 000
900
US$ million
952
1 073
976
1 240
1 301
January 01, 2005
April 01, 2005
July 01, 2005
October 01, 2005
January 01, 2006

2.9. On charity.

In 2005 the Company carried out charity and sponsor activity within the terms of Provisions approved by the Company's Management board: "On OJSC "VolgaTelecom" sponsor and charity activity" and "On Commission for rendering sponsor and charity activity of OJSC "VolgaTelecom". The General Director by his order № 279 of 08.08.2005 approved the Commission for rendering sponsor and charity activity, the Commission consisting of 5 persons. Since the start of its operation the commission considered more than 150 applications of citizens and organizations.

The major trends of rendering sponsor and charity assistance were:

- Support and realization of programs and arrangements aimed at rendering material aid, medical and social support of children, disabled persons and other persons;
- Rendering support to communication industry employees;
- Support and realization of programs and arrangements aimed at strengthening the image and role of family in society and state, protection of motherhood and childhood;
- Support and realization of programs and arrangements aimed at assistance to intellectual development of man in the areas of enlightenment, education, science, culture, art;
- Support and realization of programs and arrangements in the areas of preventive care and protection of health, sport;

- Protection and proper upkeep of buildings, objects and territories having historical, cultural and environmental value;
- Support of programs in the area of science and enlightenment;
- Support of sport and cultural events.

In 2005 the Company rendered target assistance to citizens (because of hard material situation due to poor health and also caused by acts of God, fires, etc.) and organizations:

- Non-government public Fund for field hockey development (since 2003 the Company is the major sponsor of women field hockey team "VolgaTelecom". The team became 4 times champion of Russia, won Russia's Cup and was prizewinner of international contests);
- Russian Fund of communication history (Saint Petersburg);
- Educational institutions (orphan homes, kindergartens, schools, museums, Institutions of Higher Education, creative teams);
- Health care institutions;
- Russian Orthodox Church;
- Public organizations of veterans, disabled persons, participants in combat operations;
- Other organizations.

2.10. On work with general public, end-users of the Company's new services.

Currently all the branches of OJSC "VolgaTelecom" are actively carrying out activities aimed at the improvement of level of customer servicing and provision of high quality services:

- Special sub-divisions for work with corporate customers were established;
- Activities are worked out to improve the servicing of both corporate and individual customers;
- Active sales policy is carried out;
- Special offers for various categories of users are formed;
- The posts of personal managers for VIP-customers were introduced;

Realization of marketing arrangements in 2005.

The Company actively participated in international and regional specialized exhibitions:

- "Infocom", Moscow, Nizhny Novgorod, quarter 3 of 2005,
- "United Russia", Nizhny Novgorod, quarter 4 of 2005.

The Company's branches took part in regional exhibitions:

- Participation in exhibition "World of computers and communication" - graphic arts, advertising in mass media, leasing of exhibition grounds (Kirov city, quarter 1 of 2005);
- Activities dedicated to the celebration of 70-th anniversary of Kirov branch (Kirov city, quarter 1 of 2005);
- "Business Mordoviya" (the Republic of Mordoviya, quarter 3 of 2005);
- Participation in exhibition "100 best products of Mordoviya" (ADSL) (the Republic of Mordoviya, quarter 3 of 2005);
- "Call to Santa Claus!" (Nizhny Novgorod, quarter 4 of 2005);
- COMEX (the Republic of Mariy El, quarter 4 of 2005);
- "100 best products of the Republic of Mariy El" (the Republic of Mariy El, quarter 4 of 2005);
- "Business Yoshkar-Ola" (the Republic of Mariy El, quarter 4 of 2005);
- Enterprises of the Republic of Mariy El in Volzhsk town (the Republic of Mariy El, quarter 3 of 2005);
- Participation in exhibitions "Exchange yard" "Techinform" (Orenburg city, quarters 2 and 4 of 2005);
- Participation in business-fair "Innovation projects 2004-2005" (Samara city, quarter 2 of 2005);

- Participation in exhibition "Communication. Informatics. Communications." (Samara city, quarter 4 of 2005);
- Participation in inter-regional exhibition "City of XXI century" (Saratov city, quarter 2 of 2005);
- The program of arrangements was prepared to provide for orientation to customer – "Facing the customer 2005" (Ulyanovsk city, during the year);
- Participation in subject exhibitions (all the branches during the year);
- Special TV coverage "Learn more about communication" (the Republic of Chuvashiya, quarter 2 of 2005);
- Promotion action within the exhibition "Regions – cooperation without borders" (the Republic of Chuvashiya, quarter 2 of 2005).

In addition to participation in exhibitions aimed at loyalty enhancement during 2005 OJSC "VolgaTelecom" branches carried out:

1. Advertising campaigns to promote OJSC "VolgaTelecom" services:

- Local communication;
- DLD & ILD;
- Access to the Internet;
- Cable TV;
- Mobile communication (the Republic of Mariy El, Samara oblast);
- Inquiry and communications services.

2. Regional advertising campaigns to promote the services of Internet access – "Internet for all", "High rate Internet access", "Internet-saloons".

The objective:

- Increase in the number of Internet users;
- Internet revenues growth;

3. Presentations:

- Presentation of opening of Settlement-service centers;
- Presentation of commissioning of digital switches in the regions;
- Presentation of new kinds of communication services;
- Ceremonial distribution of diplomas of OJSC "VolgaTelecom" VIP-customer;
- Recognition of the n-th subscriber.

4. Holding of special workshops;

5. Carrying out of marketing research in the Company's branches to study the demand for communication services provided by the Company's branches and to evaluate the quality of provided services.

6. Sponsor assistance to sports events and youth entertainments.

7. Arrangements aimed to improve the efficiency of work with corporate customers and to draw new VIP-customers:

One of the priority trends in OJSC "VolgaTelecom" activity is to upbuild the system of customers servicing and in the first place of large corporate sector.

End-to-end servicing and individual approach will become major trends of further improvement of quality of work with the Company's corporate customers. The so-called "integrated packages of services" – package offers for most profitable and perspective services are currently developed for these segments.

The following was done as regards the development of relations and enhancement of loyalty of existing VIP-customers:

- Information collection is completed and the business file for each VIP-customer is filled in for further automation of VIP-customers database and implementation of CRM elements

into the process of servicing. In 2005 within a pilot project "VIP-customer" program was designed and put into operation in Samara city, this program allows to automate the database and to include the information from business files into the program. It is planned to introduce the program in other regions and to centralize it in 2006.

- Heads of organizations – OJSC "VolgaTelecom" VIP-customers – were congratulated on public holidays and presented souvenirs with the Company's logo.
- Presentations, exhibitions, conferences were held in the regions for VIP-customers.
- Activities to provide communication services to government companies and organizations; to state authority bodies, to educational institutions: activities for creating xDSL-based corporate network, PBX connection and provision of access to OJSC "VolgaTelecom" network resources at local level.

2.11. On work with the Company's personnel.

The Company constantly pays attention to the issues of developing corporate culture.

Last year in Mariy El, Nizhny Novgorod, Orenburg, Penza and Chuvashiya Republic branches professional skills contests were held with awarding the title "The best professional" between wire-men, cable splicers, operators and other professions. In Udmurtiya Republic branch the safety arrangements and precautions contest was held. The winners got cash bonuses and gifts. In the branch of Chuvashiya Republic based on the results of 2005 26 best employees were registered in the Book of Honors.

In connection with celebration of the 60-th anniversary of V-Day the Company held arrangements dedicated to this event. In all the branches Combat Glory stands were arranged, red carpet welcomes were held with the veterans of the Great Patriotic War and workers of rear area, they were presented flowers and gifts. 764 participants of the Great Patriotic War and 2447 workers of rear area were congratulated during this celebration. 7910,6 thousand rubles were spent for this activity, including 6 453,7 thousand rubles to pay pecuniary aid to the veterans.

In the Company's branches the administration jointly with the trade union carried out the activities dedicated to the Day of Radio – holiday of communication industry workers, to the Day of Old People, the veterans of communication are invited to all these events. The branch in Ulyanovsk constantly issues corporate newspaper "Svyazist" and the branch in Saratov issues "Interface" newspaper.

Much attention in the Company is paid to sport development. Actually in all the branches there were held the contests in football, volley-ball, tennis, skiing, sport festivals "Father, mother, I – sport family" for the employees and members of their families. In Orenburg, Saratov branches and in the branch in the Republic of Chuvashiya summer and winter Olympics were held.

In September 2005 OJSC "VolgaTelecom" Cup in mini-football was held. After the contest the picked team was formed which took part in mini-football tournament dedicated to the 10-th anniversary of OJSC "Svyazinvest" and was the 6-th between 14 teams of the companies comprising "Svyazinvest" holding.

All in all in 2005 14 075 thousand rubles were spent for corporate events.

In 2005 the issue of corporate newspaper "VolgaTelecom is on line" was going on. The issue is published on monthly basis of the run of 2000 copies. The newspaper regularly publishes major news, corporate events, articles and interview on the most acute issues, and also the information about the branches' activity. The issue is distributed in the Company's branches and is also available at the Company's site in the Internet at: http://www.vt.ru.?id=1545. The newspaper contributes to formation of corporate culture, is the means of exchange of opinions on the issues of the day, information site for specialists and executives of the Company.

2.12. Safety arrangements and precautions of the Company's employees.

Provision of occupational safety is one of the most complicated social-labor problems and its solution is one of major trends of OJSC "VolgaTelecom" activity.

Safety arrangements and precautions are carried out in accordance with Federal Law 181-ФЗ "On fundamentals of safety arrangements and precautions in Russian Federation" of July 17, 1999 and Provision on organization of safety arrangements and precautions in "Communication" industry approved by Russia's Ministry of communication order № 187 of October 26, 2000.

The Company established the service of safety arrangements and precautions, its sub-divisions are available in all the branches.

The system of management of activities of safety arrangements and precautions covering all the aspects ensuring the organization of healthy and occupational safety is effective in the Company. The system includes the following:

- Appraisal of work place as regards working conditions;
- Sanitary analysis of work places;
- Periodical and target medical examinations, planning of administrative and technical measures of safety arrangements and precautions;
- Adoption of labor contract and agreements of safety arrangements and precautions with trade union organizations.

In accordance with Federal Law № 116-ФЗ "On industrial safety of hazardous facilities" approved on July 21, 1997 the "Provision on industrial compliance control of requirements of industrial safety at hazardous facilities when operating lifting cranes, elevators, car lifts, gas equipment" was introduced in the branches. The Provision sets forth the procedure of organizing industrial control in the branches, defines responsible employees for performance of industrial control and their duties.

Safety arrangements and precautions service carries out preventive measures of occupational traumatism, occupational diseases caused by production factors and also the measures of improving working conditions. All the employees are preliminarily medically examined before beginning the work and are periodically medically examined in accordance with RF Ministry of Public Health order № 90 of 14.03.1996. The programs of industrial compliance control of public health regulations are worked out and approved in the branches' sub-divisions.

Certification of work places is an essential element of improving labor activity of workers and has explicit trend for prevention of occupational diseases and reduction of traumatism. The work places in the Company's branches are certified in accordance with Rule № 12 of March 14, 1997 of Russia's Ministry of Labor.

In OJSC "VolgaTelecom" the work places certification as regards working conditions is completed in 7 of 11 branches.

As of January 1, 2006 out of 27780 work places subject to certification 25622 were certified or 92,2% of the total number of work places.

In the Company's branches there were held 140 expert examinations of quality of holding the certification of work places as regards working conditions.

130 specialists in certification of work places as regards working conditions and 15 experts in certification of safety arrangements and precautions were trained.

Certification of safety arrangements and precautions is completed in full Ulyanovsk branch and in 5 structural sub-divisions of Nizhniy Novgorod branch.

Safety arrangements and precautions implemented in sub-divisions are materially affecting the improvement of labor safety level and working conditions of the workers. In 2005 for safety arrangements and precautions the entire Company spent more than 141 million rubles or 0,92% of the amount of operational expenses which corresponds to the requirements of Federal law № 181 of July 17, 1999.

The arrangements carried out in the Company's sub-divisions allowed to improve efficiency indexes of safety arrangements and precautions and to reduce total occupational traumatism.

Total number of work accidents was 29, which by 18 less than in 2004. The number of injured persons also reduced. In 2004 there were 50 persons and in 2005 – 34 persons or by 32 % less.

III. THE COMPANY'S POSITION IN THE INDUSTRY

The Volga Federal district (VFD) includes 14 subjects of Russian Federation – 6 republics: Bashkortostan, Mariy El, Mordoviya, Tatarstan, Udmurtiya, Chuvashiya and 7 oblasts: Kirov, Nizhny Novgorod, Orenburg, Penza, Samara, Saratov, Ulyanovsk and Perm area (the region comprises Perm oblast and Komi-Permyak Autonomous Area).

VFD territory is 1 038 thousand square km, which is equal to 7,27% of Russian Federation territory. 32 019 thousand people are living here or 22,1% of the total population of Russia, this is the second outman (after Central Federal district) and the most multi-national federal district (about 140 various nations, nationalities and ethnic groups are living here).

The majority of VDF population lives in towns and cities - 70,8 %, which is higher than All-Russia's figure. Five largest Russian cities with population over 1 million people are located at VDF territory: Nizhny Novgorod, Samara, Kazan, Ufa and Perm.

The share of industrial production of the Volga Federal district in Russia's economy is 23,9% - this is the highest index in the country. The leaders of the industry are machinery-producing industry and fuel and energy complex. However, agricultural sector, chemical industry and light industry make a substantial input into the volume of industrial production of the Volga Federal district. Electric-power supply industry is an important industry of market specialization of the Volga region. Large hydroelectric power stations on the Volga and Kama rivers are located in the district; nuclear power is represented by Balakovo's A-plant – the largest in the region.

The volume of investments into the economy of the Volga Federal district is 15,3% of all capital assets of Russia.

OJSC "VolgaTelecom" branches are located in 11 regions of the district - in Republics of: Mariy El, Mordoviya, Udmurtiya, and Chuvashiya and also in Kirov, Nizhny Novgorod, Orenburg, Penza, Saratov, Samara and Ulyanovsk oblasts.

In 2005 the actual volumes of telecom market serviced by OJSC "VolgaTelecom" amounted to about 46,6 billion rubles. The major portion of the Company's revenues falls on Nizhny Novgorod (18% of the Company's revenues), Samara (15% of the Company's revenues) and Saratov regions (11% of the Company's revenues).

Regional distribution of OJSC "VolgaTelecom" revenues in 2005

Chart 3



Branch in the Republic of Chuvashiya 5,8%
Ulyanovsk branch 6,5%
Kirov branch 7,5%
Branch in the Republic of Mariy El 4,4%
Branch in the Republic of Udmurtiya 7,7%
Branch in the Republic of Mordoviya 4,6%
Saratov branch 11,9%
Nizhny Novgorod branch 20,1%
Samara branch 16,2%
Penza branch 5,8%
Orenburg branch 10,6%

As of 01.01.2006 OJSC "VolgaTelecom" share is 44,5% (including cellular business) of all revenues of telecommunications sector (39,5% in 2004).

The percentage of the Company's branches at the market of telecom services of the regions are presented in the Chart below:

Share of branches at the region's market (cellular business including), %

Chart 4



100,0
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
52,5
72,9
48,4
42,0
49,4
45,3
39,5
41,5
43,2
45,2
43,5
Kirov branch
Branch in the Republic of Mariy El
Branch in the Republic of Mordoviya
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in the Republic of Udmurtiya
Ulyanovsk branch
Branch in the Republic of Chuvashiya

The shares of the company's branches at the regions' telecom services market are provided below.

Table 2

OJSC "VolgaTelecom" branch	Volume of regional market, million rubles	Communication services revenues, million rubles	The branch share at the region's market, %	Share of regional market in revenues of telecom market of the Volga region, %
Kirov branch	2 980	1 564	52,5	6,4
Branch in the Republic of Mariy El	1 260	918	72,9	2,7
Branch in the Republic of Mordoviya	1 980	958	48,4	4,2
Nizhny Novgorod branch	9 385	3 942	42,0	20,1
Orenburg branch	4 470	2 209	49,4	9,6
Penza branch	2 680	1 213	45,3	5,7
Samara branch	8 500	3 360	39,5	18,2
Saratov branch	5 950	2 466	41,5	12,7
Branch in the Republic of Udmurtiya	3 715	1 606	43,2	8,0
Ulyanovsk branch	3 000	1 356	45,2	6,4
Branch in the Republic of Chuvashiya	2 750	1 196	43,5	5,9
Total for the Company	**46 670**	**20 788**	**44,5**	**100,0**

The Company's share in revenues is 75,5% (exclusive of cellular business). Moreover, this share in local telephone communication and in DLD revenues is 87,1 % and 94,45 % correspondingly (it was supposed to keep it at the level of at least 75 %).

In 2005 the primary trends at communication services market were:

- Achieving high density of telephonization inside the regions (in a number of regions the market is close to saturation);
- Low level of income of rural area population (rural telephone communication);
- Further growth of subscribers' base of cellular operators hereupon the reduction of demand for local and DLD communication services;
- Alternative operators take away DLD traffic;
- New services market development (Intelligent Network, Call Service Centers);
- High rates of growth of Internet services development (ADSL).

In 2005 the determining factors that affected the formation of the Company's communication services revenues were:

- Network development and expansion of range of communication services provided with application of new technologies;
- Change of tariffs for communication services;
- Increase in volume of services rendered to connected operators;
- Development of competition at the markets of intra-zonal and local communication, reduction of demand for the Company's services and correspondingly the reduction of the Company's share at these markets in a number of regions.

Local telephone communication remains the major source of communication services revenues; its share in the total amount of revenues is 46,1%.

The rate of growth of communication services revenues in 2005 made up 115,2% vs. the relevant period of 2004.

The revenues grew higher than the average level for the Company vs. 2004 in the branch of the Republic of Udmurtiya – 122,5%, in Orenburg branch – 120,6%, in Kirov branch – 120,3% and in the branch of the Republic of Chuvashiya – 116,9%. In all of the above mentioned branches, but for the branch in the Republic of Udmurtiya, the outstripping gain of communication services revenues was ensured due to conducted tariff policy (in these branches the average revenue rate at city's network of telephone communication grew at the average by 19-21%). In the branch of the Republic of Udmurtiya the achieved rate of revenues growth was

affected by the increase in tariffs for local communication, connection of alternative operators and connection of affiliate company LLC "Izhcom".

It should be noted that depending on the condition of regional communication market (its maturity, competitive situation, the activity of the branch itself) the shares of branches in regional revenues are different. So, if in the Republic of Mariy El there are actually no competitors, then the share of revenues of the branch is fairly high – 72,9% (cellular business inclusive).

Revenues from communication services, traffic connection and transit in 2005.

Chart 5



Revenues from traffic connection and transit 13%
Payphones 1%
DLD & ILD 30%
Rural telephone network 7%
Radio communication, radio broadcasting, television and satellite communication 1%
Wire broadcasting 2%
Local telephone network 38%
Recording communicatio 7%
Mobile electric communication 1%

Based on the results of the year the revenues from providing the services with application of new technologies made up 7,3% of the total amount of communication services revenues for 2005. The growth rate was 160,9%.

Performance of OJSC "VolgaTelecom" market shares changes in major trends of activity is provided below.

Performance of market shares changes by basic indexes

Table 3

Services	Market share in 2004, %	Market share in 2005, %
Local communication	86,58	87,10
DLD	94,96	94,69
ILD	92,45	92,85
Internet services over dedicated channel	64,76	74,6
Internet services over dial-up channel	70,03	73,78
Cable TV services	12,34	13,43
Voice information transmit services (IP-telephony)	9,60	29,25

IV. PRIORITIES IN THE COMPANY'S ACTIVITY

4.1. Construction and modernization of backbone, intrazonal and traffic networks.

Major objectives for 2006.

During the planning and construction, development and modernization of networks the integrated approach is used which allows to ensure the reduction of operational expenses for communication networks maintenance and provides the capability to provide end-to-end services on the entire territory of Russia, to use system solutions and to orient to the solutions of leading equipment manufacturers as regards its reliability, scalability, manageability and flexibility.

1. Intrazonal network.

Backbone primary network and intrazonal primary networks will be developed with the use of fiber-optic cables with features required for the construction of high rate traffic network with the number of optical fibers on the basic direction not less than 20 with due account for availability in it of fibers with biasing nonzero dispersion (ITU-T G.655 recommendation) designed for application of systems providing for WDM spectral multiplexing.

In 2006 it is planned to construct 2 707 km of intrazonal communication lines, including 2 500 km of fiber optic intrazonal communication lines and 207 km of microwave radio communication lines. Modernization of existing intrazonal primary networks will allow to increase their capacity by 146,8 thousand channel-km.

Taking into account the need in expansion of network carrying capacity and also the need of modernization of analog equipment at zonal networks the Company will continue the modernization and expansion of existing networks for forecasted channels loading providing for maximization of profit from invested resources.

2. Local communication.

During the year it is planned to commission 404,5 thousand numbers at city's telephone networks and 52,3 thousand numbers at rural telephone networks. Out of them 272,5 thousand numbers will replace step-by-step decimal and crossbar switching systems. Total installed capacity of telephone network will make up 5 112,5 thousand numbers, it is planned to bring digitalization level up to 68,2 %. The gain of basic phone sets is planned to the number of 160330 units, including at CTN - 131840 units, and at RTN - 24790 units. For the purposes of reducing operational expenses it is stipulated to apply not more than two types of equipment at PSTNs of the Company's branches.

Chiefly the equipment with NGN elements (including Softswitch technology) will be used for communication networks development. For reconstruction of telephone networks in districts centers it is planned to apply switching systems incorporating the equipment of subscriber's wideband access. The construction of interoffice communication is planned to realize with primary application of fiber-optic cable.

Further implementation of distributed call service center (CSC) is planned as per recommendations worked out in R-effort "Standard requirements and recommendations for creation of Call Service Centers by communication Companies" and individual "System project/Working project of CSCs creation in the Company".

The development and realization of programs of modernization of existing network infrastructure for expansion of range of provided communication services and improvement of their quality will be continued:

- Participation in the tender for providing universal services;
- Telephonization of settlements in rural areas;
- Providing communication services for government needs, access to emergency services, including to "112" service.

At wire broadcasting networks it is planned to continue the arrangements of change-over to off-air reception of programs and reconstruction of networks of republican and oblasts' centers

of wire broadcasting. In accordance with the plans of 2006 the following is scheduled at wire broadcasting networks:

- Closing of 166 unprofitable wire broadcasting centers;
- Change-over of 741 settlements from wire broadcasting to on-air broadcasting;
- Liquidation of 7597 km of wire broadcasting lines and 9131 km of lines combined with power transmission lines;
- Replacement of 25 power-consuming amplifiers and 20 МПВ vacuum-tube transmitters;
- Installation of 20 sets of dropping equipment "Otzvuk".

3. Preparation of PSTNs for compliance with regulations requirements.

In 2006 as per the Company's investment plan the basic arrangements for realization of new regulation requirements will be completed. Major efforts will be focused on the following:

- Realization of the user's right to choose DLD & ILD operator;
- Provision of capability of record maintenance of traffic from/to the networks of other communication operators;
- Provision of capability of time charging for local phone calls.

4.2. Trends of activity of introduction of new technologies and expansion of provided services range.

1. Internet and data transfer services development.

The Company believes this trend of development to be a major source of essential gain of revenues with maximum profit making from the investments which is confirmed by the tendencies of the development of market segment where the Company is present. Including:

- Internet wideband access services;
- Internet dial-up access services;
- Data transfer network services, including the services of organizing customers' corporate networks.

Within this trend the Company is developing the services of dial-up and dedicated line access to Internet, data transfer services and in particular, construction of customers' corporate networks.

1.1. TV broadcasting services.

- Cable TV networks development;
- Implementation of digital TV services.

1.2. Intelligent network services.

1.3. Telephone communication services based on packet switching technology.

2. Mobile communication.

The basic principle of OJSC "VolgaTelecom" mobile communication development is convergence of fixed line and mobile communication with the purpose of strengthening competitive advantages.

In 2006 it is planned to continue the activities of cellular business development in accordance with the approved strategy stipulating establishment of single cellular operator on the basis of CJSC "Nizhny Novgorod cellular communication" within the framework of OJSC "VolgaTelecom" affiliate business.

OJSC "VolgaTelecom" is planning to buy out up to 100% cellular business assets from "Reserve Invest (CYPRUS) Limited", and namely the purchase of equity stake of CJSC "Saratov-Mobile", CJSC "Chuvashiya-Mobile" and CJSC "Penza-Mobile", and also the purchase of equity stakes of OJSC "TATINCOM-T' from OJSC "Uralsvyazinform", OJSC "Tatarstan International communications Limited" from the Committee for municipal property management with the head of Administration of Kazan city before 01.09.2006.

And also negotiations about the repurchase of equity stakes of CJSC "Ulyanovsk-GSM', CJSC "Orenburg-GSM" from CJSC "SMARTS", the repurchase of the companies' equity stakes before 01.09.2006.

It is planned to complete the process of OJSC "VolgaTelecom" cellular business reorganization by way of affiliation of cellular operators' companies to CJSC "NCC" before February 2007.

Upon completion of cellular companies' affiliation the companies "Aline GSM" (branch in the Republic of Mariy El) and "Strizh" (Samara branch) will be reorganized.

In 2006 it is planned to increase the total number of cellular subscribers to 2 606 thousand, and the growth of proceeds to 29 % vs. 2005. Herewith, it is planned to maintain the market share at the level of 18 % in the regions where cellular communication services are provided.

3. Implementation and modernization of IT solutions.

The main trend of activities in IT area is automation of technological and managerial processes of the enterprise, centralization of information resources in order to enhance the transparency of the company's management, unification of business processes, reduction of costs for the development and operation of information systems and optimization of information flows. Within this trend OJSC "VolgaTelecom" implements integrated management system based on ORACLE E-BUSINESS SUITE (ERP program) software and common billing system of "Amdocs" company (Billing Transformation Program). Single "Data Processing Center" was established, it accumulates all financial-economic information of the Company. First modules of ORACLE E-BUSINESS SUITE system – personnel management and fixed assets management – are implemented. Within Billing Transformation Program there was developed draft design of single billing solution and detailed design of localized expansion level on the basis of which "Amdocs" company is creating a master system. Introduction of these systems is the next stage of the company's corporate restructuring aimed at optimization of business processes through creation of single information resource.

4.3. The Company's tariff policy.

The basic objective of the Company's tariff policy is to maintain salability of OJSC "VolgaTelecom" communication services, to expand the subscribers' base and to increase its market share. In 2005 the Company conducted flexible tariff policy as regards non-regulated tariffs for communication services. The activities of making current price-lists of the Company's branches uniform were continued.

Adoption in 2005 by RF Government of a number of framework regulatory documents in elaboration of RF Law "On communication" will facilitate the expansion of our capabilities for the improvement of tariff policy.

Joint activity of the Company and of Federal Service for Tariffs resulted in the increase of tariffs for local communication services; at the average the tariffs were increased by 19,7% and became effective since October 1, 2005, simultaneously the tariffs for DLD and intrazonal telephone communication services were reduced by 7%.

4.4. Other activity trends recognized as strategically important for the Company's development in marketing strategy, in the sphere of services, customer's segments, and also the priorities in the area of regional development.

The Company's prospects at telecom market:

1. The Company's major strategic objective – to hold leading position at communication services market of the Volga region. The Company's total market share is more than 75% by revenues (without taking into account cellular operators) and 44,5% by revenues cellular operators being taken into account.

2. The major trends and priorities of OJSC "VolgaTelecom" development for 2006 are defined in the Company's long-term programs. The Company's approved marketing strategy defined key segments of the market and strategic regions of its development.

The strategy of modern services development approved the Company's objectives for 2006 in highly remunerative market segments having defined key parameters by natural and value indicators.

The planning of OJSC "VolgaTelecom" revenues for 2006 was made with taking into account structural shifts which telecom market is expecting since 01.01.2006 and which are caused by the change of existing regulatory framework governing the activity of Russian communication operators as regards the transfer of right to provide DLD and ILD services to DLD and ILD operators, and also the change of interrelations of operators of long-distance, intrazonal and local networks.

These changes are reflected in the structure of revenues that OJSC "VolgaTelecom" is planning for 2006.

In this connection, the correlation of revenues performance of industries with different level of profitability in the total structure of OJSC "VolgaTelecom" revenues changed materially, which immediately affected the profitability of the entire Company.

Behavior of revenues growth (drop) in major industries.

Table 4

	Behavior of revenues growth 2006/2005 (%)
Local communication	109%
DLD and ILD*	35%
Internet and data transfer networks	139%
Wireless and cellular communication	118%
Connected operators	125%
Other	102%

** In 2006 by DLD and ILD services are meant the services of intrazonal communication.*

The change of revenues behavior in a number of major industries resulted in the change of share of these industries in the structure of total revenues, having reduced the share of DLD services by 18 percentage points.

Table 5

	2005	**2006**
Local communication	46%	56%
DLD and ILD *	30%	12%*
Internet and data transfer networks	6%	9%
Wireless and cellular communication	1%	2%
Connected operators	13%	18%
Other	3%	4%

** In 2006 by DLD and ILD services are meant the services of intrazonal communication.*

The drop of DLD and ILD services revenues, having weighted average profitability of 45%, resulted in the drop of the Company's total profitability by 1,8 percentage points.

The growth of local communication share is explained by positive behavior of its development and also by essential drop of revenues from DLD and ILD services and as consequence by reduction of total amount of revenues.

It is expected that in 2006 the share of new services in the total structure of the Company's revenues will grow to 9,2% (vs. 4,6% in 2004 and 7,3% in 2005), and by 2008 it will increase to 14,7%.

V. THE COMPANY'S EXPECTED FUTURE DEVELOPMENT

Priorities in services area.

In services area – priority development of value-added services (Internet access, VPN, intelligent networks services, Call-centers, cable TV) and the increase of their share in the total receipts.

In 2005 the Company started to realize the project of the network modernization in accordance with NGN technological concept assuming the network reconstruction, including with the purpose of expanding the list of services. Further development of the network on the basis of NGN will considerably expand the range of services for the Company's subscribers: intelligent network, call-centers, cable TV. Literate NGN networking allows for reducing of prime cost of services provision and hence will positively affect the customer's tariffs.

On the ground of the forecast of telecom sector development made on the basis of the results of conducted marketing researches the Company's revenues structure is expected to change by the end of year 2006.

Budgeted structure of OJSC "VolgaTelecom" revenues in 2006.

Chart 6



Other operating earnings 7%
Recording communication revenues 1%
Internet and data transfer revenues 10%
Local telephone network revenues 51%
Wire sound broadcasting 2%
Radio communication, radio broadcasting, television and satellite communication 1%
Revenues from traffic connection and transit 17%
Rural telephone network revenues 9%
Wireless and cellular communication 2%

It is expected that in 2006 the share of new services revenues in the Company's total revenues will grow to 9,2%.

Chart 7


10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
4,20%
7,30%
9,20%
2004
2005
2006

Priorities in customer's segments area.

Currently one of the priority trends of OJSC "VolgaTelecom" activity is to lineup the system of customers' servicing and in the first place - the customers of large corporate sector.

Improvement of competitive struggle, further activation of operations by cellular and alternative operators are prerequisites for losing by a number of branches of their positions in business sector in 2006 and as a result the reduction of share in their revenues and the revenues of the Company upon the whole.

However, the realization of programs aimed to promotion of services rendered by the Company and in particular, the Program of providing modern communication services to general public and to organizations for year 2006 will allow for increasing the share of new services revenues in the company's revenues from 7,3% in 2005 to 9,2% in 2006.

The plans for 2006 stipulate the development of a group of actions aimed at improving the quality of customer servicing, raising competitive capacity and retaining the existing customers. This group of actions includes the revision of existing criteria of corporativity. It is planned to introduce uniform criteria of assignment of VIP status for strategic customers in the entire Company.

Priorities in regional development area.

Marketing strategy defines three key regions for OJSC "VolgaTelecom" – Nizhny Novgorod, Samara and Saratov oblasts. These regions are the most attractive for the competitors and it is exactly there where OJSC "VolgaTelecom" fights for its market positions in the first place. The economy of the key regions will be outstripping the growth rate; their attractiveness is confirmed by the fact that above all it is exactly here where the alternative operators are actively investing. The return on investments in these regions is higher than in other branches of the Company.

Along with a large number of regional alternative operators large All-Russia operators are present at the markets of these oblasts. It is these companies conducting aggressive marketing policy, developing modern telecom technologies, using flexible tariff policy (with the capability of individual approach to each customer) and large number of sales personnel, clear progressive system of personnel motivation that pose the main threat.

New tariff plans, loyalty programs for high-yielding subscribers, special integrated offers for separate segments are being developed and introduced to stimulate the demand. Special activities are elaborated to improve the competitiveness of foreground regional branches that will allow for strengthening the Company's positions in all 11 regions of the cover area.

It should be noted that despite dynamic development of alternative operators OJSC "VolgaTelecom" has serious competitive advantages:

- Availability of developed infrastructure;
- Wide network of communication offices;
- Stable financial status allowing for investing into new high-tech communication services.

In order to efficiently administer its competitive advantages and to ensure its presence in all profitable segments of services market OJSC "VolgaTelecom" consistently realizes aggressive marketing strategy.

Investment policy.

The volume of investments allocated by the Company for realization of the development program for 2006 amounts to 5 670 million rubles. In the total volume of investments the expenses for equipment acquisition amount to 65 %, construction and installation works – 30 %.

Table 6

Investments categories:	Share in investments volume, %
Traditional telephony	27,9
New services	32,4
Channels for services provision	1,3
Repair and construction of buildings and facilities	2,0
Investments into IT	8,9
Data transfer network and infrastructure	20,1
Other infrastructure	6,4
Special	1,0

The analysis of investment plan efficiency.

The quantity of projects of investment plan, total - 856 projects.

Table 7

Investments payback period	Years
Plan's investments average payback period	4,2
• Traditional telephony	4,1
• New services	4,1
• Data transfer network and the objects of communication infrastructure	4,5

Table 8

	%
Share of investments volume into financial payoff projects	76,5
Share of high financial payoff projects (payback period to 7 years, IRR >= 20%)	57,9
Share of investment volume into the projects with intangible payback	22,6
Share of investment volume into the projects with intangible payback and into the projects with negative payback (payback period more than 9 years)	23,5
Share of investment volume into social and special projects	1

It is planned to commission production capacities in the amount of 5 880 million rubles.

The commissioning of the Company's production capacities is provided in the table below.

Table 9

Indicator	Measure unit	Plan for 2006	Including quarter-yearly			
			1	2	3	4
Commissioning of numbering capacity of fixed-line communication	Numbers	404 462	76376	78 754	122278	127054
Including for replacement (of the total commissioning)		272 526	58339	46214	79651	88322
Rural communication network including	*Numbers*	*52 274*	*18334*	*7642*	*13676*	*12622*
Including the numbers for the replacement at rural communication network	Numbers	34 594	12032	3124	9538	9900
Including at city's telephone network	*Numbers*	*352 188*	*58042*	*71 112*	*108602*	*114432*
Including the numbers for the replacement at city's telephone network	Numbers	237 932	46307	43090	70113	78422
Gain of basic phone sets	Numbers	*154 847*	*29 277*	*38 194*	*43 264*	*44 112*
Commissioning of trunk line exchanges	Channels	*10680*	*0*	*0*	*0*	*10680*
Backbone trunks and intrazonal transmission lines, total	Km	2707	100	265	408	1934
Out of them - intrazonal transmission lines	*Km*	2707	100	265	408	1934
Including: • Cable transmission lines	Km	*2500*	*100*	*265*	*279*	*1856*
• Microwave transmission lines	Km	207	0	0	129	78
• commissioning of trunk line exchanges, of nodes of automatic switching, of zonal transit nodes	Channels	*10680*	*0*	*0*	*0*	*10680*

Development of electric communication network.

As of 01.01.2007 the installed capacity of local telephone network due to realization of the Company's investment plan will be 5112,5 thousand numbers.

Table 10

Telephone exchange type	Thousand numbers	% of total installed capacity
Crossbar automatic telephone exchanges	1 410,4	27,6%
Quasi-electronic automatic telephone exchanges	178,8	3,5%
Electronic automatic telephone exchanges	3 485,6	68,2%
Step-by-step decimal automatic telephone exchanges	37,5	0,8 %
Total	5 112,5	100,0%

Automatic trunk line exchanges (ATLX).

Realization of the investment plan for 2006 will allow for increasing the capacity of automatic trunk line exchanges (ATLX) to meet the requirements of intrazonal and DLD communication when developing local PSTNs.

ATLX total capacity will grow by 3,0 thousand channels and amount to 91,0 thousand channels. Herewith, the capacity of all digital ATLXs will be 100% of the total capacity.

Retirement from service

In 2006 it is scheduled to retire from service 1211,2 km of transmission lines, including:

- cable transmission lines - 997,9 km;
- overhead transmission lines - 54,3 km;
- microwave radio transmission lines - 151 km;

In 2006 it is scheduled to retire from service 189.2 thousand numbers of analog exchanges, out of them:

- 45.2 thousand numbers of step-by-step decimal automatic telephone exchanges (it will make out 54.7 % of total capacity of step-by-step decimal automatic telephone exchanges
- 96.3 thousand numbers of crossbar automatic telephone exchanges (it will make out 6,4 % of total capacity of crossbar automatic telephone exchanges).

Major investment projects.

The Company's investment plan includes the projects related to carrying-out of legislation requirements that became effective since January 1, 2006:

- Modernization of local networks to provide for the subscribers' (users') capability of choosing long-distance operator;
- Re-equipping the exchanges with calls' time charging function;
- Re-equipping ATLX with the function of DLD and ILD operator choosing;
- Creation of technical architecture of ERP-system;
- Creation of technical architecture of billing transformation program;
- Development/modernization of local-computer networks;
- Expansion of DSL access area;
- Development of cover area of cable TV services provision;
- Call Service Centers development;
- Provision of organization of access to single number of emergency services "112";
- Change-over of communication networks to perspective numbering plan.

VI. THE RESULTS OF THE COMPANY'S DEVELOPMENT IN PRIORITY TRENDS

Capital construction and investment activity.

5 208,721 million rubles of capital investments were spent during 2005. Fixed assets worth of 35,529 million rubles were acquired. Total investments into fixed-capital assets amounted to 5 244,250 million rubles.

Volume of investments into fixed-capital assets.

Chart 8


8000
7000
6000
5000
4000
3000
Million rubles
7 007
5 244
4 550
2003
2004
2005

Out of the investments into fixed-capital assets 5 177,78 million rubles or 99,4% were [illegible] to communication objects, and 30,941 million rubles or 0,6% to other activities.

In 2005 the volume of construction and installation works amounted to 2 071,3 million rubles. The equipment worth of 2 836,7 million rubles was delivered. Fixed assets worth of 5 527 million rubles were commissioned.

The major share in the investment program is still the investments into modernization and expansion of objects of traditional telephony. In 2005 the volume of investments into this market segment amounted to 2 803,3 million rubles or 53,5 % of the total investments. Large share of investments into traditional telephony is explained by the need of modernization of the existing network to expand the range of provided services and to improve the quality of their provision.

711,6 million rubles or 13,6 % of the total investments were allocated for infrastructure development (DLD and ILD phone communication). Out of them the following amounts were allocated for:

- Construction of intrazonal transmission lines (fiber-optic and microwave radio transmission lines) - 449,7 million rubles (8,6%);
- Construction, replacement and modernization of objects of interoffice communication networks - 162,2 million rubles (3,1%);
- Expansion and reconstruction of ATLX - 80,4 million rubles (1,5%);
- Development of other infrastructure (expansion of radio broadcasting area, modernization of telegraph facilities, network signaling systems, network monitoring systems) - 19,3 million rubles.

In OJSC "VolgaTelecom" business structure there are mobile communication services which, taking into account high competition at the market, require investment development. Within the framework of 2006 investment plan realization 239,2 million rubles are allocated for mobile communication development.

In 2005 the volume of investments for implementation of new equipment and information technologies considerably exceeds the investments of year 2004.

The basic trends of the Company's investments in 2005 into the development of new services were:

- DSL ports installation and organization of Internet dial-up access - 101,3 million rubles (1,9%);
- Construction and expansion of cable TV - 121,3 million rubles (2,3%);
- Implementation of intelligent network - 19,8 million rubles (0,4%);
- Other services – 8,4 million rubles (0,2%);
- Construction and capacity enhancement of Call Service Centers – 28,3 million rubles.
- Due to the fact that basic gain of revenues in the future the Company sees in the development of data transfer network services the volume of funds allocated into this market segment is growing year in and year out. In 2005 the investments into data transfer network development amounted to 490 million rubles (9,3%), which exceeds the same indicator of the previous year by 132 million rubles or 37 %. 280,4 million rubles were invested into the construction of data transfer networks and access nodes.

151,9 million rubles were allocated for the construction of data transfer network with composite function of multi-service (multi-media) network, out of them 102,1 million rubles were spent for realization of "Inter-regional multi-service data transfer network" project.

In 2005 the second stage of "Inter-regional multi-service corporate OJSC "VolgaTelecom" data transfer network" project was realized.

An important development trend is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC "VolgaTelecom" of the total estimated cost of 261,5 million rubles. This network is subdivided into corporate and commercial segments.

The network's corporate segment is a part of created data transfer network designed for meeting the requirements of OJSC "VolgaTelecom" to create single information space. The objectives of this trend are the following projects:

ERP system - ORACLE E-Business Suite;

Creation of corporate network of video conferencing;

System of accumulation and consolidation of information;

Implementation of uniform billing system AMDOCS (in the long term).

The basic tasks are in the area of construction of transparent and efficient information structure connecting the company's branches into single information space that provide access to data and applications.

Within the framework of the second stage of multi-service data transfer network construction the Company's corporate networks were additionally equipped to ensure the requirements of functionality, security and performance.

The network's commercial segment is the remaining part of the network designed for provision of services to a wide range of users in order to obtain commercial benefit.

Thanks to the construction of "commercial segment" of multi-service data transfer network the Company will be capable to provide the following communication services:

- Internet dial-up access services;
- Wideband access services;
- Organization of Virtual Private Networks (VPN) for corporate customers having geographically distributed offices within the Volga region.
- Telephone communication with the application of packet switching technology ("packet telephony'). The future of "packet telephony" consists of convergence with NGNs. In order to ensure the capability of the Company's branches telephone networks interfacing with the networks of DLD and ILD operators by using packet switching technology, within the framework of multi-service data transfer network project the equipment was purchased to re-equip zonal transit units of the branches by installing MVTS sets and Cisco AS5350 media-gates. Contractor design of OJSC "Giprosvyaz-St.Petersburg" also stipulates the installation of the controller of Cisco PGW-2200 media-gates in Nizhny Novgorod branch to ensure the operation of zonal transit nodes of the branches with media-gates by using signaling system OKC-7. The subscriber's level of "packet telephony' service will be developed within NGN project. The service will be provided to the users of access over a dedicated line.
- Videoconferencing. Leading educational centers are actively introducing videoconferencing into educational process. Holding of medical videoconferences is strategically important task of practical health care. Organization of video conferences allows for medium and small businesses to reduce transport and travel expenses, cost cutout is achieved for documents transfer, inefficient phone consultations.

In 2005 within the framework of the second stage of the project realization 102,1 million rubles were invested, including the following equipment that was delivered and commissioned:

- Nodes of telephone communication by using packet switching technology ("packet telephony") in the branches (total 12 nodes);
- The equipment of information security system for 11 branches;
- Development of regional segments of data transfer network of the branches.

Thanks to the investments of year 2005 into the development of data transfer network and Internet services the number of active users by dial-up access in OJSC "VolgaTelecom" made up 487,7 thousand/month. More than 31,8 thousand ports are used for organization of dedicated line access.

Taking into account that since 2004 the Company has been implementing centralized software products stipulating optimization of business processes and requiring the upgrading of existing technical architecture more than 7% of investments in 2005 were allocated exactly for these purposes. The total amount of investments for creation and development of technical architecture made up 394,2 million rubles.

Investments into IT amounted to 394,2 million rubles, which is more than for the similar period of 2004 by 104,8 million rubles or by 36 %.

Out of them:

- For design and acquisition of equipment for the construction of Data Processing Center 200,3 million rubles were allocate which makes up 3,8% of the total volume of investments;

- 157,3 million rubles (3%) were allocated for acquisition of computers and server equipment, for technical support of automated systems of technical record;
- 20,4 million rubles (0,4%) were spent for implementation and modernization of billing;
- 16,2 million rubles (0,3%) were spent for implementation of information security and protection systems, for organization of corporate data transfer network, implementation of network management and planning system, implementation of management and record keeping systems.

Intrazonal communication.

In 2005 OJSC "VolgaTelecom" continued the construction of ring fiber-optic communication lines ensuring the transit of growing traffic of data transfer networks, of IP and traditional telephone communication. The branches constructed 1621 km of fiber-optic and 139,6 km of microwave radio intrazonal communication lines.

4 ATLX were modernized and expanded. Their capacity grew by 32 270 channels.

City's telephone network.

During 2005 at OJSC "VolgaTelecom" city's telephone networks there was completed the construction and commissioned the equipment of 73 city exchanges of the total installed capacity of 420,01 thousand numbers.

The major input to the installed capacity of city's telephone networks was contributed by digital telephone exchanges. During 2005 the share of digital exchanges in the total capacity of switching equipment at the Company's city's telephone networks increased from 63,4 % to 69,5 %. Utilization factor of installed capacity of all exchanges installed at the Company's PSTNs increased from 93,6% to 94,0%.

Due to the commissioning of new digital exchanges and change-over of considerable part of subscriber lines to them 62 analog exchanges were disassembled.

As of January 1, 2006 the total number of automatic exchanges in cities, towns and settlements made up 799 with the total installed capacity of 4169,64 thousand numbers.

For 2005 the gain of basic telephone sets amounted to 210 703 units. After the commissioning of new ATXs the number of city's phones with automatic access to DLD telephone network increased by 214,52 thousand numbers and made up 3917,76 thousand numbers.

The installed capacity of ATXs with time-based billing system for local calls increased by 285,1 thousand numbers; out of them - 146,46 thousand numbers are in commercial operation.

Totally for the entire Company the number of corporate PABXs having access to local telephone networks reduced by 29, herewith the installed capacity of corporate PABXs having access to PSTN increased by 13,22 thousand numbers for the entire Company.

The total number of exchanges installed at communication networks of other operators and having access to PSTN also reduced by 33 exchanges for the entire Company. The main reduction of this indicator occurred in Nizhny Novgorod branch. Herewith the installed capacity of exchanges of other electric communication operators having access to the Company's city's telephone networks increased by 1988,82 thousand numbers and made up 4171,52 thousand numbers.

During the year the share of other operators of electric communication networks in total capacity of PSTN increased from 36,4% to 49,28%.

In cable line facilities of local telephone communication the activities were aimed at improving the reliability and efficiency of their utilization and the improvement of the quality of servicing.

3 119 km of overhead and 11 512 km of cable communication lines were fully repaired. During the repair works 31 755 poles, 5 595 km of wires and 9 643 km of cable were replaced. 31 118 poles were strengthened by reinforced-concrete props, 2759 red flags and 1651 rippers were installed.

4 943 km of overhead communication lines were written off and removed, 1 181 channel/km of telephone duct lines were constructed, 23 486 km of cable were newly laid, including 536 km of fiber-optic cable.

Rural telephone communication.

For year 2005 at OJSC "VolgaTelecom" rural telephone networks the construction and commissioning of equipment at 204 rural telephone exchanges of the installed capacity of 97,6 thousand numbers was completed.

The major input to the installed capacity of rural telephone networks was contributed by digital telephone exchanges. During 2005 the share of digital exchanges in the total capacity of switching equipment at the Company's rural telephone networks increased from 19,9 % to 30,3 %.

Utilization factor of installed capacity of all rural telephone exchanges installed at OJSC "VolgaTelecom" PSTNs increased from 89,3 % to 90,6 %.

The reduction of total number of rural telephone exchanges by 25 exchanges occurred due to disassembly of a large number of analog exchanges (ATCK 50/200, ATCK 100/2000).

As of 01.01.2006 the number of automatic telephone exchanges in rural settlements amounted to 4 997 units of total installed capacity of 780,9 thousand numbers.

During 2005 the gain of basic phone sets made up 46861 units. With the commissioning of new automatic exchanges the number of rural phones having automatic access to DLD network grew by 56,6 thousand numbers and made up 727,1 thousand numbers.

The installed capacity of ATXs having the function of time charging for local calls grew by 73,6 thousand numbers.

The number of corporate PABXs having access to local phone networks grew by 9 for the entire Company, and the total number of exchanges of communication operators having access to rural telephone networks reduced by 1.

The installed capacity of corporate PABXs grew by 2,2 thousand numbers and made up 10,2 thousand numbers, herewith the installed capacity of exchanges of communication operators having access to the Company's rural telephone networks grew by 0,7 thousand numbers.

During the year the share of communication networks of other operators in the total installed capacity of PSTNs grew from 0,97 % to 1,29 %.

Data transfer and Internet access services.

In 2005 the number of dial-up access users made up 487,7 thousand/month with the scheduled figure of 460,8 thousand (performance of 105,8%). During the year the growth rate made up 142,9%. During 2005 the gain of dial-up access users made up 146,5 thousand.

During 2005 "Internet-density" reflecting the percentage of OJSC "VolgaTelecom" telephone communication subscribers who use the Company's services of Internet dial-up access increased from 7,8 % to 10,5%. This growth was facilitated by the development of "Internet for all" service which is very popular among general public. The number of "Internet for all" service users made up 56,1% of the total number of dial-up access users. This indicator (95%) is the highest in the branch of the Republic of Mariy El and in Nizhny Novgorod branch where "Internet-density" indicator is the highest.

For 2005 the number of ports engaged for providing the services of dedicated line access made up 31,8 thousand vs. the scheduled figure of 30,9 thousand (performance of 103%). Vs. 2004 the total volume grew by 3,9 times and the gain increased by 6,3 times.

The growth of dedicated line access users is achieved due to the active introduction of xDSL wideband digital access service. For 2005 the number of points of xDSL connection in the entire Company made up 27,1 thousand (this is 85% of the total number of connections of all the technologies of dedicated line access).

Data transfer networks.

The connection of such number of users would not be possible without construction and modernization activities at data transfer networks of the Company's branches. The following was done during 2005.

In OJSC "VolgaTelecom" branch in the Republic of Mariy El in Yoshkar-Ola town there was created DPT network of 4 Gbps capacity. At present the network consists of 9 nodes built on the basis of Cisco 10720 backbone routers by utilizing unoccupied fibers at existing fiber-optic communication lines. Additionally in Yoshkar-Ola town 10 access gates of 1 Gbps capacity were organized.

In OJSC "VolgaTelecom" branch in the Republic of Mordoviya there was completed the construction of 2-nd start-up complex of the project "Construction of regional multi-protocol network of the branch". In 2005 for the 2-nd start-up complex 7 additional nodes were commissioned. All in all 19 nodes out of 24 scheduled by the project were constructed. The network is being constructed on Cisco Catalyst 3550 switches by using Gigabit Ethernet technology and by utilizing unoccupied fibers at existing fiber-optic communication lines.

In Orenburg, Samara, Saratov, Ulyanovsk branches and also in the branch of the Republic of Chuvashiya backbone data transfer networks were considerably developed. The tendency has taken shape to construct backbone data transfer networks in oblasts' centers by Gigabit Ethernet technology with implementation of IP/MPLS technology.

In OJSC "VolgaTelecom" Samara branch in Samara city there was additionally organized 8 nodes of data transfer network (including office centers), in all other 22 nodes additional equipment was installed. At present in Samara city there were constructed 30 nodes combined by Gigabit Ethernet transport network (on the basis of Cisco Systems equipment). In Samara oblast Gigabit Ethernet existing network was expanded by 10 nodes. Thus, currently Gigabit Ethernet network, organized by utilization of unoccupied fibers, covers 21 node of electric communication out of 31 nodes in Samara oblast.

In OJSC "VolgaTelecom" Saratov branch in Saratov city there were commissioned 25 new access nodes, 24 nodes were modernized (totally there are 49 nodes) within the project "Expansion of data transfer network of the branch". Data transfer network was modernized by using Cisco Systems equipment. The modernization resulted in commissioning of the network with 1 Gbps capacity and supporting IP/MPLS technology. 19 nodes of data transfer network were modernized in Saratov oblast.

In OJSC "VolgaTelecom" branch in the Republic of Udmurtiya the existing commercial network "Izhcom" (xDSL) was integrated with 2,4 Gbps DPT transport network of the branch, and also xDSL access was expanded.

In OJSC "VolgaTelecom" Ulyanovsk branch Gigabit Ethernet data transfer network was expanded and modernized (over unoccupied fiber-optic communication lines), xDSL access network was expanded.

In OJSC "VolgaTelecom" branch in the Republic of Chuvashiya in Cheboksary town and in Novocheboksarsk town at all 13 nodes the transport network capacity was increased by utilizing SDH Siemens equipment (Surpass multiplexers). For 3 nodes the capacity made up 100 Mbps and for the balanced ones 10 – 50 Mbps.

Activities with backbone Internet providers.

As of 01.01.2006 the carrying capacity of backbone Internet channels made up 406 Mbps. For 2005 the growth of consumed traffic from backbone Internet providers amounted to 177% (from 35 Tbps in December 2004 to 62 Tbps in December 2005). Along with the growth of volume of consumed traffic there occurred the reduction of average cost of 1 Gbite of superior provider OJSC "RTComm.RU" by 26% (from 554 rubles/Gbite in December 2004 to 410 rubles/Gbite in December 2005).

Intelligent communication network.

In 2005 the Intelligent communication network based on "Berkut' equipment was constructed in all the branches of OJSC "VolgaTelecom" and was put into commercial operation since 01.12.2005. The Intelligent communication network operator's code was obtained - 80X-707. In Nizhny Novgorod branch the Intelligent communication network is in commercial operation since 01.04.2004. In the Company's Nizhny Novgorod branch there was no active promotion of the services as the Intelligent communication network operator's code was issued only in August 2005. At present 103 numbers of Intelligent communication network are in use in Nizhny Novgorod branch.

The following services are realized within OJSC "VolgaTelecom" Intelligent communication network:

- Free call (8-800-707-XXXX);
- Voting over the phone (8-803-707-XXXX);
- Access universal number (8-804-707-XXXX);
- Call with additional payment (8-809-707-XXXX).

The next stage of the project's realization will be implementation of uniform service card (USC). The project will be realized in two phases:

- 1-st phase – provision of the entire range of services (telephone communication, telephony over the network with packet switching, Internet dial-up access);
- 2-nd phase – payment for communication services.

USC will be effective on the entire territory of the Company's coverage area.

Cable TV.

In 2005 the activities of cable TV networks development were carried out in 8 branches: in Kirov, Nizhny Novgorod, Orenburg, Samara, Saratov branches, in the branches of the Republics of Mariy El, Mordoviya and Chuvashiya.

It should be noted that the branch in the Republic of Mordoviya in 2005 designed the project "Construction of digital over-the-air-cable TV network of DVB-T standard" and it was that branch where the first phase of the project was realized. TV broadcasting is organized in 6 districts of the Republic.

In 2005 the growth of subscribers' base of cable TV network made up 126,3% vs. 2004. The number of connected subscribers exceeded 165 000, which is 60% of the network's capacity. The plans for 2006 envisage the increase of the subscribers to 209 000 (the gain is at least 44 000).

Telephone communication by packet switching technology.

In 2005 the service of telephone communication by packet switching technology was implemented in the branches of the Company. In 2005 the volume of traffic amounted to 20 million minutes, the growth rate was 132% vs. 2004.

MVTS firmware of "Mera" company make was supplied to additionally equip "packet telephony" nodes.

For 2006 it is planned to bring this service in compliance with new regulatory documents and to integrate it with NGNs under construction. Activities of organizing the interface with DLD and ILD communication operators are carried out. The subscriber's level of "packet telephony" service will be developed within NGN project. The service will be provided to the users of dedicated line access. In 2006 the priority trend of IP-telephony service development will be the connection of corporate customers. It is also planned to provide the service by using USC implemented within the project of Intelligent communication network.

Cellular communication.

Cellular business is one of the most fast-growing development trends in new communication services area. In 2005 OJSC "VolgaTelecom" was actively developing this trend as per the approved Strategy of cellular business development.

Major activities in 2005:

Table 11

January-April	Analysis of performance of indicators and basic provisions of the approved Strategy of cellular business development of OJSC "VolgaTelecom" for 2004.
March	Acquisition of equity stake of cellular communication operator in the republic of Mordoviya CJSC "RTCOM" in the amount of 100%. Elaboration of the company's business-plan development for 2005-2009.
May-September	Joint activities with analysts and examination of their proposals as regards the variants of the Strategy's updating, consolidation and development of regional cellular companies of the Volga region. APEX Emerging Markets Finance analysts took part in the examination of this project.
October	The project of the updated Strategy of OJSC "VolgaTelecom" cellular business development is presented.
October	Negotiations with MCT Corporation on appraisal of CJSC "Saratov Mobile", CJSC "Chuvashiya Mobile" and CJSC "Penza Mobile".
November	The report in presented on evaluation of different variants of corporate structure of OJSC "VolgaTelecom" cellular business.
November	Start of commercial operation of GSM 1800 network in the Republic of Mordoviya – CJSC "RTCOM".
December	The draft of Master-plan on activities of the updated Strategy of cellular business development is presented.

The department of mobile communication carried out the activities with the branches and subsidiary and affiliated companies on centralization of business-processes:

- Coordination in budget-financial area ensured control over operating activity of subsidiary and affiliated cellular companies. Uniform forms of weekly, monthly and quarterly operating-financial reporting, bookkeeping and tax accounting were introduced.
- Centralization of actions in technical policy area, IT development allowed for reducing CAPEX and OPEX.
- In 2005 there was arranged the zone of preferential roaming between subsidiary and affiliate companies. The analysis was made and institutional arrangements were defined to use uniform MNC 03 code in order to create roaming-free space in 2006.
- Coordination of the Companies marketing strategies. Creation, implementation and utilization of uniform marketing product/brand – "ON" tariff plan.

To ensure the development of subsidiary companies in accordance with business-plans for 2005 there was organized the financing of investment programs by obtaining bank credits against guarantee obligations of OJSC "VolgaTelecom", including the financing of CJSC "RTCOM" in the amount of 114 million rubles with OJSC JSCB "Svyazbank" and CJSC "Orenburg-GSM" in the amount of 57 million rubles.

Basic performances of cellular business development in subsidiary companies.

Table 12

OJSC "VolgaTelecom" market share in the total base of cellular operators of 5 regions, including	**2004**	**2005**
	25 %	21 %
1. CJSC "Nizhny Novgorod Cellular Communication"	41 %	39 %
2. OJSC "VolgaTelecom" branch in the Republic of Mariy El	50 %	39 %
3. CJSC "Ulyanovsk-GSM"	37 %	27 %
4. CJSC "Orenburg-GSM"	10 %	6 %
5. OJSC "TATINCOM-T"	10 %	10 %

6. CJSC "RTCOM"	-	2 %

Despite the reduction of market shares related to competition with Federal cellular communication operators, the operator "Nizhny Novgorod Cellular Communication" managed to hold the leading position at the services market of its region.

Table 13

Total number of cellular communication subscribers, thousand men, including	**2004**	**2005**	**Change, %**
	1 215	1 762	145 %
1. CJSC "Nizhny Novgorod Cellular Communication"	720	997	138%
2. OJSC "VolgaTelecom" branch in the Republic of Mariy El	105	196	186 %
3. CJSC "Ulyanovsk-GSM"	150	179	119 %
4. CJSC "Orenburg-GSM"	60	89	148 %
5. OJSC "TATINCOM-T"	180	294	163 %
6. CJSC "RTCOM"	-	7	-

For 2005 the subscriber's base of subsidiary companies, including CJSC "RTCOM" of the Republic of Mordoviya, grew by 45%. Together with affiliate companies the subscriber's base made up 1 887 thousand subscribers.

Table 14

Total proceeds from cellular communication services, million rubles, including	**2004**	**2005**	**Change, %**
	2 418	2 995	124 %
1. CJSC "Nizhny Novgorod Cellular Communication"	1 319	1 698	129 %
2. OJSC "VolgaTelecom" branch in the Republic of Mariy El	210	217	103 %
3. CJSC "Ulyanovsk-GSM"	373	382	102 %
4. CJSC "Orenburg-GSM"	136	184	135 %
5. OJSC "TATINCOM-T"	381	506	133 %
6. CJSC "RTCOM"	-	8	-

In 2005 the average monthly revenue per 1 subscriber made up about US$7 (in 2004 – US$10).

6.1. Investment policy.

Due to the reduction of consumer demand at telecom market of the regions of the Volga Federal District for the services of traditional communication and the Company's efforts to improve the performances of liquidity and restructuring of debt load the volume of investments in 2005 was reduced vs. the previous year. In 2005 "VolgaTelecom" capital investments match the average figure of the companies of OJSC "Svyazinvest" holding.

Table 15

№	**Index description**	**Measure unit**	**2004**	**2005**	**The rate of indexes change 2005/2004 (%)**
1.	Funds invested into fixed-capital assets - **total,**	Million rubles	6964,5	5208,7	74,8%
1.a	Trends of investments:	Million rubles			

	- fixed-line telephone communication		4434,9	2886,6	65,1%
	- cellular communication		191,6	255,7	133,5%
	- DLD, ILD and intrazonal telephone communication		757,2	573,2	75,7%
	- new services		165,5	326,0	196,9%
	- data transfer networks and infrastructure		335,1	280,4	83,7%
1.b.	- investments into IT	%	3,9	7,6	x
	- other	%	11,6	9,5	x
2.	**Share of proprietary resources** allocated for investments financing	%	47,0	66,9	x
3.	**Share of raised funds** allocated for investments financing	%	53,0	33,1	x

In 2005 the Company continued to realize Federal program "Social development of rural area".

Taking into account the fact that basically within the program social projects are realized with large payoff period, to minimize the Company's costs the activities were carried out to raise budgetary funds of Russian Federation subjects to finance these projects, however, the budgetary funds made up only 2,4% of the investments volume.

Table 16

	Scheduled volumes of investments	**Accomplished volume of investments total**	**Including:**		
			Proprietary resources	**Raised funds**	**Commissioned productive facilities**
Total for the program	280 666	300 914	293 614	7 300	
Local telephone network numbers					68 982
DSL-access ports					352
Intrazonal fiber-optic transmission lines, km					*181*

OJSC "VolgaTelecom" is actively participating in realization of Federal target program "Electronic Russia" facilitating the implementation and advance of modern information and telecommunication technologies among the Volga region population. Special attention is paid to the following projects:

- "Electronic Government";
- "E-commerce";
- "Distance learning";
- "Telemedicine".

OJSC "VolgaTelecom" provides Internet access services to 55 256 organizations financed from the appropriate budgets, to governmental authorities and to local government administrations. At 2005 year end the penetration level of OJSC "VolgaTelecom" Internet services for state-financed organizations made up 27,4%. Among the Company's branches a high share of coverage of state-financed sector by Internet access services is in Orenburg branch (69,1%), in the branch of the Republic of Chuvashiya (56%), in Penza branch 43,9%), in the branches of the Republic of Mordoviya (41,2%) and the Republic of Mariy El (38,7%).

6.2. Basic indexes of network development.

Table 17

№	Index description	Measure unit	2004	2005	The rate of indexes change 2005/2004 (%)
1.	The gain of haul of - DLD (intrazonal) VF channels total,	Thousand channel/km	19 988,2	23 520,5	17,7
	Including those formed by digital transmission systems	Thousand channel/km	18 228,2	22 262,6	22,1
2.	The gain of quantity of basic telephone sets, total,	Thousand units	258,3	257,6	-0,27
	Including - CTN;	Thousand units	212.3	210,7	-0,75
	- RTN	Thousand units	39.6	46.9	18,4
3.	The gain of outgoing automatic channels of automatic trunk exchange , total	Channels	37 391	41 509	11,0
	Zonal communication inclusive	Channels	28 393	32 270	13,7

6.3. The Company's basic economic performances.

Table 18

Performances description	Measure unit	2004	2005	The rate of performances change 2005/2004 (%)
Proceeds (exclusive of VAT)	Million rubles	18605	21348	114,7
Tariff income	Million rubles	18171	20788	114,4
Expenditures	Million rubles	13266	15333	115,6
Balance sheet profit	Million rubles	2986	3430	114,9
Profitability by balance sheet profit	%	22,5	22,4	-0,1
Prime cost of 100 rubles of proceeds	Rubles	71,3	71,8	100,7

Basic financial-economic performances of the Company's activity in 2005 are provided in the chart.

Behavior of OJSC "VolgaTelecom" basic financial performances.

Chart 9


21 348
18 605
15 333
14 677
13 266
Million rubles
10 471
2 867
2 986
3 430
2003
2004
2005
Proceeds
Ordinary activities expenses
Pretax earnings

At 2005 year-end the Company's proceeds amounted to 21 348,4 million rubles with the gain of 2 743,6 million rubles vs. year 2004 level.

At 2005 year-end communication services revenues amounted to 20 787,6 million rubles. The gain of revenues for 2005 was secured in the amount of 2 616,4 million rubles, the growth rate - 114,4%.

Local telephone communication remains to be the major source of communication services revenues; its share in the total amount of revenues is 46,1%. Local telephone communication services revenues made up 9580 million rubles, the growth rate vs. 2004 is 123,2 %. The gain of revenues was secured in the amount of 1810 million rubles.

At 2005 year-end the share of DLD revenues made up 29,8%, having reduced by 6,1% vs. 2004. The revenues were derived in the amount of 6208 million rubles. The level of revenues was affected by the traffic volume and reduction of tariffs for services.

Connection and traffic transit services revenues are developing dynamically. At 2005 year-end their share in the total amount of revenues made up 12,9%, the growth rate is 133% vs. 2004. At the year-end connection and traffic transit services revenues amounted to 2686,5 million rubles, the gain is 667 million rubles vs. 2004.

At the year-end the revenues from services based on new technologies amounted to 1507 million rubles or 7,3% of the total amount of communication services revenues of year 2005. The growth rate made up 160,9%.

The revenues from providing access to information resources made up 1157 million rubles or 3,9% in the total amount of communication services revenues. As of today this is the most promising and dynamically developing service. The amount of gain of Internet services revenues made up 455 million rubles.

Radio broadcasting and TV revenues amounted to 154,9 million rubles which is more by 30,8 million rubles or by 24,8% than the level of year 2004. In these revenues structure the major share falls on cable TV services revenues - 88,4 million rubles or 57% of the total amount of revenues of this industry. Considerable growth of cable TV services revenues – 175% vs. 2004 – was secured both due to the growth of subscribers' number and conducted tariff policy and the

increase in the number of broadcasting channels. At 2005 year end the number of cable TV network subscribers made up 163,8 thousand which is by 32,9 thousand subscribers more vs. the relevant period of 2004.

One should note continuing reduction of revenues from inland telegrams and wire broadcasting services. The reduction of quantity of outgoing inland fee-based telegrams by 18,2% vs. 2004 cut the revenues by 10 million rubles.

The situation is the same with wire broadcasting services revenues. Elimination of wire broadcasting room speakers made up 428,6 thousand units or 19,8% vs. 2004 which reduced the revenues by 38,4 million rubles.

Determining factors that affected the formation of the Company's revenues from communication services provision in 2005 are:

- Network development and expansion of communication services range rendered by utilizing new technologies;
- Change of tariffs for communication services;
- Increase in the volume of services rendered to connected operators,
- Competition development at the markets of intrazonal and local communication services, reduction of demand for the Company's services and correspondingly the reduction of the Company's share at these markets in a number of regions.

The first three factors, exclusive of the reduction of tariffs for a number of regulated services, provided for the gain in the amount of 2975,9 million rubles vs. 2004, while the fourth factor impacted negatively the Company's revenues raising. Due to the reduction of demand for DLD & ILD services vs. 2004 (outgoing fee-based exchange over DLD & ILD connections per one subscriber under comparable conditions per year will make up 503 minutes – this is by 33 minutes or 6% less than 2004 level), and also due to the reduction of tariffs for DLD communication services, the Company derived the revenues by 351,7 million rubles less than in 2004.

6.4. Revenues structure by kinds and categories of consumers for 2005.

Table 19

Services	**Total (exclusive of VAT), Thousand rubles**	**Including**	
		From state-financed organizations, thousand rubles	**From residential sector, thousand rubles**
Revenues from communication services and from connection and traffic transit services – total including:	20 787 642	1 635 924	11 852 467
DLD & ILD VF communication	6 207 674	596 645	3 238 514
City's telephone communication	8 192 693	675 874	6 132 777
Rural telephone communication	1 387 136	119 698	1 132 581
From connections provided by the utilization of all kinds of payphones	138 551	211	137 340
Recording communication	1 417 437	163 561	610 497
Radio communication, radio broadcasting, TV and satellite communication	154 917	44 575	86 636
Wire broadcasting	352 628	26 272	301 232
Mobile communication	250 107	5 931	212 890
Connection and traffic transit services	2 686 501	3 157	0

As per the data of form 65-communication for 2005.

6.5. The structure of expenditures for 2005.

In 2005 the Company's expenditures made up 15 333 million rubles. The prime cost of 100 rubles of proceeds - 71,82 rubles.

In 2005 the structure of expenditures did not undergo any essential changes. One should note a slight reduction of "Rostelecom" expenses share (-1,8%), the share of labor costs with allowances (-2,3%) and the growth of expenses for amortization deductions.

OJSC "VolgaTelecom" expenditures structure.

Chart 10



100%
80%
60%
40%
20%
0%
18,9%
14,4%
4,4%
7,7%
44,7%
20,6%
12,6%
6,6%
7,7%
42,4%
2004
2005
Other expenses
Expenses for OJSC "Rostelecom"
Amortization deductions
Material expenses
Wage costs, inclusive of all taxes

The following expenses considerable affected the growth rate of expenditures in 2005:

Table 20

	2004	2005	Growth rate, %	Prime cost structure in 2004, rubles	Prime cost structure in 2005, rubles
Ordinary activities expenses	13 264 137	15 333 051	115,6	71,29	71,82
Out of them:					
Amortization deductions	1 911 622	2 550 129	133,4	10,27	11,95
Interconnect expenses, exclusive of "Rostelecom"	383 873	501 902	130,7	2,06	2,35
Traffic transit - Russian	87 485	109 242	124,9	0,47	0,51
Internet access - Russian	172 547	271 520	157,4	0,93	1,27
Universal servicing reserve	0	128 818		0,00	0,60
Other expenses	10 708 609	11 771 440	109,9	57,56	55,14

The items listed in the table depend upon network development, change of demand for services, and also upon the change of legislation. In most cases the Company actually has immaterial capabilities to manage them.

So, in connection with the adoption of RF Government regulation № 243 "On approval of rules of forming and spending of funds of universal servicing reserve" of 21.04.2005 the Company, since May 2005, is charging universal servicing reserve, which increased the Company's expenses by 130 million rubles for 2005. Comparable prime cost, exclusive of expenses for the reserve charging, will make up 71,22 rubles, which is by 7 kopecks less vs. past year level. The growth rate

of expenses, exclusive of universal servicing reserve, made up 114,6%, which is lower than the proceeds growth rate.

Amortization deductions (share in expenses - 16,6% vs. 14,4% in 2004) amounted to 2 550,1 million rubles, the growth rate is 133,4 % vs. the past year, which is caused by commissioning of fixed assets in the end of 2004 and during the period under analysis. Upon the whole for the entire Company the expenses for amortization deductions do not exceed the expected level.

It is clear from the provided table that other expenses controlled by the Company's management grew in 2005 actually within inflation corridor – 110% for the year, "manageable" part of the prime cost reduced by 2,42 rubles vs. the past year, which testifies to the enhancement of the Company's activity efficiency.

6.6. Basic indicators of the Company's operation efficiency.

As a result of quite efficient management by the expenses the Company fulfilled the plan of operating income (6015,3 million rubles). Deviation from the plan made up just 9 million rubles or 0,15%.

Pretax earnings amounted to 3 429,7 million rubles outstripping the plan by 288 million rubles or by 9,18%.

The basic reasons for outstripping the approved earnings plan were:

- Reduction of the Company's debt servicing cost. Average weighted interest rate for debt servicing, which as of 01.07.2005 was 12,1%, was reduced to 9,1% as of 01.01.2006, which substantially cut the company's costs for the debt servicing. Total saving on interest costs made up 212 million rubles.
- Activities with accounts receivable. As a result of the activities to recover the debt from federal budget, the subject of the recovery being quittance of the Company's expenses related to the compensation of privileges granted to the subscribers on the basis of current legislation, the Company received the funds restoring allowance for doubtful accounts in the amount of 92,8 million rubles.

The Company's net profit made up 2261, 6 million rubles, which exceeds the expected level by 192,8 million rubles. The profit growth rate vs. 2004 made up 110%.

Table 21

№№	Indicators description	Measure unit	2004	2005	Indicators change rate (%)
1.	Revenue per a line	Rubles	4311	4604,6	106,8
2.	Profit per a line	Rubles	692,8	739,8	106,8
3.	Revenue per an employee*	Rubles	389,8	459,6	117,9
4.	Profit per an employee*	Rubles	62,6	73,8	117,9
5.	Number of lines per an employee	Lines	90,4	99,8	110,4

** - staff on the payroll for the reporting year was taken into account.*

6.7. Information about the Company's net assets.

Table 22

	As of 01.01.2006
1. The amount of net assets (thousand rubles)	16 515 274
2. Authorized capital (thousand rubles)	1 639 765
3. Required reserve (thousand rubles)	81 988
4. Ratio of net assets to authorized capital (line 1/line 2) (%)	1007,17%
5. Ratio of net assets to the amount of authorized capital and required	959,21%

reserve (line 1/(line 2+line 3)) (%)	

For the reporting period the net assets grew by 1 692 454 thousand rubles or by 11,41%.

VII. GUIDELINES OF PROFIT DISTRIBUTION

7.1. Report on guidelines of profit distribution for 2004.

Table 23

№№	Items description	Measure unit	Distribution of profit for 2004	
			Approved by general meeting of shareholders on 28.06.2005	Actually distributed
1.	Net profit for 2004	Thousand rubles	2 056 268	2 056 268
2. Basic trends of appropriation of profits:				
2.1.	Dividends payment in % to profit	Thousand rubles %	544 552,3 26,48	544 552,3 26,48
2.2.	To increase the joint-stock capital as related to undistributed profit of the reporting year in % to profit	Thousand rubles %	1 511 715,7 73,52	1 511 715,7 73,52

7.2. Major scheduled trends of profit distribution for 2005.

Table 24

№№	Items description	Measure unit	Amount
1.	Net profit of the reporting year	Thousand rubles	2 261 360
2. Major trends of the reporting year profit distribution:			
2.1.	To cover past years losses	Thousand rubles	
2.2.	To form required reserve in % to net profit	Thousand rubles %	
2.3.	To form special fund of corporization of the Company's employees (if its formation is stipulated by the constituent documents) in % to net profit	Thousand rubles %	
2.4.	Dividends payment in % to net profit	Thousand rubles %	588 792 26,04
2.5.	To increase the joint-stock capital as related to undistributed profit of the reporting year in % to net profit	Thousand rubles %	1 672 568 73,96

VIII. REPORT ON THE PAYMENT OF DECLARED (ACCRUED) DIVIDENDS ON THE COMPANY'S SHARES

- The resolution on payment of dividends for 2004 was passed by the general meeting of stockholders on June 28, 2005;

- The resolution of the general meeting of stockholders set July 15, 2005 as the date of dividends payment start;
- July 15, 2005 is the actual date of dividends payment start;
- The size of dividends to be paid on one share:
  - ordinary stock – 1,3779 rubles,
  - preferred stock – 2,5082 rubles;
- The dividends are paid in cash, by bank transfer, and by wire transfer;
- For 2004 the dividends were accrued in the amount of 544 552 273 rubles. As of December 31, 2005 the amount of paid dividends is 534 525 790 rubles or 98,2 % of the total amount of dividends due to payment. The balanced amount of dividends (10 026 483 rubles) was not paid due non-appearance of stockholders in the issuer's office to receive dividends in cash, wrong (incomplete) outdated data on the bank requisites of the shareholders in the information of customer accounts in the register of OJSC "VolgaTelecom" securities, wrong (incomplete) outdated data on mail address of the shareholders in the information of customer accounts in the register of OJSC "VolgaTelecom" securities, probate cases proceedings.

Behavior of declared (accrued) dividends on the Company's shares (on per a share basis)

Table 25

Security's kind	2002	2003	2004	2005 *
	Amount (rubles)	Amount (rubles)	Amount (rubles)	Amount (rubles)
Ordinary stock	0,7066	0,9186	1,3779	1,4744
Preferred stock	1,7954	2,4510	2,5082	2,7583

** The size of dividends proposed by the Company's Board of directors for the approval at annual general meeting of shareholders is provided.*

IX. INFORMATION ABOUT MOST REVENUE-INTENSIVE TRANSACTIONS MADE BY THE COMPANY

In 2005 the Company made the transactions approved by the Company's Board of directors in 2004:

1. Related party transaction, and namely the contract by and between OJSC "VolgaTelecom" and OJSC "Rostelecom" for operations maintenance of digital transmission system equipment, the contract is concluded on the following material terms and conditions:

The subject of the transaction – operations maintenance of digital transmission system equipment;

The transaction's price – OJSC "Rostelecom" pays to OJSC "VolgaTelecom" the cost of operations maintenance of digital transmission system equipment in the amount of 173 252,20 rubles per month, exclusive of VAT;

OJSC "Rostelecom" transfers and OJSC "VolgaTelecom" accepts digital transmission system equipment for maintenance in accordance with Supplement № 3 ("The list and sites of "Customer's" digital transmission system equipment locations transferred for operations maintenance");

OJSC "VolgaTelecom" provides for the arrangements of operations maintenance of OJSC "Rostelecom" equipment in accordance with effective "Rules of operations of primary networks

of RF integrated network" and effective algorithms of the system of technical operations control of DLD.

The contract validity term – the contract is effective since the date of its signature by both the parties and is valid till December 31, 2005.

The contract's signature date is 27.06.2005. Terms and conditions of the Contract are applicable to the Parties relations since January 01, 2005.

2. Related party transaction, and namely agency contract № 05-21/0255 by and between OJSC "VolgaTelecom" and OJSC "Rostelecom", the contract is concluded on the following material terms and conditions:

The subject of the transaction – performance of legal and other actions related to making settlements with OJSC "VolgaTelecom" Users for Reference-information services provided by OJSC "Rostelecom" or by third parties under the appropriate contracts with OJSC "Rostelecom" by codes DEF=809 200;

The transaction's price – OJSC "VolgaTelecom" agency fee makes up 20% of the amount of payments received for Reference-information services;

The contract becomes effective following the approval by the Parties' Boards of directors and is valid till December 31, 2005. The provisions of the agency contract are applicable to settlements with OJSC "VolgaTelecom" Users for Reference-information services rendered by OJSC "Rostelecom" or by third parties since May 01, 2005. If neither Party notifies in writing the other party about cancellation and/or change of the Contract, then the Contract is automatically prolonged for the next period of one year.

The contract's signature date is June 14, 2005.

3. Related party transaction, and namely supplementary agreement №3 to contract № 05-21/0155 of 24.10.2003 by and between OJSC "VolgaTelecom" and OJSC "Rostelecom", the agreement is concluded on the following material terms and conditions:

The transaction's subject – change of terms and conditions of contract № 05-21/0155 of 24.10.2003 as related to providing additional service of traffic transit from OJSC "VolgaTelecom" subscribers to Intelligent communication network platform of OJSC "Rostelecom" by code DEF=809 200;

The transaction's price is defined by supplementary agreement №3 to contract № 05-21/0155 of 24.10.2003, in accordance with Supplement №1, Table 1.1. "Calculation of the Parties' payments";

The calls duration by code "809 200" is accounted since the first second of connection. The rate's calculations are effective for each minute of completed call. Short minute of each completed call is rounded to full minute.

The validity term of supplementary agreement – supplementary agreement becomes effective since the date of its signature and is applicable to the settlements of the parties for the traffic transited by code "809 200»" since May 01, 2004. The agreement validity term terminates since the date of agency contract termination.

Supplementary agreement becomes effective since 14.06.2005.

In 2005 the company did not make revenue intensive transactions.

The transactions approved by the Company's Board of directors in 2005:

February 7, 2005 (minutes № 19)

The Board of directors made the decisions of:

Approval of related party transaction, and namely: conclusion of contract by and between OJSC "VolgaTelecom" and CJSC "NCC" for the purchase of the equipment for the branch in the Republic of Mariy El on the following material terms and conditions:

The transaction's subject – purchase of the equipment of cellular radiotelephone communication (as per Supplement №1 to the Contract);

The transaction's price – 1 273 668 (One million two hundred seventy three thousand six hundred sixty eight) rubles, VAT inclusive.

The Buyer transfers the amount specified in item 3.1 of the contract to the Seller's settlement account within 40 (Forty) banking days since the signature of the Equipment delivery-acceptance certificate, but not earlier than February 20, 2005;

For the delay of obligations performance under this contract the party that made the delay is to pay to the other party under its written request the delay penalty in the amount of 0,1% of the Equipment cost for each day of the delay. The delay penalty payment does not discharge the party of the obligation performance;

The validity term - the contract becomes effective since the date of signature by authorized representatives of both the parties and is valid till the parties' performance of their obligations.

The contract became effective on 25.01.2005.

On approval of related party transaction, and namely: the equipment rent contract with further passing into the ownership, the contract being concluded by and between OJSC "VolgaTelecom" and CJSC "NCC" on the following material terms and conditions:

The transaction's subject – provision for temporary utilization with further passing into the ownership of the equipment of cellular radiotelephone communication - A 900/1800 switching sub-system of cellular mobile communication of GSM 900/1800 standard as per Supplement №1.

The transaction's price – monthly rental fee for provided equipment in the amount of 2 028 818 (Two million twenty eight thousand eight hundred eighteen) rubles, including VAT in the amount of 309 481 (Three hundred nine thousand four hundred eighty one) ruble, and the total value of rental fee for the equipment, which is repurchase price in the amount of 146 074 849 (One hundred forty six million seventy four thousand eight hundred forty nine) rubles, including VAT in the amount of 22 282 604 (Twenty tow million two hundred eighty two thousand six hundred four) rubles.

Following the payment of repurchase price in the amount of 146 074 849 (One hundred forty six million seventy four thousand eight hundred forty nine) rubles, including VAT in the amount of 22 282 604 (Twenty tow million two hundred eighty two thousand six hundred four) ruble, the equipment specified in Supplement № 1 to this Contract passes into the ownership of OJSC "VolgaTelecom".

For the delay of return, in case of early cancellation of the contract, of the Equipment or its component parts during the period established by the contract the Lessee pays to the Lessor by its request the fine in the amount of 0,1 % for each day of delay, and if the delay lasts more than 10 days – additional liquidated damages in the amount of 0,3 % of the cost of rented equipment not returned in due time.

For the delay of transfer of rental fee the Lessee by written request of the Lessor pays the fine in the amount of 0,1 % of the debt sum for each day of delay.

During the return, in case of early cancellation of the contract, of the Equipment damaged due the Lessee's fault or with completeness disturbance, the Lessee, apart from compensation of the cost of missing parts and expenses for repair, pays by the Lessor's request the fine in the amount of 10% of the cost of damaged (incomplete) Equipment.

The Lessor is responsible for the delay of the Equipment transfer to the Lessee, or for the transfer of the Equipment without the documentation required for its operation due to the reasons within the Lessor's control in the amount of 0,1% of the amount of monthly rental fee for each day of delay specified in item 3.1. of this contract.

For the defects of the equipment transferred to rent, the Lessor is responsible in the amount of 0,1% of the amount of monthly rental fee for each day of delay till the elimination of such defects.

The contract validity term is 6 (six) years since the date of the signature of the Equipment delivery-acceptance certificate.

The contract became effective on 16.03.2005.

February 25, 2005 (minutes № 23)

The Company's Board of directors approved the transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date: the Contract of opening by JS Savings Bank of RF (OJSC) of nonrevolving credit line to the Company and the contract of pledge of fixed assets concluded by and between JS Savings Bank of RF (OJSC) and the Company on the following material terms and conditions:

Approve the transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, including:

The Contract of opening by JS Savings Bank of RF (OJSC) of nonrevolving credit line to the Company on the following material terms and conditions:

The transaction's subject – opening by JS Savings Bank of RF (OJSC) of nonrevolving credit line to the Company;

Credit line limit – 868 150 000 (Eight hundred sixty eight million one hundred fifty thousand) rubles;

Period of credit – 4 years;

Interest rate - 13 p.p.a.

The contract became effective on 01.03.2005.

The contract of pledge of fixed assets concluded by and between JS Savings Bank of RF (OJSC) and the Company on the following material terms and conditions:

The transaction's subject – provision by the Company in pawn to JS Savings Bank of RF (OJSC) of the property to guarantee the execution of credit liability,

Secured liability – contract of opening by JS Savings Bank of RF (OJSC) of nonrevolving credit line to the Company with the limit of 868 150 000 (Eight hundred sixty eight million one hundred fifty thousand) rubles; at the rate of 13 p.p.a., credit's period – 4 years;

The subject of pledge – equipment;

Collateral value of the subject of pledge – 896 369 549 (Eight hundred ninety six million three hundred sixty nine thousand five hundred forty nine) rubles 88 kopecks.

The contract became effective on 01.03.2005.

February 28, 2005 (minutes № 24)

The Board of directors made the decisions:

On the approval of related party transaction, and namely of contract by and between OJSC "VolgaTelecom" and LLC "Vyatka-Page' for the supply of "SOLO" home receivers on the following terms and conditions:

The transaction's subject – supply to the Buyer of VHF "SOLO РП-201-3" home receivers to the number of 33 000 units.

The transaction's price – 13 926 000 rubles, VAT inclusive.

Term of delivery – within 20 days since the receipt of advance payment as per item 5.3.1 of the Contract in accordance with the Schedule of "SOLO РП-201-3" home receivers' supply for OJSC "VolgaTelecom" branches (Supplement № 2 to the Contract).

The settlement for supplied goods is made in the following way:

30% of the cost of shipment of goods within 20 banking days since the receipt of the Supplier's invoice.

Final settlement in the amount of 70% of the shipment of goods accepted by the Consignee – within 20 banking days since the date of signature of the goods delivery-acceptance certificate at the Consignee's warehouse.

During the Contract's validity term the price may be changed only upon the consent of both the parties subject to signing the Protocol of the price change. The price cannot be changed after the Buyer's transfer of advanced payment to the Supplier's account.

The contract validity term is till December 31, 2005. In case, if by the specified date the Parties still have non-performed obligations resulting from this Contract, then the validity term of the Contract is prolonged till full performance by the Parties of their obligations.

The contract became effective on March 10, 2005.

On approval of related party transaction, and namely the contract of equipment rent by and between OJSC "VolgaTelecom" and LLC "Izhcom" on the following material terms and conditions:

The transaction's subject – provision of the equipment for rent as per Supplement №1 to the Contract of equipment rent.

The transaction's price is monthly rental fee in the amount of 50 000 (Fifty thousand) rubles per month, VAT inclusive.

The contract's validity term – the contract becomes effective since the signature date and is effective till June 01, 2005.

The provisions of this contract are applicable to earlier occurred relationships of the parties since December 01, 2004.

The contract is considered to be prolonged for the same period if neither Party makes the statement of the contract's cancellation 30 days prior to the expiry of its validity term.

The Lessor on a monthly basis, not later than the 10-th day of the month following the reporting one provides the Lessee the invoice for payment for the rental fee for the reporting month. The Lessee on a monthly basis, not later than 20 days since the date of the invoice receipt makes the payment of rental fee for the month.

The transfer of the equipment for rent is executed by delivery-acceptance certificate within 10 days period since the date of the contract's conclusion.

The Lessor has the right to cancel this contract unilaterally and claim the reimbursement of damages in cases when the Lessee:

- materially impairs the equipment condition;
- does not follow the operations instructions of the manufacturer.

The Lessee has the right to cancel this contract unilaterally and claim the reimbursement of damages from the Lessor:

- when detecting defects making the standard operation of the equipment impossible or burdensome; the Lessee was not aware of these defects and was not able to know at the time of the contract conclusion;
- if the equipment, due to circumstances for which the Lessee is not responsible, turns out to be unsuitable for use;
- if when concluding the contract the Lessor did not warn it about third parties rights to the transferred equipment;
- if the Lessor fails to perform its obligation to transfer the equipment or its accessories and documents relating to it, without which the equipment cannot be used for the purpose specified;
- if the Lessor fails to perform the obligation of routine and heavy repair of the transferred equipment.

The contract became effective on March 14, 2005.

March 29, 2005 (minutes № 26)

The Board of directors approved the related party transactions, and namely: - additional agreements on cancellation since January 01, 2005 of contracts about Non-government retirement insurance, concluded with Non-government Pension Fund "Doverie" in favor of the

employees of: the Company's General directorate and Nizhny Novgorod branch, Kirov branch, branch in the Republic of Mordoviya, branch in the Republic of Mariy El, branch in Chuvashiya Republic, branch in the Republic of Udmurtiya of OJSC "VolgaTelecom":

Approve the related party transaction – additional agreement on cancellation of contract № 2 of 04.02.1998, regulating the procedure of non-government retirement insurance of the employees of the Company's General directorate and Nizhny Novgorod branch concluded by the Company with Non-government Pension Fund "Doverie" on the following material terms and conditions:

The transaction's subject – cancellation since 01.01.2005 of contract № 2 of 04.02.1998, regulating the procedure of non-government retirement insurance of the employees of the Company's General directorate and Nizhny Novgorod branch;

The date of additional agreement conclusion is 01.02.2005.

Approve the related party transaction – additional agreement on cancellation of contract of non-government retirement insurance of the employees and veterans of OJSC "Kirovelectrosvyaz" № Ю-25 of 25.06.2002, concluded by the Company with Non-government Pension Fund "Doverie" on the following material terms and conditions:

The transaction's subject – cancellation since 01.01.2005 of contract of non-government retirement insurance of the employees and veterans of OJSC "Kirovelectrosvyaz" № Ю-25 of 25.06.2002;

The date of additional agreement conclusion is 01.02.2005.

Approve the related party transaction – additional agreement on cancellation of contract of non-government retirement insurance of the employees and veterans of OJSC "Svyazinform" of the Republic of Mordoviya of 24.12.2000, concluded by the Company with Non-government Pension Fund "Doverie" on the following material terms and conditions:

The transaction's subject – cancellation since 01.01.2005 of contract of non-government retirement insurance of the employees and veterans of OJSC "Svyazinform" of the Republic of Mordoviya of 24.12.2000;

The date of additional agreement conclusion is 01.02.2005.

Approve the related party transaction – additional agreement on cancellation of contract of non-government retirement insurance of the employees and veterans of OJSC "Martelcom" № Ю-21 of 05.04.2002, concluded by the Company with Non-government Pension Fund "Doverie" on the following material terms and conditions:

The transaction's subject – cancellation since 01.01.2005 of contract of non-government retirement insurance of the employees and veterans of OJSC "Martelcom" № Ю-21 of 05.04.2002;

Approve the related party transaction – additional agreement on cancellation of contract of non-government retirement insurance of the employees and veterans of OJSC "Svyazinform" of the Republic of Chuvashiya № Ю-23 of 28.08.2002, concluded by the Company with Non-government Pension Fund "Doverie" on the following material terms and conditions:

The transaction's subject – cancellation since 01.01.2005 of contract of non-government retirement insurance of the employees and veterans of OJSC "Svyazinform" of the Republic of Chuvashiya № Ю-23 of 28.08.2002;

The date of additional agreement conclusion is 01.02.2005.

Approve related party transactions – additional agreements on cancellation of contracts (as per the register to the number of 1171 contracts) of non-government retirement insurance of the employees of the branch in the Republic of Udmurtiya, concluded by the Company with Non-government Pension Fund "Doverie" on the following material terms and conditions:

The transaction's subject – cancellation since 01.01.2005 of contracts (as per the register to the number of 1171 contracts) of non-government retirement insurance of the employees of the branch in the Republic of Udmurtiya.

April 6, 2005 (minutes № 28)

The Board of directors made the decision on:

Approval of transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date - the contract of opening by JSB "Gazpombank" (CJSC) of credit line to the Company on the following material terms and conditions:

The transaction's subject – opening to the Company of credit line by JSB "Gazpombank" (CJSC);

Credit line limit – 500 000 000 (five hundred million) rubles;

Term of credit – 1,5 year, tranches not exceeding 360 days;

Interest rate – 13,5 p.p.a.

The contract became effective on 01.06.2005.

May 26, 2005 (minutes № 31)

The Board of directors made the decision on the approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, and namely: the contract of opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company and the contract of pledge of fixed assets concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company:

The contract of opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company on the following material terms and conditions:

The transaction's subject – opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company;

Credit line limit - 210 000 000 (Two hundred ten million) rubles;

Interest rate – 11,5% p.p.a.;

Term of credit – 1,5 year.

The contract became effective on 26.05.2005.

The contract of pledge of fixed assets (equipment) concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – provision by the Company in pawn to Volgo-Vyatskyi bank of RF Savings Bank of the property to guarantee the performance of obligation under the contract of opening of nonrevolving credit line;

Secured obligation - opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company with the limit of 210 000 000 (Two hundred ten million) rubles, at the rate of 11,5% p.p.a., the term of credit - 1,5 year;

The subject of pledge – equipment;

Collateral value of the subject of pledge - 216 084 365,59 (Two hundred sixteen million eighty four thousand three hundred sixty five) rubles 59 kopecks.

The contract became effective on 26.05.2005.

May 31, 2005 (minutes № 32)

The Board of directors made the decisions on:

The approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, - additional agreement № 5 to contract № 191/760-04 of 09.06.2004 and additional agreement № 2 to contract of pledge № 152 of 09.06.2004г concluded by and

between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 5 to contract of opening nonrevolving credit line № 191/760-04 of 09.06.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – reduction of the amount of security, stipulated by the contract, of the first tranche to the sum of 413 825 874, 29 rubles (Four hundred thirteen million eight hundred twenty five thousand eight hundred seventy four) rubles 29 kopecks.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to contract of fixed assets pledge № 152 of 09.06.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of the subject of pledge and its collateral value, and namely:

- exclude from the structure of pledge subject one unit of equipment (identification number 425052) of the collateral value of 219 648, 44 rubles;
- introduce into the structure of pledge subject one unit of equipment (identification number 426090) of the collateral value of 219 874,75 rubles;
- define the collateral value of the pledge subject in the amount of 413 825 874,29 rubles (Four hundred thirteen million eight hundred twenty five thousand eight hundred seventy four) rubles 29 kopecks.

Additional agreement became effective on 16.06.2005.

The approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, - additional agreement № 2 to contract № 292/1 of 09.02.2004 and additional agreement № 2 to contract of pledge № 37 of 09.02.2004, being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to contract of opening nonrevolving credit line № 292/1 of 09.02.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – reduction of the amount of security stipulated by the contract to the sum of 733 047 281,38 rubles (Seven hundred thirty three million forty seven thousand two hundred eighty one) ruble 38 kopecks.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to contract of fixed assets pledge № 37 of 09.02.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of the subject of pledge and its collateral value, and namely:

- exclude from the structure of pledge subject the equipment with identification numbers: 422980, 0402005257, 0402005238, 0402005217, 0402005250 of the collateral value of 21 731 854,56 rubles;

- introduce into the structure of pledge subject the equipment with identification n umbers: 425040, 426225, 0402006828, 0402006827, 0402007708, 0402030228 of the collateral value of 21 842 670,8 rubles;

- define the collateral value of the pledge subject in the amount of 733 047 281,38 rubles (Seven hundred thirty three million forty seven thousand two hundred eighty one) ruble 38 kopecks.

Additional agreement became effective on 16.06.2005.

Approval of related party transaction, and namely: conclusion of purchase and sale contract by and between OJSC "VolgaTelecom" and CJSC "NCC" for acquisition of equipment for the branch in the Republic of Mariy El on the following material terms and conditions:

The transaction's subject – acquisition of cellular radiotelephone communication equipment – cellular mobile communication system of GSM 900/1800 standard as per Supplement №1.

The transaction's price - 4 075 759 (Four million seventy five thousand seven hundred fifty nine) rubles, including VAT in the amount of 621 726 (Six hundred twenty one thousand seven hundred twenty six) rubles.

The first payment in the amount of 25% (Twenty five percent) of the Contract value, and namely 1 018 939,75 (One million eighteen thousand nine hundred thirty nine) rubles 75 kopecks, including 18% VAT - 155 431,49 rubles should be paid by the Buyer within 20 (Twenty) banking days since the date of this Contract signature.

Final payment in the amount of 75% (Seventy five percent) of the Contract value, and namely 3 056 819,25 (Three million fifty six thousand eight hundred nineteen) rubles 25 kopecks, including 18% VAT - 466 294,46 rubles should be paid by the Buyer in three equal installments.

- The second payment – within 20 (Twenty) banking days since the signature of the Equipment delivery-acceptance certificate;

- The third payment - within 30 (Thirty) calendar days since the date of the first payment;

- The fourth payment - within 60 (Sixty) calendar days since the date of the first payment.

The delivery is made by one shipment within the period not later than 10 (Ten) calendar days calculated since the date of the Contract signature.

The Seller delivers the Equipment by motor vehicles. All the risks of spoilage, damage or loss of the Equipment related to the Equipment's transit and delivery to the site of location: Russian Federation, 424 000, the Republic of Mariy El, Yoshkar-Ola town, Sovetskaya str., 138 are born by the Seller till the time of the equipment transfer to the Buyer.

The Equipment should be inspected as regards its completeness, the quantity and the lack of external damages and defects by the Buyer in the presence of authorized representative of the Seller within 3 (Three) business days since the Equipment delivery to the site.

If there are no claims to the Seller as regards the packing, physical configuration, quantity, completeness of the Equipment delivered by the Seller, then the Buyer and the Seller should sign the Equipment delivery-acceptance certificate not later than 10 (Ten) business days since the date of the Equipment delivery to the site.

The time of the Equipment transfer to the Buyer is the date of signature of the Equipment delivery-acceptance certificate.

All the risks of spoilage, damage or loss of the Equipment are born by the Buyer since the date of signature of the Equipment delivery-acceptance certificate.

The equipment warranty period is 12 months since the signature by the Parties of the Equipment delivery-acceptance certificate.

If during the warranty period there are detected the faults, then the replacement of the Equipment defective parts is made by the Seller free of charge within the period not exceeding

60 calendar days since the receipt of the Equipment defective parts. All transport expenses in connection with the Equipment repair within the warranty, including the expenses for in transit insurance are born by the Seller.

For the delay of payment for the Equipment the Buyer pays to the Seller the penalty in the amount of 1/365 RF Central Bank refinancing rate, but not more than 10% of unpaid cost of the Equipment for each day of payment delay.

This Contract becomes effective since its signature by authorized representatives of both the parties and is valid till full performance of the Parties of their obligations.

The Contract became effective on 01.09.2005.

Approval of related party transaction, and namely: the contract between Open Joint Stock Company "VolgaTelecom" and non-government infant educational school "Kindergarten № 13" on the following material terms and conditions:

Settle the following property with the right of operating management on non-government infant educational school "Kindergarten № 13": the building of the kindergarten with building extensions and accessories (letters A, A1-a4, Г1, Г2, Г3, cellar, I-VIII), located at the address: Ulyanovsk city, Matrosov str., 14. (Certificate of state registration of right of ownership of 23.01.2001. Series AC № 113315) of the cost of 454 183 (Four hundred fifty four thousand one hundred eighty three) rubles.

Approve related party transaction, and namely: the contract between OJSC "VolgaTelecom" and non-government infant educational school "Kindergarten № 13" (hereinafter – the contract) on the following material terms and conditions:

The transaction's subject:

– Transfer to the School for operating management of the property as per Supplement № 1 to the contract with execution of transfer act within 10 days since the date of the contract conclusion;

– Financing of the School in accordance with the Promoter's approved annual estimate of expenditures.

The contract's validity term – the contract becomes effective since the date of its signature and is valid till the time of the School's activity termination or transfer of right of ownership to the School to other person/entity.

The contract became effective on 16.06.2005.

Since the time of the contract effectiveness, the following contracts concluded earlier between the Company and non-government infant educational school "Kindergarten № 13" cease to be effective:

- of 18.12.1995;
- of 26.12.2001 № 45;
- of 26.12.2001 № 46.

June 15, 2005 (minutes № 34)

The Board of directors made the decision on:

Approval of transaction with Non-commercial Partnership "Center of investigation of problems of telecommunications development", the transaction as per chapter XI of Federal Law "On joint-stock companies" being a related party transaction, and namely: the contract for OJSC "VolgaTelecom" transfer of target membership fees on the following material terms and conditions:

The contract for transfer in 2005 by OJSC "VolgaTelecom" of target membership fees to Non-commercial Partnership "Center of investigation of problems of telecommunications development" in the amount of 161 232 500 (One hundred sixty one million two hundred thirty two thousand five hundred) rubles, as per the procedure defined in Supplement №1 to the contract.

The contract became effective on 16.05.2005.

On June 27, 2005 (minutes № 35) the Board of directors made the decisions on:

The approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, and namely: the contract of opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company and the contract of fixed assets pledge being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

The contract of opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company on the following material terms and conditions:

The transaction's subject – opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company;

Credit line limit - 150 000 000 (One hundred fifty million) rubles;

Interest rate – 11,5% p.p.a.;

Term of credit – 1,5 year.

The contract became effective on 08.07.2005.

The contract of fixed assets (equipment) pledge being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – provision by the Company in pawn to Volgo-Vyatskyi bank of RF Savings Bank of the property to guarantee the performance of obligation under the contract of opening of nonrevolving credit line;

Secured obligation - opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company with the limit of 150 000 000 (One hundred fifty million) rubles, at the rate of 11,5% p.p.a., the term of credit - 1,5 year;

The subject of pledge – the equipment as per Supplement 1 to the contract of pledge;

The collateral value of the pledge subject – 154 319 975,77 (One hundred fifty four million three hundred nineteen thousand nine hundred seventy five) rubles 77 kopecks;

The pledged property is with the Pledger.

The contract became effective on 08.07.2005.

The approval of transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, and namely: the contract of opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company with one-time fee without security in the form of property pledge;

Credit line limit - 375 000 000 (Three hundred seventy five million) rubles;

Interest rate – 10% p.p.a.;

Term of credit – 150 days.

The contract became effective on 08.08.2005.

August 15, 2005 (minutes № 4)

The Board of directors made the decisions on:

Approval of related party transaction, and namely: the contract of service by and between OJSC "Svyazintek" and OJSC "VolgaTelecom", OJSC "Dalsvyaz", OJSC "Rostelecom", OJSC "North-West Telecom", OJSC "Sibirtelecom", OJSC "Uralsvyazinform", OJSC "Central

telegraph", OJSC "CenterTelecom", OJSC "Southern Telecom Company" on the following material terms and conditions:

The transaction's subject – the Customer instructs and the Contractor takes upon itself to provide services of billing transformation program management (hereinafter – "Program"), the objective of which is implementation and putting into commercial service of unified billing solution for the Customer, and namely:

Definition of the procedure of the Program's work execution by preparing Master-plan and new wording of the Program's Charter;

Coordination of the Program's works, including: planning and management of works at the level of the Program, between which are: formation and management of the Program's command, management of communications in the Program, management of risks in the Program, management of changes in the Program, quality management in the Program, control over execution of the Program's plans, maintaining the works plans in actual status, the documents for the Program's management, control over the quality of works executed under the Program, execution of scheduled arrangements and meetings envisaged by the Program's documents, preparation of reporting envisaged by the Program, excluding the documents prepared by the contractors; management by the Program's problems and risks (keeping the log of open risks and problems, p[reparation of proposals for reduction of risks and for solution of problems, control over adopted decisions execution); management by the Program's documentation (record keeping, distribution of documents, keeping the history of change and coordination of documents, keeping the archive of the Program's documents).

The procedure of services rendering – the services under the contract are rendered in stages:

1-st stage: Determination of the procedure of the Program's works execution by preparing Master-plan and new wording of the Program's Charter; the date of services rendering: since the date of the contract signature till September 25, 2005;

2-nd stage: Coordination of works under the Program; the date of services rendering: since the date of the contract signature till December 25, 2005.

The transaction's price – the cost of services amounts to 29 000 000 rubles, VAT inclusive:

1-st stage – 14 500 000 rubles, VAT inclusive;

2-nd stage – 14 500 000 rubles, VAT inclusive.

The Customer (persons acting on Customer's side) makes the payment of services in the following amounts:

OJSC "VolgaTelecom" pays 3 770 000 rubles, VAT inclusive;

OJSC "Dalsvyaz" pays 1 160 000 rubles, VAT inclusive;

OJSC "Rostelecom" pays 5 510 000 rubles, VAT inclusive;

OJSC "North-West Telecom" pays 3 190 000 rubles, VAT inclusive;

OJSC "Sibirtelecom" pays 3 190 000 rubles, VAT inclusive;

OJSC "Uralsvyazinform" pays 3 190 000 rubles, VAT inclusive;

OJSC "Central telegraph" pays 580 000 rubles, VAT inclusive;

OJSC "CenterTelecom" pays 5 220 000 rubles, VAT inclusive;

OJSC "Southern Telecom Company" pays 3 190 000 rubles, VAT inclusive.

The payment of services under the contract is made by installments: 30% of the services cost are paid in advance after the contract's signature, 30% of the services cost are paid after the acceptance of services of the first stage, the balanced 40% of the services cost are paid after the acceptance of services of the second stage.

The contract became effective on 15.08.2005.

Approval of related party transaction – additional agreement № 2 to agency contract № ТД-8-04 of March 31, 2004, concluded by and between Open Joint Stock Companies "North-West Telecom", "VolgaTelecom", Central Telecom", "Southern Telecom Company", "Dalsvyaz", "Uralsvyazinform", "Sibirtelecom" acting on the Principal's side and Non-

commercial Partnership "Center of investigation of problems of telecommunications development" on the following material terms and conditions:

The transaction's subject – set off of funds formed with the Agent due to the difference between the sum in rubles received from the Principal and recalculated by the contractor on account of payments due to payment by the Principal to the Agent under additional agreement № 1 to agency contract №ТД-8-04 of March 31, 2004;

The amount due to set off on account of future payments of the Principal - 5 050 812,62 rubles;

The money due to set off on account of the Company's future payments - 725 843,04 rubles.

The additional agreement became effective on 22.08.2005.

Approval of related party transaction – agency contract being concluded by and between Open Joint Stock Companies "North-West Telecom", "VolgaTelecom", Central Telecom", "Southern Telecom Company", "Dalsvyaz", "Uralsvyazinform", "Sibirtelecom" acting on the Principal's side and Non-commercial Partnership "Center of investigation of problems of telecommunications development" on the following material terms and conditions:

The transaction's subject – the Agent takes upon itself the obligation to conclude on its own behalf and at the expense of the Principal the contract of services/works of management of ERP implementation program in the companies acting on the Principal's side;

The size of the agency fee under the contract upon the whole – US$160 650, VAT inclusive, at RF Central Bank rate as of the day of payment;

The size of the Agent's expenses under the contract upon the whole – US$5 355 000, VAT inclusive, at RF Central Bank rate as of the day of payment;

The amount due to payment by the Company:

- as regards to agency fee payment – US$22 950, VAT inclusive, at RF Central Bank rate as of the day of payment;
- as regards to the Agent's expenses payment – US$765 000, VAT inclusive, at RF Central Bank rate as of the day of payment;

The period of the Agent's report presentation – 30 business days since date of the acceptance of the Contractor's works;

The period of services rendering/works execution under the contract being concluded by the Agent to perform the instructions – 172 days.

The contract became effective on 22.08.2005.

August 19, 2005 (minutes № 5)

The Board of directors made the decisions on:

Approval of related party transaction, and namely: the contract of purchase and sale of shares by and between Open Joint Stock Company "Information technologies of communication" (OJSC "Svyazintek") and OJSC "VolgaTelecom" on the following material terms and conditions:

The transaction's subject – the Issuer takes upon itself to transfer to the Shareholder, and the Shareholder takes upon itself to accept and to pay for ordinary, registered, paperless shares of Open Joint Stock Company "Information technologies of communication" of the second issue of the face value of 10 (Ten) rubles per a share in the quantity of 1 486 082 (One million four hundred eighty six thousand eighty two) shares. State registration number of the securities issue: 1-01-10154-A-001 D.

The shares transaction price is 14 860 820 (Fourteen million eight hundred sixty thousand eight hundred twenty) rubles. The Shareholder within five calendar days since the date of the contract conclusion pays for the shares in full amount by transfer by clearing of money to the Issuer's settlement account. The date of payment is the date of the money entering on the Issuer's settlement account.

Not later than five calendar days since the date of payment in full for the shares the Issuer sends to the Issuer's register holder duly executed transfer order about making the entry into the system of register keeping about the transfer of shares as a result of purchase and sale.

The shares are considered to be transferred to the Shareholders since the time of making in the system of register keeping of the appropriate entry in the Shareholder's customer account.

The Issuer in case of violation of the time of shares payment is in the right to send to the Shareholder written notification about the contract cancellation and since the date of sending this notification the contract is considered to be cancelled.

The contract became effective on 22.08.2005.

Approval of related party transaction, and namely: the contract of equipment rent with further passing to the ownership, being concluded by and between OJSC "VolgaTelecom" and OJSC "TATINCOM-T" on the following material terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (Lessor) provides to OJSC "TATINCOM-T" (Lessee) the equipment of cellular radiotelephone communication as per Supplement №1 with further passing to the ownership.

The transaction's price – monthly rental fee for provided equipment in the amount of 647 732,42 (Six hundred forty seven thousand seven hundred thirty two) rubles 42 kopecks, inclusive of VAT (18%) 98 806,64 (Ninety eight thousand eight hundred six) rubles 64 kopecks, and the total value of rental fee for the equipment which is the repurchase price in the amount of 25 909 296.58 rubles, including 18% VAT - 3 952 296.58 rubles, as per the calculation provided in Supplement №2, which is an integral part of the Contract.

The schedule of payments is provided in Supplement №2 to the Contract.

If the provisions of items 5.1., 5.3. of the Contract are fulfilled, upon the expiry of the rent period the Equipment is passed to the Lessee's ownership, which is executed by the appropriate protocol.

In case of early termination of the Contract, for the delay of the Equipment return or its component parts during the period set forth by the Contract the Lessee pays to the Lessor by its request the penalty in the amount of 0,1% for each day of delay.

For the delay of rental fee transfer the Lessee by written request of the Lessor pays the penalty in the amount of 0,1% of the amount outstanding for each day of delay.

When the Equipment is returned in case of early termination of the Contract and the Equipment is damaged by the Lessee's fault or it is not complete, the Lessee, apart from compensation of value of missing items and expenses for repairs, pays by the Lessor's request the penalty in the amount of 10% of the cost of damaged (incomplete) Equipment.

The Lessee bears property accountability for the safety of the Equipment transferred for use. In case of Equipment destruction (loss) by the Lessee's fault, the Lessee pays its balance-sheet value within 10 days since the time of its destruction (loss).

For nonobservance of the repairs time (over 30 days since the detection of defect) of the equipment or the replacement of defective equipment the Lessee pays to the Lessor by its written request the penalty in the amount of 0,1% of the Equipment value subject to repairs or replacement for each day of delay.

The Lessor is responsible for the delay in the Equipment transfer to the Lessee, or for the Equipment transfer without the documents required for its operation for the reasons within the Lessor's control in the amount of 0,1% of the amount of monthly rental fee for each day of delay specified in item 3.1. of the Contract.

The Lessor is responsible for the defects of the transferred Equipment in the amount of 0,1% of the amount of monthly rental fee for each day of delay till the time of such defects removal.

Validity term – the Contract becomes effective since its signature and is valid till the Parties' full performance of their obligations under the Contract.

The Contract became effective on 18.10.2005.

Approval of related party transaction, and namely: the contract of non-residential premises rent being concluded by and between OJSC "VolgaTelecom" and LLC "Vyatka-Page" on the following material terms and conditions:

Transaction subject – OJSC "VolgaTelecom" (Lessor) transfers to LLC "Vyatka-Page" (Lessee) non-residential premises being OJSC "VolgaTelecom" property for rent; the total area of the premises is 1 140,51 m^2, the premises are located at the following addresses:

Kirov city, Molodoi Gvardii str., 72, of total area of 82,2 m^2;

Kirov city, Vorovskyi str., 102, of total area of 114,7 m^2;

Kirov city, Oktyabrskyi avenue, 115, of total area of 167,2 m^2;

Kirov city, Stroiteley avenue, 50, of total area of 45,03 m^2;

Kirov oblast, Leninskyi district, settlement Lyangasovo, Sportivnaya str., 14, of total area of 76,6 m^2;

Kirov city, Novovyatskyi district, Sovetskaya str., 41, of total area of 122,89 m^2;

Kirov city, Volodarskyi str., 171, of total area of 81,5 m^2;

Kirov city, settlement Raduzhnyi, Novaya str., 9, of total area of 34,85 m^2;

Kirov city, settlement Kostino, Parkovaya str., 1, of total area of 11,3 m^2;

Kirov city, Moskovskaya str., 20, of total area of 404,24 m^2.

The transaction's price – 1 954974,69 rubles per year, exclusive of VAT (as per supplement №11).

OJSC "VolgaTelecom" may change the size of rental fee unilaterally but not more than once in a year.

The contract's validity term – the contract is concluded for the uncertain term. The contract becomes effective since the date of its signature by the parties. The contract's terms and conditions are applicable to relationships that occurred between the parties since 01.04.2005.

The contract became effective on 01.09.2005.

The approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, - additional agreement № 1 to contract № 23 of 01.03.2005 and additional agreement № 1 to contract of pledge № 40 of 01.03.2005, being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 1 to contract of opening of non-revolving credit line № 23 of 01.03.2005, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – reduction of envisaged by the contract size of balance sheet value of security to the sum in the amount of 646 898 641,37 (Six hundred forty six million eight hundred ninety eight thousand six hundred forty one) ruble 37 kopecks.

The additional agreement became effective on 23.08.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 1 to contract of fixed assets pledge № 40 of 01.03.2005, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of pledge subject, and namely:

- exclude from the structure of pledge subject two units of equipment (identification number 0402025410) of the collateral value of 243 326, 00 rubles and (identification number

0402025412) of the collateral value of 243 326, 00 rubles, of the total collateral value of 486 652 rubles;

- introduce into the structure of pledge subject two units of equipment (identification number 0402030137) of the collateral value of 203 676, 49 rubles and (identification number 0402030255) of the collateral value of 282 975, 51 rubles, of the total collateral value of 486 652 rubles.

The additional agreement became effective on 23.08.2005.

The approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, - additional agreement № 3 to contract № 292/1 of 09.02.2004 and additional agreement № 3 to contract of pledge № 37 of 09.02.2004, being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 3 to contract of opening non-revolving credit line № 292/1 of 09.02.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – reduction of envisaged by the contract of pledge of size of the property value to the sum in the amount of 733 046 623,60 (Seven hundred thirty three million forty six thousand six hundred twenty three) rubles 60 kopecks.

The additional agreement became effective on 23.08.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 3 to fixed assets pledge contract № 37 of 09.02.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of pledge subject and of its collateral value, and namely:

- exclude from the structure of pledge subject three units of equipment (identification number 0402007151) of the collateral value of 1 281 784,00 rubles, (identification number 258) of the collateral value of 5 453 685,79 rubles and (identification number 277) of the collateral value of 7 908 875,10 rubles, of the total collateral value of 14 644 344,89 rubles;

- introduce into the structure of pledge subject ten units of equipment (identification number 0402028559) of the collateral value of 159 890,80 rubles, (identification number 0402030125) of the collateral value of 150 431,18 rubles, (identification number 0402030212) of the collateral value of 799 929,47 rubles, (identification number 6343) of the collateral value of 2 859 674,42 rubles, (identification number 6352) of the collateral value of 1 510 515,15 rubles, (identification number 6356) of the collateral value of 2 123 383,21 rubles, (identification number 6423) of the collateral value of 2 508 747,45 rubles, (identification number 6421) of the collateral value of 1 814 211,75 rubles, (identification number 6350) of the collateral value of 1 015 138,56 rubles and (identification number 6333) of the collateral value of 1 701 765,12 rubles, of the total collateral value of 14 643 687,11 rubles;

- replace identification numbers of four units of equipment without changing the equipment collateral value:

Identification number "456147**Г" is to be replaced by number "456147***Г",

Identification number "58.14C" is to be replaced by number "58.14*C",

Identification number "400006M" is to be replaced by number "400006*M",

Identification number "420013Г" is to be replaced by number "420013*Г";
- define the collateral value of the pledge subject in the amount of 733 046 623 (Seven hundred thirty three million forty six thousand six hundred twenty three) rubles 60 kopecks.
The additional agreement became effective on 23.08.2005.

The approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, - additional agreement № 6 to contract № 191 of 09.06.2004 and additional agreement № 3 to contract of pledge № 152 of 09.06.2004, additional agreement № 3 to contract of pledge № 172 of 06.07.2004; additional agreement № 2 to contract of pledge № 210 of 05.08.2004, additional agreement № 2 to contract of pledge № 239 of 01.09.2004, being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 6 to contract of opening non-revolving credit line № 191 of 09.06.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – reduction of envisaged by the contract of the size of security of the first tranche to the sum in the amount of 413 817 168,55 rubles (Four hundred thirteen million eight hundred seventeen thousand one hundred sixty eight) rubles 55 kopecks;

The transaction's subject – reduction of envisaged by the contract of the size of security of the second tranche to the sum in the amount of 570 242 273,49 rubles (Five hundred seventy million two hundred forty two thousand two hundred seventy three) rubles 49 kopecks;

The transaction's subject – reduction of envisaged by the contract of the size of security of the third tranche to the sum in the amount of 206 789 299,95 rubles (two hundred six million seven hundred eighty nine thousand two hundred ninety nine) rubles 95 kopecks;

The transaction's subject – reduction of envisaged by the contract of the size of security of the fourth tranche to the sum in the amount of 339 152 176,49 rubles (three hundred thirty nine million one hundred fifty two thousand one hundred seventy six) rubles 49 kopecks.

The additional agreement became effective on 17.11.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 3 to fixed assets pledge contract № 152 of 09.06.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of pledge subject and of its collateral value, and namely:

- exclude from the structure of pledge subject four units of equipment (identification numbers 426108, 426109, 11 44320000, ТТ420196, УП-00370) of the total collateral value of 8 987 412,22 rubles;
- change the equipment name (identification number ОЦ002458);
- change the location of twenty one unit of equipment (identification numbers 1242600000, 1142996338, 1144202500, 1142996337, 1642191985, 1143043025, 1142996336, 1642180700, 1144324901, 1142141396, 1142412701, 1142996332, 1142996333, 1142996312, 1143994535, 421311, УП-01860, ША924477, КУ440559, УП-03314, ОЦ002458 - relocation) without changing the collateral value;

- introduce into the structure of pledge subject twelve units of equipment (identification numbers 426108, 426109, 427280, 1144320000, TT420196, УП-04897, УП-04895, УП-04894, УП-04893, УП-04906, 0401002006,) of the total collateral value of 8 978 706,48 rubles;

- define the collateral value of the pledge subject in the amount of 413 817 168,55 (Four hundred thirteen million eight hundred seventeen thousand one hundred sixty eight) rubles 55 kopecks.

The additional agreement became effective on 23.08.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 3 to fixed assets pledge contract № 172 of 06.07.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of pledge subject and of its collateral value, and namely:

- exclude from the structure of pledge subject three units of equipment (identification numbers 31:671.2Г, 31:671.4Г, 402007198 – the sales are scheduled) of the total collateral value of 886 060,01 rubles;

- introduce into the structure of pledge subject two units of equipment (identification numbers - 0402026965, 0402028615) of the total collateral value of 881 196,67 rubles;

- change the identification numbers with six units of the equipment without changing the collateral value:

Change the number of inventory card "43:000547Г" to number "43:000547***Г",

Change the number of inventory card "5:480001.1Г" to number "480001.1*Г",

Change the number of inventory card "н002966" to number "440622.1M",

Change the number of inventory card "н002967" to number "706Г",

Change the number of inventory card "н002955" to number "480020*M",

Change the number of inventory card "н002919" to number "071773П";

- change the location of fourteen units of equipment (identification numbers - 23:247C, 41.3.48077, 41.3.48079, 42.3.34_1, 44.2.713, 42.4.2558, 42.4.2583, 42.4.2584, 42.4.2585, 44.4.5292, 44.4.4174, 42.4.2760, 42.4.2761, 42.4.2762 - relocation) without changing the collateral value.

- define the collateral value of the pledge subject in the amount of 570 242 273 (Five hundred seventy million two hundred forty two thousand two hundred seventy three) rubles 49 kopecks.

The additional agreement became effective on 23.08.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to fixed assets pledge contract № 210 of 05.08.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of pledge subject and of its collateral value, and namely:

- exclude from the structure of pledge subject four units of equipment (identification numbers 42-020006996, 42-020006966, 42-020006969, 42-020006974 - upgrading) of the total collateral value of 765 629,04 rubles;

- change the location of one unit of equipment due to relocation without changing the collateral value;

- introduce into the structure of pledge subject three units of equipment (identification numbers 42-020006966, 42-020006969, 42-020006974) of the total collateral value of 752 144,45 rubles;

- define the collateral value of the pledge subject in the amount of 206 789 299,95 (two hundred six million seven hundred eighty nine thousand two hundred ninety nine) rubles 95 kopecks.

The additional agreement became effective on 23.08.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to fixed assets pledge contract № 239 of 01.09.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of pledge subject and of its collateral value, and namely:

- exclude from the structure of pledge subject one unit of equipment (identification number 447380 – tear down) of the collateral value of 50 520 523,64 rubles;

- introduce into the structure of pledge subject three units of equipment (identification numbers – 42-447380, 0402028618, 0402030228) of the total collateral value of 50 519 071,65 rubles;

- define the collateral value of the pledge subject in the amount of 339 152 176 (Three hundred thirty nine million one hundred fifty two thousand one hundred seventy six) rubles 49 kopecks.

The additional agreement became effective on 23.08.2005.

October 3, 2005 (minutes № 8)

The Board of directors made the decisions on:

Approval of related party transaction, and namely: underwriter's services Contract being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (Issuer) instructs OJSC JSCB "Svyaz-Bank" (Agent), and the Agent takes upon itself to render the Issuer the services as the Issuer's Agent to float the bonds and to perform on its behalf on the instructions of and at the expense of the Issuer legal and other acts required for the purposes of making with third parties the transactions which may accompany or be directly or indirectly necessary for the Agent's floatation of bonds in accordance with terms and conditions of the Contract.

The start of the services rendering is the date of the Contract signature, and the end of the services rendering is the date of signature of Final Protocol of rendered services as per clause 4 of the Contract.

The transaction's price is 1000 (One thousand) rubles, exclusive of VAT. VAT is paid in excess of the Agent's fee at the rate stipulated by legislation on the date of signature of rendered services Protocol.

The Issuer pays the fee to the Agent as per the procedure envisaged by item 4.2. of the Contract:

The first part of the fee in the amount of 500 (Five hundred) rubles increased by the sum of VAT – within 5 (Five) business days since the date of the invoice receipt issued by the Agent after the Company's signature of Interim protocol of rendered services as per item 4.3. of the Contract. The payment is made by the transfer of the appropriate amount to the Agent's corresponding account specified in clause 12 of the Contract or to the Agent's bank details specified in the issued invoice;

The second part of the fee in the amount of 500 (Five hundred) rubles increased by the sum of VAT – within 5 (Five) business days since the date of the invoice receipt issued by the Agent

after the Company's signature of Final Protocol of rendered services as per item 4.3. of the Contract. The payment is made by the transfer of the appropriate amount to the Agent's corresponding account specified in clause 12 of the Contract or to the Agent's bank details specified in the issued invoice.

The Issuer's obligations of payment to the Agent of any sums under the Contract are considered to be performed in the appropriate volume at the time when these sums are placed at the Agent's account in accordance with details specified in clause 12 of the Contract or bank details specified by the Agent in the issued invoice.

For the delay in performance of obligations to pay to the Agent the fee in accordance with item 4.2. the Issuer pays to the Agent liquidated damages in the form of penalty fee in the amount of 0,035% (Thirty five thousandth) accrued on overdue amount for each calendar day of payment delay.

In case of non-performance of its obligations to transfer to the Issuer the money from the Bonds floatation as envisaged by the Contract, the Agent pays to the Issuer the penalty fee in the amount of 0,035% (Thirty five thousandth) of the amount of non-transferred money of the volume of actually floated Bonds for each day of delay.

Validity term – the Contract becomes effective since the date of its signature by authorized representatives of the Parties and is valid till full performance by the Parties of their obligations under this Contract, if its validity is not early terminated in accordance with clause 6 of the Contract.

The Contract became effective on 07.10.2005.

Approval of related party transaction, and namely: Contract of bonds floatation services being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC JSCB "Svyaz-Bank" (Underwriter) renders to OJSC "VolgaTelecom" (Issuer) the services of the Bonds floatation by public offering at the Stock Exchange, including the Underwriter's provision of putting up the bids for the Bonds purchase in the quantity equal to the Volume of the Underwriter's subscription in accordance with terms and conditions and the procedure defined by this Contract, and also provides consulting assistance on the issues related to the Bonds floatation and conducts marketing research of securities market.

The start of the services rendering is the date of the Contract signature, and the end of the services rendering is the date of signature of Final Protocol of rendered services as per clause 4 of the Contract.

The transaction's price is 21 200 000 (Twenty one million two hundred thousand) rubles, VAT exclusive. VAT is paid in excess of the Underwriter's fee at the rate stipulated by legislation on the date of signature of rendered services Protocol.

OJSC "VolgaTelecom" tender committee, which was established to select the lead arranger (syndicate of participants which includes the lead arranger, basic co-arrangers, underwriter, basic co-underwriters) of OJSC "VolgaTelecom" bonded loan issue, on August 5, 2005 determined the syndicate of the following participants: the lead arranger and the underwriter - OJSC JSCB "Svyaz-Bank", co-arranger and co-underwriter – JSCB "Promsvyazbank" (CJSC) and OJSC "Web-invest Bank".

The Issuer pays the fee to the Underwriter as per the procedure envisaged by item 4.2. of the Contract:

The first part of the fee in the amount of 11 660 000 (Eleven million six hundred sixty thousand) rubles increased by the sum of VAT, on the basis of the invoice issued by the Underwriter after the Issuer's acceptance of Interim protocol of rendered services as per item 4.4. of the Contract by the transfer of the appropriate amount to the Underwriter's details specified in clause 10 of the Contract or to the bank details specified by the Underwriter in the issued invoice;

The second part of the fee in the amount of 9 540 000 (Nine million five hundred forty thousand) rubles increased by the sum of VAT, on the basis of the invoice issued by the Underwriter after the Issuer's acceptance of Final protocol of rendered services as per item 4.4. of the Contract by the transfer of the appropriate amount to the Underwriter's details specified in clause 10 of the Contract or to the bank details specified by the Underwriter in the issued invoice.

The fee is due to payment to the Underwriter in full amount only in case the Underwriter's performance in full of its obligations as per item 3.1.1 of the Contract.

For the delay in performance of obligations to pay the fee to the Underwriter the Issuer pays at the Underwriter's request liquidated damages in the form of penalty fee in the amount of 0,04 % (Four hundredth), accrued on overdue amount for each calendar day of the payment delay.

For non-performance and/or performance not in full of its obligations the Underwriter pays at the Issuer's request the liquidated damages in the form of fine in the amount of 1% of the face value of the bonds that remained unplaced. The volume of placed bonds is determined on the basis of the Exchange register. Also the Underwriter compensates the Issuer for all the losses caused by incomplete floatation of the Bonds, but not more than 0,4% of the loan amount.

Validity term – the Contract becomes effective since its signature by the Parties and is valid till the Parties' performance in full of their obligations, if its validity is not early terminated in accordance with clause 6 of the Contract.

The Contract became effective on 07.10.2005.

Approval of related party transaction, and namely: Contract about organization of the bonds issue, the Contract being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (the Company) instructs OJSC JSCB "Svyaz-Bank" (Arranger), and the Arranger takes upon itself to render to the Company the services of organizing the issue and the Bonds floatation, including to perform the analysis of the bond's market, to provide recommendations on the time of the bonds acquisition, and if required to prepare the drafts of changes to the Decisions on securities issue and to securities Offering memorandum, to carry out presentation activities, and also to render other services on terms and conditions envisaged by this Contract. The Company takes upon itself to pay to the Arranger the fee envisaged by this Contract.

For the purposes of rendering services the Arranger may perform legal and actual acts on the Company's behalf as stipulated by clause 6 of the Contract.

The start of the services rendering is the date of the Contract signature, and the end of the services rendering is the date of the Company's signature of Protocol of rendered services of organizing BT-3 series bonds issue as per clause 10 of the Contract.

The transaction's price – 13 250 000 (Thirteen million two hundred fifty thousand) rubles, VAT exclusive.

The Arranger has the right (but is not obliged) at its own expense to involve Vocational Advisers in order to get from them findings and recommendations required for the Services rendering.

The Company pays for the services under this Contract as per the procedure envisaged by item 7.4. of the Contract:

The 1-st payment: 7 287 500 (Seven million two hundred eighty seven thousand five hundred) rubles and VAT amount, - within 5 (Five) business days since the receipt of the invoice issued by the Arranger after the Company's signature of the protocol of rendered services of organizing BT-2 series bonds issue. The payment is made by transfer of the appropriate amount to the Arranger's corresponding account specified in item 19 of the Contract or to the Arranger's bank details specified in the invoice issue by the Arranger;

The 2-nd payment: 5 962 500 (Five million nine hundred sixty two thousand five hundred) rubles and VAT amount, - within 5 (Five) business days since the receipt of the invoice issued by the Arranger after the Company's signature of the protocol of rendered services of organizing BT-3 series bonds issue. The payment is made by transfer of the appropriate amount to the Arranger's corresponding account specified in item 19 of the Contract or to the Arranger's bank details specified in the invoice issue by the Arranger.

The Company takes upon itself to compensate the Arranger for all the losses, costs and expenses incurred by the Arranger directly or indirectly as result of non-performance or improper performance by the Company of its obligations under the Contract.

The Arranger takes upon itself to compensate the Company for all the losses, costs and expenses incurred by the Company directly or indirectly as result of non-performance or improper performance by the Arranger of its obligations under the Contract.

For the Company's delay of payment of any amounts due to the Arranger in accordance with this Contract, the Company pays the Arranger the liquidated damages in the amount of refinancing rate of RF Central Bank effective on the date of the delay beginning. The specified liquidated damages are accrued (as p.p.a.) during the entire period when the appropriate amount remains outstanding. The specified liquidated damages are due to payment after the Arranger's sending the claim about its payment within 10 days since the date of the claim's receipt.

Validity term – the Contract becomes effective since its signature by the Parties and is valid till the Parties' performance in full of their obligations.

The Contract became effective on 07.10.2005.

Approval of related party transaction, - additional agreement № 3 to agency contract № ТД-8-04 of March 31, 2004, concluded by and between Open Joint Stock Companies "North-West Telecom", "VolgaTelecom", "Center Telecom", "Southern Telecom Company", "Dalsvyaz", "Uralsvyazinform", "Sibirtelecom" acting on the Principal's side and Non-commercial Partnership "Center of investigation of problems of telecommunications development" on the following material terms and conditions:

The transaction's subject – change of the instructions stipulated by additional agreement № 1 to agency contract № ТД-8-04 of March 31, 2004, including:

Supplement and update of the work sheet of elaboration, planning, analysis, designing and testing of the second release of ERP Master-system;

Change of performance time;

Increase of agency fee stipulated by additional agreement № 1 to the sum of US$134 511,16 VAT inclusive;

Increase of the agent's expenses to pay for works of CJSC "Open technologies 98" (Contractor 1) stipulated by additional № 1 to the sum of US$12 594 712 VAT inclusive;

The transaction's price:

The sum for which, vs. earlier approved terms and conditions, the Company's obligation is increased to pay agency fee to Non-commercial Partnership "Center of investigation of problems of telecommunications development" - US$2 404, 28 VAT inclusive;

The sum for which, vs. earlier approved terms and conditions, the Company's obligation is increased to pay the expenses of Non-commercial Partnership "Center of investigation of problems of telecommunications development" related to performance of agency instructions – US$471 428, 57 VAT inclusive.

Additional agreement became effective on 11.11.2005.

Approval of related party transaction, and namely: mobile communication services contract № 1516732 of «__» _______2005, being concluded by and between OJSC "VolgaTelecom" and CJSC "Nizhny Novgorod cellular communication":

The transaction's subject – CJSC "Nizhny Novgorod cellular communication" (Operator) provides OJSC "VolgaTelecom" (Subscriber) with the services of mobile radiotelephone communication of GSM standard in accordance with tariff plan selected by the Subscriber – "Corporate Exclusive + 50% discount" which is Supplement № 2 to the contract, and the Subscriber pays for them. Communication services are provided to the Subscriber in the Operator's cover area by individual federal phone numbers specified in Supplement № 1 to the contract and given to the Subscriber.

The Subscriber, after signature of this Contract, is provided with the subscriber numbers the carriers of which are Sim-cards (phone numbers and numbers of Sim-cards are provided in Supplement № 1 to this Contract).

The transaction's price is defined in accordance with effective tariffs of the Operator as per Supplement № 2 to the Contract, VAT inclusive. All communication services and additional services are provided in conventional currency units as an equivalent of the sum due to payment in Russian rubles at US$ rate established by RF Central Bank of the payment day (1 conventional currency unit = US$1). The Operator has the right to change the conventional currency unit equivalent at its discretion having notified the Subscriber about these changes 10 calendar days prior to these changes.

The Subscriber pays for communication and additional services basing on the actual volume of communication services rendered to the Subscriber during the previous month. Upon completion of the billing period the Subscriber is drawn up sales invoice and the bill which should be paid within 20 days since the date of its making out. In addition, the subscriber may be issued an extra bill in case if the amount of its debt for actually rendered services exceeds 2000 (Two thousand) conventional currency units. This bill should be paid within 7 days since the date of its making out.

The Operator has the right to accrue penalty fee for the delay in payment in the amount of 0,1% of the amount due to payment for each day of delay.

The Contract's validity term – the Contract is being concluded for sine die.

The Contract became effective on 01.08.2005.

Approval of terms and conditions of the contract with LLC "Ernst & Young" for audit services of OJSC "VolgaTelecom" reporting for year 2005 drawn up as per RAS and IFRS.

Taking into account the recommendations of the Committee for audit the Board of directors made the decision to approve terms and conditions of the contract with LLC "Ernst & Young" for audit services of OJSC "VolgaTelecom" reporting for year 2005 drawn up as per RAS and IFRS, including to define the size of payment for services under the contract of RAS financial reporting audit in the amount of US$477 700 (VAT inclusive) of IFRS reporting audit in the amount of US$84 300 (VAT inclusive) and the procedure of compensation of overhead costs as per terms and conditions of the contract.

The contract became effective on 12.10.2005.

October 21, 2005 (minutes № 9)

The Board of directors made the decisions on:

Approval of related party transaction, and namely: Agreement of changing the procedure of settlements under Contract № 075-3601-03 of 22.04.1999, all the right of claim and the right of receipt of all payments under which were transferred by "Siemens AG" to OJSC JSCB "Svyaz-Bank", which is confirmed by Notice of 15.07.2005 about the transfer of right of claim and the right of receipt of all payments under the Contract, being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject - OJSC "VolgaTelecom" for the purposes of proper performance of its obligations under delivery Contract № 075-3601-03 of 22.04.1999 will make

the payments, stipulated by it, in favor of OJSC JSCB "Svyaz-Bank" in accordance with the dates specified in Supplement № 1 to the Agreement.

The payments in OJSC JSCB "Svyaz-Bank" favor will be made in rubles at the rate of Euro established by RF Central Bank on the day of payment.

The amount of payments made by the Company in OJSC JSCB "Svyaz-Bank" favor - 396 152,17 (Three hundred ninety six thousand one hundred fifty two and 17/100) Euro, including the amount of principal debt 370 929 (Three hundred seventy thousand nine hundred twenty nine) Euro and interest amount 25 223,17 (Twenty five thousand two hundred twenty three and 17/100) Euro.

The additional Agreement became effective on 24.10.2005.

October 31, 2005 (minutes № 10)

The Board of directors made the decisions on:

Approval of related party transaction, and namely: the Contract of rent of non-residential premises, being concluded by and between OJSC "VolgaTelecom" and CJSC "RTCOM" on the following terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (Lessor) transfers and CJSC "RTCOM" (Lessee) accepts for temporary possession and utilization the non-residential premises of the total area of 590,1 m^2 located on the 4-th floor of five-storey building of city exchange located at: Saransk town, Kosarev str., 15 for administrative purposes;

Rental fee – 39353,77 rubles per month exclusive of VAT (as per Supplement №2 to the Contract);

OJSC "VolgaTelecom" may unilaterally change the size of rental fee, but not more than once in a year;

The size of compensation of cost of utility services and expenses for the premises maintenance is established as per Supplement № 3 to the Contract;

The Contract's validity term – the Contract is concluded for sine die and is effective since the date of its signature.

The Contract became effective on 17.11.2005.

Approval of related party transaction, and namely: the Contract for providing for use of communication digital channels, the Contract being concluded by and between CJSC "Nizhny Novgorod cellular communication" and OJSC "VolgaTelecom" on the following material terms and conditions:

The transaction's subject – CJSC "NCC" (Lessor) provide to OJSC "VolgaTelecom" (Lessee) for temporary use communication digital channels specified in Supplements №№ 1-29 to the Contract.

The transaction's price – lump-sum payment for organization of channels makes up 377 600 (Three hundred seventy seven thousand six hundred) rubles VAT inclusive; monthly rental fee for using communication digital channels makes up 1 146 960 (One million one hundred forty six thousand nine hundred sixty) rubles VAT inclusive.

The dates:

Organization of channels: start – since the date of this Contract signature,

Completion – within 3 days period since the date of this Contract signature,

Use of channels: start - since the date of this Contract signature,

Completion – the Contract's end date.

The Contract's validity term – this Contract becomes effective since the date of its signature by both the Parties and is effective till December 31, 2005. The Contract's validity term is considered to be extended for each next year, if neither Party states its intent to cancel the Contract not later than a month prior to the date of its expiry.

The Contract became effective on 01.12.2005.

Approval of related party transaction, - agency contract being concluded by and between Open Joint Stock Companies "North-West Telecom", "VolgaTelecom", "Center Telecom", "Southern Telecom Company", "Dalsvyaz", "Uralsvyazinform", "Sibirtelecom" acting on the Principal's side and Non-commercial Partnership "Center of investigation of problems of telecommunications development" on the following material terms and conditions:

The transaction's subject – the Agent takes upon itself the obligation on its own behalf and at the expense of the Principal to conclude with CJSC "Open technologies 98" (hereinafter – Contractor) the contract for development of courses and training facilities within the Program of implementation of Oracle E-Business Suite-based ERP/CRM system and its further operation in 7 Mega-Regional Companies, envisaged by item 1.1.1. of agency contract (hereinafter – "Contract 1"), and the contract for services/works of technical support of Master system (release 1) in the course of executing projects of implementation of Master system (release 1) in 7 MRC, envisaged by item 1.1.2. of agency contract (hereinafter – "Contract 2").

The amount of agency fee for the entire contract – US$71 730 VAT inclusive;

The amount of the Agent's expenses for the entire contract – US$2 391 000 VAT inclusive;

The amount due to payment by the Company:

i. as regards the payment of agency fee – US$10 247,14 VAT inclusive;

ii. as regards the payment for the Agent's expenses – US$341 571,43 VAT inclusive;

The time of the Agent's provision of the report – 30 business days since the date of the Contractor's works acceptance;

The time of services/works execution by the Contractor:

i. under Contract 1 – 103 (One hundred three) business days since the day following the date of advance payment transfer to the Agent's account;

ii. under Contract 2 – 65 (Sixty five) calendar days since the day following the date of advance payment transfer to the Agent's account.

The contract became effective on 11.11.2005.

November 2, 2005 (minutes № 11)

The Board of directors made the decisions on:

Approval of related party transaction, and namely: Agreement about introducing changes into Contract of network interconnection № 05-21/0155 of 24/10/2003, being concluded by and between OJSC "VolgaTelecom" and OJSC "Rostelecom" on the following material terms and conditions:

The Agreement's subject – stating in a new wording of the text of Contract of network interconnection № 05-21/0155 of October 24, 2003 on the following terms and conditions:

OJSC "Rostelecom" (Rostelecom) takes upon itself, as per terms and conditions of connection, to provide OJSC "VolgaTelecom" (Operator) with the Service of connection at DLD level of connection;

The Operator takes upon itself to provide Rostelecom with: the Service of DLD call initiation, including by codes of 80X 200(100); the Service of DLD call initiation to codes 80X X1X2X3 (where X1X2X3 – the code of Intelligent Network Operator), connected to automatic DLD telephone network in Moscow; the Service of zonal transit of call; the Service of call completion to the Operator's network; the Service of call completion to the networks of Connected operators (hereinafter – Services of traffic transit);

The Operator provides for technical capability of open/block the Users access to the services of DLD and ILD communication rendered by OJSC "Rostelecom";

The cost of Services of traffic transit is calculated at the following rates:

Table 26

		Estimated rate, rubles/ minute (VAT exclusive)		
		ABC 834, 835, 836, 841, 842, 848, 846, 831, 845	ABC 833	ABC 341, 353

1	The Service of DLD call initiation, including by codes 80X 200(100)	0,713	0,891	0,917
2	The Service of DLD call initiation to codes 80X $X_1X_2X_3$ (where - $X_1X_2X_3$ - the code of Intelligent Network Operator), connected to Rostelecom automatic DLD telephone network in Moscow	0,713	0,891	0,917
3	The Service of call transit	0,713	0,891	0,917
4	The Service of call completion to the Operator's network	0,713	0,891	0,917
5	The Service of call completion to the networks of Connected operators	0,713	0,891	0,917

The Cost of Services of traffic transit for the Reporting period is calculated on the basis of data of actual volumes of rendered Services of traffic transit for the month preceding the Reporting period;

The payment of Services of traffic transit is made every month by Rostelecom on the basis of Protocol of rendered Services of traffic transit signed by Rostelecom and the Operator;

The pricing when rendering the Services of traffic transit is made on a minute base since the 1-st second of connection;

The cost of Services of connection at DLD connection level is calculated by Rostelecom tariffs in the amount of 206,7 rubles/month for a connection point of 1 VF channel;

The payment of Service of connection is made every month within 10 days after the signature of the Protocol of rendered Services of connection by Rostelecom and the Operator;

Quarterly, and also when required Rostelecom and the Operator reconcile mutual settlements;

"DLD and ILD codes used for traffic Transit from the Operator's numbering zone" are specified in Supplement № 2 to the Contract;

"Technical requirements of Connection" are specified in Supplement № 8 to the Contract;

"The structure and the procedure of transfer of information about the Users" are specified in Supplement № 9 to the Contract;

The Contract's validity term - sine die.

Financial obligations that occurred and were not performed prior to the date of the Contract effective date should be performed in accordance with terms and conditions of Contract of network interconnection № 05-21/0155 of October 24, 2003 which is valid till this Contract becomes effective.

As the Parties communication networks at the time of this Contract conclusion are actually connected to each other, the required points of connection, as per RF current legislation, are organized, and component parts of the Service of connection (1-st, 2-nd and 3-d stages) specified in item 1.11 of the Contract (definition of "the Service of connection") are rendered, Rostelecom's obligation of providing the Service of connection is related only to the 4-th stage of its rendering.

This Contract becomes effective since its signature by the Parties.

The Contract became effective on 27.12.2005.

Approval of related party transaction, and namely: Contract № ___, being concluded by and between OJSC "VolgaTelecom" and OJSC "Rostelecom" on the following material terms and conditions:

The Contract's subject – OJSC "Rostelecom" (Rostelecom) instructs OJSC "VolgaTelecom" (Operator), and the Operator takes upon itself for a fee to perform on behalf and at the expense of Rostelecom legal and actual acts stipulated by items 1, 4 and 9 of Supplement № 2 to the Contract. The Operator takes upon itself for value to render Rostelecom the Services specified in items 2, 3, 5, 6, 7 and 8 of Supplement № 2 to this Contract.

- The cost of the Operator's Services (VAT exclusive) rendered to Rostelecom:

Provision of services of subscriber's call processing when providing access to DLD and ILD services under immediate and order system of servicing makes up 11,43 rubles per a minute of connection under immediate and order system of servicing;

Billing processing of communication services makes up 0,075 ruble per a minute of outgoing DLD and ILD traffic;

Formation, printing, keeping, copying of bills makes up 0,04 ruble per a minute of outgoing DLD and ILD traffic;

Formation, printing, keeping, copying of sales invoices, protocols of executed works, signature of protocols of comparison of payments with customers makes up 0,063 rubles per a minute of outgoing DLD and ILD traffic;

Preparation of reporting forms makes up 1 325 857 rubles per a set;

Delivery of documents makes up 0,025 ruble per a minute of outgoing DLD and ILD traffic;

- The Operator's agency fee for performance on behalf of and the instruction of Rostelecom of legal and actual acts under the Contract:

Collection of payment from subscribers in the amount of 6,25% of received earnings;

Claim administration in the amount of 2,5% of received earnings;

Information-reference servicing of users in the amount of 0,05 ruble per a minute of outgoing DLD and ILD traffic;

- Based on the results of the Contract execution by the Parties in quarter 1 of 2006, the Parties may conclude additional agreement about the change of cost of Services and the Operator's fee size se forth in Supplement № 2 to this Contract. In case the Parties decide to conclude such an additional agreement, the Parties should do it on 01.07.2006;

- Mutual settlements between the Parties are made on a monthly basis;

- This Contract becomes effective since the date of its signature by the Parties and is effective for a year since the effective date. If neither Party states the Contract's validity termination 30 (Thirty) calendar days prior to the expiry of its validity term, then the Contract is automatically extended for each next year. The number of periods for which this Contract validity term may be extended is not limited.

The Contract became effective on 27.12.2005.

November 21, 2005 (minutes № 12)

The Board of directors made the decisions on:

Approval of related party transaction, and namely – Contract of suretyship being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (Guarantor) is jointly with CJSC "RTCOM" (Borrower) responsible to OJSC JSCB "Svyaz-Bank" (Bank) for the Borrower's performance in full of all its obligations under Contract of credit line № ______ of______ (hereinafter – Credit agreement):

Payments limit – 114 000 000 (One hundred fourteen million) rubles;

Credit line period – 2 years;

Interest rate for credit use – 12% p.p.a.;

The Bank's other services and the procedures of their payment are provided as stipulated by section 4 of Credit agreement;

The Borrower, before the time of credit extension specified in item 1.3. of Credit agreement, as a security of performance of its obligations of timely and full repayment of credit, payment of interest accrued for its use, and payment of other services of the Bank, provides the Bank with OJSC "VolgaTelecom" suretyship;

The Borrower within 20 business days since Credit agreement conclusion provides the Bank with additional agreement to Contract of bank account with Mordoviya's Savings Bank

Department 8589 of Russia's Savings Bank № 420 of 30.11.2000, concluded by and between the Borrower and Mordoviya's Savings Bank Department 8589 of Russia's Savings Bank stipulating the Bank's right to direct debiting of money from the Borrower's settlement account № 40702810539150100389 with Mordoviya's Savings Bank Department 8589 of Russia's Savings Bank (Saransk town) for the purposes of repayment of debt under Credit agreement;

The Borrower should pay to the Bank the liquidated damages in case of nonredemption or untimely repayment of the entire amount owed under the principal debt within the period set forth by item 3.5. of Credit agreement, including in case when the Bank's call is available, in the amount of 0,05% of the sum of arrears under the principal debt accrued for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of non-performance of obligations of paying interest for credit use within the period set forth by item 3.1.2. of Credit agreement in the amount of 0,05% of the sum of interest arrears accrued for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of non-performance of obligations of payment for the Bank's services related to the credit accommodation and management of loan funds and specified in section 4 of Credit agreement in the amount of 0,05% of the sum of the appropriate payment for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of violation of time period of presenting to the Bank accounting and financial statements specified in item 2.7. of Credit agreement in the amount of 0,05% of the sum owed under the principal debt accrued for each day of delay.

The Contract's validity term – the Contract becomes effective since the date of its signature by the parties and is effective till the Guarantor's performance in full of the obligations under the Contract or becomes invalid by other reasons stipulated by RF current legislation.

The Contract became effective on 05.12.2005.

The Guarantor is obliged at the first claim of the Bank within 3 business days since the day of filing the claim about the performance of obligations under the Credit agreement to transfer the sum specified in the claim to the Bank's correspondent account.

If the Guarantor fails to perform the obligations specified in item 2.1.2. of the Contract of suretyship, the Guarantor authorizes the Bank to write off the debt amount from the Guarantor's following account №40702810142020002011 with Volgo-Vyatskyi bank of RF Savings Bank.

In case of the Guarantor's performance of the Borrower's obligations in full under the contract of credit line, the Bank takes upon itself to transfer to the Guarantor, under the delivery-acceptance certificate, the documents certifying the right of claim of the Bank to the Borrower, including Credit agreement, extract from loan account of the Borrower with the Bank, verified by the Bank's authorized representative and impression of the Bank's seal.

In case of the Guarantor's refusal to perform the Borrower's obligations to the Bank under the Credit agreement, or the Guarantor's performance of the Borrower's obligations with violation of time period set forth by item 2.1.2. of the Contract of suretyship, the guarantor pays to the Bank the liquidated damages for each day of delay in the amount of 0,05% of the Borrower's debt sum to the Bank existing on the day of the Bank's filing the claim to the Guarantor.

The Guarantor's payment of liquidated damages set forth by item 3.2. of the Contract of suretyship does not release the Guarantor from the responsibility to perform the obligations taken upon itself under the Contract of suretyship.

Approval of related party transaction, and namely - Contract of suretyship being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (Guarantor) is jointly with CJSC "Orenburg-GSM" (Borrower) responsible to OJSC JSCB "Svyaz-Bank" (Bank) for the Borrower's performance in full of all its obligations under Credit agreement № 073к/942 of 28.09.2005 (hereinafter – Credit agreement):

Credit amount – 35 000 000 (Thirty five million) rubles;
Credit reimbursement period – September 13, 2007;
Interest rate for credit use – 11 % p.p.a.;

The Bank's other services and the procedures of their payment are provided as stipulated by section 4 of Credit agreement;

The Borrower should pay to the Bank the liquidated damages in case of nonredemption or untimely repayment of the entire amount owed under the principal debt within the period set forth by item 3.6. of Credit agreement, including in case when the Bank's call is available, in the amount of 0,05% of the sum of arrears under the principal debt accrued for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of non-performance of obligations of paying interest for credit use within the period set forth by item 3.3. of Credit agreement in the amount of 0,05% of the sum of interest arrears accrued for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of non-performance of obligations of payment for the Bank's services related to the credit accommodation and management of loan funds and specified in section 4 of Credit agreement in the amount of 0,05% of the sum of the appropriate payment for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of violation of time period of presenting to the Bank accounting and financial statements specified in item 2.6. of Credit agreement in the amount of 0,05% of the sum owed under the principal debt accrued for each day of delay.

The Guarantor is obliged at the first claim of the Bank within 3 business days since the day of filing the claim about the performance of obligations under the Credit agreement to transfer the sum specified in the claim to the Bank's correspondent account.

If the Guarantor fails to perform the obligations specified in item 2.1.2. of the Contract of suretyship, the Guarantor authorizes the Bank to write off the debt amount from the Guarantor's following account №40702810142020020l1 with Volgo-Vyatskyi bank of RF Savings Bank.

In case of the Guarantor's performance of the Borrower's obligations in full under the Credit agreement, the Bank takes upon itself to transfer to the Guarantor, under the delivery-acceptance certificate, the documents certifying the right of claim of the Bank to the Borrower, including Credit agreement, extract from loan account of the Borrower with the Bank, verified by the Bank's authorized representative and impression of the Bank's seal.

In case of the Guarantor's refusal to perform the Borrower's obligations to the Bank under the Credit agreement, or the Guarantor's performance of the Borrower's obligations with violation of time period set forth by item 2.1.2. of the Contract of suretyship, the Guarantor pays to the Bank the liquidated damages for each day of delay in the amount of 0,05% of the Borrower's debt sum to the Bank existing on the day of the Bank's filing the claim to the Guarantor. The Guarantor's payment of liquidated damages set forth by item 3.2. of the Contract of suretyship does not release the Guarantor from the responsibility to perform the obligations taken upon itself under the Contract of suretyship.

The Contract's validity term – the Contract becomes effective since the date of its signature by the parties and is effective till the Guarantor's performance in full of the obligations under the Contract or becomes invalid by other reasons stipulated by RF current legislation.

The Contract became effective on 25.11.2005.

Approval of related party transaction, and namely - Contract of suretyship being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (Guarantor) is jointly with CJSC "Orenburg-GSM" (Borrower) responsible to OJSC JSCB "Svyaz-Bank" (Bank) for the Borrower's performance in full of all its obligations under Contract of credit line № 074л/942 of 28.09.2005 (hereinafter – Credit line agreement):

Payments limit – 22 000 000 (Twenty two million) rubles;

Credit line period – from September 28, 2005 till September 13, 2007;

Interest rate for credit use – 11% p.p.a.;

The Bank's other services and the procedures of their payment are provided as stipulated by section 4 of Credit line agreement;

The Borrower should pay to the Bank the liquidated damages in case of nonredemption or untimely repayment of the entire amount owed under the principal debt within the period set forth by item 3.5. of Credit line agreement, including in case when the Bank's call is available, in the amount of 0,05% of the sum of arrears under the principal debt accrued for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of non-performance of obligations of paying interest for credit use within the period set forth by item 3.1.2. of Credit line agreement in the amount of 0,05% of the sum of interest arrears accrued for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of non-performance of obligations of payment for the Bank's services related to the credit accommodation and management of loan funds and specified in section 4 of Credit line agreement in the amount of 0,05% of the sum of the appropriate payment for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of violation of time period of presenting to the Bank accounting and financial statements specified in item 2.7. of Credit line agreement in the amount of 0,05% of the sum owed under the principal debt accrued for each day of delay.

The Contract's validity term – the Contract becomes effective since the date of its signature by the parties and is effective till the Guarantor's performance in full of the obligations under the Contract or becomes invalid by other reasons stipulated by RF current legislation.

The Contract became effective on 25.11.2005.

The Guarantor is obliged at the first claim of the Bank within 3 business days since the day of filing the claim about the performance of obligations under the Credit line agreement to transfer the sum specified in the claim to the Bank's correspondent account.

If the Guarantor fails to perform the obligations specified in item 2.1.2. of the Contract of suretyship, the Guarantor authorizes the Bank to write off the debt amount from the Guarantor's following account №40702810142020020 11 with Volgo-Vyatskyi bank of RF Savings Bank.

In case of the Guarantor's performance of the Borrower's obligations in full under the Credit line agreement, the Bank takes upon itself to transfer to the Guarantor, under the delivery-acceptance certificate, the documents certifying the right of claim of the Bank to the Borrower, including Credit line agreement, extract from loan account of the Borrower with the Bank, verified by the Bank's authorized representative and impression of the Bank's seal.

In case of the Guarantor's refusal to perform the Borrower's obligations to the Bank under the Credit line agreement, or the Guarantor's performance of the Borrower's obligations with violation of time period set forth by item 2.1.2. of the Contract of suretyship, the Guarantor pays to the Bank the liquidated damages for each day of delay in the amount of 0,05% of the Borrower's debt sum to the Bank existing on the day of the Bank's filing the claim to the Guarantor. The Guarantor's payment of liquidated damages set forth by item 3.2. of the Contract of suretyship does not release the Guarantor from the responsibility to perform the obligations taken upon itself under the Contract of suretyship.

Approval of related party transaction, and namely – Contract of bank account in Russian Federation currency being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC JSCB "Svyaz-Bank" (Bank) establishes to OJSC "VolgaTelecom" (Customer) settlement account №______ (hereinafter – Account) in Russian Federation currency (Russian rubles).

The transaction's price – the Customer pays to the Bank the fee as per accounting documents for the services of the Account's maintenance and operations handling on it in the size and on terms and conditions set forth by the Bank's Tariffs (Supplement № 1 to the Contract). Taxes, dues, duties, telecom and other expenses, if available, are charged additionally to the fee as per the Bank's Tariffs at their actual cost as debit without further authorization.

The Bank may change the Tariffs unilaterally by notifying the Customer by posting the new tariffs in the Bank's operating halls. The fee is charged at changed Tariffs since the date set forth by the Bank's decision.

In case of untimely crediting of funds to the Account, and also unjustified writing off of the funds from the Customer's Account, the Bank pays to the Customer the penalty fee in the amount of 0,05 % of untimely or wrongly credited (written off) sum for each day of delay, but not more than 5% of the amount in dispute.

For the delay of payment for the Bank's services the Customer pays the penalty fee in the amount of 0,05 % of the amount of payment for each day of delay, but not more than 5% of the amount in dispute.

The Contract's validity term – the Contract becomes effective since the date of its signature by the Parties is effective for sine die.

The Contract became effective on 23.11.2005.

Approval of related party transaction, and namely – the Contract of making settlements by utilizing the system of electronic flow of documents "Bank – Customer" being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – determination of the procedure of administrative and technical arrangement of exchange by electronic documents between OJSC JSCB "Svyaz-Bank" (Bank) and OJSC "VolgaTelecom" (Customer) and making settlements by the Customer's instructions by means of "System of electronic flow of documents "Bank – Customer" (hereinafter – SEFD), and also the method of validation of authorship and the procedure of establishment of electronic documents authenticity. Settlement operations at the Customer's account are made in accordance with legislation and Contract of bank account in Russian Federation rubles №___ of «__» _____ 2005.

The transaction's price – the cost of SEFD installation ("Customer" sub-system) is 1 000 rubles, and also the sum of monthly payments for the Bank's services of using the said sub-system is paid as per the Bank's effective Tariffs in the amount not exceeding 500 rubles.

The procedure of operation, the rights and duties of the Bank and the Customer are defined in article 4 of the Contract.

The Customer has the right unilaterally to cancel the Contract in case of the Bank's change of the Tariffs for SEFD maintenance.

The Customer takes upon itself to pay to the Bank the penalty fee for untimely or incomplete payment for the Bank's services as per the Contract proceeding from dual rate of refinancing of RF Central Bank effective on the day of violation and accrued on untimely paid sum.

The Contract's validity term – the Contract becomes effective since the date of its signature by both the Parties and is valid within the period of validity term of the contract of bank account. The Contract is valid in regard to the Customer's account with the Bank established on the basis of the contract of bank account specified in item 1.2. of the Contract.

The Contract became effective on 23.11.2005.

November 22, 2005 (minutes № 13)

The Board of directors made the decision on:

Approval of related party transaction – transaction with OJSC JSCB "Svyaz-Bank" on placement of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer bonds of BT-2 series, state registration number 4-44-00137-A of November 10, 2005, being floated on the basis and in accordance with the decision on securities issue approved by OJSC "VolgaTelecom" Board of directors (Minutes № 8 of October 3,2005), by way of public offering at CJSC "Stock Exchange MICEX" on the following material terms and conditions:

The Bonds offering price – 1000 rubles per a Bond; starting since the second day of the Bonds floatation the buyer when making the Bonds purchase and sale transaction also pays the Bonds' accrued coupon yield which is calculated as per the Decision on securities issue;

The quantity of the Bonds being floated by OJSC JSCB "Svyaz-Bank" – up to 590000 pieces inclusive;

The face value of each Bond being floated – 1 000 rubles;

The Bonds maturity term –

Of the first 20% of the face value of the issue bonds on the 1092-nd day since the start date of the issue bonds floatation;

Of the second 20% of the face value of the issue bonds on the 1274-th day since the start date of the issue bonds floatation;

Of the third 20% of the face value of the issue bonds on the 1456-th day since the start date of the issue bonds floatation;

Of the fourth 20% of the face value of the issue bonds on the 1638-th day since the start date of the issue bonds floatation;

Of the fifth 20% of the face value of the issue bonds on the 1820-th day since the start date of the issue bonds floatation;

Other terms and conditions of floatation, circulation and retirement of the Bonds, as well as the size, time period and the procedure of the Bonds yield payment are defined in accordance with the Decision on securities issue.

Approval of related party transaction – transaction with OJSC JSCB "Svyaz-Bank" on placement of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer bonds of BT-3 series, state registration number 4-45-00137-A of November 10, 2005, being floated on the basis and in accordance with the decision on securities issue approved by OJSC "VolgaTelecom" Board of directors (Minutes № 8 of October 3,2005), by way of public offering at CJSC "Stock Exchange MICEX" on the following material terms and conditions:

The Bonds offering price – 1000 rubles per a Bond; starting since the second day of the Bonds floatation the buyer when making the Bonds purchase and sale transaction also pays the Bonds' accrued coupon yield which is calculated as per the Decision on securities issue;

The quantity of the Bonds being floated by OJSC JSCB "Svyaz-Bank" – up to 590 000 pieces inclusive;

The face value of each Bond being floated – 1 000 rubles;

The Bonds maturity term –

Of the first 20% of the face value of the issue bonds on the 1092-nd day since the start date of the issue bonds floatation;

Of the second 20% of the face value of the issue bonds on the 1274-th day since the start date of the issue bonds floatation;

Of the third 20% of the face value of the issue bonds on the 1456-th day since the start date of the issue bonds floatation;

Of the fourth 20% of the face value of the issue bonds on the 1638-th day since the start date of the issue bonds floatation;

Of the fifth 20% of the face value of the issue bonds on the 1820-th day since the start date of the issue bonds floatation;

Other terms and conditions of floatation, circulation and retirement of the Bonds, as well as the size, time period and the procedure of the Bonds yield payment are defined in accordance with the Decision on securities issue.

December 2, 2005 (minutes № 14)

The Board of directors made the decisions on:

Approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 4 to contract № 292/1 of 09.02.2004 of opening non-revolving credit line and additional agreement № 4 to pledge contract № 37 of 09.02.2004, being concluded by and between Joint stock commercial Savings bank of Russian Federation (open joint stock company) and the Company on the following material terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 4 to contract № 292/1 of 09.02.2004 of opening non-revolving credit line being concluded by and between Joint stock commercial Savings bank of Russian Federation (open joint stock company) (hereinafter – Russia's Savings Bank) and the Company on the following material terms and conditions:

The transaction's subject – reduction of the property's collateral value as stipulated by the contract.

Additional agreement became effective on 09.12.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 4 to fixed assets pledge contract № 37 of 09.02.2004 being concluded by and between Russia's Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – change of pledge subject and of its collateral value, and namely:

- exclude from pledge subject structure thirteen units of equipment (identification numbers 0402008191, 0402005066, 0402005065, 0402005248, 0402002647, 0402008461, 0402001810, 0402006074, 0402006207, 0402006867, 0402007791, 0402000592, 3501) of the total collateral value of 21 939 638,03 rubles;
- introduce into pledge subject structure sixteen units of equipment (identification numbers 0402026952, 0402028579, 0402030223, 0402052396, 0402027411, 0402030119, 0402030175, 0402028530, 0401002107, 0402050745, 0402028631, 0402028632, 0402027314, 0402051582, 6321, 6322) of the total collateral value of 21 939 590,71 rubles;

Define the pledge subject collateral value in the amount of – 733 046 576 (Seven hundred thirty three million forty six thousand five hundred seventy six) rubles 28 kopecks.

Additional agreement became effective on 09.12.2005.

Approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to contract № 23 of 01.03.2005 of opening non-revolving credit line and additional agreement № 2 to fixed assets pledge contract № 40 of 01.03.2005, being concluded by and between Joint stock commercial Savings bank of Russian

Federation (open joint stock company) and the Company on the following material terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to contract № 23 of 01.03.2005 of opening non-revolving credit line being concluded by and between Joint stock commercial Savings bank of Russian Federation (open joint stock company) (hereinafter – Russia's Savings Bank) and the Company on the following material terms and conditions:

The transaction's subject – reduction of envisaged by the contract of the size of balance-sheet value of security to the sum in the amount of 647 080 086 (Six hundred forty seven million eighty thousand eighty six) rubles 84 kopecks;

Additional agreement became effective on 09.12.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to fixed assets pledge contract № 40 of 01.03.2005 being concluded by and between Russia's Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – change of pledge subject, and namely:

- exclude from pledge subject structure two units of equipment (identification number 136Г) of collateral value of 2 010 865,53 rubles and (identification number 421311) of collateral value of 739 434,57 rubles, of the total collateral value of 2 750 300,10 rubles;

- change identification numbers with eleven units of equipment without changing the equipment collateral value:

Identification number "2214030073" is to be replaced with number "0914030073",
Identification number "2204220147" is to be replaced with number "0904220147",
Identification number "2230000840" is to be replaced with number "0930000840",
Identification number "2240003102" is to be replaced with number "0940003102",
Identification number "2240003103" is to be replaced with number "0940003103",
Identification number "2240003104" is to be replaced with number "0940003104",
Identification number "2240003105" is to be replaced with number "0940003105",
Identification number "2240003106" is to be replaced with number "0940003106",
Identification number "2240003107" is to be replaced with number "0940003107",
Identification number "2240003108" is to be replaced with number "0940003108",
Identification number "2214020033" is to be replaced with number "0914020033";

- change the location of five units of equipment (new identification numbers 0940003105; 0940003106; 0940003107; 0940003108; 1142711101 - relocation) without changing the collateral value;

- introduce into pledge subject structure four units of equipment (identification number 28:136Г) of collateral value of 408 332,00 rubles, (identification number 18:136Г) of collateral value of 1 602 533,53 rubles, (identification number 050400003371) of collateral value of 320 997,10 rubles, (identification number 050699930041) of collateral value of 418 437,47 rubles, of the total collateral value of 2 750 300,10 rubles.

Additional agreement became effective on 09.12.2005.

Approval of the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 1 to fixed assets pledge contract № 131 of 26.05.2005 being concluded by and between Joint stock commercial Savings bank of Russian

Federation (open joint stock company) and the Company on the following material terms and conditions:

The transaction's subject – change of pledge subject, of its location and of collateral value, and namely:

- exclude from pledge subject three units of equipment (identification numbers 43:H004401Г, 46778, 43:40881Г) of the total collateral value of 2 138 564,05 rubles;

- change the location with two units of equipment (identification numbers 16:H004442, 19:H004442.1 - relocation) without changing the collateral value;

- replace identification number "466022A" with number "48:466022A" of one unit of equipment and change the name without changing the collateral value;

- introduce into pledge subject structure six units of equipment (identification numbers 48:466202A, 48:466323A, 38:46778.1Г, 43:46778*Г, 8:004401.1Г, 43:004401*Г) of the total collateral value of 2 103 061,80 rubles;

Define the pledge subject collateral value in the amount of 216 048 863 (Two hundred sixteen million forty eight thousand eight hundred sixty three) rubles 34 kopecks.

Additional agreement became effective on 09.12.2005.

Approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 7 to contract № 191 of 09.06.2004 of opening non-revolving credit line and additional agreement № 4 to fixed assets pledge contract № 152 of 09.06.2004, and additional agreement № 4 to fixed assets pledge contract № 172 of 06.07.2004, being concluded by and between Joint stock commercial Savings bank of Russian Federation (open joint stock company) and the Company on the following material terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 7 to contract № 191 of 09.06.2004 of opening non-revolving credit line being concluded by and between Joint stock commercial Savings bank of Russian Federation (open joint stock company) (hereinafter – Russia's Savings Bank) and the Company on the following material terms and conditions:

The transaction's subject – reduction of envisaged by the contract of the size of balance-sheet value of security of the second tranche to the sum in the amount of 398 264 033 (Three hundred ninety eight million two hundred sixty four thousand thirty three) rubles 76 kopecks;

Additional agreement became effective on 09.12.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 4 to fixed assets pledge contract № 152 of 09.06.2004, being concluded by and between Russia's Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – change of pledge subject, and namely:

- exclude from the pledge subject structure two units of equipment (identification numbers 426108, 426109) of the total collateral value of 5 141 291,28 rubles;

- introduce into the pledge subject structure two units of equipment (identification numbers 426108, 426109) of the total collateral value of 5 141 291,28 rubles;

- replace identification number "1144369201" with number "1144399201" with one unit of equipment without changing the collateral value;

- change the location with four units of equipment (identification numbers 1142141351, УП-01085, ОЦ002758, ОЦ005760 - relocation) without changing the collateral value;

Additional agreement became effective on 09.12.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 4 to fixed assets pledge contract № 172 of 06.07.2004, being concluded by and between Russia's Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – change of pledge subject, and namely:

- exclude from the pledge subject structure one unit of equipment (identification number 43:000547***Г – tear down) of collateral value of 2 655 275,21 rubles;

- replace identification number "20:878C" with number "43:878C" with one unit of equipment without changing the collateral value, and change its name and location;

- introduce into the pledge subject structure four units of equipment (identification numbers 6:000547.1Г, 5:000547.2Г, 5:000547.3Г, 43:000547****Г) of the total collateral value of 2 655 275,21 rubles.

Additional agreement became effective on 09.12.2005.

Approval of the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date and namely, – Contract of suretyship № П-9326 of «__» ______, being concluded by and between OJSC "VolgaTelecom' and Joint stock commercial Savings bank of Russian Federation (open joint stock company) on the following material terms and conditions:

1. Subject matter of the Contract – provision by the Company of security for the performance of all obligations of OJSC "RTC-LEASING" (hereinafter – Borrower or Promisor) resulting from Contract № 9326 of opening non-revolving credit line concluded by and between the Promisor and Creditor (hereinafter – Credit agreement) including:

1.1. Credit line limit – 600 000 000 (Six hundred million) rubles as of the date of Credit agreement signature with further stage-by-stage increase of the limit in accordance with the following schedule:

Table 27

Limit validity period	Limit amount (rubles)
From 01.11.2005 till 31.12.2005	650.000.000 (Six hundred fifty million)
From 01.01.2006 till 31.03.2006	700.000.000 (Seven hundred million)
From 01.04.2006 till 01.06.2006	750.000.000 (Seven hundred fifty million)

1.2. Intended use of credit funds – to finance the expenses related to the equipment acquisition with its further transfer to leasing to the Guarantor, including compensating for the Borrower's expenses for this equipment acquisition earlier incurred by the Borrower.

1.3. Credit term – 5 years since the date of Credit agreement signature.

1.4. Credit funds availability period – till June 01, 2006.

1.5. Credit agreement interest rate is floating and depends on monthly turnover reflecting credit of funds on all settlement and current currency accounts established by OJSC "Uralsvyazinform", OJSC "VolgaTelecom", OJSC "Sibirtelecom", OJSC "Dalsvyaz", OJSC "North-West Telecom", OJSC "Southern Telecom Company" and OJSC "CenterTelecom" with Russia's Savings Bank sub-divisions and is defined as per the following table:

Table 28

Monthly average credit turnover, rubles	Rate

	(% p.p.a.)
Less than 15 billion	12,5%
From 15 billion to 25 billion	11,5%
More than 25 billion	11,0%

1.6. Fee for credit line limit use – 0,1 % p.p.a.

1.7. Fee for funds reservation – 0 % p.p.a.

1.8. Liquidated damages for all kinds of debt in arrears – in the size of RF Central Bank refinancing rate increased by factor of 1,5.

1.9. The Creditor has the right to initiate negotiations of increasing the size of interest rates specified in item 2.5. of the credit agreement in the following cases:

- Adoption by RF Government, its bodies or by Russia's Central Bank of measures substantially changing the standing of the parties under the Credit agreement;
- Adoption by RF Central Bank of resolutions of changing the standards of requires reserves deposited by the Creditor with RF Central Bank;
- Change of rate of any time deposits of natural persons of Russia's Savings Bank for the period from 88 (Eighty eight) to 93 (Ninety three) days;
- Change of tax legislation substantially worsening the Creditor's standing.

Herewith, the Creditor sends to the Borrower, by the method specified in item 9.3. of the Credit agreement, the notice about the start of negotiations of increasing the size of interest rates specified in item 2.5. of the Credit agreement. In case, if the parties during 90 (Ninety) calendar days since the date of the Borrower's receipt of negotiations start notice failed to elaborate new mutually acceptable terms and conditions of the Credit agreement, or the Borrower backs out of negotiations participation, the values of interest rates are set in the figures as they were specified in the Creditor's notice about negotiations start.

New values of interest rates start to be effective in 90 (Ninety) calendar days since the date of the Borrower's receipt of the notice about the start of negotiations of changing the values of interest rates.

Herewith, the maximum value of interest rate set unilaterally and specified in item 2.5. of the Credit agreement cannot exceed the maximum rate of time deposits of the Creditor's natural persons for the period from 88 (Eighty eight) to 93 (Ninety three) days increased by the factor of 1,5 (One and half).

2. The Guarantor takes upon itself to compensate legal and other costs of recovery of debt and other losses of the Creditor resulted from non-performance or improper performance by the Borrower of its obligations under the Credit agreement.

3. The Guarantor authorizes the Creditor for direct debiting of debt in arrears from the Company's account with Russia's Savings Bank specified in the contract of suretyship.

4. The nature of the Guarantor's responsibility – jointly with the Promisor.

5. Fee for surety provision – is not charged.

6. The Company, as the Guarantor, agrees to be liable for the performance of obligations stipulated by the Credit agreement in case its debt is transferred to other entity.

In case of debt transfer to other entity within the period till June 01, 2006, the Guarantor's obligation to be liable for any other promisor occurs if the following conditions are observed simultaneously:

- the funds received by new promisor/promisors within the Credit agreement will be spent for the acquisition of telecom equipment with its further transfer to leasing to the Guarantor;
- new promisor/promisors under the Credit agreement are transferred the rights of lessor under all contracts of financial lease being in pawn with the Creditor as of the date of the debt transfer and for financing of which the borrowed funds were raised within the Credit agreement.

In case of debt transfer to other entity after June 01, 2006 the Guarantor's obligation to be liable for any other promisor occurs only in case, if the new promisor/promisors under the Credit agreement are transferred the rights of lessor under all contracts of financial lease being in pawn

with the Creditor as of the date of the debt transfer and for financing of which the borrowed funds were raised within the Credit agreement.

7. Commission the General Director to sing the contract of suretyship on terms and conditions specified in this Decision.

The contract became effective on 27.12.2005.

December 9, 2005 (minutes № 15)

The Board of directors made the decisions on:

Approval of related party transaction, and namely - contract of hiring work being concluded by and between OJSC "VolgaTelecom" and OJSC "Svyazintek" on the following material terms and conditions:

The contract's subject – the Company instructs and OJSC "Svyazintek" takes upon itself the following obligations:

To develop "master-system" – software modules designed for joint functioning with software provided by Amdocs Development Limited and acquired by the Company as per supply contract with IBM Eastern Europe/Asia of 01.12.2004;

To transfer to the Company the rights to use the "master-system" in the volume defined by section 5. of the contract taking into account the limitations envisaged by section 2. of supplements № 3 and № 4 to the contract.

The price of the Company's acquired works and rights to use its results is US$13 371 052 (Thirteen million three hundred seventy one thousand fifty two) VAT inclusive;

The procedure of settlements:

The Company pays for the first stage in advance within 10 banking days after the Contract signature;

The Company pays for the balanced stages within 10 banking days after acceptance of works of the appropriate stage;

Performance time:

Initial date – 15.10.2005;

Deadline – 20.10.2006;

Warranty period established by OJSC "Svyazintek" for the results of executed works, – 12 months since the date of acceptance of the works results.

The contract became effective on 15.12.2005.

Approval of related party transaction, and namely - Contract № 484-05 of _____2005 for design and exploratory work, being concluded by and between the Company and OJSC "GIPROSVYAZ" on the following material terms and conditions:

- The transaction's subject – OJSC "VolgaTelecom" (Customer) instructs and OJSC "GIPROSVYAZ" (Contractor) takes upon itself to develop system project of the object: "Construction of OJSC "VolgaTelecom" calls servicing center" (hereinafter – the object).

- Works are carried out in accordance with Terms of reference for the development of system project of the object (Supplement № 1).

- The transaction's price – 2 500 055,38 (Two million five hundred thousand fifty five) rubles 38 kopecks VAT inclusive.

- The Contractor takes up the performance of work under the Contract after its signature and the receipt of required initial data and the advance payment in the amount of 50% of the Contract value transferred to the Contractor's settlement account within 20 banking days after the Contract signature on the basis of the invoice drawn up by the Contractor.

- The balanced amount under this Contract is paid by the Customer by transfer to the Contractor's settlement account within 30 days since the date of signature of Acceptance certificate of works completion or since the expiry of the period set forth for sending the Customer's reasoned refusal to sign Acceptance certificate of works completion on the basis of the invoice drawn up by the Contractor.

- The term of delivery of works completion under the Contract - 2,5 months since the date of the Contract's signature and transfer of advance payment and receipt of initial data.

- The Contract's validity term – the Contract becomes effective since the date of its signature and is valid till the Parties performance of their obligations.

- The Contract became effective on 21.12.2005.

X. MAJOR RISK FACTORS

The status and prospects of competition development.

In 2005 in the regions where OJSC "VolgaTelecom" is operating further improvement of competition was observed. The Company encounters strong competition in three key regions – Nizhny Novgorod, Samara and Saratov oblasts. These are the most dynamically developing regions from the point of view of economy. As per the forecasts the share of these regions in the revenues of telecom market covered by the company will amount in 2006 to 64,5%. The subscribers' paying capacity is growing at high rates. That is why these regions are the most attractive for the competitors.

Along with a large number of regional alternative operators at the markets of these oblasts there are also such large companies as "Golden Telecom, Inc", CJSC "TransTeleCom Company" and LLC "Global One".

At the beginning of 2005 in Nizhny Novgorod, Ulyanovsk and in a number of other branches it became more evident that alternative operators are carrying out active arrangements to provide services in such an attractive segment as profit-making organizations (the revenues of the competitors in this segment started to grow at higher rates). Their main advantage – dumping tariff policy, rate ruling at package offer of services and direct sales method.

The market trend of DLD traffic reduction is maintained. The major reason of this situation is expansion of cellular communication services market.

At the market of Internet access services there are very many alternative service providers and they exert considerable competitive pressure on the Company. Al in all in the region there are about 100 providers.

At telecom markets of the regions where the Company is operating there is observed considerable unsatisfied demand for modern communication services: VPN, IP-telephony, Internet access over dedicated lines. In the years coming the growth of capacity of modern communication services market is expected and in this connection OJSC "VolgaTelecom" sets the following priorities of activity in this market segment:

- Further implementation of new technologies and services meeting actual requirements of the users and the market development trends;
- Raising of competitive capacity of modern communication services, including in the sphere of service maintenance, quality and tariff policy;
- Further development of data transfer common networks (multi-service networks) within the Volga Federal District;
- Implementation of universal cards for communication services settlements in all the regions of the Company's operation;
- Development of special tariffs and provision of package services, including with traditional communication services.

Country and regional risks.

The risks related to political and economic situation in the country and in the region.

Government regulation of telecom industry brings in to the Company's activity risks and uncertainty common for all Mega-Regional Companies; these risks and uncertainty being connected with the change of tariffs and reduction of volumes of cross-subsidy.

The economic situation in the regions and the relations with authorities of Russian Federation subjects and with local authorities of actually all the regions are developing positively, which influences favorably the Company's activity and its capacity to perform its obligations.

In future, the reasons of the situation destabilization may be:

- Interference of the government regulatory bodies into Mega-Regional Company's activity. The Company is strengthening objectively its positions at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the consolidated company would attract more attention to its activity.
- Reduction by regional authorities of financing of programs of telephonization of their regions.

Russian market of telecom services is becoming extremely competitive. While the market of traditional wire communication services is upon the whole divided by regional operators and each of them in its region is an absolute monopolist for such services provision, the competition is toughening due to the increase in the share of new communication services and also due to the vigorous activity of the companies providing these services.

The major factors of political risks occurrence are:

- Imperfection of legislative base governing economic relations;
- Insufficient efficiency of judicial system;
- Instability of authority of Russian Federation subjects.

In the first place to regional political risk is referred the change of management in the Volga region, the rise to power of opposition.

The other risk factors that may affect the Company's activity are:

- Short, by this time, period of operation of the consolidated company, as a result of which the Company may encounter the risks and difficulties that are not evident currently;
- Uncertainty in formation of tariffs established by the Federal service for tariffs and their impact on the Company's operations;
- The change of current legislation in the sphere of accounting.

The worsening of political situation in the Volga region may occur in case of essential changes in economic situation in Russia, including drastic changes of national currency rate that may result in the reduction of the number of industrial and agricultural enterprises of all forms of ownership operating in the region, growth of unemployment, slowdown of solvent demand of general public. Such course of events would result in the suspension of the Company's investment program implementation, the reduction of gain of communication services volume provided by the Company on the territory of the region and growth retardation income base. In this case the Company will perform its obligations under the Bonds for account of operations income, and when necessary to borrow short-term loans of commercial banks for these purposes.

Risks related to potential military conflicts, imposing of the state of emergency and strikes in the country (countries) and the region where the Company is registered as a taxpayer and/or carries out core activity:

The probability of occurrence of military conflicts, imposing of the state of emergency and strikes in the country and the region where the Company is registered as a taxpayer and carries out core activity is estimated as insufficient in order to consider these risks as circumstances capable to affect substantially the Company's activity. Such conclusion is confirmed by current level of Russian Federation credit rating, this rating being the investment one.

To minimize the risks of terrorist acts the Company took additional measures for security assurance at the enterprise.

The risks related to geographical features of the country (countries) and of the region where the Company is registered as a taxpayer and/or carries out core activity, including heightened danger of acts of God, potential termination of transport due to remoteness and/or inaccessibility, etc.:

The risks related to geographical features of the region, including heightened danger of acts of God, potential termination of transport due to remoteness and inaccessibility are assessed as minimal.

Industry risks.

The impact of potential deterioration of situation in the industry. The most important changes in the industry.

The competition level in the telecom sector of the Volga Federal district economy is steadily growing.

The toughening of competition with alternative operators in all the branches of OJSC "VolgaTelecom" is observed in the sphere of new services, the Company is still the leader in wire communication. The weakening of the Company's positions in the area of fixed line telephone communication occurs because of the growth of cellular communication services market.

The Company's activity may be negatively affected by malfunctions of networks and systems. Any serious breakdown or failure of data transfer by the reasons which are out of the Company's control may negatively affect the Company's activity and its financial performances. OJSC "VolgaTelecom" is continuously improving its strategy to overcome the consequences of the events of such kind.

The risks related to the potential change of the cost of raw materials and services.

Liberalization of long-distance communication services will lead to the situation when the Company will act as an agent between long-distance communication carrier and a subscriber of local phone network. The Company will lose the revenues from providing backbone DLD and ILD traffic.

In accordance with new arrangements of interrelations between the carriers, the Company having lost the revenues from DLD and ILD will be receiving:

Revenues from providing intrazonal connection to subscribers;

Revenues from providing DLD and ILD phone connection from payphones;

Revenues from providing technical facilities (other revenues).

Revenues from long-distance communication carriers for transit of outgoing and incoming DLD traffic.

Revenues from long-distance communication carriers for transit of outgoing and incoming ILD traffic.

Revenues from intrazonal traffic transit.

Revenues from connection services (onetime payments).

Revenues from providing the property applied during connection for use.

There are also risk related to the increase of the cost of equipment, electric power and other services (products) that are required for the Company's operation.

On the one hand it will result in the increase of products (services) prime cost and on the other hand when the Company operates in high competitive environment it may result in the reduction of prices for rendered services which may considerably reduce the Company's profit.

Upon the whole the impact of industry risks on the Company's activity is assessed as minimal, as a result of consolidation OJSC "VolgaTelecom" has the opportunity to use unified infrastructure and technical facilities within the Volga Federal district. This allows for providing the widest range of communication services, and also for optimal developing of interregional communication networks in order to reduce the prime cost of services and to raise their profitability.

XI. DATA ON THE COMPANY'S PARTICIPATION IN OTHER

ORGANIZATIONS PROVIDING COMMUNICATION SERVICES (THE COMPANY'S EQUITY STAKE IN THE CHARTER CAPITAL OF THESE ORGANIZATIONS IS AT LEAST 10%)

Table 29

№	Organization's name*	Core activity**	Equity stake in the organization's Charter capital, %	Contribution to Charter capital, thousand rubles	Basic performances of activity		
					Number of subscribers/lines	Proceeds, thousand rubles	Net profit, thousand rubles
1	CJSC "NCC"	GSM cellular communication services	100	21629,4	996 675	1698115	444 727
2	CJSC "RTCOM"	AMPS/D-AMPS and GSM cellular communication services	100	20,6	7 640	8 419	- 16 385
3	CJSC "TSI"	Cable TV services	100	10,0	The Company is not carrying out the activity		
4	LLC "Izhcom"	Data transfer services	100	600,0	The Company is in the procedure of liquidation		
					-	2 307	- 804
5	LLC "Nizhny Novgorod Teleservice"	Data transfer, telematic services	100	300,0	295	43 899	2 925
6	CJSC "Digital telecommunications"	Local telephone communication services	100	8,0	The Company is in the procedure of liquidation		
					12 342	29 291	- 3 099
7	LLC "Vyatka-Page"	Paging communication services, intermediary services, installation and maintenance of power equipment and operations service systems, "Solo" domestic radio receivers assembly	100	18,2	-	60 505	589
8	CJSC "Transsvyaz"	Local telephone communication services	80	320,0	5 994	15 550	747
9	OJSC "ICN OMRIX"	Internet, data transfer services	73,6	146,2	476	3 084	192
10	CJSC "Ulyanovsk-GSM"	GSM cellular communication services	60	60,0	178 615	381 826	25 899
11	CJSC "Orenburg-GSM"	GSM cellular communication services	51	102,0	89 307	184 371	32 648
12	OJSC "TATINCOM-T"	AMPS/D-AMPS and GSM cellular communication services	50+1 ordinary share	170 941,9	293 909	505 827	1 802
13	CJSC "Public telephone Saratov"	Wireless communication services	50+1 preferred share	50,01	63 586	128 185,6	- 523,2
14	CJSC "Saratov-Mobile"	AMPS/D-AMPS and GSM cellular communication services	50	3 300,7	80 355	121 637	- 18 509
15	CJSC "Chery Page"	Paging communication services	50	95,0	The Company is in the procedure of liquidation		

№	Organization's name*	Core activity**	Equity stake in the organization's Charter capital, %	Contribution to Charter capital, thousand rubles	Basic performances of activity		
					Number of subscribers/lines	Proceeds, thousand rubles	Net profit, thousand rubles
					-	515	-579
16	CJSC "Nizhny Novgorod radiotelephone"	Wireless communication services	50	50,0	1932	15 810	- 5 905
17	CJSC "Nizhegorodteleservice"	Data transfer, and telematic services	40	1 200	141	13 257	1 605
18	CJSC "Penza-Mobile"	AMPS/D-AMPS and GSM cellular communication services	40	1 210,0	1 409	3 371	- 5 277
19	CJSC "Chuvashiya-Mobile"	AMPS/D-AMPS and GSM cellular communication services	30	501,9	43 800	36 790	- 16 803
20	CJSC "Samara Telecom"	Local telephone communication services	27,8	75,01	10 331	252 680	58 802
21	LLC CPC "N.N.-ROSSVYAZINFORM"	Local telephone communication services	20	0,25	5 597	29 279	344
22	LLC "Samara pay phone"	Public telephone communication services	10	10,0	The Company is in the procedure of liquidation		

CJSC "NCC"
Full name: Closed Joint Stock Company "Nizhny Novgorod cellular communication"
Location: Russia, Nizhny Novgorod city, Gorky square, Dom Svyazi
Registration date: 30.03.1995
OJSC "VolgaTelecom" accession year: 1995
Basic activity trends: GSM cellular communication services provision.

CJSC "RTCOM"
Full name: Closed Joint Stock Company "RTCOM"
Location: Russia, Saransk town, Kommunisticheskaya str., 54
Registration date: 24.02.1995
OJSC "VolgaTelecom" accession year: 2005
Basic activity trends: AMPS/D-AMPS and GSM cellular communication services provision.
Material facts as regards participation that occurred in 2005: acquisition of 100% of CJSC "RTCOM" shares.

CJSC "TSI"
Full name: Closed Joint Stock Company "TeleSvyazInform"
Location: Russia, Saransk town, Bolshevistskaya str., 13
Registration date: 15.12.1999
OJSC "VolgaTelecom" accession year: 1999
Basic activity trends: Does not carry out the activity since the date of its establishment.

LLC "Izhcom"
Full name: Limited Liability Company "Izhcom"
Location: Russia, Izhevsk city, Pushkinskaya str., 278

Registration date: 10.02.1994
OJSC "VolgaTelecom" accession year: 1994
Basic activity trends: Implementation of measures for liquidation.

LLC "Nizhny Novgorod Teleservice"
Full name: Limited Liability Company "Nizhny Novgorod Teleservice"
Location: Russia, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi
Registration date: 25.12.2000
OJSC "VolgaTelecom" accession year: 2005
Basic activity trends: Data transfer and telematic services provision
Material facts as regards participation that occurred in 2005: acquisition of equity stake in the amount of 100% of the authorized capital of LLC "Nizhny Novgorod Teleservice".

CJSC "Digital telecommunications"
Full name: Closed Joint Stock Company "Digital telecommunications"
Location: Russia, Cheboksary town, Shumilov str., 20
Registration date: 17.04.1996
OJSC "VolgaTelecom" accession year: 1996
Basic activity trends: Local telephone communication services provision, implementation of measures for liquidation.

LLC "Vyatka-Page"
Full name: Limited Liability Company "Vyatka-Page"
Location: Russia, Kirov city, Drelevsky str., 43/1
Registration date: 24.10.1996
OJSC "VolgaTelecom" accession year: 1996
Basic activity trends: Paging communication services provision, cleaning services, payments acceptance, installation and maintenance of power equipment, domestic radio receivers' assembly, wholesale and retail trade.
Material facts as regards participation that occurred in 2005: as a result of reduction of LLC "Vyatka-Page" authorized capital by balance-sheet stake retirement, OJSC "VolgaTelecom" equity stake grew from 91% to 100%.

CJSC "Transsvyaz"
Full name: Closed Joint Stock Company "Transsvyaz"
Location: Russia, Nizhny Novgorod city, Chaadaev str., 2
Registration date: 03.06.1997
OJSC "VolgaTelecom" accession year: 1997
Basic activity trends: Local telephone communication services provision and construction of cable line communication facilities.

OJSC "ICN OMRIX"
Full name: Open Joint Stock Company "Information Commercial Networks "OMRIX"
Location: Russia, Orenburg city, Tereshkova str., 10
Registration date: 21.12.1991
OJSC "VolgaTelecom" accession year: 1991
Basic activity trends: Internet, data transfer services provision

CJSC "Ulyanovsk-GSM"
Full name: Closed Joint Stock Company "Ulyanovsk-GSM"
Location: Russia, Ulyanovsk city, L.Tolstoy str., 60
Registration date: 05.05.1998
OJSC "VolgaTelecom" accession year: 1998

Basic activity trends: GSM cellular communication services provision

CJSC "Orenburg-GSM"
Full name: Closed Joint Stock Company "Orenburg-GSM"
Location: Russia, Orenburg city, Volodarskyi str., 11
Registration date: 01.07.1996
OJSC "VolgaTelecom" accession year: 1996
Basic activity trends: GSM cellular communication services provision

OJSC "TATINCOM-T"
Full name: Open Joint Stock Company "TATINCOM-T"
Location: Russia, Kazan city, Lomzhinskaya str., 20A
Registration date: 28.11.1997
OJSC "VolgaTelecom" accession year: 2003
Basic activity trends: AMPS/D-AMPS and GSM cellular communication services provision, premises provision for rent.

CJSC "Public telephone Saratov"
Full name: Closed Joint Stock Company "Public telephone Saratov"
Location: Russia, Saratov city, Kiselev str., 40
Registration date: 09.09.1998
OJSC "VolgaTelecom" accession year: 1998
Basic activity trends: Local telephone communication services provision by using radio access facilities.

CJSC "Nizhny Novgorod radiotelephone"
Full name: Closed Joint Stock Company "Nizhny Novgorod radiotelephone"
Location: Russia, Nizhny Novgorod city, Gorky square, Dom Svyazi
Registration date: 26.08.1999
OJSC "VolgaTelecom" accession year: 1999
Basic activity trends: Local telephone communication services provision by using radio access facilities.

CJSC "Saratov - Mobile"
Full name: Closed Joint Stock Company "Saratov – Mobile"
Location: Russia, Saratov city, Kiselev str., 40
Registration date: 19.09.1995
OJSC "VolgaTelecom" accession year: 1995
Basic activity trends: AMPS/D-AMPS and GSM cellular communication services provision

CJSC "Chery Page"
Full name: Closed Joint Stock Company "Chery Page"
Location: Russia, Cheboksary town, K.Ivanov str., 83
Registration date: 14.10.1994
OJSC "VolgaTelecom" accession year: 1994
Basic activity trends: Paging communication services provision, implementation of measures for liquidation.

CJSC "Nizhegorodteleservice"
Full name: Closed Joint Stock Company "Nizhegorodteleservice"
Location: Russia, Nizhny Novgorod city, Gorky square, Dom Svyazi
Registration date: 26.02.1997

OJSC "VolgaTelecom" accession year: 1997
Basic activity trends: Data transfer and telematic services provision

CJSC "Penza – Mobile"
Full name: Closed Joint Stock Company "Penza – Mobile"
Location: Russia, Penza city, Kuprin str., 1/3
Registration date: 31.07.1995
OJSC "VolgaTelecom" accession year: 1995
Basic activity trends: AMPS/D-AMPS cellular communication services provision

CJSC "Chuvashiya – Mobile"
Full name: Closed Joint Stock Company "Chuvashiya – Mobile"
Location: Russia, Cheboksary town, K.Ivanov str., 83
Registration date: 06.01.1995
OJSC "VolgaTelecom" accession year: 1994
Basic activity trends: AMPS/D-AMPS and GSM cellular communication services provision.

CJSC "Samara Telecom"
Full name: Closed Joint Stock Company "Samara Telecom"
Location: Russia, Samara city, Polevaya str., 43
Registration date: 29.03.1996
OJSC "VolgaTelecom" accession year: 1996
Basic activity trends: Local telephone communication services provision.

LLC CPC "N.N.-ROSSVYAZINFORM"
Full name: Limited Liability Company Commercial-Production Company "N.N.-ROSSVYAZINFORM"
Location: Russian Federation, Nizhny Novgorod city, M.Gorky square, Dom Svyazi
Registration date: 01.04.1992
OJSC "VolgaTelecom" accession year: 1992
Basic activity trends: Local telephone communication services provision.

LLC "Samara pay phone"
Full name: Limited Liability Company "Samara pay phone"
Location: Russia, Samara city, Penzenskaya str., 68
Registration date: 23.01.1998
OJSC "VolgaTelecom" accession year: 1998
Basic activity trends: LLC "Samara pay phone" is in the procedure of liquidation since 2001.

XII. PERSONNEL DEVELOPMENT

12.1. Labor and wages.

In 2005 the average monthly wages of OJSC "VolgaTelecom" employees amounted to 10 110 rubles, with increase vs. the previous year by 23,7%. During the year the work on balancing the wages among the branches was continued. This is confirmed by the following figures: the wages were raised in Kirov branch by 31,9%, in branch in the Republic of Mariy El - by 23,2%, in branch in the Republic of Mordoviya by 26,1 %, in Nizhny Novgorod branch - by 16,0%, Orenburg branch - by 29,1%, in Penza branch - by 22,3%, in Samara branch - by 27,7%, in Saratov branch - by 18,0%, in the Republic of Udmurtiya branch - by 22,6%, in

Ulyanovsk branch - by 21,8%, in branch in the Republic of Chuvashiya – by 26,2%. The wage fund increased vs. 2004 by 20,0% and in 2005 amounted to 5778950 thousand rubles.

Average monthly wages of an employee with respect to OJSC "VolgaTelecom" branches for 2005.

Chart 11



12 000
10 000
8 000
6 000
4 000
2 000
0
7 057
9 309
7 723
9 511
7 406
9 341
9 104
10 557
7 227
9 330
7 050
8 622
8 248
10 351
8 227
9 706
8 996
11 033
7 718
9 404
7 240
9 139
Kirov branch
Branch in the Republic of Mariy El
Branch in the Republic of Mordoviya
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in the Republic of Udmurtiya
Ulyanovsk branch
Branch in the Republic of Chuvashiya
2004
2005

In 2006 the growth of average wage as compared to 2005 should amount to 108,4 % and make up 10 959 rubles.

In 2005 great attention was paid to the issue of ensuring social protection of the Company's employees, observance of labor guarantees and safety arrangements and precautions. So, social benefits in the reporting year amounted to 120160,3 thousand rubles with the increase of 127,2% vs. the previous year.

Social benefits paid to employees for 2004-2005.

Table 30

Name	Social benefits per an employee (rubles)		
	2005	2004	%
Kirov branch	132,3	93,5	141,5
Branch in the Republic of Mariy El	75,9	72,3	105,0
Branch in the Republic of Mordoviya	310,7	230,6	134,7
Nizhny Novgorod branch	287,7	240,7	119,5

	Social benefits per an employee (rubles)		
Orenburg branch	122,1	162,2	75,2
Penza branch	113,0	57,5	196,5
Samara branch	102,5	99,7	102,8
Saratov branch	320,0	201,3	159,0
Branch in the Republic of Udmurtiya	159,3	139,2	114,5
Ulyanovsk branch	228,1	199,1	114,6
Branch in the Republic of Chuvashiya	184,1	133,5	137,9
OJSC "VolgaTelecom"	210,2	160,3	131,1

In 2005 in all the branches current bonus payments were made to the employees by the results of financial and economic activity. The bonus was paid at achievement of established indexes and at fulfillment of bonuses terms and conditions in accordance with effective provisions on paying bonuses to branches. The amounts of bonuses were defined on the basis of available funds for bonuses payment.

In 2005 General directorate employees were paid bonuses according to the new system of bonus payments to personnel on the basis of management by objectives aimed at increasing incentive and achieving high production indexes.

In quarter 4 of 2005 the Provision on bonus payments to the employees of the branches was elaborated and approved, it came into effect since February 1, 2006. This Provision in universal, as it covers all the categories of employees - from workers to chiefs, and provides unified approach to incentive system.

One of important events in the Company's operation at the end of 2005 - beginning of 2006 was the signature of common Union agreement of OJSC "VolgaTelecom" for 2006-2008. The contract signing was the final stage of establishment of interregional company. The basic goals at concluding the common Union agreement were:

- optimization of the size of expenses for personnel,
- ensuring the interest of employees in the products of labor, i.e. in the results of the Company's activity,
- ensuring compliance with government requirements and satisfaction of the Company's social environment.

Chart 12


CORPORATE SOCIAL PROGRAMS
PAYMENT OF ADDITIONAL VACATION DAYS
MATERIAL AID
LUMP SUM REMUNERATION
UPON EMPLOYEE'S APPLICATIO
AT EMPLOYEE'S DISMISSION
FOR FUNERAL
FOR VACATION
FOR NON-WORKING PENSIONERS
ON THE OCCASION OF ANNIVERSARY DATE
WITH CONFERMENT OF TITLES AND REWARDS
ON THE OCCASION OF THE DAY OF RADIO
GUARANTEE PROVISION
PAYMENTS IN FAVOUR OF EMPLOYEES
CONTRIBUTIONS TO NON-GOVERNMENT PENSION FUNDS IN FAVOUR OF EMPLOYEES
PAYMENT OF INSURANCE CONTRIBUTION FOR ADDITIONAL MEDICAL INSURANCE
COMPENSATION OF SUBSCRIBER FEE FOR TELEPHONE
COMPENSATION OF EMPLOYEE'S EXPENSES CONNECTED WITH MOVING TO ANOTHER LOCALITY FOR WORKING IN THE COMPANY
REIMBURSEMENT FOR BUSINESS TRIP EXPENSES
PARTIAL COMPENSATION OF PAYMENT FOR SOJOURN OF EMPLOYEES' CHILDREN IN HEALTH -IMPROVING CAMPS FOR

The signature of the Union agreement establishes favorable conditions contributing to dynamic development of the Company, increases in the level of social and labor guarantees of employees, optimizes the amount of expenses for personnel. Each employee of the Company has acquired equal rights and opportunities.

12.2. Management structure improvement.

Within the framework of the unification project of the names of the Company's subdivisions and posts, OJSC "VolgaTelecom" Management board (minutes № 24 of 29.06.2005) approved unified organization structure of branches, where:

- functional verticals of hierarchic subordination by activity trends are uniform for all the branches;
- management functions are separated from production functions;
- all the names of structural subdivisions are adjusted in accordance with corporate reference book.

In December 2005 General Director approved the organizational structures of the Company's branches, in the specified structures the names of subdivisions are adjusted in accordance with corporate reference book. The names of joint electric communication centers and of electric communication centers, being the parts of the joint electric communications centers, are unified. Unprofitable electric communication centers are liquidated and their functions are transferred to larger local electric communication centers in the branches in the Republic of Mordoviya, Saratov, Samara, Ulyanovsk branch. The materials are prepared for the establishment of consolidated structural subdivisions, assuming the division of functions by basic and auxiliary functions, in Orenburg branch - Orenburg telecommunication networks (OTN) and the Center of auxiliary servicing of subdivisions (CASS). The same work is carried out in the branch in the Republic of Mariy El.

The employees of staff departments (services) of all the branches have done considerable work connected with unification of staff schedules, notification of the employees and their

transfer to new posts. Starting from January 1, 2006 unified staff schedules of structural subdivisions in Nizhny Novgorod branch, branch in the Republic of Mordoviya, branch in the Republic of Udmurtiya are put in effect. Thus, necessary work has been done for the commissioning of the first release of Master-system of section "Staff".

The work on staff number optimization is being permanently carried out in the Company. As a result of measures carried out the staff on the payroll decreased by 3,0 % (at scheduled decrease in number by 2,3 %) and amounted to 47634 men. The largest reduction occurred in Kirov branch – 5,3%, in Samara branch – 4,9 % and in Orenburg branch – 4,1%. The basic measures of staff number optimization in 2005 were:

- Replacement of analog equipment and step-by-step decimal equipment with electronic and digital - 252 units;
- Transfer of functions: security, cable and other dispatches delivery, sweep-up to third parties - 750 units;
- Improvement of labor organization and labor rate setting (automation of work places, compaction of labor hours, combining of professions, change of operating mode and others) - 457 units.

The changes and additions to the Provision on OJSC "VolgaTelecom" branch are approved by the decision of the Board of directors of 09.09.2005; in accordance with the Provision the authority to approve staff schedules of branches and regulatory documents, governing the issues of labor remuneration and incentive, is transferred to the Company represented by its General Director. In quarter 3 staff schedules of administrative staff of the branches are approved, which resulted in the decrease in the administrative staff number by 6,1%.

Staff on the payroll scheduled for 2006 - 44966 men.

OJSC "VolgaTelecom" staff on the payroll.

Chart 13


9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
4 336
4 106
2 401
2 377
2 525
2 471
8 703
8 475
5 782
5 542
2 954
2 859
7 123
6 777
5 783
5 650
3 247
3 218
3 016
2 951
3 051
2 976
Kirov branch
Branch in the Republic of Mariy El
Branch in the Republic of Mordoviya
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in the Republic of Udmurtiya
Ulyanovsk branch
Branch in the Republic of Chuvashiya
2004
2005

12.3. Staff relations.

Staff training and development.

One of the functions of OJSC "VolgaTelecom" staff policy is personnel training. The organization of permanent training, permanent improving of qualification, and development of the Company's employees is one of basic tasks of Human Resources Department.

The main types of staff qualification improvement remain:

- Internal education in Training Centers of the Company's branches;
- External education comprising short-term target courses, refresher courses, training in educational institutions of OJSC "Svyazinvest", Ministry of information and communication, and training abroad;
- Technical on-site training;
- Education.

Summarizing the results of the year, it is necessary to make a note of the increase in the number of employees having passed the training and the enlargement of the topics of internal and external courses. In 2005 the number of the Company's employees who had improved their qualification and received the education amounted to 23060 persons. The share of trained employees in the total staff number amounted to 49%, which exceeds by 18% the data of 2004. Total expenses for training and development of the Company's staff amounted to 65,4 million rubles, which amounts to 157% vs. 2004 level.

Within the framework of realization of plan of introducing unified enterprise management information system on the basis of Oracle EBS, 581 system users were trained in 2005.

The training of more than 23000 employees of the Company is scheduled for 2006. 83 million rubles will be allocated to realize training programs.

Work with non-government pension fund.

From January 1, 2005 within the framework of common agreement № 12/2004-ВЮ of 24.12.2004 two Programs of non-government retirement insurance (NRI) of the Company's employees by means of Non-government pension fund "Telecom-Soyuz" (hereinafter - Fund) are in effect:

Program №1 - basic, program №2 – basic-accumulative, which assumes concluding individual NRI contracts between an employee and the Fund.

As of 31.12.2005 in the Company there are:

- 9 353 individual NRI contracts by program №2 were concluded;
- non-government pensions granted to 149 former employees of the Company by program № 1;
- non-government pensions granted to 1 058 former employees of the Company by program № 2.

Total amount transferred in 2005 to retirement accounts and for ensuring the core activity of the Fund is 262380,4 thousand rubles.

Contractual relations which existed between the Company and NPF "Telecom-Soyuz" before January 1, 2005 were reorganized by means of signing unified NRI contract № 11/2004-BЮ of 24.12.2004, i.e. all NRI contracts concluded in different times by the Company's seven branches and NPF "Telecom-Soyuz" were consolidated.

NRI contracts between the Company and NPF "Doverie" effective earlier are cancelled since January 01, 2005.

As of 31.12.2005 the number of participants of the Fund under NRI contract № 11/2004-BЮ made up 2 237 persons.

As of 31.12.2005 3 444 former Company's employees are receiving non-government pension of NPF "Telecom-Soyuz".

Industrial accident insurance.

In September 2005 OJSC "VolgaTelecom" management adopted the decision on cooperation with CJSC "Insurance Company "Costars" for voluntary collective insurance of employees against industrial accidents.

Personnel rating

In 2005 289 persons were appraised, out of them 18 persons were recognized as not meeting the requirements of occupied position (the rating was carried out in Kirov, Orenburg, Penza branches, branch in the Republic of Mariy El and branch in the Republic of Udmurtiya). One of the main tasks of human resources department for 2006 is appraisal of chiefs, experts and salaried workers.

Projects.

In 2005 pilot project on simulation of competencies of the employees of the Company's General directorate and of regional branches' administrative staff was realized in OJSC "VolgaTelecom". The objective of the pilot project was to form the list of functional and business competencies, which provided the basis for elaboration of model of competencies for electric communication companies' employees. The model of competencies was tested and "Professionalism" competency was examined by the experts of functional trends of the General directorate and the administrative staff of the branches.

In 2005 the work was started on elaboration of uniform system of labor remuneration and incentive (SLR&I). Consultants of Open Joint Stock Company "Borlas-ABC" elaborated SLR&I Concept and in July 2005 on the basis of OJSC "VolgaTelecom" acting as the pilot company, SLR&I regulatory documents were elaborated – standard Union agreement, provisions on social programs, labor contract form, list of salary accountings. The work was done on adjustment of the Concept to the budgeting system existing in the Company.

Awarding.

For 2005 the employees were singled out for reward and conferment of titles of honor:

- State awards - 2 persons
- "Honorary radio operator" sign -11 persons;
- "Master of communication" title was conferred to 82 persons.

XIII. INFORMATION ABOUT THE COMPANY'S BODIES

- General meeting of stockholders – supreme management body of the Company;
- The Board of directors;
- General Director;
- Management board;
- Auditing committee.

13.1. The Board of directors.

Information about the Company's Board of directors:

1. *The structure of the Board of directors functioning before annual general meeting of shareholders in 2005:*

1. Yurchenko Evgenyi Valerievich
2. Lyulin Vladimir Fedorovich
3. Andreev Vladimir Alexandrovich
4. Bobin Maxim Victorovich
5. Grigorieva Alla Borisovna
6. Degtyarev Valeryi Victorovich
7. Dudchenko Vladimir Vladimirovich
8. Romskyi Georgyi Alexeevich
9. Savchenko Victor Dmitrievich
10. Fedorov Oleg Romanovich
11. Chernogorodskyi Sergey Valerievich

2. *Quantitative and personal structure of operating Board of directors:*

The Board of directors is the Company's collegial management body carrying out general management of the Company's activity.

The Company's Board of directors is elected annually by the annual general meeting of shareholders with the structure of 11 persons by cumulative voting.

At the annual general meeting of shareholders held on June 28, 2005 the Board of directors was elected in the following structure:

Table 31

№	Surname, name and patronymic name	Date of birth	Education	Place of employment and work status	Other posts held	Citizenship	Possession of shares during the reporting year	Length of work in OJSC "VolgaTelecom" Board of directors
1.	Belyaev Konstantin Vladimirovich	1968	Postsecondary education, All-Russia corresponding finance & economics institute.	Chairman of the Company's Board of directors, deputy to the General Director of OJSC "Svyazinvest"	Member of the Board of directors of: Interregional commercial bank of development of communication and informatics (OJSC), OJSC "North-West Telecom", OJSC "Southern Telecommunication Company" Member of the Management board of: OJSC "Svyazinvest" OJSC "Rostelecom" Chairman of the Auditing committee of: OJSC "CenterTelecom", OJSC "Sibirtelecom" Member of the Auditing committee of: OJSC "MGTS"	RF	Does not possess the Company's shares	Since 2005
2.	Andreev Vladimir Alexandrovich	1951	Postsecondary education, Kuibyshev electronic technical institute of communication	Rector of Povolzhskyi state academy of telecommunications and informatics	none	RF	Does not possess the Company's shares	Since 2004
3.	Bobin Maxim Victorovich	1975	Postsecondary education, Moscow State Institute for International Relations, PhD (legal sciences)	Chief of legal department of Moscow representation office of "NCH Advisors, Inc."	Member of the Board of directors of: OJSC "SibirTelecom" OJSC "Management company Kirovenergo", OJSC "Smolenskenergosbyt", OJSC "Vladimir energy	RF	Does not possess the Company's shares	Since 2003

№	Surname, name and patronymic name	Date of birth	Education	Place of employment and work status	Other posts held	Citizenship	Possession of shares during the reporting year	Length of work in OJSC "VolgaTelecom" Board of directors
					producer", OJSC "Penza energy management company"			
4.	Bulancha Sergey Anatolievich	1959	Postsecondary education, Odessa electronic technical institute of communication after A.S.Popov	Deputy to the head of Federal Agency of Communications	Member of the Board of directors of: OJSC "Giprosvyaz"	RF	Does not possess the Company's shares	Since 2005
5.	Grigorieva Alla Borisovna	1967	Postsecondary education, Alma-Ata institute of national economy	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "Uralsvyazinform"	RF	Preferred registered shares - 2 000 Ordinary registered shares - 2 007	Since 1996
6.	Degtyarev Valeryi Victorovich	1957	Postsecondary education, Omsk institute of engineers of railroad transportation; Saint-Petersburg state university of economics and finances, Ph.D. (engineering), Ph.D. (economics)	General Director of CJSC "Professional Telecommunications"	Member of the Board of directors of: CJSC "Professional Telecommunications", CJSC Radiotel", OJSC "CenterTelecom", OJSC "Dalsvyaz", OJSC "Rostelecom"	РФ	Does not possess the Company's shares	Since 2004
7.	Kuznetsov Sergey Ivanovich	1953	Postsecondary education, North-West corresponding polytechnic institute; Columbia university business school (NY); Business school of Fuke university of business management	First deputy to the General Director of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "Telecominvest", OJSC "Rostelecom" OJSC "CenterTelecom", Chairman of the Board of directors of: OJSC "Southern Telecommunication Company", OJSC "Uralsvyazinform" OJSC "Sibirtelecom",	RF	Does not possess the Company's shares	Since 2005

№	Surname, name and patronymic name	Date of birth	Education	Place of employment and work status	Other posts held	Citizenship	Possession of shares during the reporting year	Length of work in OJSC "VolgaTelecom" Board of directors
					OJSC "Dalsvyaz", OJSC "Central telegraph" Member of the Management board of: OJSC "Svyazinvest"			
8.	Kulikov Denis Victorovich	1975	Postsecondary education, Moscow state legal academy	Expert of Association for investors rights protection	Member of the Board of directors of: OJSC "Pechorskaya state regional power station", OJSC "Cherepetskaya state regional power station", OJSC "Penza generating company", OJSC "Southern Telecom Company"	RF	Does not possess the Company's shares	Since 2005
9.	Slizen Vitalyi Anatolievich	1970	Postsecondary education, Military engineering institute after Mozhaiskyi	Director of the Department of state policy in info communications technologies of the Ministry of Information and Communication of Russia	Member of the Board of directors of: OJSC "Giprosvyaz", OJSC "Rostelecom", OJSC "Dalsvyaz", OJSC "Dagsvyazinform"	RF	Does not possess the Company's shares	Since 2005
10.	Fedorov Oleg Romanovich	1968	Postsecondary education, Moscow State University after M.V. Lomonosov	Executive director of corporate finances department of CJSC "Joint financial group"	Member of the Board of directors of: Association for investors rights protection	RF	Does not possess the Company's shares	Since 2003
11.	Chernogorodskyi Sergey Valerievich	1977	Postsecondary education, Moscow State Institute for International Relations; Moscow higher school of social and economic relations; Manchester university	Director of the Department of joint-stock capital of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "Uralsvyazinform"	RF	Does not possess the Company's shares	Since 2003

3. *Data on independent directors present in the structure of the Board of directors.*

There are 3 independent directors in the structure of the Board of directors: Bobin M.V., Kulikov D.V., Fedorov O.R.

In 2005 the Board of directors' structure was elected once in accordance with annual general shareholders meeting held on June 28, 2005.

4. *Data on remuneration of the Board of directors' members (criteria of defining and individual size of remuneration (reimbursement of expenses) of the members of the Company's Board of directors), the specified remuneration being paid in the reporting year.*

The members of the Company's Board of directors during the performance of their duties are paid remuneration and compensations for expenses related to the performance of their duties of the members of the Board of directors.

Remuneration to the members of the Board of directors consists of quarterly and annual one.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

The remuneration of the Board of directors' Chairman is established with the coefficient 1,5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to rates (percent):

- of the Company's EBITDA by IFRS accounting statement data for the reporting year;
- of the Company's net profit by the results of the reporting year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Board of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

The rates (percent) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting electing the specified structure of the Board of directors.

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors' members who are the members of the Company's Board of directors committee, are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees' members, in the amount of 40 000 rubles (for the participation in each Committee), herewith the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

For the Chairman of a committee of the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs carried out by the Company.

According to the resolution of the annual general meeting of shareholders of June 28, 2005, (minutes № 5), the following rates (percent) of deductions are approved for calculating

annual remuneration to the Board of directors' members being elected at the specified annual general meeting of shareholders:

- in the amount of 0,115 % (one hundred fifteen thousandth of percent) of the Company's EBITDA by IFRS accounting statement data for 2005;
- in the amount of 0,164% (one hundred sixty four thousandth percent) of the Company's net profit for 2005 allocated to the payment of dividends.

5. *Data on availability and the structure of the committees with the Board of directors.*

On July 28, 2005 the Committees were established with the following structure:

· Corporate governance committee

1. Grigorieva Alla Borisovna - The Committee's Chairman
2. Bobin Maxim Victorovich
3. Evdokimov Andrey Vladimirovich
4. Omelchenko Sergey Valerievich
5. Fedorov Oleg Romanovich

Strategic development committee

1. Kuznetsov Sergey Ivanovich - The Committee's Chairman
2. Andreev Vladimir Alexandrovich
3. Degtyarev Valeryi Victorovich
4. Omelchenko Sergey Valerievich
5. Fedorov Oleg Romanovich

· Staff and rewards committee

1. Bobin Maxim Victorovich - The Committee's Chairman
2. Grigorieva Alla Borisovna
3. Kulikov Denis Victorovich
4. Chernogorodskyi Sergey Valerievich

· Committee for audit

1. Degtyarev Valeryi Victorovich - The Committee's Chairman
2. Kulikov Denis Victorovich
3. Chernogorodskyi Sergey Valerievich

The remuneration of the members of the Company's Board of directors for 2005 amounts to 20 016 696 rubles.

6. Data on transactions on acquisition or carve-out of the Company's shares during the reporting year by the members of the Company's Board of directors (in accordance with the order of FSFM of March 16, 2005 № 05-5/пз-н).

The members of the Company's Board of directors did not make transactions of acquisition or carve- out of OJSC "VolgaTelecom" shares during the reporting year (in accordance with the order of FSFM of March 16, 2005 № 05-5/пз-н).

13.2. General Director.

1. Data on the person holding the post of the single executive body.

General Director is the single executive body carrying out management of the Company's current activity. The General Director is appointed by the Company's Board of directors.

Omelchenko Sergey Valerievich was appointed General Director of OJSC "VolgaTelecom" in April 2005.

Omelchenko Sergey Valerievich was borne in 1963.

In 1984 he graduated from Novocherkassk higher military command academy, qualification – electric conduction communication facilities exploitation.

From 1980 till 1991 he served in RF Armed forces.

After termination of military service he started his activity in Bataisk town of Rostov oblast as an installer of small enterprise "Module"; in 1993 -1997 he headed the linearly repair team of Technical trunk communication center-3, worked as the chief expert of the wire trunk service of Territorial center for DLD communications and television-9, from 1997 till 2002 he was chief engineer, and later - the director of Technical trunk communication center-3.

From January 2002 till April 2005 when he was appointed OJSC "VolgaTelecom" General Director he headed the Volga branch of OJSC "Rostelecom".

Being at the head of OJSC "VolgaTelecom", Omelchenko Sergey Valerievich showed himself as energetic leader of principle, capable of fugling the collective. Having large practical experience he actively resolves the issues of further development of telecommunication in the region, of increasing the quality of communication facilities operation, improvement of labor conditions, assuring profit receipt and social protection of employees.

Criteria of definition and the size of remuneration of the Company's General Director are stipulated by terms and conditions of the labor contract.

The amount of payments made to the Company's General Director for 2005 - 7 738 946 rubles (exclusive of his remuneration as the member of the Management board).

2. Data on transactions on acquisition or carve-out of the Company's shares during the reporting year by the Company's General Director (in accordance with the order of FSFM of March 16, 2005 № 05-5/пз-н).

The Company's General Director did not make transactions of acquisition or carve-out of OJSC "VolgaTelecom" shares during the reporting year (in accordance with the order of FSFM of March 16, 2005 № 05-5/пз-н).

13.3. Management board.

Information about the Company's Management board:

The Management board is a collegial executive body organizing the fulfillment of resolutions of stockholders general meeting and of the Company's Board of directors.

The purpose of the Management board operation is to assure the Company's effective activity of profit deriving. The Company's Management board elaborates motions on the basic trends of the Company's activity, including on the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of development of the Company, motions on introducing changes into the specified documents, approves the procedures of internal control; defines staff and social policy of the Company, prepares materials and drafts of resolution on issues subject to consideration at the shareholders general meeting, defines technical, financial-economic and tariff policy of the Company and other issues referred to its competence.

The Management board elaborates materials and presents them to the Company's Board of directors, to the Committees established with the Board of directors in accordance with approved plans of operation, and also under the instructions of the Board of directors.

In 2005 the Company's Management board held 39 sessions at which 241 issues were considered.

1. Quantitative and individual structure of current Management board.

Quantitative and individual structure of the Management board is defined by the resolution of the Company's Board of directors following the proposal of the General Director, members of the Company's Board of directors.

On June 12, 2005 the Board of directors upon the recommendation of the General Director formed the Company's Management board to the number of 9 persons in the following structure:

- Omelchenko Sergey Valerievich
- Ganeeva Alla Albertovna
- Grigorieva Lyubov Ivanovna
- Dyakonov Mikhail Vasilievich
- Kirillov Alexander Ivanovich
- Kormilitsyna Lyudmila Alexeevna
- Pozdnyakov Denis Vyacheslavovich
- Popkov Nikolai Ivanovich
- Sipatova Taisiya Mikhailovna

On October 6, 2005 according to the resolution of the Board of directors the authority of Grigorieva L.I. and Sipatova T.M. were early terminated, and Astakhova S.L. and Petrov M.V. were appointed the members of OJSC "VolgaTelecom" Management board.

Quantitative and individual structure of the Company's Management board, as of December 31, 2005.

Table 32

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Time of post holding	Other posts held in the Company and other organizations	Shares possession
1.	Omelchenko Sergey Valerievich	1963	Postsecondary education, Novocherkassk higher military command academy.	Chairman of the Management board – General Director of the Company	Since 2005	CJSC "Orenburg –GSM"- Chairman of the Board of directors, CJSC "NCЄ" - Chairman of the Board of directors, OJSC "TATINCOM – T" - member of the Board of directors	Does not possess the Company's shares
2.	Astakhova Svetlana Leonidovna	1974	Postsecondary education, All-union corresponding financial and economic institute; Nizhny Novgorod state university after N.I. Lobachevsky (MBA)	Deputy to the General Director of the joint-stock company – personnel director	Since 2005	None	Does not possess the Company's shares
3.	Ganeeva Alla Albertovna	1951	Postsecondary education, Moscow electronic technical institute of communication	Head of section of technical operation of networks of electric communication department of OJSC "Svyazinvest"	Since 2000	OJSC "Dalsvyaz" – Member of the Management board, CJSC "Novocom" – member of the Auditing committee	Does not possess the Company's shares
4.	Dyakonov Mikhail Vasilievich	1954	Postsecondary education, Mordovian state university after N.P. Ogarev	Deputy to the General Director of the joint-stock company for capital construction	Since 1999	None	Does not possess the Company's shares
5.	Kirillov Alexander Ivanovich	1956	Postsecondary education, Mariy polytechnic institute after M.Gorky	First deputy to the General Director of joint-stock company – Technical director	Since 2004	CJSC "Ulyanovsk – GSM" – Chairman of the Board of directors (since 21.06.05), OJSC "TATINCOM – T" – member of the Board of directors (from 30.06.05 till 24.08.05)	Ordinary registered shares - 215 403 Preferred registered shares - 3 686
6.	Kormilitsyna Lyudmila Alexeevna	1955	Postsecondary education, Moscow electronic technical institute of communication	Deputy to the head of section for providing the activity of representatives of corporate governance department of OJSC "Svyazinvest"	Since 2005	None	Does not possess the Company's shares
7.	Petrov Mikhail Victorovich	1973	Postsecondary education, Saratov technical university	Deputy to the General Director of the joint-stock company	Since 2004	OJSC "TATINCOM-T" – Chairman of the Board of directors, CJSC "RTCOM" - Chairman of the Board of directors, CJSC "Orenburg-GSM» - member of Board of directors,	Does not possess the Company's shares

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Time of post holding	Other posts held in the Company and other organizations	Shares possession
						CJSC "Ulyanovsk - GSM» - Before 21.06.05 – Chairman of the Board of Directors; since 21.06.05 - member of the Board of directors, CJSC "Saratov – Mobile" - member of the Board of directors, CJSC "NCC" - member of the Board of directors	
8.	Pozdnyakov Denis Vyacheslavovich	1976	Postsecondary education, Saint-Petersburg state sea technical university, Ph.D. (economics)	First deputy to the General Director of the joint-stock company for economics and finances	Since 2005	OJSC "TATINCOM – T" - member of the Board of directors, CJSC «PTKOM» - member of the Board of directors, CJSC "NCC" - member of the Board of directors	Does not possess the Company's shares
9.	Popkov Nikolai Ivanovich	1973	Postsecondary education, Nizhny Novgorod state university after N.I. Lobachevsky.	OJSC "VolgaTelecom" chief accountant	Since 2002	None	Does not possess the Company's shares

The procedure of convocation and holding of sessions of the Management board, and also the procedure of taking the decisions of the Management board, the size and the procedure of remuneration payment to the members of the Management board are defined by the Provision on the Company's Management board approved by general meeting of the Company's stockholders.

The members of the Company's Management board during the term of their duties performance are paid remuneration and compensations for the expenses related to their performance of functions of the Management board members. The size and the procedure of remuneration payment and also remuneration distribution among the Management board members are defined by the resolution of the Company's Board of directors according to the Provision on remuneration of OJSC "VolgaTelecom" Management board members, the specified Provision being approved on March 29, 2005. The Management board members are entitled to participate in option programs carried out by the Company.

The remuneration paid to the Company's Management board members for 2005 amounts to 5 807 637 rubles.

2. Data on transactions on acquisition or carve-out of the Company's shares during the reporting year by the members of the Company's Management Board (in accordance with the order of FSFM of March 16, 2005 № 05-5/пз-н).

The members of Company's Management board (of the structure as of 31.12.2005) did not make transactions of acquisition or carve-out of OJSC "VolgaTelecom" shares during the reporting year (in accordance with the order of FSFM of March 16, 2005 № 05-5/пз-н).

13.4. Auditing committee.

1. Quantitative and individual structure of current Auditing committee.

Auditing committee is the Company's independent body of control elected at the annual general meeting of shareholders for the period till the next annual general meeting of shareholders, and consisting of 5 persons.

The control over OJSC "VolgaTelecom" financial-economic activity is performed by the Auditing committee elected at the annual general meeting of shareholders on June 28, 2005 in the following structure:

Table 33

№	Surname, name and patronymic name	Place of employment and work status
1.	Koroleva Olga Grigorievna	Chairman of the Company's Auditing committee, chief accountant of OJSC "Svyazinvest"
2.	Golubitskyi Bogdan Ivanovich	Chief expert of Department of economic planning and budgeting of OJSC "Svyazinvest"
3.	Zubova Tatiana Yurievna	Deputy to the head of the section of the Department of accounting of OJSC 'Svyazinvest"
4.	Kachurin Alexander Vladimirovich	Head of the section of the Department of finances of OJSC "Svyazinvest"
5.	Feoktistova Natalia Vadimovna	Head of the section of the Department for legal supporting of OJSC "Svyazinvest"

2. Information about the Company's Auditing committee activity.

The activity of the Auditing committee was conducted in the following areas:

- The check of the Company's financial and economic documentation, including, if necessary, of data of primary accounting;
- The check of legality of resolutions and actions of the Company's executive bodies,

including of concluded contracts and transactions made;

- The check of compliance of conditions of transactions made by the Company with the conditions of transactions, made in comparable circumstances;
- The analysis of compliance of bookkeeping and accounting statement with current regulatory documents;
- The analysis of the Company's financial position, detection of reserves for improvement of the Company's economic status;
- The analysis of timeliness and accuracy of settlements with contractors, budgets of various levels, shareholders and other creditors of the Company;
- The analysis of settlements with the Company's debtors, including as related to the timeliness and completeness of measures taken by the executive bodies;
- In other areas of the Company's activity within the framework of the Auditing committee competence.

The Auditing committee held five sessions. The check of financial and economic activity of General directorate and Nizhny Novgorod branch of the Company for 2005 was carried out.

By the results of work OJSC "VolgaTelecom" Auditing committee report for 2005 was made. The infringements detected by the Auditing committee are not essential and may not affect the reliability of OJSC "VolgaTelecom" accounting statement for 2005.

XIV. INFORMATION ABOUT THE COMPANY'S COMPLIANCE WITH CORPORATE GOVERNANCE CODE

14.1. Information about the Company's corporate governance Code:

Introduction of corporate governance principles and rules into day-to-day activity contributes to the Company's successful development, expressed in the first instance in long-term perspectives of the Company's development, increase in its investment attractiveness. Steadfast compliance with the Code is aimed at creation and maintaining reliable partnership relations with shareholders, employees, clients and other interested persons of the Company and at formation of the Company's positive image upon the whole.

OJSC "VolgaTelecom" corporate governance Code was approved by the Company's Board of directors on March 11, 2004, the changes were introduced on September 24, 2004 and May 20, 2005.

By declaring its intention to comply with the provisions of corporate governance Code, the Company assumed the liability to improve the Company's corporate governance in accordance with the principles ensuring:

- Actual opportunity for the stockholders to exercise their rights related to participation in the Company;
- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;
- Timely disclosure of exact and true information about the Company, including about its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the opportunity to take informed decisions by the Company's stockholders and investors;

- Efficient control over the Company's financial-economic activity in order to protect the rights and legitimate interests of the stockholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to increase the Company's value, including the growth of its assets, the price of shares and other securities, raising its reputation.

The principles and the rules of OJSC "VolgaTelecom" Code of corporate governance meet international standards of corporate governance practice and contain requirements to the functioning of the Company's bodies of management and control and to observance of high ethic norms and business communication culture by all persons of the Company.

In accordance with FCSM recommendations, the rules of the corporate governance Code effective in OJSC "VolgaTelecom" are grouped by 9 basic spheres: the rights of the Company's shareholders, shareholders general meeting, the Company's Board of directors, the Company's executive bodies, disclosure of information about the Company, control over financial and economic activity of the Company, dividends, settlement of corporate conflicts.

On June 28, 2005 the annual general meeting of shareholders elected the Company's Board of directors by cumulative voting to the number of 11 persons, there are three independent directors meeting the requirements of OJSC "VolgaTelecom" corporate governance Code in its structure.

For the purpose of efficient performance of the Board of directors' functions in the light of requirements of OJSC "VolgaTelecom" corporate governance Code, the Board of directors' Committees were established. The Committees are designed for preliminary consideration of issues referred to the competence of the Board of directors, and for the preparation of recommendations on them for the Board of directors.

The Board of directors elected at annual shareholders general meeting on July 29, 2005 reestablished the Committees:

- Corporate governance committee,
- Strategic development committee,
- Staff and rewards committee,
- Committee for audit.

The structure of each of the Committees comprises independent directors.

The activity of the Board of directors' Committees is regulated by the appropriate provisions.

The post of the Company's Corporate secretary is introduced and is functioning in the Company. The functions of the Corporate secretary include ensuring interaction with executive bodies and the Board of directors, provision of the Board of directors' activity; the Provision on the Corporate secretary and the back office of the Company's Corporate secretary has been approved. Pokrovskaya Natalia Ivanovna was appointed the Company's corporate secretary.

According to the requirements of the corporate governance Code, there is the service of internal control over the Company's financial and economic activity in the Company, and the service does not depend on the Company's executive bodies.

14.2. Report on corporate governance Code compliance with FCSM recommendations.

Table 34

N	Provision of corporate governance Code	Observed or not observed	Comment
	General meeting of stockholders		
1.	Notification of stockholders on holding of general meeting of stockholders at least 30 days prior to the date of its holding irrespective of the issues included into the agenda, if legislation does not stipulate longer period.	Observed	The date of notification dispatch is approved by the Company's Board of directors. Item 12.12 of the Company's Charter Item 10 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н.
2.	Availability with the stockholders of the capability to get familiarized with the list of persons having the right to participate in general meeting of stockholders starting from the date of announcing the holding of general meeting of stockholders and to the closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of the voting ballots.	Observed	Item 7.5. of the Company's Charter.
3.	Availability with the stockholders of capability to get familiarized with the information (materials) subject to provision during the preparation to holding general meeting of stockholders by means of electronic facilities, the Internet including.	Observed	The Company has the web-site in the Internet: www.vt.ru, where the information provided to shareholders at the preparation for the meeting is posted.
4.	Availability with the stockholders the capability to bring forward the motions into the agenda of the general meeting of stockholders or to demand the convocation of general meeting of stockholders without providing an extract from the stockholders' register, if his/her rights for the shares are accounted in the system of stockholders' register keeping, and in case if his/her rights for shares are accounted at custody account, - it is sufficient to provide an extract from the custody account to exercise the above rights.	Observed	Item 12.6. of the Company's Charter, item 2.6. of the Provision on the procedure of holding general meeting of the Company's stockholders.
5.	Availability in the Company's Charter or in internal documents of the requirement of obligatory presence of the General Director, members of the Management board, members of the Board of directors, members of the Auditing committee and the Company's auditor at the general meeting of stockholders.	Observed in practice	The Company tends to ensure the presence of the members of management and control bodies of the Company as well as the Company's auditor at the general meeting of shareholders.
6.	Obligatory presence of nominees at general meeting of stockholders during consideration of issues of electing the members of the Board of directors, the General Director, members of the Management board, members of the Auditing committee, and also of the issue of the approval of the joint-stock company's auditor.	Observed	The Company ensures the presence of nominees to the Company's bodies of management and control at general meeting of stockholders.
7.	Availability in the Company's internal documents of the procedure of registration of the participants of general meeting of stockholders.	Observed	Items 3.4. and 8.1. of the Provision on the procedure of holding general meeting of stockholders of the Company.
	The Board of directors		
8.	Availability in the joint-stock company's Charter of the authority of the Board of directors to approve annual financial-economic plan of the joint-stock	Observed	Sub-item 1 of item 13.4 of the Company's Charter.

N	Provision of corporate governance Code	Observed or not observed	Comment
	company.		
9.	Availability of the procedure approved by the Board of directors, of risk management in the joint-stock company.	Observed	Stipulated by the Company's marketing strategy for 2004-2006 approved by the Company's Board of directors.
10.	Availability in the joint-stock company's Charter of the right of the Board of directors to take a decision to suspend the powers of the General Director being appointed by the stockholders' general meeting.	Not applicable	Sub-item 26 of item 13.4, item 15.5 of the Company's Charter.
11.	Availability in the joint-stock company's Charter of the right of the Board of directors to establish the requirements to the qualification and to the size of remuneration of the General Director, members of the Management board, heads of the basic structural divisions of the joint-stock company.	Observed	Sub-item 33 of item 13.4; item 14.7; item 15.4. of the Company's Charter.
12.	Availability in the joint-stock company's Charter of the right of the Board of directors to approve the terms and conditions of contracts with the General Director and the members of the Management board.	Observed	Sub-item 33 of item 13.4 of the Company's Charter.
13.	Availability in the joint-stock company's Charter or in the internal documents of the requirement that when approving the terms and conditions of contracts with the General Director (managing organization, manager) and with the members of the Management board, the votes of the members of the Board of directors who are being the General Director and the members of the Management board are not taken into account during the vote tabulation.	Was observed in practice	As of the reporting year end the General Director and the members of the Company's Management board were not the members of the Board of directors.
14.	Availability in the structure of the joint-stock company's Board of directors of at least 3 independent directors meeting the requirements of the corporate governance Code.	Observed	Bobin M.V., Kulikov D.V., Fedorov O.R.
15.	The absence in the structure of the joint-stock company's Board of directors of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	Observed	
16.	The absence in the structure of the joint-stock company's Board of directors of the persons who are participants, general director (manager), members of the management body or an employee of a legal entity competing with the joint-stock company.	Observed	
17.	Availability in the joint-stock company's Charter of the requirement of electing the structure of the Board of directors by cumulative voting.	Observed	Item 13.2 of the Company's Charter.
18.	Availability in the joint-stock company's internal documents of the duty of the members of the Board of directors to abstain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the joint-stock company's interests, and in case of occurrence of such a conflict – of the duty to disclose the information about this conflict to the Board of	Observed	Item 4.20 of corporate governance Code; item 3.2 of the Provision on the Board of directors.

N	Provision of corporate governance Code	Observed or not observed	Comment
	directors.		
19.	Availability in the joint-stock company's internal documents of the duty of the members of the Board of directors to notify in writing the Board of directors on the intent to make transaction with the securities of the joint-stock company where they are the members of the Board of directors, or with the securities of associated (affiliated) companies, and also to disclose the information on transactions with such securities made by them.	Observed	Item 3.3 of the Provision on the Procedure of using the information on OJSC "VolgaTelecom" activity, on its securities and transactions with them, the specified information not being accessible to the public, and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities. Item 6 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н.
20.	Availability in the joint-stock company's internal documents of the requirement that the sessions of the Board of directors should be held at least once in six weeks.	Observed	Item 6.2. of the Provision on the Company's Board of directors, Item 4.8. of the Company's corporate governance Code.
21.	Holding of sessions of the joint-stock company's Board of directors during the year for which the Company's annual report is drawn up with periodicity of at least one time in six weeks.	Observed	
22.	Availability in the joint-stock company's internal documents of the procedure of holding the sessions of the Board of directors.	Observed	Chapter 6 of the Provision on the Company's Board of directors.
23.	Availability in the joint-stock company's internal documents of the provision that it is necessary for the Board of directors to approve the Company's transactions for the amount of 10 and more per cent of the joint-stock company's asset value, excluding the transactions made in the course of ordinary economic activity.	Observed	Sub-item 19 and 20 of item 13.4. of the Company's Charter.
24.	Availability in the joint-stock company's internal documents of the right of the members of the Board of directors to receive the information required for the performance of their duties from executive bodies and heads of basic divisions of the joint-stock company, and also of the responsibility for non-providing such information.	Observed	Item 3.4. of the Provision on the Company's Board of directors.
25.	Availability of the committee of the Board of directors for strategic planning or assignment of functions of the said committee to other committee (except for the committee for audit and for the staff and rewards committee).	Observed	Item 4.24. of the Company's corporate governance Code. There is the strategic development committee with the Board of directors.
26.	Availability of the committee of the Board of directors (committee for audit) that recommends the joint-stock company's auditor to the Board of directors and interacts with the auditor and the joint-stock company's auditing committee.	Observed	Item 4.24. of the Company's corporate governance Code, Item 3 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н
27.	Availability in the structure of the committee for audit of only independent and non-executive directors.	Observed	Item 3 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н Degtyarev V.V., Kulikov D.V., Chernogorodskyi S.V.
28.	Performance of management of the committee for audit by an independent director.	Observed	Item 3 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н is observed, The Committee's chairman is Degtyarev V.V.
29.	Availability in the joint-stock company's internal	Observed	Item 4.22. of the Company's

N	Provision of corporate governance Code	Observed or not observed	Comment
	documents of the right for access of all members of the committee for audit to any documents and information of the joint-stock company provided they do not disclose confidential information.		corporate governance Code
30.	Establishment of the committee of the Board of directors (staff and rewards committee), its function being definition of criteria of selecting the candidates to the members of the Board of directors and formulation of the joint-stock company's policy in remuneration area.	Observed	Item 4.24. of the Company's corporate governance Code, Item 4 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н Staff and rewards committee was established in the Company.
31.	Performance of management of the staff and rewards committee by an independent director.	Observed	Item 4 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н, the Committee's chairman is Bobin M.V.
32.	The absence of the joint-stock company's office holders in the structure of the staff and rewards committee.	Observed	Item 4 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н. Bobin M.V., Grigorieva A.B., Kulikov D.V., Chernogorodskyi S.V.
33.	Establishment of the risk committee of the Board of directors or assignment of functions of the said committee to other committee (except for the committee for audit and the staff and rewards committee).	Observed partially	The committee for audit.
34.	Establishment of the corporate conflict settlement committee of the Board of directors or assignment of functions of the said committee to other committee (except for the committee for audit and the staff and rewards committee).	Observed	Corporate governance committee.
35.	The absence of the joint-stock company's office holders in the structure of the corporate conflict settlement committee.	Observed partially	According to item 5.7. of the Provision on the Corporate governance committee, the committee's members - Company's officials do not have the right to vote on the issue of resolving corporate conflicts. Grigorieva A.B., Bobin M.V., Omelchenko S.V., Evdokimov A.V., Fedorov O.R.
36.	Performance of management of the corporate conflict settlement committee by an independent director.	Observed partially	The committee is headed by a non-executive director.
37.	Availability of the joint-stock company's internal documents, stipulating the procedure of formation and operation of the committees of the Board of directors, the documents being approved by the Board of directors.	Observed	The Provisions on the committees of Company's Board of directors.
38.	Availability in the joint-stock company's Charter of the procedure of defining the quorum of the Board of directors allowing for ensuring obligatory participation of independent directors in the sessions of the Board of directors.	Not observed	Items 13.6; 13.7; 13.10; 13.12; 13.13 of the Company's Charter.
	Executive bodies		
39.	Availability of collegial executive body (the Management board) of the joint-stock company.	Observed	Item 14 of the Company's Charter, Item 5 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н.
40.	Availability in the joint-stock company's Charter or in the internal documents of the provision on the	Observed	Sub-item 5 of item 14.4. Sub-item 2 of item 13.4. of the Company's

N	Provision of corporate governance Code	Observed or not observed	Comment
	necessity of the Management board's approval of real estate transactions, of the joint-stock company's obtaining the credits, if the specified transactions are not related to material transactions and their making is not related to the joint-stock company's ordinary economic activity.		Charter.
41.	Availability in the joint-stock company's internal documents of reconciliation procedure of operations falling outside the scope of the joint-stock company's financial-economic plan.	Observed	Sub-item 2 of item 13.4. of the Company's Charter.
42.	The absence in the structure of the Company's executive bodies of the persons who are a participant, general director (manager), a member of the management body or an employee of a legal entity competing with the joint-stock company.	Observed	
43.	The absence in the structure of the joint-stock company's executive bodies of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market. If the functions of a single executive body are carried out by a managing organization or by a manager – compliance of general director and members of management board of managing organization or a manager with the requirements made to the General Director and members of the Management board of the joint-stock company.	Observed	
44.	Availability in the joint-stock company's Charter or in the internal documents of prohibition to a managing organization (a manager) to carry out similar functions in a competing company, and also to be in any property relations with the joint-stock company apart from rendering the services of a managing organization (a manager).	The control pattern is not applicable.	
45.	Availability in the joint-stock company's internal documents of the duty of executive bodies to abstain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the joint-stock company's interests, and in case of such conflict occurrence – the duty to inform the Board of directors about it.	Observed	Article 10 of the Company's corporate governance Code.
46.	Availability in the joint-stock company's Charter or in the internal documents of the criteria of selection of a managing organization (a manager).	The control pattern is not applicable.	
47.	Provision by the joint-stock company's executive bodies of monthly reports on their work to the Board of directors.	Observed	At each session of the Board of directors the executive bodies provide the information about their work.
48.	Incorporation of responsibility for the breach of provisions about using confidential and insider information in the contracts concluded by the joint-stock company with the General Director (a managing organization, a manager) and the members of the Management board.	Observed	Item 3.1.10 of the labor contract with the General Director, and also the Provision on the protection of the Company's confidential information.
	The Company's secretary		
49.	Availability in the joint-stock company of a special office holder (the Company's secretary), whose	Observed	

N	Provision of corporate governance Code	Observed or not observed	Comment
	task is to ensure the compliance of the joint-stock company's bodies and office holders with the procedural requirements guaranteeing realization of rights and legitimate interests of the Company's stockholders.		
50.	Availability in the joint-stock company's Charter or in the internal documents of the procedure of appointment (election) of the Company's secretary and the functions of the Company's secretary.	Observed	Article 16 of the Company's Charter.
51.	Availability in the joint-stock company's Charter of the requirements to the candidacy of the Company's secretary.	Observed	Item 2.4. of the Provision on the Corporate secretary and the back office of the Corporate secretary.
	Essential corporate actions		
52.	Availability in the joint-stock company's Charter or in the internal documents of the requirement on the approval of a material transaction prior to its making.	Observed	Sub-item 17 of item 12.2; sub-items 19, 20 of item 13.4 of the Company's Charter.
53.	Obligatory involvement of independent appraiser for the assessment of market value of property being the subject of a material transaction.	Observed	
54.	Availability in the joint-stock company's Charter of the prohibition for taking any actions during the acquisition of large blocks of shares of the joint-stock company (takeover); the actions being meant for the protection of interests of executive bodies (members of these bodies) and the members of the joint-stock company's Board of directors, and also aggravating the situation of the stockholders as compared with the existing one (in particular, the prohibition for the Board of directors to make the decision on the issue of additional shares, on the issue of securities convertible into shares, or securities granting the right of acquisition of the Company's shares, even if the right for taking such a decision is granted to it by the Charter, before the end of the assumed period of shares acquisition).	Not observed	The availability of direct prohibition for rights violation is needless, as the absence in the Charter of provisions on the possibility of actions aimed at protection of interests of executive bodies (members of these bodies), members of the Board of directors and others shows the impossibility of taking such actions.
55.	Availability in the joint-stock company's Charter of the requirement of obligatory involvement of an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.	Not observed	The Company when carrying out takeover transaction will obligatory involve an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.
56.	The lack in the joint-stock company's Charter of the exemption of the acquirer from the obligation to offer the stockholders to sell the Company's ordinary shares belonging to them (issuing securities convertible into ordinary shares) during the takeover.	Observed	Item 11 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н.
57.	Availability in the joint-stock company's Charter or in the internal documents of the requirement of obligatory involvement of an independent appraiser for determination of the ratio of shares conversion during reorganization.	Not observed	The Company, when affiliating communication operators of the Volga region in 2002, obligatory involved an independent appraiser for determination of the ratio of shares conversion during reorganization.
	Information disclosure		
58.	Availability of the internal document approved by the Board of directors defining the rules and approaches of the joint-stock company to the information disclosure (Provision on information	Observed	Provision on information policy is approved by the Board of directors on June 27, 2005 Item 7 of Annex 1 to the Provision

N	Provision of corporate governance Code	Observed or not observed	Comment
	policy).		approved by the order of RF FSFM of 15.12.2004 №1245/пз-н.
59.	Availability in the joint-stock company's internal documents of the requirement of disclosing the information on the purposes of shares placement, on the persons who are going to acquire the shares being placed, including a large block of shares, and also on the fact if top office holders of the joint-stock company are going to participate in the acquisition of the Company's shares being placed.	Observed	Provision on information policy.
60.	Availability in the joint-stock company's internal documents of the list of information, documents and materials that should be provided to the stockholders for the solution of issues of the stockholders' general meeting.	Observed	Item 12.13 of the Company's Charter; Article 3 of Provision on information policy of OJSC "VolgaTelecom".
61.	Availability with the joint-stock company of the web-site in the Internet and regular disclosure of information about the joint-stock company at this web-site.	Observed	The Company has the web-site in the Internet: www.vt.ru, where the information about the Company is regularly disclosed.
62.	Availability in the joint-stock company's internal documents the requirement of disclosing information on the joint-stock company's transactions with persons who as per the Charter are top office holders of the joint-stock company, and also on the joint-stock company's transactions with organizations where the joint-stock company's top office holders directly or indirectly own 20 and more per cent of the joint-stock company's charter capital or which may be materially affected by such office holders.	Observed	Article 5 of Provision on information policy of OJSC "VolgaTelecom".
63.	Availability in the joint-stock company's internal documents of the requirement of disclosing information on all transactions that may affect the market cost of the joint-stock company's shares.	Observed partially	The Company's Board of directors makes decisions on the transactions that may affect the market cost of the Company's shares; the information about these decisions is disclosed in the form of published press-releases. In accordance with current Russian legislation the Company discloses the information as regards the transactions that may affect the market cost of the Company's shares in the form of communication about material fact and communication on the data which may materially affect the cost of the Company's securities.
64.	Availability of the internal document, approved by the Board of directors, for using essential information about the joint-stock company's activity, shares and other securities of the Company and transactions with them; this information is not publicly accessible and its disclosure may materially affect the market cost of shares and other securities of the joint-stock company.	Observed	The Provision on the procedure of using the information on OJSC "VolgaTelecom" activity, on its securities and transactions with them, the information not being publicly accessible and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities was approved by the Board of directors on June 27, 2005; Item 8 of Annex 1 to the Provision approved by the order of RF FSFM of 15.12.2004 №1245/пз-н.
	Control over financial and economic activity		

N	Provision of corporate governance Code	Observed or not observed	Comment
65.	Availability of procedures of internal control over the joint-stock company's financial-economic activity, these procedures being approved by the Board of directors.	Observed	The Company's Board of directors approved: the rules of organizing and carrying out of integrated checks of financial-economic activity of the branches and their structural sub-divisions; the plan of checks by OJSC "VolgaTelecom" internal audit department of financial-economic activity of the branches and their structural sub-divisions for 2005. Item 9 of Annex 1 to the Provision approved by the order of RF FSFM of 15.12.2004 №1245/пз-н.
66.	Availability of the joint-stock company's special sub-division ensuring the compliance with the procedures of internal control (auditing service).	Observed	The functions of the sub-division ensuring the compliance with the procedures of internal control are carried out by the Department of internal audit.
67.	Availability in the joint-stock company's internal documents of the requirement that the structure and the membership of auditing service of the joint-stock company is to be defined by the Board of directors.	Observed	Sub-item 18 of item 13.4 of the Company's Charter.
68.	The absence in the structure of the audit service of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	Observed	
69.	The absence in the structure of the audit service of the persons who are members of the joint-stock company's executive bodies, and also of persons who are a participant, general director (manager), a member of the management body or an employee of a legal entity competing with the joint-stock company.	Observed	
70.	Availability in the joint-stock company's internal documents of the time for submission of documents and materials for appreciation of carried out financial-economic operation to the audit service, and also the responsibility of the joint-stock company's office-holders and employees for their non-submission at date designated.	Observed	The time for submission of documents and materials for appreciation of carried out financial-economic operation to the audit service is stipulated by the order of the General Director when instituting this check.
71.	Availability in the joint-stock company's internal documents of the duty of the audit service to inform the committee for audit, and in case of its non-availability, the joint-stock company's Board of directors about identified violations.	Observed in practice	The Department of the internal audit informs the joint-stock company's Board of directors about identified violations after demand.
72.	Availability in the joint-stock company's Charter of the requirement of preliminary appreciation by the audit service of the expediency of making operations not envisaged by the joint-stock company's financial-economic plan (non-standard operations).	Observed	When the Company's Board of directors and the Management board approach the Company's auditing committee and the Department of internal audit, the latter may preliminary appreciate the operations not envisaged by the joint-stock company's financial-economic plan (non-standard operations).

N	Provision of corporate governance Code	Observed or not observed	Comment
73.	Availability in the joint-stock company's internal documents of the procedure of coordination of a non-standard operation with the Board of directors.	Observed	Sub-item 2 of item 13.4. of the Company's Charter, Labor contract with the Company's General Director.
74.	Availability of the internal document, approved by the Board of directors, defining the procedure of carrying out the checks of the joint-stock company's financial-economic activity by the Auditing committee.	Observed	Provision on the Company's Auditing Committee, approved on March 26, 2003 by joint (extraordinary) general meeting of shareholders.
75.	Appreciation of the auditor's report by the Committee for audit before its presentation to stockholders at general meeting of stockholders.	Observed	Item 2.2.1 of the Provision of the Committee for audit.
	Dividends		
76.	Availability of the internal document, approved by the Board of directors, which serves as a guide for the Board of directors when adopting the recommendations about the size of dividends (Provision on dividend policy).	Observed	Provision on the Company's dividend policy was approved by the Board of directors on March 30, 2005.
77.	Availability in the Provision on dividend policy of the procedure of defining the minimum share of the joint-stock company's net profit allocated for dividends payment, and of the terms and conditions under which the dividends on preferred shares, the size of dividends on them being defined in the joint-stock company's Charter, are not paid or are paid not in full.	Observed	Articles 3, 8 of the Provision on the Company's dividend policy.
78.	Publication of data on the joint-stock company's dividend policy and amendments introduced into it in the periodical stipulated by the joint-stock company's Charter for publication of communications about holding of general meetings of stockholders, and also posting of these data at the joint-stock company's web-site in the Internet.	Observed	The resolution of general meeting of stockholders on the payment of the Company's dividends is published in the periodical stipulated by the Company's Charter, and also the posting of the specified data at the joint-stock company's web-site in the Internet.

The information is presented in accordance with "Recommended practice on the structure and the form of presentation of information on compliance with the Code of corporate governance in annual reports of joint-stock companies" approved by FCSM order № 03-849/p of 30.04.2003.

As OJSC "VolgaTelecom" securities are included in quotation lists "A" of stock exchange and are put out to tender, the compliance with the requirements of the Provision on activity of trade organizing at the securities market, approved by RF FSFM order of 15.12.2004 №1245/пз-н, is obligatory for the Company.

XV. INFORMATION FOR SHAREHOLDERS

15.1. The Company's Charter capital and Securities.

As of January 1, 2006 OJSC "VolgaTelecom" charter capital amounts to 1 639 764 970 rubles and consists of 245 969 590 ordinary registered paperless shares and 81 983 404 preferred registered paperless type A shares. The face value of shares is 5,00 rubles.

The Company's placed and declared shares as of January 1, 2006.

Table 35

Shares categories (types)	Quantity	Face value

	(pieces)	(rubles)
Placed shares:	327 952 994	5
• ordinary shares – total	245 969 590	5
• preferred type A shares – total	81 983 404	5
Declared shares:	1 830 589	5
• ordinary shares	1 299 093	5
• preferred type A shares	531 496	5

15.2. The structure of joint-stock capital

Distribution of OJSC "VolgaTelecom" shares among shareholders as of January 1, 2006.

Table 36

Shareholders	Number of shareholders	Ordinary registered shares, % in Charter capital	Preferred registered shares, % in Charter capital	Stake in Charter capital, %
Legal entities, including	203	71,41	18,55	89,95
Owners, including	179	40,38	7,07	47,44
OJSC "Svyazinvest"	1	38,00	-	38,00
Nominee holders	24	31,03	11,48	42,51
Natural persons	28 443	3,60	6,45	10,05

The structure of joint-stock capital as of January 1, 2006.

Chart 14


13,62
38,00
1,05
1,08
1,48
2,09
3,36
3,49
5,48
9,88
20,47
OJSC "Svyazinvest" 38.00%
"ING Bank (Eurasia) CJSC" 20.47%
CJSC "Depositary-Clearing Company" 9.88%
Lindsell Enterprises Limited 5.48%
CB "J.P.Morgan Bank International" (LLC) 3.49%
CJSC CB "Citibank" 3.36%
CJSC "UBS Nominees" 2.09%
Non-Commercial Partnership "National Depositary Center" 1.48%
OJSC "RTK-Leasing" 1.08%
"Deutsche Bank" LLC 1.05%
Other shareholders 13.62%

15.3. Information about the owners of the largest blocks of shares (equity stake in the Company's Charter capital is more than 1%).

Table 37

№	Name	Account category	Ordinary shares, % of Charter capital	Preferred shares, % of Charter capital	Share in Charter capital (%)
1	Open Joint Stock Company "Investment communication company"	Owner	38,00	0,00	38,00
2	"ING Bank (Eurasia) CJSC" (Closed Joint Stock Company)	Nominee holder	17,56	2,91	20,47
3	Closed Joint Stock Company "Depositary-Clearing Company"	Nominee holder	4,74	5,15	9,88
4	Lindsell Enterprises Limited	Owner	0,00	5,48	5,48
5	Commercial bank "JPMorgan Bank International" (Limited Liability Company)	Nominee holder	2,57	0,92	3,49
6	Closed Joint Stock Company Commercial Bank "Citibank"	Nominee holder	2,67	0,69	3,36
7	Closed Joint Stock Company "UBS Nominees"	Nominee holder	1,34	0,75	2,09
8	Non-Commercial Partnership "National Depositary Center"	Nominee holder	0,78	0,70	1,48
9	Open Joint Stock Company "RTK-Leasing"	Owner	1,08	0,00	1,08
10	"Deutsche Bank" Limited Liability Company	Nominee holder	1,05	0,00	1,05
11	Other shareholders		30,21	83,40	13,62

15.4. Information about trading sites (stock exchanges) where the Company's shares and ADRs are quoted.

At present OJSC "VolgaTelecom" shares are circulating at three trading sites of Russian securities market:

Table 38

		Ticker	Quotation list	Trading volume in money terms for 2005
NCP RTS	Ordinary shares	NNSI	A2	35 739 145 USD
	Preferred shares	NNSIP	A2	8 747 263 USD
OJSC "RTS"	Ordinary shares	NNSIG	A2	354 755 017 RUR
	Preferred shares	NNSIPG	A2	248 432 127 RUR
CJSC "SE MICEX"	Ordinary shares	VTEL	A2	291 733 870 RUR
	Preferred shares	VTEL	A2	153 664 981 RUR

The Company's shares are taken into account at calculation of the following stock indexes:

- RTS index.
- AK&M index (consolidated AK&M index, industry AK&M index).
- MSCI EM.

OJSC "VolgaTelecom" American Depositary Receipts are traded at the USA over-the-counter market (OTC USA) (ADR ticker – VLGAY) and in Europe at Frankfurt (FSE) (ADR ticker - NZH), Berlin (BerSE) (ADR ticker – NZH) and Stuttgart stock exchanges (SSE) (ADR ticker – NZH).

Trading volume of the Company's shares at different trading sites in 2005 (US$ thousand)

Chart 15



50 000
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
8 747
35 739
8 620
12 465
5 393
10 265
41 932
NCP RTS
OJSC "RTS"
MICEX
OTC USA
Ordinary shares, US$ thousand
Preferred shares, US$ thousand

15.5. Information on the issue (support) and advance of ADR Program.

The Company's level-I ADR program was registered in October 1997.

In 1997 the bank of New York was selected as the Depositary Bank of level-I ADR program, and in 2002 the Program was transferred to JPMorgan Chase Bank.

CJSC "ING Bank (Eurasia)" is custodian bank.

"Clifford Chance Punder" company is the legal adviser on the specified program.

One American Depositary Receipt corresponds to 2 registered paperless ordinary shares of the Company.

As of 2005 end the number of ADR was 22 194 858 pieces, which is 18,05 % of voting shares and 13,54 % of the Charter capital of the Company.

Additional information on the Company's ADR Program is available in the Internet at: http://www.vt.ru/?id=551, http://www.adr.com.

15.6. Information about the Company's credit rating and corporate governance rating.

On January 31, 2005 rating agency "Expert RA" in cooperation with Russian institute of directors (Consortium "RID - Expert RA") assigned National corporate governance rating to OJSC "VolgaTelecom" at "B++" level.

On September 6, 2005 rating agency "Expert RA" confirmed National corporate governance rating of the Company at "B++" level.

On April 15, 2005 "Standard & Poor's" raised long-term corporate credit rating of OJSC "VolgaTelecom" from "B" to "B+". Outlook is "Stable". Simultaneously "Standard & Poor's" raised OJSC "VolgaTelecom" long-term rating as per Russian scale from "ruA-" to "ruA+".

On April 15, 2005 "Standard & Poor's" also raised long-term credit rating of the Company's bonds issue (rubles) of the amount of 1 billion rubles with maturity term in February 2006 to "ruA+" level as per Russian scale.

On September 6, 2005 Corporate governance rating Service of "Standard & Poor's" reduced the rating to level CGR-4+ as per international scale and CGR-4,8 as per Russian scale.

On November 8, 2005 International Rating Agency "Standard & Poor's" published the reports on the Company's credit rating with confirmation of international long-term credit rating at "B+" level, outlook – "Stable".

On December 14, 2005 "Standard & Poor's" assigned credit rating as per national scale at level "ruA" to two issues of OJSC "VolgaTelecom" priority unsecured bonds nominated in rubles of BT-2 and BT-3 series with trading volumes correspondingly 3,0 billion and 2,3 billion rubles.

The information about credit ratings and the Company's corporate governance rating is available in the Internet at:
http://www.vt.ru/?id=310, http://www.vt.ru/?id=1042, http://www.standardandpoors.ru.

15.7. Information about the Company's auditors (according to Russian and International accounting standards):

Limited Liability Company "Ernst & Young" (LLC "Ernst & Young");

Location: 115035, Russia, Moscow, Sadovnicheskaya naberezhnaya, bld.77, str.1;

The license for audit activity, including general and bank audit, and also the audit of insurance companies, funds and exchanges, № E002138, approved by order of September 30, 2002 of the Ministry of Finance of Russian Federation, license validity term – till September 30, 2007;

LLC "Ernst &Young" provides OJSC "VolgaTelecom" with the services of audit of accounting statement made in accordance with RF legislation and of consolidated financial statement drawn up in accordance with IFRS;

Contract for audit services provision № I&C/2005-278/829 of 12.10.2005 stipulates rendering audit services of accounting statement forms and of explanatory memorandum to OJSC "VolgaTelecom" accounting statement in accordance with Russian accounting standards (RAS) for the period from January 01, 2005 to December 31, 2005 , and also the audit services of OJSC "VolgaTelecom" consolidated financial statement drawn up in

accordance with International Financial Reporting Standards (IFRS) as of December 31, 2005 and for 2005.

The cost of services amounts to US$562 000.

The contract is valid till LLC "Ernst & Young" performance in full of its obligations of audit of the Company's accounting statement and consolidated financial statement for 2005.

15.8. Information about the Company's registry holder:

Open Joint Stock Company "Incorporated Registration Company".

License № 10-000-1-00314 issued on 30.03.2004 by RF FCSM with no limitation of validity term.

Mail address: 107078, Moscow, Kalanchevskaya str., P.O.Box. 162

Telephone/fax: (495) 933-42-21, E-mail address:ork@ork-reestr.ru.

15.9. Information about the Company's branches.

OJSC "VolgaTelecom" consists of General directorate and 11 branches:

- *General directorate*
  603000, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi
  Phone/fax: +7(8312) 33-20-47/30-67-68,
  E-mail: gd@vt.ru ,http://www.vt.ru
- *Kirov branch:*
  601000, Kirov city, Drelevsky str., 43/1
  Phone: (8332) 62-98-31, fax: (8332) 62-12-46
  E-mail: dir@kirov.vt.ru, http://www.volgatelecom.kirov.ru
- *Branch in the Republic of Mariy El*
  424000, the Republic of Mariy El, Yoshkar-Ola town, Sovetskaya str., 138
  Phone: (8362) 66-45-71, fax: (8362)63-00-99
  E-mail: info@mari.vt.ru, http://www.mari.vt.ru
- *Branch in the Republic of Mordoviya*
  430000, the Republic of Mordoviya, Saransk town, Bolshevistskaya str., 13
  Phone: (8342) 32-70-04, fax: (8342) 17-60-70
  E-mail: office@rm.vt.ru, http://www.isp.moris.ru
- *Nizhny Novgorod branch*
  603000, Nizhny Novgorod city, B. Pokrovskaya str., 56
  Phone: (8312) 30-55-32, fax: (8312) 30-87-53
  E-mail: director@nnov.vt.ru, http://www.nnov.vt.ru
- *Orenburg branch*
  460000, Orenburg city, Volodarsky str., 11
  Phone: (3532) 77-34-10, fax: (3532) 72-01-62
  E-mail: office@reg.esoo.ru, http://www.esoo.ru
- *Penza branch*
  440606, Penza city, Kuprin str., 1/3,
  Phone: (8412) 52-17-12, fax: (8412) 52-36-88
  E-mail: office@penza.vt.ru, http://www.sura.ru
- *Samara branch*
  443010, Samara city, Krasnoarmeiskaya str., 17
  Phone: (846) 332-10-20, fax: (846) 264-05-10
  E-mail: director@samara.vt.ru, http://www.ssr.ru
- *Saratov branch*
  410012, Saratov city, Kiselev str., 40

Phone: (8452) 27-14-18, fax: (8452) 50-84-53
E-mail: office@saratov.vt.ru, http://www.saratov.vt.ru

- *Branch in the Republic of Udmurtiya*
  426008, the Republic of Udmurtiya, Izhevsk city, Pushkinskaya str., 278
  Phone: (3412) 22-69-91, fax: (3412) 51-01-41
  E-mail: utc@utc.ru, http://www.utc.ru
- *Ulyanovsk branch*
  432980, Ulyanovsk city, L.Tolstoy str., 60
  Phone: (8422) 41-20-10, (8422) 41-24-22
  E-mail: office@ul.vt.ru, http://www.ul.vt.ru
- *Branch in the Republic of Chuvashiya*
  428000, the Republic of Chuvashiya, Cheboksary town, Lenin avenue, 2
  Phone: (8352) 66-11-93, fax: (8352) 66-22-93
  E-mail: director@chr.vt.ru, www.chtts.ru

The Company's contact phone: +7 (8312) 33-20-47
Fax: +7 (8312) 30-67-68
E-mail address: gd@vt.ru
Address in the Internet: http://www.vt.ru

General Director of
OJSC "VolgaTelecom" ____________ **S.V. Omelchenko**

Chief accountant of
OJSC "VolgaTelecom" ____________ **N.I. Popkov**

The Company's annual report was preliminary approved by OJSC "VolgaTelecom" Board of directors on May 19, 2006 (minutes № 32).

BALANCE SHEET

			CODES
		Form № 01 by OKUD	0710001
as of	**December 31, 2005**	Date (year, month, day)	2005.12.31
Organization	**OJSC "VolgaTelecom"**	by OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	5260901817
Activity type	**electric communication**	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	**47/16**
Measure unit:	**thousand rubles**	by OKEI	**384**

Address: 603000, Nizhny Novgorod city, Maxim Gorky square, Dom svyazi

The date of approval	
The date of dispatch (receipt)	31.12.2006

ASSET	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	32	40
Fixed assets	6.1	120	120	19 786 083	22 492 980
Capital investments	6.2	130	130	1 204 444	803 373
Income-bearing placements into tangible assets		135	135	1 177	12 311
Long-term financial investments	6.3	140	**140**	1 251 842	1 309 098
including: investments into associated companies			141	1 219 442	1 273 033
investments into affiliates			142	21 860	12 475
investments into other organizations			143	8 651	21 701
other long-term financial investments			144	1 889	1 889
Deferred tax assets	6.4	145	145	301 197	200 918
Other non-current assets	6.5	150	150	1 699 196	2 505 595
Total for section I		190	**190**	24 243 971	27 324 315

ASSET	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventory		210	**210**	854 899	615 818
including:					
raw materials, materials and other similar values	*6.6*	211	211	688 631	444 080
work in progress expenses (distribution costs)		213	213	81	168
finished commodity and goods for resale		214	214	36 326	47 647
goods shipped		215	215	24	-
deferred expenses		216	216	129 833	123 923
other inventory and expenses		217	217	4	-
VAT for acquired valuables		220	220	1 266 225	959 066
Accounts receivable (payments are expected in over 12 months after the report date)		230	**230**	28 497	14 786
including:					
buyers and customers	*6.7*	231	231	3 308	2 319
advances paid out			232	3 313	950
other debtors			233	21 876	11 517
Accounts receivable (payments are expected within 12 months after the report date)		240	**240**	1 462 729	1 769 385
including:					
buyers and customers	*6.8*	241	241	1 154 435	1 450 998
advances paid out			242	135 501	107 837
other debtors	6.9		243	172 793	210 550
Short-term financial investments	6.3	250	250	7 761	4 762
Monetary resources,		260	260	344 723	1 134 960
Other current assets		270	270	707	773
Total for section II		290	**290**	3 965 541	4 499 550
BALANCE (sum of lines 190+290)		300	**300**	28 209 512	31 823 865

LIABILITIES	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter capital	**6.10**	410	410	1 639 765	1 639 765
Capital surplus		420	420	3 980 430	3 812 947
Reserve capital		430	430	81 988	81 988
Treasury stock		411	440	-	-
Undistributed profit (uncovered loss) of past years		470	460	8 890 265	8 502 660
Undistributed profit (uncovered loss) of the report year		470	470	X	2 261 360
Total for section III		490	**490**	14 592 448	16 298 720
IV. LONG-TERM LIABILITIES					
Credits and loans	**6.14**	510	**510**	3 734 001	7 340 869
including:					
credits			511	2 631 000	1 925 150
loans			512	1 103 001	5 415 719
Deferred tax liabilities	6.15	515	515	580 691	712 558
Other long-term liabilities	6.16	520	520	1 408 186	1 110 066
Total for section IV		590	**590**	5 722 878	9 163 493
V. SHORT-TERM LIABILITIES					
Credits and loans	**6.14**	610	**610**	3 513 292	2 289 598
including:					
credits			611	2 042 520	1 004 024
loans			612	1 470 772	1 285 574
Accounts payable,		620	**620**	3 921 305	3 513 237
including:					
suppliers and contractors	*6.17*	621	621	2 584 322	2 059 629
advances received	6.17	625	622	340 540	317 657
wage arrears		622	623	65 279	67 842
debt to government extrabudgetary funds		623	624	42 952	35 437
tax debt		624	625	393 226	399 845
other creditors	6.17	625	626	494 986	632 827
Debt to participants (founders) for income payments		630	630	29 411	22 844
Unearned revenue	6.18	640	640	230 372	216 554
Reserves for future expenses		650	650	199 806	307 799
Other short-term liabilities		660	660	-	11 620
Total for section V		690	**690**	7 894 186	6 361 652
BALANCE (sum of lines 490+590+690)		700	**700**	28 209 512	31 823 865

Reference on availability of valuables being accounted on off-balance-sheet accounts

Item description	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Rented fixed assets		910	901	301 591	611 053
including under leasing		911	911	176 550	66 106
Inventory items received in custody		920	902	60 910	4 399
Commodities received for commission		930	903	3 945	3 748
Accounts receivable of insolvent debtors written-off as a loss		940	904	179 330	249 430
Cover funds for liabilities and payments received		950	905	3 976	7 065 160
Cover funds for liabilities and payments given		960	906	8 116 121	5 984 126
Housing facilities depreciation		970	907	21 065	16 840
Depreciation of land improvement objects and other similar objects		980	908	2 565	2 849
Payments for communication services			909	62 332	214 199

Reference on net assets cost

Item description	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Net assets			1000	14 822 820	16 515 274

CEO ____________ Omelchenko S.V. **Chief accountant**________ Popkov N.I.

(signature) (signator) (signature) (signator)

March 31, 2006

INCOME STATEMENT

			CODES
		Form № 02 by OKUD	0710002
for	2005	Date (year, month, day)	2005.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Item description	Explana tions	Index code	Line code	For the reporting period	For similar period of the previous year
1	1a	2	2a	3	4
I. Profit and expenses of ordinary activities					
Revenue(net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)		010	010	21 348 394	18 604 604
including from sales: of telecommunication services			011	20 787 642	18 171 248
Prime cost of sold goods, products, works and services		020	020	(15 333 051)	(13 264 137)
including: of telecom services			021	(14 884 232)	(12 921 832)
Profit (loss) from sales (lines 010 - 020)		050	**050**	6 015 343	5 340 467
II. OPERATING EARNINGS AND EXPENSES					
Interest receivable		060	060	14 839	9 485
Interest due		070	070	(829 016)	(564 420)
Income from participation in other organizations		080	080	34 720	43 594
Other operating earnings		090	090	229 316	477 748
Other operating expenses		100	100	(791 037)	(1 308 929)
III. NON-SALES EARNINGS AND EXPENSES					
Non-sales earnings		120	120	200 854	272 520
Non-sales expenses		130	130	(1 445 215)	(1 280 714)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)		140	**140**	3 429 804	2 989 751
Income tax expenses (lines -151+/-152+/-153) including:			**150**	(1 168 405)	(933 280)
deferred tax liabilities		142	151	(133 551)	(194 506)
deferred tax assets		141	152	(100 279)	(249 862)
Current income tax		150	153	(934 575)	(988 636)
Profit (loss) of ordinary activity (lines 140-150)			**160**	2 261 399	2 056 471

Item description	Explanations	Index code	Line code	For the reporting period	For similar period of the previous year
1	1a	2	2a	3	4
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	252	32
Extraordinary expenses			180	(291)	(235)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)		190	**190**	2 261 360	2 056 268
BY REFERENCE					
Income tax contingent expenses /income			201	(823 144)	(717 491)
Recurrent tax liabilities		200	202	(376 171)	(267 911)
Recurrent tax assets		200	203	30 910	52 122

Item description	Explanations	Index code	Line code	For the reporting period	For similar period of the previous year
1	1a	2	2a	3	4
Basic earnings (loss) per share			301	0,00827	0,00752
Diluted earnings (loss) per share			302		

** It is completed in annual accounting statement

Breakdown of single profits and losses

Item description	Index code	Line code	For the reporting period		For similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgement		401	28 615	(10 992)	24 807	(16 965)
Past years profit (loss)		402	42 451	(166 557)	86 067	(127 338)
Reimbursement of damages caused by default or inadequate fulfillment of obligations		403	7 210	(1 263)	8 554	(1 672)
Foreign exchange differences in foreign currency operations		404	9 612	(3 174)	26 629	(25 500)
Deductions to the assessed reserves		405	160 645	(146 474)	117 032	(933 370)
Debt amortization of payables and receivables		406	36 321	(12 001)	4 015	(7 114)

CEO __________ (signature) Omelchenko S.V. (signator)

Chief accountant __________ (signature) Popkov N.I. (signator)

__________ " ___ " __________

STATEMENT OF CHANGES OF CAPITAL

			CODES
		Form № 03 by OKUD	0710003
for	2005	Date (year, month, day)	2005.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

1. Change of capital

Item description	Index code	Line code	Charter capital	Capital surplus	Reserve capital	Undistributed profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance as of December 31, 2003		**100**	1 639 765	4 088 227	81 988	7 172 537	12 982 517
Year 2004							
Changes in accounting policy		101	-	-	-	-	-
Result of fixed assets objects revaluation		102	-	-	-	-	-
Miscellaneous		103	-	-	-	-	-
Balance as of January 1, 2004		**104**	1 639 765	4 088 227	81 988	7 172 537	12 982 517
Change of capital items:		**200**	-	(91 042)	-	1 720 421	1 629 379
Result of foreign currency translation		201	-	-	-	-	-
Net profit (loss) of the report year		202	-	-	-	2 056 268	2 056 268
Dividends		203	-	-	-	(426 889)	(426 889)
Allocations to reserve funds		204	-	-	-	-	-
Additional issue of shares at the cost of own resources		205	-	-	-	-	-
Increment in face value of shares		206	-	-	-	-	-
Change of capital at retirement of fixed assets objects		207	-	(91 042)	-	91 042	-
Miscellaneous		208	-	-	-	-	-
Increment in value of capital due to:		**210**	-	-	-	-	-
additional issue of shares at the cost of stockholders resources		211	-	-	-	-	-
reorganization of legal entity		212					
miscellaneous		213					
Reduction of capital value due to:		**220**		(16 755)		(2 693)	(19 448)
reduction of the shares quantity		221	-	-	-	-	-
reduction of the shares face value		222	-	-	-	-	-
reorganization of legal entity		223	-	-	-	-	-
miscellaneous		224	-	(16 755)	-	(2 693)	(19 448)
Balance as of December 31, 2004		**300**	1 639 765	3 980 430	81 988	8 890 265	14 592 448
Year 2005							
Changes in accounting policy		301	-	-	-	-	-
Result of fixed assets objects revaluation		302	-	-	-	-	-
Miscellaneous		303	-	-	-	-	-
Balance as of January 1, 2005	100	**304**	1 639 765	3 980 430	81 988	8 890 265	14 592 448
Change of capital items:		**400**	-	(158 235)	-	1 716 808	1 558 573
Result of foreign currency translation		401	-	-	-	-	-
Net profit (loss) of the report year		402	-	-	-	2 261 360	2 261 360
Dividends		403	-	-	-	(544 552)	(544 552)
Allocations to reserve funds	110	404	-	-	-	-	-
Additional issue of shares at the cost of own resources	121	405	-	-	-	-	-

Item description	Index code	Line code	Charter capital	Capital surplus	Reserve capital	Undistributed profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Increment in face value of shares	122	406	-	-	-	-	-
Change of capital at retirement of fixed assets objects		407	-	-	-	-	-
Miscellaneous		408	-	(158 235)	-	-	(158 235)
Increment in capital value due to:		410	-	-	-	158 235	158 235
additional issue of shares at the cost of stockholders resources	121	411	-	-	-	-	-
reorganization of legal entity	123	412	-	-	-	-	-
miscellaneous		413	-	-	-	158 235	158 235
Reduction of capital value due to:		420	-	(9 248)	-	(1 288)	(10 536)
reduction of the shares quantity	132	421	-	-	-	-	-
reduction of the shares face value	131	422	-	-	-	-	-
reorganization of legal entity	133	423	-	-	-	-	-
miscellaneous		424	-	(9 248)	-	(1 288)	(10 536)
Balance as of December 31, 2005	140	500	1 639 765	3 812 947	81 988	10 764 020	16 298 720

2.Reserves

Item description	Index code	Line code	Balance as of the year beginning	Receipt	Spent /recovered	Balance as of the year end
1	1a	2	3	4	5	6
Reserves formed as per legislation:						
Reserve fund						
data of year 2004		601	81 988	-	-	81 988
data of year 2005		602	81 988	-	-	81 988
Reserves formed as per articles of association:						
Corporalization fund of the Company's employees						
data of year 2004		603	-	-	-	-
data of year 2005		604	-	-	-	-
Assessed reserves:						
Reserves for doubtful debts						
data of year 2004		605	462 875	933 755	(139 314)	1 257 316
data of year 2005		606	1 257 317	146 474	(218 178)	1 185 613
Reserves for depreciation of financial investments						
data of year 2004		607	522	79	-	601
data of year 2005		608	601	-	(385)	216
Reserve for reduction in value of tangible assets						
data of year 2004		609	-	-	-	-
data of year 2005		610	-	-	-	-
Reserves of costs to be incurred:						
data of year 2004		611	19 320	280 424	(99 938)	199 806
data of year 2005		612	199 806	452 121	(344 128)	307 799
Reserves for contingent liabilities:						
data of year2004		613	-	-	-	-
data of year 2005		614	-	11 620	-	11 620

CEO __________ Omelchenko S.V. **Chief accountant** _______ Popkov N.I.

(signature) (signator) (signature) (signator)

______________ "___" ________

CASH FLOW STATEMENT

			CODES
		Form № 04 by OKUD	0710004
for	2005	Date (year, month, day)	2005.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Item description	Index code	Line code	For the report year	For similar period of the previous year
1	1a	2	3	4
CASH BALANCE AS OF THE REPORTING YEAR BEGINNING		**010**	344 723	234 241
OPERATING PERFORMANCE				
Cash inflow from operating performance		**020**	24 745 482	21 704 813
cash received from buyers, customers		021	23 412 003	19 450 351
cash received in the quality of agent		022	854 930	1 273 847
other income		023	478 549	980 615
Cash allocated for:		**030**	(18 976 966)	(17 450 596)
payment of acquired goods, works, services, raw materials and other current assets	150	031	(5 793 599)	(5 050 993)
remuneration of labor	160	032	(5 074 603)	(4 393 464)
interest payment	170	033	(959 040)	(662 177)
taxes and dues settlements	180	034	(5 226 693)	(4 937 678)
settlements for agency contracts		035	(767 515)	(1 188 473)
other expenses		036	(1 155 516)	(1 217 811)
Net cash from operating performance		**040**	5 768 516	4 254 217
INVESTMENT ACTIVITY				
Investment activities cash received		**050**	134 078	532 708
receipts from sale of fixed assets objects and other non-currents assets	210	051	39 008	25 524
receipts from repayment and sale of securities, sale of equity participations, equity stakes and other financial investments	220	052	54 776	447 660
dividends received, income from equity participation	230	053	33 458	38 218

interest received	240	054	980	1 563
receipts from redemption of loans granted to other organizations	250	055	3 000	1 700
other income from investment activity		056	2 856	18 043
Cash allocated for:		**060**	(6 144 315)	(7 291 920)
acquisition and creation of fixed assets objects and other non-current assets	290	061	(6 058 562)	(6 944 987)
acquisition of shares, equity participations and equity stakes	280	062	(68 630)	(264 058)
acquisition of debt securities and other financial investments	300	063	(10 000)	(60 000)
granting loans to other organizations	310	064	-	-
other investment activity expenses		065	(7 123)	(22 875)
Net cash from investment activity	**340**	**070**	(6 010 237)	(6 759 212)
FINANCIAL ACTIVITY				
Financial activity cash received		**080**	11 374 791	6 970 728
borrowed loans and credits		081	11 355 583	6 767 632
other income from financial activity		082	19 208	203 096
Cash allocated for:		**090**	(10 342 833)	(4 355 251)
redemption of loans and credits (ex interest)		091	(8 905 599)	(3 292 243)
repayment of financial lease liabilities		092	(949 685)	(672 731)
dividends payment	170	093	(486 389)	(373 885)
other financial activity expenses		094	(1 160)	(16 392)
Net cash from financial activity		**100**	1 031 958	2 615 477
Net increase (reduction) of cash		**110**	790 237	110 482
CASH BALANCE AS OF THE REPORT PERIOD END		**120**	1 134 960	344 723
The value of impact of foreign currency rate change with respect to ruble		130	-	-

CEO ________ Omelchenko S.V.
(signature) (signator)

Chief accountant ________ Popkov N.I.
(signature) (signator)

March 31, 2006

SUPPLEMENTS TO BALANCE SHEET

			CODES
		Form № 05 by OKUD	0710005
for	December 31, 2005	Date (year, month, day)	2005.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure/ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

1. Intangible assets

Item description	Index code	Line code	As of the reporting year beginning	Receipts	Retired	As of the reporting year end
1	1a	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	**101**	135	22	-	157
including: patent holder right for invention, design invention, useful model	011	102	-	-	-	-
possessor's rights on computer utility programs, data bases	012	103	106	-	-	106
owner's rights on trademark and service mark, appellation of origin of goods	014	104	29	-	-	29
other	015	105	-	22	-	22
Miscellaneous	040	106	-	-	-	-
Total		**110**	135	22	-	157

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4
Amortization of intangible assets - total	050	**120**	103	117
including: *patent holder right for invention, design invention, useful model*		121	-	-
possessor's rights on computer utility programs, data bases		122	96	107
owner's rights on trademark and service mark, appellation of origin of goods		123	7	10
other		124	-	-

2.Fixed assets

Item description	Index code	Line code	As of the reporting year beginning	Receipts	Retired	As of the reporting year end
1	1a	2	3	4	5	6
Buildings		201	3 566 396	167 075	(52 494)	3 680 977
Installations and transfer mechanisms		202	11 088 610	2 014 313	(271 320)	12 831 603
Machinery and equipment		203	15 974 543	2 979 104	(688 331)	18 265 316
Transport vehicles		204	457 742	27 421	(9 310)	475 853
Computing machinery and office appliances		205	1 227 194	717 036	(102 502)	1 841 728
Housing stock		206	78 688	2 169	(17 641)	63 216
Land plots and nature objects		207	6 246	25	(296)	5 975
Other types of fixed assets		208	305 070	72 479	(8 579)	368 970
Total		**210**	32 704 489	5 979 622	(1 150 473)	37 533 638

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Fixed assets depreciation - total	140	**220**	12 918 406	15 040 658
including: buildings		221	799 281	839 928
installations and transfer mechanisms		222	4 507 981	4 809 511
Machinery and equipment		223	6 610 592	7 988 975
Transport vehicles		224	300 884	339 370
Computing machinery and office appliances		225	517 996	833 601
Other types of fixed assets		226	181 672	229 273

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Fixed assets objects let on lease from line 210 - total		**230**	236 402	183 882
including: buildings		231	153 998	152 140
installations and transfer mechanisms		232	41 904	8 224
Machinery and equipment		233	39 023	20 951
Transport vehicles		234	1 133	742
Other types of fixed assets		235	344	1 825
Fixed assets put in dead storage from line 210		240	12 105	8 571

BY REFERENCE	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Result of reassessment of fixed assets:		**250**	-	-
of initial (replacement) cost	171	251	-	-
of amortization	172	252	-	-
Fixed assets objects took on lease - total		**260**	301 591	611 053
including: buildings		261	97 479	356 879
installations and transfer mechanisms		262	34 973	56 099
Machinery and equipment		263	122 335	149 348
Transport vehicles		264	363	1 095
Other types of fixed assets		265	46 441	47 632
Property objects being in operation and included into fixed assets prior to registration of right of ownership		270	403 085	720 103

3. Income-bearing placements into tangible assets

Item description	Index code	Line code	As of the reporting year beginning	Receipts	Retired	As of the reporting year end
1	1a	2	3	4	5	6
Property for lease		301	-	-	-	-
Property granted by hiring contract		302	-	-	-	-
Other		303	1 205	12 180	(622)	12 763
Total		**310**	1 205	12 180	(622)	12 763

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Amortization of income-bearing placements into tangible assets		311	28	452

4.Expenses for research-and-development activity and technological works

Kinds of activities description	Index code	Line code	As of the reporting year beginning	Receipts	Written off	As of the reporting year end
1	1a	2	3	4	5	6
Completed R&D, the results of which are used for production or managerial needs of the organization	310	400	-	-	-	-

BY REFERENCE	Index code	Line code	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4
The amount of expenses for R&D and technological works in progress	320	401	-	-

BY REFERENCE	Index code	Line code	For the reporting period	For the similar period of the previous year
1	1a	2	3	4
Sum of expenses classified as ordinary activities expenses		402	-	-
The amount of expenses for R&D and technological works that did not produce positive results and classified as non-sales expenses		403	-	-

5. Financial investments

Item description	Index code	Line code	Long-term		Short-term	
			As of the reporting year beginning	As of the reporting period end	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4	5	6
Contributions to charter (reserve) capitals of other organizations - total	510	501	1 249 953	1 307 209	-	-
Including: associated and affiliated companies	511	502	1 241 302	1 285 508	-	-
Government, municipal and outside organizations bonds	515	503	-	-	-	-
Long drafts	520	504	1 889	1 889	-	-
Loans granted	525	505	-	-	5 925	2 925
Deposits	530	506	-	-	-	-
Other	535	507	-	-	1 836	1 837
Total	540	**510**	1 251 842	1 309 098	7 761	4 762
From the total amount the financial investments having fair market value: Contributions to charter (reserve) capitals of other organizations - total	550	511	803	2 137	-	-
Including: associated and affiliated companies	551	512	-	-	-	-
Government, municipal and outside organizations bonds	555	513	-	-	-	-
Long drafts	560	514	1 889	1 889	-	-
Other	565	515	-	-	-	-
Total	570	**520**	2 692	4 026	-	-
BY REFERENCE For financial investments having fair market value, the change of cost as a result of valuation correction	580	521	420	1 333	-	

6. Ordinary activities expenses (element wise costs)

Item description	Index code	Line code	For the reporting year	For the previous year
1	1a	2	3	4
Material expenses	710	601	(4 641 181)	(4 018 018)
Wage costs	720	602	(5 204 912)	(4 472 235)
Benefits-related deductions	730	603	(1 299 343)	(1 455 349)
Amortization	740	604	(2 550 115)	(1 911 598)
Other expenses	750	605	(1 637 500)	(1 406 937)
Element wise costs total	760	**610**	(15 333 051)	(13 264 137)
Change of balances (increment [+], reduction [-]): of work in progress	765	621	88	1 832
of deferred expenses	766	622	5 910	23 218

7.Guarantee

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4
Guarantees received - total		**710**	3 976	7 065 160
Including: banks' guarantees		711	-	-
guaranties of third parties		712	259	7 061 182
long drafts		713	-	-
pledged property		**714**	3 717	3 978
including: fixed assets objects		715	3 717	3 978
securities and other financial investments		716	-	-
other property		717	-	-
miscellaneous		718	-	-
Guarantees granted - total		**720**	8 116 121	5 984 126
including: guaranties of third parties		721	1 393 526	2 241 045
long drafts		722	1 141 868	-
pledged property		**723**	5 580 727	3 743 081
including: fixed assets objects		724	5 580 727	3 743 081
securities and other financial investments		725	-	-
other property		726	-	-
miscellaneous		727	-	-

8. Government assistance

Item description	Index code	Line code	For the reporting year	For similar period of the previous year
1	1a	2	3	4
Budgeting funds received in the fiscal year - total	910	**810**	3 902	6 001
including: Funds on capital expense		811	2 300	6 000
Funds on current expenses		812	1 602	1

Item description	Index code	Line code	As of the reporting year beginning	Received for the reporting period	Returned for the reporting period	As of the reporting period end
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**	26 596	-	(12 190)	14 406
Funds on capital expense		821	26 596	-	(12 190)	14 406
Funds on current expenses		822	-	-	-	-

CEO __________ Omelchenko S.V.
(signature) (signator)

Chief accountant ________ Popkov N.I.
(signature) (signator)

________ " __ " ________

1283-2(b)

Joint-Stock Company

VOLGATELECOM

Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.

The date of the meeting - **June 26, 2006.**
The meeting's location – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail address to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BALLOT № 1

Shareholder:

Individual code:

Issue № 1 of the agenda: "Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year"

Number of votes:

The resolution's wording: Approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2005) fiscal year.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
FOR	**AGAINST**	**ABSTAIN**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions should be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be obligatory signed by the shareholder or by his/her representative!

1283-2(b)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.

The date of the meeting - **June 26, 2006.**
The meeting's location – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail address to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BALLOT № 2

Shareholder:

Individual code:

Issue № 2 of the agenda: "On payment of dividends for 2005, the size, time and form of their payment on the shares of each category".

Number of votes:

The resolution's wording: Pay dividends for 2005:
- On ordinary shares in the size of 1,4744 rubles per a share in money form starting from 15.07.2006 till 15.12.2006;
- On preferred shares in the size of 2,7583 rubles per a share in money form starting from 15.07.2006 till 15.12.2006.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
FOR	**AGAINST**	**ABSTAIN**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions should be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be obligatory signed by the shareholder or by his/her representative!

1283-2(b)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

<ins>The form of the meeting</ins> – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.

<ins>The date of the meeting</ins> - **June 26, 2006.**
<ins>The meeting's location</ins> – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city.**
<ins>The time of registration beginning</ins> – **8:00 a.m.**
<ins>The time of the meeting's beginning</ins> – **10:00 a.m.**
<ins>The mail address to where the shareholders may send the filled ballots</ins> – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BALLOT № 3

Shareholder:

Individual code:

Issue № 3 of the agenda: "Introduction of changes and addenda to the Company's Charter".

Number of votes:

The resolution's wording: Introduce changes and addenda to the Company's Charter.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
FOR	**AGAINST**	**ABSTAIN**

Leave uncrossed out <ins>only one voting version</ins>, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions should be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

<ins>The ballot should be obligatory signed by the shareholder or by his/her representative!</ins>

Joint-Stock Company

VOLGATELECOM

Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.

The date of the meeting - **June 26, 2006.**
The meeting's location – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail address to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BALLOT № 4

Shareholder:

Individual code:

Issue № 4 of the agenda: "Introduction of changes and addenda to the Provision on the Company's Board of directors".

Number of votes:

The resolution's wording: Introduce changes and addenda to the Provision on the Company's Board of directors.

Voting versions

Bar-code zone	Bar-code zone	Bar-code zone
FOR	**AGAINST**	**ABSTAIN**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions should be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be obligatory signed by the shareholder or by his/her representative!

1283-2(b)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.

The date of the meeting - **June 26, 2006.**
The meeting's location – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail address to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BALLOT № 5

Shareholder:

Individual code:

Issue № 5 of the agenda: "Introduction of changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company".

Number of votes:

The resolution's wording: Introduce changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
FOR	**AGAINST**	**ABSTAIN**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions should be crossed out by one of the following methods: [crossed box] or [struck-through box]

Shareholder's signature or of his/her representative

The ballot should be obligatory signed by the shareholder or by his/her representative!

1253-2(6)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.

The date of the meeting - **June 26, 2006.**
The meeting's location – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail address to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BALLOT № 6

Shareholder:

Individual code:

Issue № 6 of the agenda: "Introduction of changes and addenda to the Provision on the Company's Auditing committee".

Number of votes:

The resolution's wording: Introduce changes and addenda to the Provision on the Company's Auditing committee.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
FOR	**AGAINST**	**ABSTAIN**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions should be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be obligatory signed by the shareholder or by his/her representative!

1283-2(b)

Joint-Stock Company

VOLGATELECOM

Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.

The date of the meeting - **June 26, 2006.**
The meeting's location – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail address to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000..**

BALLOT № 7

Shareholder:
Individual code:

Issue № 7 of the agenda: "Election of the members of the Company's Board of directors".

The number of voting shares: Total number of votes:

The resolution's wording: Elect the members of the Company's Board of directors:

Bar-code zone **Bar-code zone** **Bar-code zone**

Voting versions

FOR	AGAINST all the candidates	ABSTAIN for all the candidates

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions should be crossed out by one of the following methods: or

№	Candidate's surname, name and patronymic name	The number of "FOR" votes
1.	Andreev Vladimir Alexandrovich	
2.	Belyaev Konstantin Vladimirovich	
3.	Bulancha Sergey Anatolievich	
4.	Grigorieva Alla Borisovna	
5.	Degtyarev Valeryi Victorovich	
6.	Dudchenko Vladimir Vladimirovich	
7.	Enin Evgenyi Petrovich	
8.	Kuznetsov Sergey Ivanovich	
9.	Kulikov Denis Victorovich	
10.	Morozov Andrey Vladimirovich	
11.	Omelchenko Sergey Valerievich	
12.	Savchenko Victor Dmitrievich	
13.	Slizen Vitalyi Alexandrovich	
14.	Fedorov Oleg Romanovich	
15.	Chernogorodskyi Sergey Valerievich	

Shareholder's signature or of his/her representative

12§3-2(b)

Joint-Stock Company VOLGATELECOM

Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.

The date of the meeting - **June 26, 2006.**
The meeting's location – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail address to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BALLOT № 8

Shareholder:
Individual code:

Bar-code zone

Issue № 8 of the agenda: "Election of the members of the Company's Auditing committee".

Number of votes:

The resolution's wording: Elect the Company's Auditing committee with the structure:

Candidate:	Voting versions		
Belyakova Nataliya Yurievna	FOR	AGAINST	ABSTAIN
Golubitskyi Bogdan Ivanovich	FOR	AGAINST	ABSTAIN
Zubova Tatiana Yurievna	FOR	AGAINST	ABSTAIN
Kopjev Alexey Evgenievich	FOR	AGAINST	ABSTAIN
Koroleva Olga Grigorievna	FOR	AGAINST	ABSTAIN
Polovnev Igor Georgievich	FOR	AGAINST	ABSTAIN
Shevchuk Alexander Victorovich	FOR	AGAINST	ABSTAIN

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Leave "FOR" voting version for not more than 5 candidates.

Needless voting versions should be crossed out by one of the following methods:


or


1283-2(b)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.

The date of the meeting - **June 26, 2006.**
The meeting's location – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail address to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BALLOT № 9

Shareholder:

Individual code:

Issue № 9 of the agenda: "Approval of the Company's auditor for 2006".

Number of votes:

The resolution's wording: **Approve LLC "Ernst & Young" as the Company's auditor for 2006".**

Bar-code zone | **Bar-code zone** | **Bar-code zone**

Voting versions

FOR	**AGAINST**	**ABSTAIN**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions should be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be obligatory signed by the shareholder or by his/her representative!

1283-2(6)

Joint-Stock Company

VOLGATELECOM

Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.

The date of the meeting - **June 26, 2006.**
The meeting's location – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail address to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BALLOT № 10

Shareholder:

Individual code:

Issue № 10 of the agenda: "Determination of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors".

Number of votes:

The resolution's wording: Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:

- 0,26 % (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2006;
- 0,78 % (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2006.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
FOR	**AGAINST**	**ABSTAIN**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions should be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be obligatory signed by the shareholder or by his/her representative!

1283-2(6)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.

The date of the meeting - **June 26, 2006.**
The meeting's location – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail address to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BALLOT № 11

Shareholder:

Individual code:

Issue № 11 of the agenda: "On termination of the Company's participation in Chamber of Commerce and Industry of the Republic of Mariy El by leaving its membership".

Number of votes:

The resolution's wording: **Terminate the Company's participation in Chamber of Commerce and Industry of the Republic of Mariy El by leaving its membership.**

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
FOR	**AGAINST**	**ABSTAIN**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions should be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be obligatory signed by the shareholder or by his/her representative!

1283-2(b)

Joint-Stock Company

VOLGATELECOM

Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.

The date of the meeting - **June 26, 2006.**
The meeting's location – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail address to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BALLOT № 12

Shareholder:

Individual code:

Issue № 12 of the agenda: "On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership".

Number of votes:

The resolution's wording: **Terminate the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership.**

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
FOR	**AGAINST**	**ABSTAIN**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities

Needless voting versions should be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be obligatory signed by the shareholder or by his/her representative!

12g3-2(b)

PROPOSED DRAFTS OF RESOLUTIONS ON THE ISSUES OF THE AGENDA OF THE ANNUAL GENERAL MEETING OF STOCKHOLDERS OF OPEN JOINT STOCK COMPANY "VOLGATELECOM",

To be held on June 26, 2006 at: Nizhny Novgorod city, M.Gorky square, Dom Svyazi, in the form of joint presence of the stockholders (their authorized representatives) for the discussion of issues of the agenda and for passing the resolutions on them, with preliminary distribution (return) of voting bulletins prior to the meeting's holding

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year.

THE RESOLUTION'S DRAFT:

Approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year.

2. On payment of dividends for 2005: the size, time and form of their payment on the shares of each category.

THE RESOLUTION'S DRAFT:

Pay dividends for 2005:

- **On ordinary shares in the size of 1,4744 rubles per a share in money form starting from 15.07.2006 till 15.12.2006;**
- **On preferred shares in the size of 2,7583 rubles per a share in money form starting from 15.07.2006 till 15.12.2006.**

3. Introduction of changes and addenda to the Company's Charter.

THE RESOLUTION'S DRAFT:

Introduce changes and addenda to the Company's Charter.

4. Introduction of changes and addenda to the Provision on the Company's Board of directors.

THE RESOLUTION'S DRAFT:

Introduce changes and addenda to the Provision on the Company's Board of directors.

5. Introduction of changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company.

THE RESOLUTION'S DRAFT:

Introduce changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company.

6. Introduction of changes and addenda to the Provision on the Company's Auditing committee.

THE RESOLUTION'S DRAFT:

Introduce changes and addenda to the Provision on the Company's Auditing committee.

7. Election of the members of the Company's Board of directors.

THE RESOLUTION'S DRAFT:

Elect the members of the Company's Board of directors:

(11 candidates who won the most of the votes are considered to be elected to the Board of directors.)

8. Election of the members of the Company's Auditing committee.

THE RESOLUTION'S DRAFT:

Elect the Company's Auditing committee with the structure:

(5 candidates who won the most of the votes are considered to be elected to the Auditing committee.)

9. Approval of the Company's auditor for 2006.

THE RESOLUTION'S DRAFT:

Approve LLC "Ernst & Young" as the Company's auditor for 2006.

10. Determination of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors.

THE RESOLUTION'S DRAFT:

Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:

- 0,26 % (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2006;
- 0,78 % (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2006.

11. On termination of the Company's participation in Chamber of Commerce and Industry of the Republic of Mariy El by leaving its membership.

THE RESOLUTION'S DRAFT:

Terminate the Company's participation in Chamber of Commerce and Industry of the Republic of Mariy El by leaving its membership.

12. On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership.

THE RESOLUTION'S DRAFT:

Terminate the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership.

OJSC "VolgaTelecom" Board of directors

1283-2(b)

If you hold shares through ADRs:

Within the framework of preparing for the annual general meeting of shareholders OJSC "VolgaTelecom" is closely cooperating with depositary bank "JPMorgan Chase Bank" and custodian bank "ING Bank (Eurasia) ZAO" as regards the observance of ADRs holders rights to vote on the issues of the agenda of the general meeting of shareholders: notices, ballots and all the materials for the meeting are distributed in English. Election returns are received from custodian bank and are accounted for when counting of votes at the shareholders' meeting.

I. How to obtain a proxy voting card

• In case you are not a registered ADR holder and hold your shares through a financial intermediary, such as a bank, broker or nominee, you should send the instruction to your financial intermediary asking them to request the proxy card and vote on your behalf.

• Your custodian has to vote holder's position through the proxy card. The custodian or the broker has to request it through **Proxy Services Corporation at +1-201-433-5353.** The custodian shall simply state that it represents a holder of ADRs who wants to vote. They will fax over to the custodian the blank proxy voting card, which the latter shall complete in accordance with your instructions.

• If you are a registered ADR holder and appear on the JP Morgan register, you shall receive AGM notice and proxy cards directly within a week time.

II. How to process and submit the proxy voting card

You as a registered holder, or your custodian in case of holding through an intermediary, shall complete and sign the proxy card, and fax over the completed proxy voting cards to **JP Morgan Processing Center** at:

Fax: +1 781 575 2121,

• **followed by DHL** to the proxy return address indicated on the ballot. Please, note that all proxies are collected at a single point – **JP Morgan US operations Service Center** at the following address:

JPMorgan Chase Bank, Depositary,
P.O. Box 43062, Providence, RI 02940-5115

JPMorgan summarizes election returns and sends them to custodian bank "ING Bank" – the Company's ADR program custodian. "ING Bank" represents the interests of ADRs holders through its representation office in Russia - "ING Bank (Eurasia) ZAO". Custodian bank "ING Bank (Eurasia) ZAO", which as per Russian legislation as nominee holder of all the Company's issued ADRs has the right to vote on behalf of all the Company's ADRS holders, sends the summary list of voting on the issues of the agenda of OJSC "VolgaTelecom" shareholders meeting.

Information disclosure to OJSC "VolgaTelecom" ADRs holders

During the year OJSC "VolgaTelecom" regularly discloses the information about its activity by posting the information at its corporate site at: http://www.vt.ru/?id=733 and at: www.adr.com and by distribution of corporate materials as per the distribution list, as well as timely submission of all the materials subject to disclosure among the participants of Russia's securities market to US SEC.

1283-2(6)

Draft

The list of information that should be provided to persons/entities having the right to participate in the annual general meeting of shareholders:

- The Company's annual report for 2005;
- Annual accounting statement;
- Report of the Company's Auditing committee by the results of examination of the Company's financial and economic activity, the Company's annual accounting statement, and the authenticity of the data contained in the Company's annual report and annual accounting statement for 2005;
- Auditor's opinion on the Company's activity results of 2005 and evaluation of the auditor's opinion by the Committee for audit with the Company's Board of directors;
- Recommendations of the Company's Board of directors for profit distribution, including the size of dividends on the Company's shares and the procedure of their payment, and for the Company's losses based on the results of year 2005;
- Draft of changes and addenda to the Company's Charter;
- Drafts of changes and addenda to the Provision on the Board of directors, to the Provision on the Auditing committee and to the Provision on the procedure of holding general meeting of the Company's stockholders;
- Information about the candidates to the members of the Company's Board of directors;
- Information about the candidates to the Company's Auditing committee;
- Information about the Auditor;
- Information about availability or lack of written consent of the candidates to run for the Company's management and control bodies;
- Explanatory memoranda to issues № 11-12 of the agenda of the annual general meeting of shreholders;
- Extracts from the minutes of sessions of the Board of directors related to the issues of preparing the annual general meeting of the Company's stockholders;
- Drafts of resolutions on the issues of the agenda of the general meeting of stockholders.

1283-2(b)

EXTRACT FROM MINUTES № 32

Of the session of OJSC "VolgaTelecom" Board of directors in the form of joint presence

RECEIVED

2006 JUL 11 P 3:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 19, 2006 Samara city

The session's holding location: Samara city, Leningradskaya str., 24.
The time of session's holding: 11-00 a.m. (Moscow time).
11 persons were elected to the Board of directors.
5 directors took part in the session: Belyaev K.V., Andreev V.A., Kulikov D.V., Chernogorodskyi S.V. and Fedorov O.R.
5 directors provided written opinion on all the issues of the agenda: Bobin M.V., Bulancha S.A., Grigorieva A.B., Degtyarev V.V. and Kuznetsov S.I.

The following persons were INVITED:

Omelchenko S.V.	- OJSC "VolgaTelecom" General Director;
Pozdnyakov D.V.	- 1-st deputy to the General Director of the joint-stock company for economics and finances;
Frolov K.V.	- director of the Department of internal audit of OJSC "Svyazinvest";
Elkin S.L.	- deputy to the General Director – director of OJSC "VolgaTelecom" Samara branch.

THE AGENDA:

3. Preliminary approval of the Company's annual report for 2005. Consideration of annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year.

III. Preliminary approval of the Company's annual report for 2005. Consideration of annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year.

THE SPEAKERS ARE:

- Omelchenko S.V. - OJSC "VolgaTelecom" General Director.
- Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.

ALSO TOOK THE FLOOR: Belyaev K.V., Chernogorodskyi S.V. and Fedorov O.R.

Taking into account the recommendations of the Committee for corporate governance and the Committee for audit the Board of directors DECIDED:

1. To approve preliminarily OJSC "VolgaTelecom" annual report for 2005 and to recommend to the annual general meeting of shareholders to approve OJSC "VolgaTelecom" annual report for 2005, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year.

Voting: "FOR" – 10; "Against" – none; "Abstain" – none.

In accordance with item 13.7. of the Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom"	signature	K.V. Belyaev
Corporate secretary	signature	N.I. Pokrovskaya

The date of the minutes execution: May 21, 2006

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1283-2(6)

Ernst & Young

Ernst and Young LLC
Sadovnicheskaya Nab.77, bld.1
Moscow 115035, Russia
Tel.: 7 (495) 705-9700
7 (495) 755-9700
Fax: 7 (495) 755-9701
www.ey.com/russia

AUDIT OPINION ON OJSC "VOLGATELECOM" ACCOUNTING STATEMENT BY INDEPENDENT AUDIT COMPANY

To the stockholders of the OJSC "VolgaTelecom"

INFORMATION ABOUT THE AUDITOR

Name: LLC "ERNST & YOUNG".

Location: 115035, Russia, Moscow, Sadovnicheskaya Nab., 77, bld.1.

Certificate of making an entry about the legal entity registered before July 1, 2002 in the Single state register of legal entities, the date of making the entry: December 05, 2002, series 77 № 007367150, registered by the State Institution of Moscow registration chamber on June 20, 2002 №108.877, basic state registration number 1027739707203.

License for audit activity - №E002138 approved by Order of the Ministry of Finance of Russian Federation № 223 of September 30, 2002 – was issued for the period of five years.

Membership in accredited professional audit association – LLC "ERNST & YOUNG" is a member of Noncommercial partnership "Institute of professional accountants and auditors of Russia" (NP "IPA Russia)

INFORMATION ON THE AUDITED ENTITY

Name: OJSC "VOLGATELECOM"

Location: 603000, Nizhny Novgorod city, M.Gorky Sq., Dom Svyazi.

State registration: OJSC "VolgaTelecom" is registered by city's property and land resources management Committee of the Administration of Nizhny Novgorod on December, 15 1993 №448 basic state registration number 1025203014781. The date of making an entry - August 01, 2002. Certificate: series 52 № 001480204.

We audited the attached accounting statement of OJSC "VolgaTelecom" for the period from January, 1 till December 31, 2005 inclusive. The accounting statement consists of balance sheet, income statement, statement of changes of capital, cash flow statement, supplements to balance sheet and the explanatory memorandum, items 3, 4, 6.1 – 6.11, 6.13 – 12. The management of OJSC "VolgaTelecom" is responsible for accounting, preparation and presentation of this Accounting statement. Our goal is to express the opinion on the authenticity in all essential aspects of the specified statement and on the compliance of the bookkeeping procedure, as related to the preparation of accounting statement, with Russian Federation legislation, formed on the basis of conducted audit. The audit of OJSC "Volga Telecom" accounting statement for 2004 was carried out by CJSC "Ernst and Young Vneshaudit", which made unconditionally positive report of March 31, 2005.

We carried out the audit in accordance with Federal law "On the audit activity", federals rules (standards) of audit activity, Rules (Standards) of audit activity, approved by the Committee on the Audit activity with the President of Russian Federation, and International audit standards.

The audit was planned and conducted to receive reasonable confidence that the Accounting statement contains no essential misstatements. The audit was conducted on the sample basis and included the study by testing of proves confirming the values and the disclosure of information on financial and economic activity in the Accounting statement, the assessment of observance of bookkeeping principles and rules applied at preparation of the Accounting statement, the consideration of essential assessed values received by the management of the audited entity, and also the assessment of general presentation of the Accounting statement. We think that the conducted audit gives sufficient grounds for the expression of our opinion on the authenticity in all essential aspects of the Accounting statement and on the compliance of the bookkeeping procedure, as related to the preparation of accounting statement, with Russian Federation legislation.

In our opinion, the bookkeeping procedure in respect of preparation of OJSC "VolgaTelecom Accounting statement in 2005 met in all essential aspects the requirements of Federal law "On bookkeeping" № 129-ФЗ of November 21, 1996, and the above-mentioned Accounting statement, prepared in accordance with the same Law, reflects truly in all essential aspects the financial status of OJSC "VolgaTelecom" as of December 31, 2005 and the results of its financial and economic activity for the period from January 1 to December 31, 2005 inclusive, in accordance with Russian Federation legislation requirements as related to the preparation of accounting statement.

The attached accounting statement is not aimed at presentation of financial status and the activity results according to the accounting principles or methods generally accepted in countries and other administrative-territorial formations other than Russian Federation. Accordingly, the attached accounting statement is not designated for the persons unfamiliar with bookkeeping principles, procedures and methods accepted in Russia.

April 03, 2006

Ulrich Schroeder
Partner

Audit executive head
Chinnova Irina Evgenievna.
General audit qualification certificate
№ K010442 of 26.01.2004 issued for unlimited term

1283-2(b)

FINDINGS of
Auditing committee on
Annual statement of Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
For year 2005

Moscow April 17, 2006

OJSC "VolgaTelecom" Auditing committee elected by the general meeting of shareholders on June 28, 2005 in the structure of:

Chairman of the committee Koroleva O.G.,

Members of the committee Golubitskyi B.I., Zubova T.Y., Kachurin A.V., Feoktistova N.V.

Guided by the authorities defined by Federal law "On joint-stock companies", OJSC "VolgaTelecom" Charter and Provision on Auditing committee conducted the audit of the Company's financial-economic activity for year 2005.

The audit was conducted in accordance with the decision of OJSC "VolgaTelecom" Auditing committee (Minutes № 3 of February 15, 2006) within the period from February 26 to March 10, 2006 in regard to the Company's annual reporting for the fiscal year from January 01 to December 31, 2005.

The analysis was made on the basis of documents, registers of bookkeeping and tax accounting, registers and explanations provided by the Company's management. The analysis included the examination of disclosing in financial (accounting) statement of information about financial-economic activity, the evaluation of principles and methods of bookkeeping, and also the rules of preparing financial (accounting) reporting and annual statement.

The auditing committee applied the methods of sampling audit of some of the operations.

Brief information about the Company

Full brand name: Open Joint Stock Company "VolgaTelecom".

Registered office: 603000, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi.

Executive body location address: 603000, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi.

Information about registration: The Company was registered on December 15, 1993 by the Committee for management and control of city's property and land resources of administration of the city of Nizhny Novgorod, registration № 448.

The persons responsible for the Company's financial-economic activity for the period under the audit are:

- General Director Lyulin V.F. (January – March 2005),
- General Director Omelchenko S.V. (April 2005 – present time),
- Chief accountant Popkov N.I.

The Company's supreme management body is general meeting of shareholders and ad interim – the Board of directors. Collegial executive body is Management board.

Basic financial-economic performances of the Company's activity for 2005

At 2005 year-end the Company achieved the following:

1. Proceeds from sale of goods, works and services – 21,35 billion rubles
   Including communication services revenues – 20,79 billion rubles.
2. Prime cost of sold goods, works and services – 15,33 billion rubles
   Including the prime cost of communication services – 14,88 billion rubles.
3. Sales profit – 6,02 billion rubles.
4. Pretax earnings – 3,43 billion rubles.
5. Net profit – 2,26 billion rubles.

Indicators characterizing business activity and financial status of the Company:

	Indicators' description	**2005**	**2004**
1.	OIBDA, million rubles	8 565,5	7 252,1
2.	Share of OIBDA in proceeds, %	40,1	39,0
3.	Prime cost of 100 rubles of proceeds, rubles	71,8	71,3
4.	Revenue per an employee, thousand rubles	448,2	378,8
5.	Pretax earnings per an employee, thousand rubles	72,0	60,9
6.	Financial independence ratio	0,52	0,51
7.	Long-term debt financing ratio	0,36	0,28
8.	Interim coverage ratio	0,50	0,24
9.	Current ratio	0,77	0,53
10.	Average period of collection of receivables, days	27,3	29,6
11.	The period of accounts payable repayment, days	86,1	91,1
12.	Operating margin (profitability of sales), %	28,2	28,7
13.	Profitability of sales profit, %	39,2	40,2
14.	Return on assets by net profit, %	7,7	8,5
15.	Return on equity by net profit, %	14,8	15,1

Accounting statement

The bookkeeping in the Company is organized in accordance with the requirements of regulations governing the bookkeeping in Russian Federation and is maintained on the basis of Accounting policy approved by order № 325 of the Company's General Director of December 31, 2004.

The accounting statement for 2005 is prepared within the period established by Federal law "On bookkeeping", in the volume of accounting balance-sheet, profit statement, supplements to them, explanatory memorandum on the basis of reports provided by the Company's branches as per the approved forms.

The Committee for audit while checking the Company's financial-economic activity for 2005 did not reveal material violations in compliance with the requirements of Russian federation legislation and material misstatements when reflecting financial-economic operations.

The Company's accounting statement allows for forming complete and objective information about the Company's financial-economic activity and its results required for operating administration and management, and also for the use by investors, creditors, government bodies and other interested organizations and persons.

Material facts of economic operations

The Code of corporate governance was developed in the Company and approved by the Board of directors on March 11, 2004 (minutes №30) and the corporate procedures are performed in accordance with this Code.

In accordance with item 15.1 of the Charter by the decision of the Board of directors of April 26, 2005 Omelchenko S.V. was appointed the General Director, with the term of office for 2 years. The contract with the general Director was approved by the Board of directors.

The Company's Management board was formed by the Board of directors on July 12, 2005, it consists of 9 persons. In 2005 the Management board considered more than 240 issues referred by the Charter to its competence. The decisions were adopted in compliance with the requirements of the Charter and the Provision on Management board.

Information disclosure in the form of communications on material facts was made by the Company in accordance with the procedure stipulated by the Provision on information disclosure by the issuers of issuing securities approved by order № 05-5/пз-н of 16.03.2005 of RF Federal Service for Financial Markets. The facts of this procedure violation were not revealed.

The list of the Company's affiliated persons/entities and the changes that occurred in the list of affiliated persons/entities match the form specified in the Provision on information disclosure by the issuers of issuing securities approved by order № 05-5/пз-н of 16.03.2005 of RF Federal Service for Financial Markets. The list of the Company's affiliated persons/entities and the changes that occurred in the list of affiliated persons/entities are quarterly posted at the Company's web site.

Internal control system

The Provision on procedures (system) of internal control was developed in the Company and approved by the Board of directors (Minutes № 35 of June 29, 2005), this Provision sets forth distribution of powers of bodies and persons comprising the internal control system and carrying out the elaboration, approval, application and evaluation of efficiency of internal control procedures.

The efficiency of effective internal control procedures is checked by the Department of internal audit in accordance with the Provision on the Department. The results of the check are presented to the Committee for audit at least once in a quarter.

Conclusion

In accordance with the results of the audit of the Company's financial-economic activity conducted in 2005 the Auditing committee thinks that the findings allow for making the conclusion that:

- The decisions on the issues of financial-economic activity were made in 2005 by the Company's Management board and the Board of directors in accordance with current legislation and the Company's Charter,

- Accounting statement for 2005 reflects authentically in all material aspects the Company's financial status and its financial-economic activity for the period from January 1 to December 31, 2005,

- The annual statement presented by the Company in its material provisions, the reflection of which is stipulated by the legislation, contains authentic data.

Chairman of the Auditing committee Koroleva O.G.

Members of the auditing committee:

Golubitskyi B.I.,

Zubova T.Y.,

Kachurin A.V.,

Feoktistova N.V.

1253-2(b)

Evaluation of the audit opinion by the Committee for audit with the Board of directors of OJSC "VolgaTelecom"

1. The Committee for audit was constantly monitoring of the audit in order to timely recognize and prevent the problems of interrelation of the parties to audit process – LLC "Ernst & Young" (Auditor) and OJSC "VolgaTelecom" (the Company) and to take the appropriate measures.

2. The Committee for audit notes that:
   - The audit was conducted in accordance with terms and conditions of contract №I&C/2005-278/829 of 12.10.2005 with compliance with the established schedule and audit procedures;
   - The auditor performed all the obligations in accordance with terms and conditions of concluded audit services contract in regard to Russian accounting statement of the Company for year 2005;
   - In the course of the audit the members of the Committee for audit timely received from the Company's auditor all required information, explanations and answers to arising questions;
   - The auditors timely informed the Committee about their opinion on the issues of risks occurrence related to the Company's financial-economic activity.

3. The Committee for audit thinks that the audit was conducted in accordance with Federal law "On audit activity" №119-ФЗ of 07.08.2001, Federal rules (standards) of audit activity approved by RF Government Regulation № 696 of 23.09.2002, Rules (Standards) of audit activity approved by the Commission for audit activity with the President of Russian Federation and International Auditing Standards in the part not contradicting the above listed rules.

4. Having examined the Company's auditor's opinion made up on OJSC "VolgaTelecom" accounting statement for 2005, the Committee for audit believes that conducted audit procedures represent sufficient grounds to express by the auditor of opinion about the authenticity in all material aspects of the accounting statement and compliance of the procedure of maintaining bookkeeping as related to preparation of accounting statement with Russian Federation legislation.

   The Committee for audit holds the information about the Company's reporting in LLC "Ernst & Young" audit opinion to be objective and proposes to include the evaluation of the audit opinion by the Committee for audit with the Board of directors of OJSC "VolgaTelecom" into the list of materials provided for the annual general meeting of shareholders.

Chairman of the Committee for audit V.V. Degtyarev

1253-2(b)

EXPLANATORY MEMORANDUM to OJSC "VolgaTelecom" accounting statement for 2005

1. Table of contents

2. General data (the information provided in this item has not been audited)

Open Joint Stock Company “VolgaTelecom”, abbreviated name - OJSC “VolgaTelecom”, ITN 5260901817, (hereinafter - the Company) was registered on December 15, 1993 by the Committee for management and control of city’s property and land resources of administration of Nizhny Novgorod city, registration № 448. As of December 31, 2005 the Company’s personnel capacity was 47 237 men (as of December 31, 2004 – 49 381 persons).

The Company is registered at the address: 603000, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi.

As per the obtained licenses the Company carries out the following types of activity:

- Provision of local and intrazonal communication services;
- Provision of local, domestic long-distance and international long-distance communication services via payphones and shared terminals;
- Provision of domestic and international long-distance communication services;
- Provision of cellular mobile communication services (GSM-900, DCS-1800, CDMA-400, NMT-450, CDMA-800);
- Provision of mobile radiotelephone communication services;
- Provision of mobile radio communication services;
- Provision of personal radio call services;
- Provision of personal radio call services with multiplexing of VHF FM channel;
- Provision of communication channels lease services;
- Provision of telematic services (including e-mail service, access to informational resources service, call center, Telefax service, Comfax service, Office fax service, communications processing service, voice messages service, voice information transfer service, audio conferences service, video conferences service);
- Data transfer services provision;
- Provision of telegraph communication services (including “telegram” service, services of AT/Telex network);
- Cable TV services provision;
- Wire broadcasting services provision;
- Provision of TV broadcasting services by using transmission devices;
- Provision of radio broadcasting services by using transmission devices;
- Provision of local telephone communication services by using radio access facilities;
- Provision of TV broadcasting services by using transmission devices (MMDS);
- Accomplishment of works connected to data constituting a state secret;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret;

- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret, in connection with functioning of a cryptographic agency;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret as regards the technical protection of information;
- The organization and putting into effect the measures to ensure the protection of communication confidentiality and other secrets protected by the law;
- Examination of preliminary design and project documentation;
- Construction, capital repairs, reconstruction, expansion and re-equipment of communication facilities;
- Construction, capital repairs, reconstruction, re-equipment of civil installations;
- Geodesic and cartography activity;
- Training, improvement of professional skills of technical officers, the operational personnel, the administrative personnel;
- Maintenance, repair and sale of cash machines;
- Maintenance, repair and sale of communication facilities;
- Installation, repair and maintenance of security alarm systems;
- The organization of restoration of communication networks and facilities during failures and damages;
- Priority provision of communication services and facilities in the interests of defense, the state management, security, law and order;
- Putting into effect the measures for securing communication services in emergency situations;
- Putting into effect the plans of mobilization preparation of communication network and the measures under emergency situations;
- Provision of consulting services;
- Medical services provision;
- Trading and purchasing activity;
- Commercial fishery;
- Fire prevention and extinguishing activity;
- Installation jobs, repair and service of means of maintenance of fire safety of buildings and constructions;
- Operation of electric power, thermal and gas networks;
- Designing and construction of buildings and constructions of responsibility level I and II;
- Engineering research work for construction of buildings and constructions of responsibility level I and II;
- Underground survey;

- Provision of certificates for keys for digital electronic signatures, registration of electronic digital signature owners, provision of services connected to application of electronic digital signatures, and confirmation of authenticity of electronic digital signatures;
- Lumbering activity;
- Passenger traffic with motor transport equipped for transportation of more than 8 persons;
- Transportation of cargoes by motor transport means with carrying capacity over 3.5 tons;
- Material handling (loading and unloading) in railway transportation;
- Repair of measurement instrumentation;
- Storage and sales of oil, gas and products of their processing.

Data on the registrar (Registrator):

Name: The Company's registrar is CJSC "Registrator-Svyaz".

Location: Moscow

Mailing address: 107078, Moscow, Kalanchevskaya str., 15 A.

License number: № 10-000-1-00258

Date of the license issue: 01.10.2002.

Validity term: unlimited.

Body that issued the license: Russia's FCSM.

Data on the auditor:

Name: the Company's auditor is LLC "Ernst & Young".

Location: Russia, 115035, Moscow, Sadovnicheskaya naberezhnaya 77, str.1

Mailing address: 115035, Moscow, Sadovnicheskaya naberezhnaya 77, str.1

E-mail address: Moscow@ru.ey.com

Data on the auditor's license:

License number: E002138

Date of issue: September 30, 2002

Validity term: 5 years

Body that issued the license: Ministry of Finance of Russian Federation

The Chairman of the Board of directors:

- Belyaev Konstantin Vladimirovich – deputy to the General Director of OJSC "Svyazinvest".

Deputy to the Chairman:
- Bobin Maxim Victorovich – member of OJSC "VolgaTelecom" Board of directors.

Members of the Board of directors:
- Bulancha Sergey Anatolievich – deputy to the head of Federal telecommunication agency;
- Kuznetsov Sergey Ivanovich – first deputy to OJSC "Svyazinvest» General director;
- Kulikov Denis Victorovich – expert of Association for investors' rights protection;
- Slizen Vitalyi Alexandrovich – director of department of state policy in the sphere of information and communication technologies of Russian Ministry for information and communication;
- Grigorieva Alla Borisovna – deputy to the director - head of section of the department of corporate governance of OJSC "Svyazinvest";
- Andreev Vladimir Alexandrovich – rector of the Volga State Academy of telecommunications and informatics;
- Degtyarev Valeryi Victorovich – General Director of CJSC "Professional telecommunications";
- Fedorov Oleg Romanovich – executive director of CJSC "Joint financial group";
- Chernogorodskyi Sergey Valerievich – director of the department of stockholder capital of OJSC "Svyazinvest".

The Company's Management board structure comprises:

- Omelchenko Sergey Valerievich – OJSC "VolgaTelecom" General Director;
- Kirillov Alexander Ivanovich – 1-st deputy to the General Director – OJSC "VolgaTelecom" technical director;
- Pozdnyakov Denis Vyacheslavovich - 1-st deputy to the General Director for economics and finances of OJSC "VolgaTelecom";
- Astakhova Svetlana Leonidovna - deputy to the General Director – director of staff department of OJSC "VolgaTelecom";
- Ganeeva Alla Albertovna – head of networks operation section of OJSC "Svyazinvest" electric communication department;
- Dyakonov Mikhail Vasilievich – deputy to OJSC "VolgaTelecom" General Director;
- Petrov Mikhail Victorovich – deputy to OJSC "VolgaTelecom" General Director;
- Kormilitsyna Lyudmila Alexeevna – deputy to the head of section for activity provision of representatives of OJSC "Svyazinvest" corporate governance department;
- Popkov Nikolai Ivanovich – OJSC "VolgaTelecom" chief accountant.

The Company's Auditing committee structure comprises:

- Golubitskyi Bogdan Ivanovich – chief expert of budgeting section of department for economic planning and budgeting of OJSC "Svyazinvest";
- Koroleva Olga Grigorievna - chief accountant of OJSC " Svyazinvest";
- Zubova Tatiana Yurievna - deputy to the head of the section of methodology of accounting department of OJSC "Svyazinvest";

- Kachurin Alexander Vladimirovich - head of section of OJSC "Svyazinvest" department of finances;
- Feoktistova Natalia Vadimovna - head of the group of department for legal supporting of OJSC "Svyazinvest".

3. Accounting policy

This accounting statement of the Company is drawn up on the basis of the following accounting policy.

Basic approaches to drawing up annual accounting statement

Bookkeeping is done in the Company in accordance with Federal law № 129-ФЗ of November 21, 1996 "On bookkeeping" (with amendments of July 23, 1998 , March 28, December 31, 2002, January 10, May 28, June 30, 2003) and "Provision on bookkeeping and accounting statement recording in Russian Federation" approved by RF Ministry of Finances Order № 34н of July 29, 1998 (with amendments of December 30, 1999 and March 24, 2000), and also with effective regulations on bookkeeping.

The Company's accounting statement for 2005 was drawn up in accordance with the same law and regulations.

Assets and liabilities in foreign currencies

While accounting business transactions made in foreign currencies the Company applied official foreign currency rate valid on the date of the transaction settlement. Monetary assets and liabilities, the cost of which is expressed in foreign currency, are reflected in accounting statement in the amounts calculated on the basis of currency rates, established by Russian Federation Central Bank for report dates (rubles per a unit of currency):

Foreign currency	December 31, 2004	December 31, 2005
US Dollar	27,7487	28,7825
Euro	37,8104	34,1850
Japanese Yen	0,2675	0,2453

Foreign exchange differences, which occurred during the year under transactions with assets and liabilities and also during their translation in ruble equivalent as of the report date, are charged to profit and losses account and are reflected in income statement in the structure of non-sales earnings and expenses

The exception are foreign exchange differences which have appeared during the year with respect to the settlements with suppliers of fixed assets objects, the cost of which at acquisition is stated in foreign currency. Foreign exchange differences, which have appeared before the reflection of the specified fixed assets objects in the accounting records, are included in their initial cost.

In the cash flow statement the ruble equivalent of foreign exchange balances as of the beginning of the year and of foreign exchange movements during the year is calculated at the official currency rate valid on December 31, 2005, and, correspondingly, comparable data are calculated at official currency rate as of December 31, 2004.

Short-term and long-term assets and liabilities

In the statement the assets (liabilities) are referred to short-term ones if the term of their circulation (retirement) does not exceed 12 months after the report date. All the other assets and liabilities are represented in the statement as the long-term ones

Intangible assets

The structure of intangible assets reflects exclusive rights to the objects of intellectual property (trademark and exclusive copyright).

Trademark and exclusive copyright are depreciated by line method on the basis of the term of useful life of 10 and 5 years correspondingly.

In the statement the intangible assets are represented at initial cost minus depreciation amount accrued for the entire utilization time.

By the initial cost of intangible assets, acquired in exchange for goods (values) differing from monetary assets, is accepted the cost of transferred assets or the assets subject to the transfer. The specified cost was fixed on the basis of the price by which the Company under relative circumstances usually defined the cost of similar goods (values).

The cost of intangible assets is retired by the accrual of depreciation by line method during the established term of useful service. The term of useful service is defined by specially created committee and is approved in the established order on the basis of expected performance life term of the object, during which the Company expects to obtain economic benefit (profit) from its usage.

The cost of intangible assets is retired by the accrual of depreciation amount calculated by line method at account 05 "Amortization of intangible assets".

Fixed assets

The structure of fixed assets reflects buildings, installations, equipment, transport vehicles, computing machinery, office appliances, plots of land, machines and other objects with service life of over 12 months which are used for services provision and output of products, or for the Company's management needs and which are capable to provide economic benefits.

The objects of fixed assets are accepted for accounting at initial cost.

By the initial cost of fixed assets, acquired for a fee, is accepted the sum of actual costs for acquisition , construction and production, except for value-added tax and other reimbursable taxes (except for the cases established by Russian Federation legislation).

By the initial cost of fixed assets, acquired in exchange for goods (values) differing from monetary assets, is accepted the cost of transferred assets or the assets subject to the transfer. The latter was fixed on the basis of the price by which the Company under relative circumstances usually defined the cost of similar goods (values).

In the statement the fixed assets are represented at initial (replacement) cost minus depreciation amount accrued for the entire time of operation

In the structure of fixed assets, the real property objects which are commissioned and actually used before state registration of property rights for such objects are recognized.

Fixed assets are depreciated by line method as per the norms calculated on the basis of adopted terms of useful service:

Production buildings	From 5 to 100 years
Installations and transfer mechanisms	From 5 to 59 years
Communication equipment	From 3 to 30 years
Transport vehicles	From 3 to10 years
Computing machinery and office appliances	From 3 to 10 years
Other objects	From 2 to 30 years

The plots of land and objects of housing facilities were not depreciated.

The objects of fixed assets with the cost not more than 10 000 rubles per a unit, as well as books, brochures and similar publications were amortized for production outlays (expenses for sale) as they were released to production or operation by using account 02 "Amortization of fixed assets".

The outlays for all types of repairs were included into ordinary activities expenses of the report period. The reserve of the costs to be incurred for the repair of fixed assets was not established.

The interest, charged before accepting the objects of fixed assets for accounting, on credits and loans obtained for financing of acquisition (construction) of these objects was included into their initial cost. The interest, charged after accepting the objects of fixed assets for accounting, are reflected in income statement in the structure of operating earnings.

Fixed assets, obtained under financial rent (leasing) contracts and booked in the structure of the Company's fixed assets, are depreciated by line method on the basis of the term of useful service, which is established equal to leasing contract validity term.

Financial investments

Financial investments, for which current market cost is not defined, are reflected in balance sheet at their initial cost.

Initial cost of financial investments:

- acquired for value was defined as the amount of actual expenses of the Company for their acquisition,
- acquired under contracts stipulating performance of obligations (payment) by non-monetary assets was defined as the cost of assets transferred by the Company,
- in the form of investments in the capitals of affiliated, dependent and other companies, constitutes monetary appraisal, coordinated by founders (participants) of these companies.

Financial investments, for which as of the end of 2005 steady substantial reduction in value is recognized, were presented in the balance sheet minus reserve established for depreciation of financial investments. The reserve's amount was classified as the increase of operating expenses.

Financial investments, for which trade organizer at the securities market defines fair market value as per the established procedure, are reflected in the accounting statement at fair market value as of December 31, 2005 by adjusting their valuation. The amount of the adjustment is classified as the increase in operating expenses (earnings).

During the sale and other retirement of securities, for which fair market value is not defined, the retiring issuing securities were valuated by FCFS method; the retiring non-issuing securities were valuated by the actual cost of each security.

Inventories

Inventories (raw materials, materials, goods) are accepted for accounting at valuation price, which is:

- at acquisition of inventories for value – supplier' price according to supply (sales and purchase) contract;
- at production of inventories by the organization itself – the sum of actual costs connected with their production;
- at receipt of inventories in consideration for contribution to the charter capital of an organization- monetary appraisal coordinated with founders with due account for the requirements of law "On joint-stock companies"
- at receipt of inventories by the gift contract (on a gratis basis), and also remaining from the retirement of fixed assets and other property- fair market value as of the date of acceptance to accounting;
- at receipt of inventories by contracts, stipulating fulfillment of obligations (payment) by non-monetary assets – the cost of assets, transferred or subject to transfer by the Organization.

Transport and procuring expenses and other expenses for bringing the materials to the state in which they are usable, are reflected on the account 16 "Deviations in the cost of materials".

For goods in retail, booked on account 41.02. their trading values are reflected.

Retiring inventories (excluding precious metals) are valuated at average prime cost.

Precious metals are charged off at the prime cost of each unit.

Deferred expenses

Expenses incurred by the Company in the report year but relating to the next report periods are reflected as the deferred expenses. These expenses are subject to amortization on a straight-line basis during the periods to which they are related.

Deferred expenses connected with acquisition and introduction of software products and data bases, subject to amortization later than 12 months after the report date, are reflected in the balance sheet in the structure of other non-current assets.

Debts of buyers and customers

The debts of buyers and customers are reflected in the statement with VAT taken into account, the latter being paid to the budget after the receipt of payment of accounts receivable, and are defined on the basis of prices set by the contracts between the Company and the buyers (customers), all discounts (extra charges) granted by the Company being taken into account. Debt unreal for recovery was charged off the balance as it was recognized to be such.

The debt of buyers for sold services, works, goods, products, fixed assets, inventories and other property, not repaid in the terms, stipulated by contracts, and for which appropriate guarantees are not provided, is showed minus doubtful debts reserves.

The amount of reserve is defined separately for each debt on the basis of made inventory depending upon the debtor's solvency and the probability of the debt settlement.

Due to the fact that at communication enterprises the individual analysis of each doubtful debt for communication services is impossible because of large number of subscribers, the reserve is established in the amount of 100% of the debt amount for all unsettled debts for communication services, the payment of which as of the date of the reserve establishment is overdue for 90 and more days. As for the debts the payment of which is delayed less than for 90 days the reserve is not established.

The social protection bodies' debt for reimbursement of expenses, connected with granting facilities for telecommunication services, is reserved by the results of inventory of debt under contracts (agreements) with social protection bodies.

Reserve for doubtful debts is classified as the increase in operating expenses

Capital surplus and reserve capital

Capital surplus is formed due to fixed assets value increment defined during re-appraisal and also due to the seniorage obtained as a result of the Company's shares sale at the price exceeding their face value.

The Company establishes reserve capital meant for the cover of its losses, and also for the repayment of bonds and the Company's shares redemption. Reserve capital is established at the expense of the Company's net profit.

Dividends payable are recognized as liabilities and are deducted from the amount of non-distributed profit as of the report date, if they are declared prior to the report date inclusive. Dividends payable, if they are declared after the report date, are disclosed in the statement as news events after the report date.

Received credits and loans

The Company transfers long-term debt under received credits and loans into the structure of short-term debt at the time when 365 days are left to repay the principal amount of debt as per the terms and conditions of loan and (or) credit contract.

The Company recalculates as of each report date the cost of credits and loans, expressed in foreign currency and/or conventional monetary units. The differences which appear at recalculation are referred to non-sales expenses.

Additional outlays, incurred in relation to obtaining credits or loans, include the expenses related to:

- rendering of legal and consulting services to the Company;
- carrying out expert examinations;
- consumption of communication services;
- other outlays directly related to obtaining loans in money form

Additional outlays related to obtaining loans and credits, placement of borrowed liabilities are classified by the Company as the expenses of the period in which they were made.

Interest on received credits (loans) is charged on a monthly basis in accordance with the procedure established in the contract.

As for the loans received in money form and raised by the issue of the Company's own bills of exchange, the amount of discount due to payment to the holder of the bill is classified as deferred expenses with further charging off into the structure of operating expenses on a monthly basis by equal shares during the circulation period of bills of exchange.

Costs by obtained credits (loans), used for acquisition and (or) construction of investment asset, are included into the initial cost of this asset provided that the receipt by the Company of economic benefits in the future is possible or in case when the investment asset is necessary for the Company's management needs.

Costs by obtained credits (loans) are included into the cost of the investment asset till the moment of its commissioning.

Income tax settlements

The Company calculates and presents in the accounting and reporting deferred tax assets and income tax liabilities, subject to repayment in the next report periods.

Deferred tax assets and liabilities are calculated in relation to temporary differences which are income and expenses forming accounting profit (loss) in one report period and the tax base of income tax – in other report periods.

Deferred tax assets represent the part of deferred income tax which should result in the reduction of income tax due to payment to the budget in the period following the report one or in the next report periods. They are defined by applying income tax rate, established by Russian Federation legislation on taxes and dues, to the deducted temporary differences occurred in the report period

Deferred tax liabilities represent the part of deferred income tax which should result in the increase of income tax due to payment to the budget in the period following the report one or in the next report periods. They are defined by applying income tax rate, established by Russian Federation legislation on taxes and dues, to taxable temporary differences occurred in the report period.

By current income tax is recognized the tax for the taxation purposes calculated in accordance with the requirements of chapter 25 of Russian Federation Tax Code and defined in bookkeeping on the basis of the amount of contingent income tax adjusted to the amounts of constant tax assets and liabilities, and also of deferred tax assets and liabilities of the report period.

Current income tax is recognized in the reporting as a liability to the budget equal to the unpaid amount of income tax.

Contingent expense (gain) of income tax is calculated as the product of accounting profit (loss) by income tax rate established by Russian Federation legislation on taxes and dues.

Occurred income tax overpayments to the budgets of Russian Federation subjects and to local territorial budgets are reflected in the structure of accounts receivable

Revenue recognition

The Company's revenues are subdivided into the income under ordinary activities and other income (operating, non-sales and extraordinary income).

Sales proceeds of products and services rendering are recognized by the accrual method, i.e. as the services are rendered and are reflected in the accounting minus VAT and discounts granted to the buyers.

Proceeds from products sale subject to conditions of the exchange of goods (barter) are defined by the cost of values received or subject to receipt by the Company, the specified cost being calculated on the basis of prices at which the Company usually defines the cost of similar values under comparable circumstances.

Income from the Company's assets granted for rent is referred to income under ordinary activities.

Dividends in the structure of other income are recognized as they are declared.

Expenditures recognition

Expenditures depending on their nature and activity types are subdivided into the expenditures under ordinary activities and other expenses (operating, non-sales and extraordinary expenses).

Ordinary activities expenses are formed in the amount calculated in money terms equal to the amount of payment in money or other form or to the amount of accounts payable.

The Company calculates complete production cost of rendered services, work done, sold products without separating administrative and commercial expenses.

Government aid

Budgetary funds received on account of government aid (subventions, subsidies) are recognized as monetary assets and resources, differing from monetary assets, are actually received and are reflected in the balance-sheet in the structure of unearned revenues.

Budgetary credits obtained by the Company are reflected in the balance-sheet in the structure of borrowed funds.

Target financing

The funds of target financing are recognized as monetary funds and resources, differing from monetary funds, are actually received and are reflected in the balance sheet in the structure of unearned revenues.

Deferred expenses reserves

The Company establishes a reserve for the payment of coming rest leaves of employees and the reserve of deferred expenses for remuneration by the results of work for a year.

Expenses for establishment of reserves are referred to ordinary activities expenses; to the increase in the initial cost of fixed assets objects in the course of construction, and also to the structure of non-sales expenses, depending on the kind of activity the employees, considered at calculation of deferred expenses reserves.

Expenses for pension provision

Social deductions are made by means of payment of unified social tax, calculated by the Company by applying descending tax scale. At taxation of payments calculated by civil law contracts in favor of natural persons, tax rate from 26% to 25% is applied. The Company refers the sums of unified social tax to three social funds -government pension fund, social insurance fund and medical insurance fund- at that pension fund contributions are from 20% to 19% depending on the annual sum of payments and remunerations for each natural person. The contributions are referred to current expenses as they are accrued.

In addition to the package of government pension provision the Company participates in the program of one-off payment of pecuniary aid in the amount of one to three official salaries to the Company's employees in case of their retirement. This program covers the most part of the Company's workers and does not stipulate any special fund deductions. The amount of payment depends on the record of service when retiring.

The Company also participates in pension programs implemented within the package of non-government pension provision. The amounts of fees are defined on annual basis and they are classified as expenses as they occur. (See also item 9 of the present Explanatory memorandum).

Property and liabilities inventory is made:

- of fixed assets – at least once in two years as of October 31 of the report year;
- of intangible assets – every year as of November 30 of the report year;
- of uncompleted capital construction and other capital investments – every year as of October 31 of the report year;
- of raw materials, materials, equipment for installation, semi-finished products, goods, finished products at warehouses – every year as of October 31 of the report year;
- of precious metals – twice a year;
- of uncompleted production – every quarter as of the end of the quarter;
- of deferred revenues and expenditures – every year as of December 31 of the report year;
- of money funds at the accounts in banks – every year as of December 31 of the report year;
- of money funds in cash office – at least once per a quarter;
- of long-term financial investments – every year as of December 31 of the report year;
- of short-term financial investments, monetary instruments – every quarter as of the quarter end;
- of settlements with debtors and of doubtful debts reserve – every quarter as of the quarter end;
- of settlements with creditors (under settlements with communication operators) – every quarter as of the quarter end, with other creditors – once a year as of December 31 of the report year;
- of settlements for taxes and obligatory deductions to the budget and off-budget funds – at least once a year;
- of settlements for target financing – every year as of December 31 of the report year;
- of internal settlements – at least once per quarter;
- of settlements with personnel, advance holders – once a year as of December 31 of the report year.

Changes in the accounting policy for 2005

No changes capable of influencing considerably financial statement were made to the accounting policy for 2005

Changes in the accounting policy for 2006

No changes capable of influencing considerably the Company's financial statement are made to the accounting policy for 2006

4. Comparative data

Comparative data in the Company's accounting for 2005 are formed by the adjustment of data of final accounting for 2004 to bring them to conformity with accounting indexes for year 2005.

Changes of opening balance sheet as of January 1, 2005.

Line code	Balance sheet item as of 31.12.2004	Balance sheet item as of 01.01.2005	Deviations	Comments
150	1 687 359	1 699 196	11 837	Advances paid out by lease payments are transferred from line 242
230	24 904	28 497	3 593	Total of line 233
233	18 283	21 876	3 593	Settlements for other operations with staff long- term part is transferred from short-term part
240	1 478 159	1 462 729	(15 430)	Total of lines 242 , 243
242	147 338	135 501	(11 837)	Advances paid out by lease payments are transferred to line 150
243	176 386	172 793	(3 593)	Settlements for other operations with staff short- term part is transferred to long- term part
460	6 833 997	8 890 265	2 056 268	Current year profit is transferred from line 470
470	2 056 268		(2 056 268)	Current year profit is transferred to line 460

Changes of comparative information for 2005 in Supplements to the balance sheet.

Line code	Column 6 f.5 for 2004	Column 3 f.5 for 2005	Deviations	Explanations
201	3 580 620	3 566 396	(14 224)	Buildings are transferred (-2 461thousand rubles) to line 202, (+819 thousand rubles) from line 203, (+17 thousand rubles) from line. 204, (-12 462 thousand rubles) to line 206, (-137 thousand rubles) to line 208
202	11 058 964	11 088 610	29 646	Constructions are transferred (+2 461thousand rubles) from line201, (+27 665thousand rubles) from line 203, (+42thousand rubles) from line 204, (-65thousand rubles) to line 205, (-34thousand rubles) to line 207, (-423thousand rubles) to line 208
203	15 985 558	15 974 543	(11 015)	Machinery and equipment are transferred (-819thousand rubles), to line 201, to line 202 (-27 665thousand rubles), to line 204 (-18 531thousand rubles), from line 205 (+ 45 593thousand rubles), to line 208 (-9 593thousand rubles)
204	439 068	457 742	18 674	Transport vehicles are transferred (-17thousand rubles) to line 201, to line 202(-42 thousand rubles), from line 203

				(+ 18 531thousand rubles), from line 208 (+202thousand rubles)
205	1 268 189	1 227 194	(40 995)	Computing machinery and office appliances are transferred (+65thousand rubles) from line 202, from line 203 (- 45 593thousand rubles), from line 208 (+4533thousand rubles)
206	68 416	78 688	10 272	Housing facilities are transferred (+12 462thousand rubles) from line 201, to line 208 (-2 190thousand rubles)
207	6 212	6 246	34	Land plots and nature objects are transferred from line 202 (+34 thousand rubles)
208	297 462	305 070	7 608	Other types of fixed assets (+137thousand rubles) from line 201, from line 202 (+423thousand rubles) , from line 203 (+ 9 593thousand rubles), to line 204 (-202thousand rubles), to line 205 (-4 533thousand rubles), from line 206 (+2 190thousand rubles)
221	800 339	799 281	(1 058)	to line 222 (-243thousand rubles), to line 223 (-731thousand rubles), from line 224 (+17thousand rubles), to line 226 (-101thousand rubles)
222	4 516 859	4 507 981	(8 878)	from line 221 (+243thousand rubles), to line 223 (-8 331thousand rubles), from line 224 (+21thousand rubles) to line 225 (-46thousand rubles), to line 226 (-765thousand rubles)
223	6 607 659	6 610 592	2 933	from line 221(+731thousand rubles) from line 222 (+8331thousand rubles) to line 224 (-14 974thousand rubles) from line 225 (+15 002thousand rubles) to line 226 (-6 157thousand rubles)
224	285 747	300 884	15 137	to line 221 (-17thousand rubles) to line 222 (-21thousand rubles) from line 223 (+14 974thousand rubles), from line 226 (+201thousand rubles)
225	531 312	517 996	(13 316)	from line 222 (+46thousand rubles) to line 223 (-15 002thousand rubles) from line 226 (+1 640thousand rubles)
226	176 490	181 672	5 182	from line 221 (+101thousand rubles), from line 222 (+765thousand rubles), to line 223 (+6 157thousand rubles), to line 224(-201thousand rubles), to line 225 (-1 640thousand rubles)

5. Analysis and estimation of balance sheet structure and earnings record (the audit of the information provided in this item has not been conducted

Analysis and estimation of balance sheet structure

As of December 31, 2005 the balance sheet structure is characterized by the following indices:

	01.01.2005	31.12.2005
Cash ratio	0,04	0,18
Working capital ratio	0,50	0,71
Ratio of own current assets supply	-2,43	-2,45
Profitability of sales %	28,7	28,2
Rapid liquidity ratio	0,23	0,46

Cash ratio is calculated as ratio of the amount of monetary funds (item 260 of balance sheet) and short-term financial investments (item 250 of balance sheet) to the amount of short-term liabilities (item 690 of the balance sheet).

Working capital ratio is defined as the ratio of current assets (item 290 of balance sheet) to the amount of short-term liabilities (item 690 of the balance sheet).

Ratio of own current assets supply is calculated as the ratio of own current assets amount (item 490 less item 190 of balance sheet) to the total amount of current assets (item 290 of balance sheet)

Profitability of sales is calculated as the ratio of sales profit (item 050 of Income statement) to the sales proceeds (line 010 of Income statement).

Rapid liquidity ratio is calculated as the ratio of amount of monetary funds (item 260 of balance sheet) and accounts receivable, the payments by which are expected within 12 months after the report date (item 240 of balance sheet), to the amount of short-term liabilities (item 690 of the balance sheet).

Earnings record for 2005

Activity type	Proceeds (line 010 f.№ 2)		Prime cost (line 020 f.№2)		Profit (line 050 f.№2)		Earnings record Δ,%
	2005	2004	2005	2004	2005	2004	
Communication services	20 787 642	18 171 248	14 884 232	12 921832	5 903 410	5 249 416	12,46

Other	560 752	433 356	448 819	342 305	111 933	91 051	22,93
TOTAL:	21 348 394	18 604 604	15 333 051	13 264 137	6 015 343	5 340 467	12,64

By the results of year 2005 the profit from sales amounted to 6 015 343 thousand rubles with the growth rate as compared to the previous year 112,6%, which is basically connected with the Company's development and tariff policy. In particular, the increase in basic telephone numbers amounted to 257,7 thousands numbers. The increase in tariffs for local communication services beginning from 01.10.2005 was by 20,7 % for citizens and by 15,8 % for organizations instead of planned 20% and 15% correspondingly. The reduction of tariffs for DLD communication services occurred quicker than it was expected: instead of 2% the tariffs were reduced upon average by 7%. In total this resulted in short-received income of quarter 4 of 2005 - 54,1 million rubles.

Profit before tax by the year results amounted to 3 429 804 thousand rubles with the growth rate vs. the previous year level 114,7%. The fact that profit before tax grew faster then sales profit, was basically caused by the decrease in operating loss as compared to the previous year, the specified decrease being connected with absence in 2005 of operating expenses as related to establishment of doubtful debt reserve for -830 431 thousand rubles (due to entering in force of normative legal documents on privileges cancellation from 01.01.2005) and also with increase in operating income as related to income from sale and other retirement of fixed assets and material valuables (without VAT) for 85 491 thousand rubles.

In 2005 the net profit amounted to 2 261 360 thousand rubles, which exceeds the value of the previous year by 205 092 thousand rubles. The over-fulfillment of net profit plan amounted to 9,3% or 193 066 thousand rubles.

Profitability of sales amounted to 39,2 %, which is lower than 2004 year level by 1,1 percentage points.

Profitability by profit before tax amounted to 22,4%.

Profitability by net profit amounted to 14,8%.

The indices of the Company's activity efficiency in 2005 are represented in the table:

Index	Measure unit	2005
Revenue per an employee*,	Thousand rubles	448,2
The rate of growth	%	*118,3*
Revenue per a line	rubles	4 604,5
The rate of growth	%	*106,8*
Expenses per an employee	Thousand rubles	321,9
The rate of growth	%	*119,2*
Expenses per a line	rubles	3 307,1
The rate of growth	%	*107,6*
Sales profit per an employee	Thousand rubles	126,3
The rate of growth	%	*116,1*
Sales profit per a line	rubles	1 297,4
The rate of growth	%	*104,8*
Profit before tax per an employee	Thousand rubles	72,0

The rate of growth	%	*118,3*
Profit before tax per a line	rubles	739,8
The rate of growth	%	*106,8*
The number of lines per an employee	lines	97,3
The rate of growth	%	*110,8*
Prime cost of 100 rubles of revenue	rubles	71,8
The change	%	*0,5*
EBITDA	Million rubles	6 773,2
The rate of growth	%	*123,0*
Share of EBITDA in revenue	%	31,7
The change		*2,1*

* including dual jobholders and not- registered workers

In 2006 OJSC "VolgaTelecom" foreground goals in the sphere of financial policy will be:
- Financial consolidation of the Company's assets;
- Increase in the liquidity (cash and current);
- Raising transparency and investment attractiveness of the Company;
- Increase in manageability of all assets of the Company.

Within the framework of realization of actions on the increase in liquidity, the Company and its affiliated organizations face the following tasks:

- Perfection of assets structure;
- Improvement of borrowed capital structure, with increase of liabilities duration;
- Program of raising the effectiveness of cost management;
- Structure optimization and raising the effectiveness of non-core assets.

The Company's management improved the list of actions on liquidity management, the specified list being elaborated earlier in the course of corporate restructuring.

№	Action	Expected influence on financial statement
1	To continue diversification of short-term liabilities as related to their transfer to long-term liabilities, the specified diversification being launched in 2005	Improvement of liabilities structure, rapid liquidity ratio will increase up to 0,49
2	Financing the Company's investment activity by means of attraction of long-term external sources of financing	
3	To optimize the structure of debt to suppliers and contractors (to establish settlements procedure with optimum distribution of debt load)	
4	To analyze the expediency and efficiency of financial investments	For the improvement of the structure of non- current assets
5	To raise the volume of Company's proceeds up to the planned indexes	Increase in own capital
6	Effective cost management assumes expenses growth rate lower that the inflation growth rate	

6. Explanations to essential balance sheet items

6.1. Fixed assets (item 120 of balance sheet)

As of January 1, 2005 and January 1, 2004 the Company did not revaluate its fixed assets.

The change of the cost of the fixed assets:

	2005	2004
Increase in the cost of the fixed assets, total	5 585 465	6 931 352
Including due to:		
Acquisition of new objects	655 800	1 066 183
Construction of new objects	4 915 269	5 827 203
Objects' entering in accounting records, by the results of inventory	1 697	-
Free of charge obtainment	-	37 966
Other receipts	12 699	-
Reduction (retirement) of the cost of the fixed assets, total	(866 552)	(471 911)
Including due to:		
Sales of fixed assets	(37 624)	(78 736)
Writing off of fixed assets	(743 581)	(367 159)
Compensation-free transfer of fixed assets	(73 631)	-
Other retirement	(11 716)	(26 016)
Change of depreciation, total	(2 012 016)	(1 656 145)
Charged depreciation for the period	(2 674 656)	(2 040 937)
Accrued depreciation for acquired fixed assets	(28 354)	(23 265)
Depreciation for realized objects	20 893	70 025
Depreciation for written off objects	631 537	334 195
Depreciation for other retirements of objects	483	3 837
compensation-free transferred objects	38 081	-
Total change of the cost of the fixed assets	2 706 897	4 803 296

The major portion (86%) of the acquired fixed assets is the equipment of communication networks, switches, transfer mechanisms, buildings, constructions, computing machinery and other equipment; the major portion of constructed fixed assets objects - 81 %- is communication lines, switches, and other equipment of telecommunication networks.

As of December 31, 2005, the Company's fixed assets for the sum of 3 743 081 thousand rubles are pledged with banks to assure future payments by the contracts of bank loan.

Fixed assets obtained under leasing contracts

As of December 31, 2005 the Company concluded 119 contracts of financial rent (leasing) (rent of switches and other telecommunication equipment). The terms of lease are from 30 to 132 months.

The cost of fixed assets obtained under leasing contracts:

	As of 01.01.2005	As of 31.12.2005
Fixed assets in the Company's balance:		
- original cost of fixed assets	2 408 490	2 521 304
- charged depreciation for fixed assets	(857 450)	(1 129 624)
- balance sheet value of fixed assets	1 551 040	1 391 680
Fixed assets in lessor's balance:		
- contract value of fixed assets	176 550	66 106

As defined in item 3 of the present Explanatory memorandum, useful service of fixed assets objects, obtained by financial rent contracts, is equal to leasing contract validity term. The specified approach is defined on the basis of a number of provisions of normative documents of Russian accounting legislation, and also by legal restrictions proper to leasing contracts. In 2006 the Company's management changed the approach to defining useful service of fixed assets acquired under contracts of financial rent. The change of the approach assumes that useful service terms for the specified fixed assets will be defined primarily on the basis of expected productivity, and also of conditions and operational mode of objects. The management considers that above mentioned change in criteria system used at carrying out the specified assessments will allow for defining more precisely the period during which the use of fixed assets objects will bring income to the Company

The amounts of leasing payments to be incurred:

The term of payments	The amounts of payments, total	For fixed assets in the Company's balance (are reflected in the structure of liabilities in items 520 and 620 of the Balance sheet)
2006	623 165	623 156
2007 - 2011	1 092 300	1 092 300
after 2011	-	-
TOTAL:	1 715 465	1 715 456

6.2. Capital investments (item 130 of Balance sheet)

	As of 01.01.2005	As of 31.12.2005
Investments into non-current assets, total:	1 084 670	720 047
Including: Construction, modernization and reconstruction of fixed assets objects	1 045 973	658 823
Capital investments into leased objects of fixed assets	-	-
Acquisition of separate objects of fixed assets	32 278	30 343
Acquisition of fixed assets under leasing contracts	6 401	30 847
R&D in progress	-	-
other	18	34
Equipment for installation	119 774	83 326
TOTAL:	**1 204 444**	**803 373**

The Company is constructing and re-constructing the objects of traditional telephony, telecommunication infrastructure objects for rendering services, constructing and reconstructing buildings, constructions and other real estate objects, transmission lines; its is constructing, extending and upgrading telecommunication networks for provision of value-added services, informational technologies. In 2005 expenses amounted to 5 581 652 thousand rubles, assets worth of 5 968 811 were commissioned.

6.3. Financial investments (items 140 and 250 of Balance sheet)

Section 4 of form №5 Supplements to balance sheet provides the information about the value of financial investments by the types, including financial investments value which had been adjusted to the current market value as of December 31, 2005.

Contributions to charter capitals of associated, affiliated and other companies.

(items 141, 142, 143 of Balance sheet)

Basic investments of the Company to charter capitals of associated, affiliated and other companies:

Company's name	Activity type	The value of investments as of 31.12.2005	Share in charter capital %	Share fraction of voting shares %
CJSC "Orenburg-GSM"	Cellular, radio telephone communication services	102	51	51
CJSC "Digital telecommunications"	Local telephone communication services	2 768	100	100
LLC "Vyatka-Page"	Paging communication	18	100	-
CJSC "Ulyanovsk-GSM"	Cellular communication services	62 166	60	60

CJSC "RTCOM"	Telecommunication services	10 129	100	100
LLC "Izhcom"	Data transfer services	23 572	100	-
OJSC "ICN "Omrix"	Telecommunication services	489	74	74
LLC "Nizhegorodskyi Teleservice"	Telecommunication services	43 728	100	-
CJSC "TeleSvyazInform"	Telecommunication services	10	100	100
CJSC "Nizhegorodskaya cellular communication"	Cellular communication services	651 974	100	100
OJSC "TATINCOM - T"	Cellular communication services, GSM	473 936	50+1share	50+1share
CJSC "Transsvyaz"	Local communication services	4 151	80	80
Depreciation reserve	-	(10)		
Total:	-	**1 273 033**		
CJSC "Saratov Mobile"	Cellular communication services	3 301	50	50
CJSC "Samara-Telecom"	Local communication services	75	28	28
CJSC "Penza Mobile"	Cellular communication services	1 210	40	40
LLC "Agro-firm Reanta"	Commercial services	2	21	-
CJSC "Nizhegorodskyi radio telephone"	Fixed and wireless radio communication services	50	50	50
CJSC "Chuvashiya Mobile"	Cellular communication services	502	30	30
CJSC "Chery Page"	Paging communication services	114	50	50
CJSC "Ericsson svyaz"	Other services	11	24	24
CJSC "Nizhegorodteleservice"	Establishment and exploitation of integrated system	1 191	40	40
CJSC Commercial Bank "C-Bank"	Bank services	5 980	42	42
CJSC "Public telephone Saratov"	Telecommunication services	50	50+1	50+1
Depreciation reserve	-	(11)		
Total:	-	**12 475**		
Financial investments in other organizations		**21 896**		
Depreciation reserve	-	(195)		
Total:		**21 701**		
TOTAL: (sum of balance sheet items 141, 142, 143)		**1 307 209**		

Income received in the form of dividends from long-term financial investments is reflected in the item "Income from participation in other organizations" in Income statement, in the amount of 34 720 thousand rubles (in year 2004 - 43 594 thousand rubles).

According to the resolutions of the Company's Board of directors of 22.12.2004, 14.02.2005, 19.08.2005, 26.04.2005, 22.09.2005, in 2005 the Company acquired:

- 100 % shares of CJSC "RTCOM" (8 248 pieces of ordinary shares);
- 13 % shares of OJSC "Informational technologies of telecommunication" (hereinafter – OJSC "Svyazintek") (1 488 032 pieces of ordinary shares);
- 100 % share of participation in LLC "Nizhegorodskyi teleservice";
- 1,334 % shares of OJSC "National television company "ZVEZDA" (hereinafter – OJSC "NTC "ZVEZDA") (1 334 pieces of ordinary shares) for 10 129,77 thousand rubles, for 14 880,32 thousand rubles, for 43 728 thousand rubles and for 1,334 thousand rubles correspondingly.

CJSC "RTCOM" shares are acquired for the purpose of OJSC "VolgaTelecom" rendering cellular communication services in the territory of the Republic of Mordoviya and creation of unified roaming space in the territory of Volga region, and also in fulfillment of Strategy of cellular business development of GSM standard of OJSC "VolgaTelecom".

OJSC "Svyazintek" shares are acquired for the purpose of providing information technologies, which contribute to the unification and development of the Company's business.

Share in LLC "Nizhegorodskyi teleservice" is acquired in order to extend the zone of OJSC "VolgaTelecom" data transfer and telematic services provision.

Participation in OJSC "NTC "ZVEZDA" – is for the Company's business development, formation of content and television broadcasting on the basis of using ample advertising opportunities, granted by the company.

Records which confirm the transfer of ownership for the specified securities were made in shareholder registries on 09.03.2005, 07.04.2005, 19.08.2005 and 03.10.2005, and LLC "Nizhegorodskyi teleservice" is notified of the transfer of the share on 13.07.2005.

In May 2004 the Company and LLC "MC-Direct" concluded the contract of sales and purchase of CJSC "Cellular communication of Mordoviya" shares belonging to the Company. The cost of retired shares in the amount of 30 thousand rubles, and also the Company's additional expenses for the sale of shares in the amount of 30 thousand rubles are referred to the structure of operating expenses and are shown in item 100 of Income statement. The income of the sale amounted to 899,003 thousand rubles and is shown in item 090 of Income statement.

In December 2004 the Company and Kolobov Vasilyi Alexandrovich concluded the contract of purchase and sale of OJSC "Europe plus Ural" shares, which belonged to the Company. The cost of retired shares in the amount of 5,63 thousand rubles is included into the structure of operating expenses and is shown in item 100 of Income statement. The income of the sale amounted to 5,96 thousand rubles and is shown in item 090 of Income statement.

In February 2005 the Company and LLC "ILGO" concluded the contract of purchase and sale of the Company's share of participation in LLC "Radio-Resonance". The cost of retired share in the amount of 4,284 thousand rubles is included into the structure of operating expenses and is shown in item 100 of Income statement. The income of the sale amounted to 807,14 thousand rubles and is shown in item 090 of Income statement.

In March 2005 the Company and Lebedeva Maria Leonidovna concluded the contract of purchase and sale of CJSC "Samarasvyazinform" shares belonging to the Company. The cost of retired shares in the amount of 0,1 thousand rubles and also the Company's additional expenses for the sale of shares in the amount of 70 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Income statement. The income of the sale amounted to 21 773 thousand rubles and is shown in item 090 of Income statement.

OJSC "VolgaTelecom"

Explanatory memorandum to accounting statement for 2005

Explanations to essential balance sheet items

In March 2005 the Company, Budaev Alexander Petrovich and Secretova Olga Petrovna concluded contracts of purchase and sale of OJSC "Telesot" shares belonging to the Company. The cost of retired shares in the amount of 9 435 thousand rubles and also the Company's additional expenses for the sale of shares in the amount of 331,308 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Income statement. The income of the sale amounted to 17 680 thousand rubles and is shown in item 090 of Income statement.

In May 2005 the Company and LLC "Telecompany 12 region" concluded the contract of purchase and sale of CJSC "Pulse-Radio" shares belonging to the Company. The cost of retired shares in the amount of 0,04 thousand rubles is included into the structure of operating expenses and is shown in item 100 of Income statement. The income of the sale amounted to 280,367 thousand rubles and is shown in item 090 of Income statement.

In May 2005 the Company and LLC "Telecompany 12 region" concluded the contract of purchase and sale of CJSC "Pulse-Radio Yoshkar-Ola" shares belonging to the Company. The cost of retired shares in the amount of 183 thousand rubles is included into the structure of operating expenses and is shown in item 100 of Income statement. The income of the sale amounted to 1 682,2 thousand rubles and is shown in item 090 of Income statement.

In June 2005 the Company and Travin Vladimir Valentinovich concluded the contract of purchase and sale of CJSC "Joint-stock investment-commercial bank of production sector and construction for Nizhny Novgorod region" shares belonging to the Company. The cost of retired shares in the amount of 2 664,573 thousand rubles is included into the structure of operating expenses and is shown in item 100 of Income statement. The income of the sale amounted to 7 993,719 thousand rubles and is shown in item 090 of Income statement.

In December 2005 the Company and LLC "VESNA-2004" concluded the contract of purchase and sale of OJSC "Insurance Company "Nash gorod" shares belonging to the Company. The cost of retired shares in the amount of 41,0 thousand rubles is included into the structure of operating expenses and is shown in item 100 of Income statement. The income of the sale amounted to 20 thousand rubles and is shown in item 090 of Income statement.

In December 2005 the Company withdrew from LLC "Raduga-poisk" and LLC "Processing center "Union Card" participants structure in fulfillment of the Board of directors' resolution of 09.12.2005, in accordance with effective legislation.

In December 2005 the Company on the basis of the Board of directors resolution of 09.12.2005 wrote off the investments into JSC of open type "AK "Bars" in the amount of 0,402 thousand rubles and into JSC of open type "Joint-stock commercial bank "Ayar" in the amount of 384,65 thousand rubles as a loss in connection with their liquidation.

Loans granted to other organizations

Loans granted by the Company as of December 31, 2005:

Borrower's name	Loan's amount	Repayment period	Annual interest rate	Obtained guarantee (asset's name/value)
Short-term loans				
CJSC "Nizhegorodskyi radio telephone"	2 925	29.06.2004	13	Fixed assets for the amount of 2 913,5
Depreciation reserve	-			
TOTAL:	**2 925**			

Change of valuation of financial investments in 2005

OJSC "VolgaTelecom"
Explanatory memorandum to accounting statement for 2005
Explanations to essential balance sheet items

In 2005 the Company adjusted to fair market value its financial investments in the following securities:

Securities	Value as of 01.01.2005	Value as of 31.12.2005	Change of valuation	Income referred to the structure of
Value adjustment, total:	803	2 136	1 333	Operating revenue
including				Operating revenue
Shares of OJSC "RF Savings Bank"	803	2 136	1 333	

OJSC "VolgaTelecom"
Explanatory memorandum to accounting statement for 2005
Explanations to essential balance sheet items

Data on depreciation reserve of financial investments in year 2005

Financial investments	Reserve as of 01.01.2005	Reserve established in 2005	Reserved used in 2005	Reserved reestablished in 2005	Reserve as of 31.12.2005
Reserve, total including	601	-	385	-	216
JS Commercial bank "AYAR"	385	-	385	-	-
JS Commercial Bank of Mordoviya "MarPrombank"	60	-	-	-	60
CJSC "Orentcard"	50	-	-	-	50
LLC "Samara payphone"	10	-	-	-	10
CJSC "Zamok Sheremetieva"	17	-	-	-	17
CJSC "TeleSvyazInform"	10	-	-	-	10
CJSC "Ericsson svyaz"	11	-	-	-	11
LLC "EKAD"	58	-	-	-	58

6.4. Deferred tax assets (item 145 of the Balance sheet)

Flow of deferred tax assets in 2005:

Balance as of 01.01.2005	301 197
Created in the report period for deducted temporary differences	114 052
Repaid to reduce tax payments	214 331
Written off at retirement of objects for which they were created	-
Balance as of 31.12.2005	200 918

6.5. Other non-current assets (item 150 of the Balance sheet)

	As of 01.01.2005	**As of 31.12.2004**
Advances paid on account of settlements for acquisition and creation of non-current assets	178 069	697 930
Deferred expenses for redemption of property by leasing contracts	-	-
Deferred expenses for acquisition of software products and databases	1 521 127	1 807 665
Results of completed R&D, which have produced positive result	-	-
TOTAL:	**1 699 196**	**2 505 595**

Explanations to essential balance sheet items

Oracle E-Business Suite software

The Company's costs of purchase and roll-out of "Oracle E-Business Suite" software (hereinafter OEBS) for the management of an enterprise are reflected within the structure of deferred expenses for the acquisition of software products and data bases:

	As of 01.01.2005	As of 31.12.2005
The cost of Oracle E-Business Suite Professional licenses for non-exclusive right to use the software	663 278	663 278
Roll–out expenses	105 346	246 319
TOTAL:	**768 624**	**909 597**

The Company started commercial operation of EPR of OEBS system as related to non-current assets accounting, release № 1 within the framework of the first stage of roll-out in Kirov branch and General direction from December 30, 2005.

Starting from January 2006, the Company starts to write off OEBS software acquisition and roll-out costs forming deferred expenses to the structure of current expenses.

The write off will be carried out to the structure of ordinary activity expenses during useful service, established within the limit of 10 years.

The Company expects to roll out the system in full in the period from 2005 till 2008.

Amdocs Billing Suite software

The Company's cost of purchase of "Amdocs Billing Suite" software for the purpose of unified computerized settlements system implementation is reflected within the structure of deferred expenses for the acquisition and roll-out of software products and data bases.

	As of 01.01.2005	As of 31.12.2005
The cost of Amdocs Billing Suite licenses for non-exclusive right to use the software	645 579	647 291
Roll–out expenses	-	73 002
TOTAL:	**645 579**	**720 293**

The project of implementation of unified computerized settlements system on the basis of "Amdocs Billing Suite" platform is planned for 4-5 years.

The start of roll-out operations is planned since 2007.

"Amdocs Billing Suite" software is delivered in December 2004 by LLC "IBM Eastern Europe/Asia", to which the Company transferred its own notes in hand in number of 18 pieces for the sum of 755 622 thousand rubles as a security of settlements.

As of December 31,2005 the Company's accounts payable with respect to notes given as a security of settlements amounts to 237 690 thousand rubles. The repayment of granted promissory notes is planned before June 2, 2006.

The costs of acquisition and roll-out of "Amdocs Billing Suite" software will be written off to the structure of the Company's current expenses after the beginning of software operation proportionally to the cost of implemented modules in the useful service period of modules established within the limits of 10 years.

6.6. Inventories

The structure of raw materials, materials and other similar values (item 211 of the Balance sheet):

	As of 01.01.2005	As 31.12.2005
Cable	252 469	130 432
Fuel	9 081	8 823
Spare parts	69 525	56 175
Materials transferred for processing to a third party	355	1 553
Construction materials	149 467	51 101
Inventory and economic accessories	37 039	31 732
Other materials	170 695	164 264
TOTAL:	**688 631**	**444 080**

As of December 31, 2005 the inventories were not pledged.

6.7. Long-term accounts receivable of buyers and customers
(item 231 of the Balance sheet):

	As of 01.01.2005	As of 31.12.2005
Settlements with buyers and customers under non-core types of activity	3 153	2 176
Settlements for realized assets	155	143
TOTAL:	**3 308**	**2 319**

6.8. Short-term accounts receivable of buyers and customers
(item 241 of the Balance sheet):

	Backlog total	Reserve for doubtful debts	Backlog, less the reserve for doubtful debts
As of 01.01.2005			
Settlements with natural persons (for communication services)	681 813	48 114	633 699
Settlements with social protection bodies for reimbursement of expenses related to granting of privileges to some categories of subscribers	1 071 088	1 071 065	23
Settlements with budgetary organizations for communication services	170 283	33 112	137 171
Settlements for commercial organizations' services (excluding communication services providers)	307 978	58 079	249 899
Settlements with communication services providers for communication services	115 599	25 978	89 621

Settlements with buyers and customers for non-core types of activity	58 476	18 004	40 472
Settlements for realized assets	3 404	59	3 345
Settlements with client state for civil defense	3 110	2 905	205
TOTAL as of 01.01.2005:	**2 411 751**	**1 257 316**	**1 154 435**
As of 31.12.2005			
Settlements with natural persons (for communication services)	869 930	63 707	806 223
Settlements with social protection bodies for reimbursement of expenses related to granting of privileges to some categories of subscribers	957 457	957 443	14
Settlements with budgetary organizations for communication services	145 012	32 787	112 225
Settlements for commercial organizations' services (excluding communication services providers)	281 106	53 296	227 810
Settlements with communication services providers for communication services	252 644	56 758	195 886
Settlements with buyers and customers for non-core types of activity	97 173	14 647	82 526
Settlements for realized assets	32 954	6 839	26 115
Settlements with client state for civil defense	334	135	199
TOTAL 31.12.2005:	**2 636 610**	**1 185 612**	**1 450 998**

On January 1, 2005 article 47 of Federal law № 126-ФЗ "On communication" became valid. The provisions of this article changed the former procedure of granting privileges to natural persons at using telecommunication services, according to the specified procedure carriers issued invoices to the special category of users with the deduction of the amount of the privilege, with future receipt of compensation from budgets of appropriate level. The new procedure establishes that citizens having right for privileges in payment for telecommunication services are obliged to pay the services rendered to them in the full size with further compensation of expenditures they made directly at the expense of means of budget of appropriate level.

Social protection bodies debt for the reimbursement of expenses, connected with granting privileges to some categories of subscribers amounts to 36,3 % of the total sum of accounts receivable of buyers as of December 31, 2005 (44,4 % as of 01 January, 2005).

In 2005 the Company recovered 74 678 thousand rubles from federal budget in repayment of the specified debt and expects to recover 472 000 thousand rubles in 2006.

However the uncertainty exists with respect to the Company's opportunity of recovering the specified debt, due to that the Company calculated doubtful debt reserve in the amount of 957 443 thousand rubles, which made 100% of the total amount of social protection bodies debt as of December 31,2005.

6.9. Other accounts receivable the payments on which are expected within 12 months after the report date

(item 243 of the Balance sheet)

	As of 01.01.2005	As of 31.12.2005
Settlements for taxes and dues	12 796	12 032
Settlements for social insurance and provision	18 279	11 851
Settlements with personnel for remuneration of labor	351	59
Settlements with accountable persons	1 284	1 601
Settlements with personnel for other operations	7 171	7 979
Settlements with different debtors:	132 912	177 028
- settlements for property and personal insurance	779	354
- settlements for claims	1 880	1 464
- settlements for due income	5 288	5 492
- settlements for investments	-	45
- other settlements with associated and affiliated companies	-	-
- settlements for operations with securities	2	-
- settlements with private attorneys and commission agents	56 911	109 676
- other	68 054	59 997
TOTAL:	**172 793**	**210 550**

6.10. Charter capital (item 410 of the Balance sheet)

The charter capital amounts to 1 639 765 thousand rubles and consists of 245 969 590 pieces of ordinary and 81 983 404 pieces of preferred shares with face value of 5 rubles each.

Stockholders	Ordinary shares		Preferred shares	
	Quantity (pieces)	Face value of placed shares	Quantity (pieces)	Face value of placed shares
Legal entities, total:	**234 179 247**	**1 170 896 235**	**60 820 683**	**304 103 415**
Including:		-		-
OJSC "Svyazinvest"	124 633 745	623 168 725	-	-
Associated and affiliated companies	251 246	1 256 230	19 310	96 550
Among them:				
CJSC "Commercial bank "C-Bank"	251 246	1 256 230	17 481	87 405

CJSC "Digital telecommunications"	-	-	1 829	9 145
Other legal entities, total	104 250 504	521 252 520	56 162 927	280 814 635
Among them:				-
"DEUTSCHE BANK" LIMITED LIABILITY COMPANY	3 455 209	17 276 045	-	-
OPEN JOINT STOCK COMPANY "RTK-LEASING"	3 528 547	17 642 735	-	-
"ING BANK (EURASIA)" (CLOSED JOINT STOCK COMPANY)	57580539	287 902 695	9553817	47 769 085
CLOSE JOINT STOCK COMPANY "DEPOSITARY-CLEARING COMPANY"	15534987	77 674 935	16879049	84 395 245
CLOSE JOINT STOCK COMPANY "UBS NOMINEES"	4390341	21 951 705	2472682	12 363 410
CLOSE JOINT STOCK COMPANY COMMERCIAL BANK "CITYBANK"	8769030	43 845 150	2252114	11 260 570
COMMERCIAL BANK "J.P. MORGAN BANK INTERNATIONAL"(LIMITED LIABILITY COMPANY)	8430980	42 154 900	3004753	15 023 765
LINDSELL ENTERPRISES LIMITED	-	-	17976888	89 884 440
NONCOMMERCIAL PARTNERSHIP "NATIONAL DEPOSITARY CENTER"	2560871	12 804 355	2295376	11 476 880
PRUETT ENTERPRISES LIMITED		0	1728248	8 641 240
Other	5 043 752	25 218 760	4 638 446	23 192 230
Natural persons, total	**11 790 343**	**58 951 715**	**21 162 721**	**105 813 605**
Company's employees	1 643 565	8 217 825	6 404 783	32 023 915
Other	10 146 778	50 733 890	14 757 938	73 789 690
TOTAL:	**245 969 590**	**1 229 847 950**	**81 983 404**	**409 917 020**

As of December 31, 2005 the Company's charter capital is completely paid.

Preferred shares do not grant the right to vote, except for the cases stipulated in the Company's charter and by Russian Federation current legislation. Annual dividend in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of preferred shares, which make 25% of the Company's charter capital, is paid on them. The owners of preferred shares are entitled to participate in general shareholders meeting with the right to vote on all agenda issues in case when shareholders meeting irrespective of reasons has not passed the resolution on dividend payment on preferred shares or has passed the resolution on incomplete payment of dividends on them.

6.11. Treasury stock (item 440 of the Balance sheet)

As of December 31, 2005 the Company did not have treasury stock.

6.12. Profit distribution (the audit of the information provided in this item has not been conducted)

Scheduled 2005 profit distribution subject to the approval at the annual general meeting of the Company's stockholders which is to take place in June 2006:

	Amount
Capital before the report year profit distribution	
Charter capital	1 639 765
Reserve capital	81 988
Capital surplus	3 812 947
Profit of the past years	8 502 660
Profit of the report year	2 261 360
Total capital before profit distribution:	**16 298 720**
Trends of the report year profit distribution	
Profit allocated for the reserve fund establishment	-
Profit allocated for the establishment of a special fund of the Company's employees corporalization (if its establishment is stipulated by the constituent documents)	-
Profit allocated for dividends	(588 782)
Results of the report year profit distribution	**(588 782)**
Capital after the profit distribution	
Charter capital	1 639 765
Reserve capital	81 988
Capital surplus	3 812 947
Profit of the past years	10 175 238
Total capital after the profit distribution:	**15 709 938**
Reduction of capital after the report year profit distribution	**(588 782)**
Gain (reduction) of capital as related to undistributed profit of the report year (110 000- 100 000)	1 672 578

6.13. Dividends

In 2005 it was declared in accordance with General shareholders meeting resolution to pay dividends for the year ended on December 31, 2004 in the amount of 1,3779 ruble per one ordinary share and 2,5082 rubles per one preferred share. The amount of dividends due to payment was 544 552 thousand rubles.

Type of shares	Number of shares (pieces)	Dividend per 1 share (rubles)	Total sum of dividends (rubles)
Preferred type A shares	81 983 404	2,5082	205 630 774
Ordinary shares	245 969 590	1,3779	338 921 498
TOTAL:	**327 952 994**		**544 552 272**

In the attached financial statement dividends for 2005 are not reflected. They will be reflected as the use of non-distributed profit during the year ending December 31, 2006 after their approval at the annual general meeting of Company's shareholders.

6.14. Credits and loans (lines 510 and 610 of the Balance sheet):

	Long-term		**Short-term**	
	01.01.2005	**31.12.2005**	**01.01.2005**	**31.12.2005**
Banks' credits, total:	**2 631 000**	**1 925 150**	**2 042 520**	**1 004 024**
Including:				
RF Savings Bank	2 631 000	1 925 150	1 489 904	499 353
OJSC "Vneshtorgbank"	-	-	36 993	-
CJSC "International Moscow's Bank"	-	-	500 623	-
OJSC "Borski Combank"	-	-	15 000	-
Gazprombank Joint-stock bank CJSC	-	-	-	504 671
Loans of organizations, total:	**44 176**	**56 261**	**293 814**	**232 187**
including:				
Vnesheconombank	29 770	8 041	280 565	198 001
Department of finances of Penza oblast	14 406	2 220	12 190	12 186
Fund "Sozidanie"	-	46 000	-	22 000
other	-	-	1 059	-
Bonds issued	**1 058 825**	**5 359 458**	**29 829**	**1 053 387**

Promissory note issued	-	-	**1 147 129**	-
OJSC "Vneshtorgbank"	-	-	900 000	-
OJSC «JS Commercial bank Sarovbusinessbank"	-	-	200 000	-
Other	-	-	4 139	-
Discount on promissory note loans	-	-	42 990	-
TOTAL:	**3 734 001**	**7 340 869**	**3 513 292**	**2 289 598**

Short-term debt

Bank loans

Vnesheconombank

In 1995-1996 Russian Federation Ministry of Finance granted long-term financing to the Company for the purpose of buying telecommunication equipment from various foreign suppliers. Vnesheconombank acted as an agent, crediting the Company in the name of Russian Federation government. The currency of the contract is Euro. As of December 31, 2005 the total amount of the debt to Vnesheconombank amounts to 206 042 thousand rubles (6 027 thousand Euro), including short-term part of the loan 111 148 thousand rubles (3 251 thousand Euro) and interest of 86 853 thousand rubles (2 541 thousand Euro). Overdue debt as of December 31, 2005 amounts to 178 315 thousand rubles (5 216 thousand Euro) and is reflected in the structure of short-term debt by the loan. Interest by the specified contract is calculated by the floating interest rate Plafond C which in 2005 amounted to 6,5 %. There is no security for the specified credit.

Bonded loans

In February 2003 the Company registered the issue of 1 000 000 paper coupon bearer bonds of the face value of 1 thousand rubles each. The bonds have 12 interest coupons. The payments by the first coupon are made on the 91-st day since the date of the Bonds placement beginning, other coupon payments are made in every 91 day. The interest rate by the first and the second coupons is defined in the amount of 4,75% per year, by the third and the fourth coupons in the amount of 16,5% per year, by the fifth – the tenth coupons – 15% per year, by the eleventh and the twelfth coupons – 13% per year.

The Bonds are due to repayment on February 2006, on the 1096-th day since the date of their placement. In 2005 the Company met in full the obligation on repayment of coupon yield by the eighth bond coupon – 37 810 thousand rubles, by the ninth bond coupon - 37 400 thousand rubles, by the tenth bond coupon - 37 400 thousand rubles, by the eleventh bond coupon - 32 410 thousand rubles. Total size of coupon yield amounted to 145 020 thousand rubles. The obligation is met in the term, stipulated by the decision on the issue and the securities Offering memorandum.

Promissory note loans

In 2005 the Company issued promissory notes for the amount of 2 676 727 thousand rubles (25 promissory notes), out of them the number of non interest bearing notes - 19, interest-bearing notes - 6. The

interests and discount for promissory notes were established depending on the period of repayment: up to 90 days - 10% annually, over 91 days – 11% annually.

Credits

Savings bank

Short- term credit indebtedness in respect of Savings bank is presented mainly by ruble credits, received in 2005. The dates of repayment are 2006. The rate of credits amounted to 10 % annually. As of December 31, 2005 the debt amounted to 499 353 thousand rubles. The security for the specified credits are fixed assets for the sum 520 840 thousand rubles.

GAZprombank

Short-term debt under credit in respect of GAZprombank is presented by ruble credit, received in 2005. The date of credit repayment is 2006. The rate by the credit is 11% annually. As of December 31, 2005 the debt amounted to 504 671 thousand rubles. There was no security for the specified credit.

Long-term debt

Loans

Bonded loans

On November 22, 2005 OJSC "VolgaTelecom" Board of directors passed the resolution on approval the start date of placing inconvertible interest bearing certified bearer bonds of BT-2 and BT-3 series with obligatory centralized storage – December 6,2005

The issues of inconvertible interest bearing certified bearer bonds with obligatory centralized storage of series BT-2 and BT-3 of OJSC "VolgaTelecom" are registered on November 10, 2005 by the resolution of Federal service for financial markets of Russia. The state registration number of the issue of bonds of BT - 2 series is 4-44-00137-A, of BT-3 series is 4-45-00137-A.

The bonded loans were placed on December 6, 2005 at stock exchange MICEX by means of public offering. The bonds maturity term is 5 years.

Issues identification features:

BT-2 series Inconvertible interest bearing certified bearer bonds with obligatory central storage of BT-2 series in the amount of 3 000 000 (Three million) pieces, the face value of each bond is 1000 (One thousand) rubles. The total amount of the issue is three billion rubles. The interest rate for the 1-st coupon of loan of BT-2 series is defined in the amount of 8,20% annually. Effective profitability by redemption – 8,37% annually.

The Bonds are retired in succession by installments during the following periods:

- on the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;

- on the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue.

Series BT-3 Inconvertible interest bearing certified bearer bonds with obligatory central storage of BT-3 series in the amount of 2 300 000 (Two million three hundred thousand) pieces, the face value of each bond is 1000 (One thousand) rubles. The total amount of the issue is two billion three hundred million rubles. The interest rate for the 1-st coupon of loan of BT-3 series bonds is defined in the amount of 8,50% annually. Effective profitability by redemption – 8,68 % annually.
The Bonds are retired in succession by installments during the following periods:

- on the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue.

Vnesheconombank
Long-tem part of the Company' debt to the bank by the long-term financing program for the purpose of buying telecommunication equipment from various foreign suppliers as of December 31, 2005 amounted to 8 041 thousand rubles.

Fund "Sozidanie"
In August 2005 the loan contract with the Fund of support of social and economic programs "Sozidanie" was concluded for the amount of 68 000 thousand rubles. The date of loan redemption is July 2008. The loan is granted on a flat basis.

<u>Credits</u>
Savings bank
The Company's long-term debt to the Savings Bank is presented by ruble credits obtained in 2004-2005. The expiration date of contracts is 2007 - 2008. The interests by the specified contracts are charged at the rate 10-11% annually.

As of December 31, 2005 the debt amounted to 1 925 150 thousand rubles. The security for the specified credits are fixed assets in the amount of 2 173 031 thousand rubles

The schedule of long-term credits and loans repayment as of December 31, 2005

	Amount of repayment
In 2007	557 261
In 2008	1 638 996
In 2009	2 996 262
In 2010 and later	2 148 350
TOTAL:	**7 340 869**

The Company's expenses related to obtaining and using loans and credits are referred:

	2005	2004
To the structure of operating expenses	829 016	564 420
To the investment assets value	115 037	72 397
TOTAL:	**944 053**	**636 817**

6.15. Deferred tax liabilities (item 515 of the Balance sheet)

Flow of deferred tax liabilities in 2005:

Balance as of 01.01.2005	580 691
Created in the report period for taxable temporary differences	150 555
Repaid for the increase of tax payments	17 004
Written off at the retirement of objects for which they have been created	1 684
Balance as of 31.12.2005	**712 558**

6.16. Other long-term liabilities (item 520 of the Balance sheet)

	As of 01.01.2005	As of 31.12.2005
Settlements with suppliers and contractors, including:	1 407 873	1 109 919
- settlements by leasing payments	1 105 639	1 092 307
- promissory notes granted	259 086	-
-other settlements	43 148	17 612
Long-term part of the debt for taxes and dues	313	147
TOTAL:	**1 408 186**	**1 110 066**

As compared to the last year the long-term accounts payable decreased by 298 120 thousand rubles which is mainly connected with the transfer of granted promissory notes to the structure of short- term debt.

As of December 31, 2005 the Company did not restructure the accounts payable to the budget as regards the payment of taxes.

6.17. Accounts payable

Suppliers and contractors (item 621 of the Balance sheet)

	As of 01.01.2005	As of 31.12.2005
Settlements with suppliers and contractors for the equipment for installation	688 098	605 481
including:		
ALCATEL	11 477	6 418
ISKRATEL	16 389	19 430
SIEMENS AG	9 541	5 533
CJSC "Beto-Huawai"	48 837	23 043
ERICSSON NT	2 560	1 046
LLC "NPO ATS"	33 155	23 471
LLC "Technoserv A/S"	233 295	178 465
'InfoLada"	65 438	-
ALSiTEK Company	56 819	54 553
Telekard -2	14 420	-
CJSC "Kamnet"	4 879	-
LLC "Rekonda Intercom"	-	66 400
CJSC "Ramax International"	-	39 383
LLC "Ard Sadcom Service"	-	12 168
CJSC "Open technologies 98"	-	45 545
other	191 288	130 026
Settlements under leasing	630 216	623 156
Including:		
OJSC "RTK-Leasing"	544 627	601 260
LLC "Promsvyazleasing"	85 251	21 558
others	338	338
Settlements with suppliers and contractors for capital construction	465 575	223 739
Settlements with OJSC "Rostelecom"	110 817	108 008
Settlements with other communication services providers	24 159	28 596

OJSC "VolgaTelecom"
Explanatory memorandum to accounting statement for 2005
Explanations to essential balance sheet items

Settlements with suppliers and contractors for the materials	23 853	18 162
Settlements with suppliers and contractors for the repair services	12 529	14 269
Settlements with suppliers and contractors for public utility services	10 078	9 780
Settlements with suppliers and contractors for intangible assets	496 536	278 417
Other settlements	122 461	150 021
TOTAL:	**2 584 322**	**2 059 629**

Advances received (item 622 of the Balance sheet)

	As of 01.01.2005	As of 31.12.2005
Advances received from natural persons	118 915	107 144
Advances received from budgetary organizations	41 346	47 025
Advances received from non-budgetary organizations	129 819	126 448
Advances received from communication services providers	18 150	7 986
Other received advances	32 310	29 054
TOTAL:	**340 540**	**317 657**

Settlements with budget for taxes and dues (item 625 of the Balance sheet):

	As of 01.01.2005	As of 31.12.2005
VAT settlements	176 551	202 697
Income tax settlements	111 533	72 102
Natural persons income tax settlements	11 270	12 814
Property tax settlements	92 691	111 388
Transport tax settlements	505	494
Land tax settlements	6	21
Unified tax on implied income settlements	107	323
Royalty settlements	-	-

Other taxes and dues	563	6
TOTAL:	**393 226**	**399 845**

The increase by 26 146 thousand rubles of liabilities to the budget as regards VAT is explained by the increase in tariffs for communication services since 01.10.2005, and also by the increase of sales of goods (works, services),

The decrease by 39 431 thousand rubles of liabilities to the budget as regards income tax is due to the reduction of taxation base for income tax for 2005 as compared to 2004.

The increase by 1 544 thousand rubles of liabilities to the budget with respect to natural persons income tax is explained by the increase in salary and correspondingly the growth of taxation base.

The increase by 18 697 thousand rubles of liabilities to the budget with respect to property tax is caused by the growth of taxation base due to increase in fixed assets commissioning volumes.

The reduction of other taxes and dues is connected to the abolishment of advertisement tax since 01.01.2005 due to invalidation of Russian Federation law of December 27, 1991 № 2118-1 "On fundamentals of taxation system in Russian Federation", by Federal law of July 29, 2004 № 95-ФЗ "On introducing changes to parts I and II of RF Tax code and on invalidation of certain legislative acts (provisions of legislative acts) of Russian Federation legislation on taxes and dues",.

In 2005 there were no Company's liabilities as regards taxes and dues repaid by non-monetary funds.

Other accounts payable (item 626 of the Balance sheet):

	As of 01.01.2005	**As of 31.12.2005**
Settlements on reserve of universal service	-	91 465
Settlements with accountable persons	357	246
Settlements with personnel under other operations	1 651	4 340
Settlements with different creditors, including	492 978	536 776
Settlements on deposit money	1 487	1 579
Settlements on deferred value –added tax	368 776	401 507
Settlements on property and personal insurance	248	12 564
Settlements on claims	106	68
Settlements on investments	48	-
Settlements (fine sanctions) with Vnesheconombank	45 914	66 325
Other settlements	76 399	54 733
TOTAL:	**494 986**	**632 827**

As compared to 2004 the accounts payable increased by 137 841 thousand rubles which is mainly connected with the growth of the debt with respect to settlements with various creditors and with respect to

deferred taxes, with the increase in the debt for property insurance, with accrual of debt with respect to reserve of universal service.

In 2005 according to Law "On communication" and the procedure established by Russian Federation Government regulation of April 21, 2005 № 243, the Company made reserve allocation obligatory for communication services providers.

The allocation size is defined in the amount if 1,2 % of difference between the income of rendered telecommunication services in PSTN and the income of rendered services of connection and traffic transit services in PSTN and amounted to 126 818 thousand rubles (in 2004 similar allocations were not made). In 2005 industry regulations did not establish detailed method of calculation of allocation amount, which may result in ambiguity of defining calculation base, which causes the presence of risk of incorrect defining by the Company of the amount of allocation to reserve of universal service.

The amount of allocation to the reserve of universal service for 2005 amounted to 35 308 thousand rubles, thus, the amount of unpaid debt with respect to reserve of universal service amounted to 91 465 thousand rubles.

As for the rest, there is no overdue debt in the total amount of accounts payable, reflected in line 620 of the Balance sheet as of the report period end.

6.18. Unearned revenue (item 640 of the Balance sheet)

	As of 01.01.2005	**As of 31.12.2005**
Budgetary funds of target financing, total	3 884	297
including		
- civil defense	-	-
- preparedness activity and maintenance of mobilization designation reserve	-	-
- budgetary funds in the form of money for other purposes	3 753	166
- budgetary funds in other forms for other purposes	131	131
Funds of target financing (excluding budgetary funds)	1	-
Unearned revenue, total	226 487	216 257
including		
- Free of charge receipts	125 162	123 066
- Funds of target financing (budgetary funds) for non-current assets	91 166	86 634
- other unearned revenue	10 159	6 557
TOTAL:	**230 372**	**216 554**

7. Explanations to essential items of income statement

7.1. Ordinary activities revenue.

Proceeds from sales of products, goods, rendering of services, execution of work (less VAT, excise taxes and similar mandatory payments):

	2005	2004
Domestic long-distance and international long-distance telephone communication	6 320 666	6 485 900
Urban and rural telephone communication	9 538 404	7 767 836
Radio communication, radio broadcasting, TV, satellite communication	154 916	125 337
Wire broadcasting	352 596	390 698
Wireless radio communication	250 107	217 569
Recording communication	229 938	189 960
Revenue from new electric communication services	1 234 919	759 419
Revenue from communication services providers	2 696 670	2 222 558
Other communication services (core types of activity)	9 426	11 971
Revenue from other realization (non-core types of activity)	560 752	433 356
TOTAL:	**21 348 394**	**18 604 604**

Starting form January 1, 2005 the Company changed the procedure of reflecting local traffic (calls of operator's subscribers to the numbers of mobile communication operators, the specified calls being chargeable at local communication tariffs). Thus, the traffic in the amount of 221,8 million minutes, reflected earlier in DLD industry, is reflected in local communication starting from the specified date.

The total amount of income of local traffic carrying in 2005 amounted to 33,3 million rubles.

Settlements by non-monetary assets

In 2005 a part of the Company's proceeds from rendering of services, execution of work, sales of goods and products was received on the terms of contracts which stipulate meeting obligations (payment) by non-monetary assets:

	2005	2004
Total number of organizations which were involved in settlements by non-monetary assets	2 503	2 555
Proceeds by such operations - total Including:	1 124 742	373 066
CJSC "Konversiya – svyaz"	30 192	22 756

OJSC "Rostelecom"	847 113	-
LLC "InfoLada"	48 467	-
CJSC "Telephonstroy"	25 181	-
Committee of social protection of population, Ulyanovsk city	-	20 711
CJSC "Rostelegraph"	14 297	32 227
OJSC "Mobile TeleSystems"	989	12 231
CJSC "Digital telecommunications"	23 492	9 041
LLC "Saratov Digital Telephone Network"	16 500	-
OJSC "Svyazstroy-4"	8 558	-
Proceeds by contracts stipulating payment by non-monetary assets – total in % to total proceeds	5,27	2,0
Proceeds by contracts with affiliated entities stipulating payment by non-monetary assets - total in % to total proceeds for the report year	4,13	0,11

The cost of rendered services, work done, sold goods was defined by the Company on standard commercial terms.

7.2. Ordinary activities expenses

Expenses for the sales of products, goods, rendering of services, work execution:

	2005	2004
Expenses for remuneration of labor	5 204 912	4 472 235
Deductions for social insurance	1 299 343	1 455 349
Depreciation of key assets	2 550 115	1 911 598
Material costs	1 184 339	1 018 921
Electric power	284 389	256 419
Expenses for the services of communication services providers (excluding OJSC "Rostelecom")	499 472	383 644
Expenses for OJSC "Rostelecom" services	1 939 383	1 905 283
Services of outside agencies	1 037 060	815 577
Allocation to the reserve of universal service	126 818	-
Taxes and dues included into the structure of ordinary activities expenses	34 109	55 275
Other expenses	1 173 111	989 836
including:		
Leasing payments expenses	*13 785*	*51 154*
Expenses for rental of premises	*132 408*	*109 836*
Expenses for the rent of other property and equipment	*66 918*	*12 450*
Expenses for property insurance	*70 015*	*80 490*

Explanations to essential items of income statement

Payments to GosSvyazNadzor	-	*58 252*
Expenses for remuneration under agency contracts	*78 720*	*58 224*
Business trip expenses	*64 215*	*47 125*
Advertising expenses	*78 251*	*52 467*
Expenses for goods retirement	*218 164*	*105 553*
Expenses for benefits paid to the Board of directors, members of Management board, Auditing committee	*32 613*	-
Other	*418 022*	*414 285*
TOTAL:	**15 333 051**	**13 264 137**

Allocation to contingent liabilities reserve

With the framework of raising the efficiency of the Company's activity the Program was adopted for optimization of number of employees for 2006, the specified Program being approved by OJSC "VolgaTelecom" Management board of December 2, 2005. The Program stipulates decrease in the number of employees. During 2006 the Company plans to reduce staff by 5 773 persons. Out of them 658 employees are notified of forthcoming dismissal as of December 31,2005. In December 31, 2005 the Company established reserve of contingent liabilities for paying compensations to employees which are notified of the forthcoming reduction as of December 31, 2005.

The expenses for the reserve establishment amounted to 11 620 thousand rubles and are referred to the structure of ordinary activities expenses.

7.3 Operating earnings and expenses:

The structure of operating earnings:

	2005	2004
Income from sales and other retirement of other assets	148 281	444 777
Income from sales and other retirement of fixed assets	55 084	27 280
Doubtful debt reserve is re-established	14 172	-
Other operating earnings	11 779	5 691
including:		
Compensation of expenses for communal services	-	*9*
Commission charges	-	*11*
Income from realization of apartments	-	*714*
State due	-	*8*
Income from buying foreign currency	-	*39*
Bonded loan income	*3 621*	*4 363*
Receipt of property from fixed assets retirement	*7 915*	*284*
other	*243*	*263*
TOTAL:	**229 316**	**477 748**

The structure of operating expenses:

	2005	2004
Expenses related to the sales and other retirement of assets	123 720	45 647
Expenses related to the sales and other retirement of fixed assets	157 710	47 925
Deductions to the reserves for doubtful debts	-	816 259
Deductions to the reserves for depreciation of financial investments	-	79
Expenses for taxes and dues	448 484	350 867
Expenses for the payment of services of credit institutions	55 528	47 574
Expenses related to participation in joint activity	-	-
Other operating expenses	5 595	578
Including:		
Services of bonds placement at securities market	*1 007*	-
Expenses for boundary survey of land plots	-	*31*
Expenses for preparation of technical documentation	-	*18*
Expenses for the purchase of foreign currency	*2 818*	*242*
Certificates storage expenses	*861*	-
Registration of property objects	*527*	*91*
Expenses related to the participation in charter capitals of other organizations	-	*39*
Other	*382*	*157*
TOTAL:	**791 037**	**1 308 929**

7.4. Non-sales earnings and expenses:

The structure of non-sales earnings:

	2005	2004
Fines, penalties, forfeits for breach of contract terms and conditions, receipts in reimbursement of caused damages	35 825	33 361
Past years profit discovered in the report year	42 451	86 067
Foreign exchange differences	9 612	26 629
Foreign currency exchange differences calculated between ruble accounts from movements in	6 129	24 147

OJSC "VolgaTelecom"
Explanatory memorandum to accounting statement for 2005
Explanations to essential items of income statement

underlying assets or agreements priced in a foreign currency		
Income from writing-off of accounts payable with expired limitation period	36 321	4 015
Unearned revenue writing –off	21 706	15 759
The cost of property discovered on the basis of inventory check results	2 213	7 224
Other	46 597	75 318
Including:		
Restructured debt amortization	-	*5 913*
Receipt of accounts receivable	*416*	*11 958*
Income by the court order	-	*39 848*
Revaluation of Vnesheconombank	*34 982*	*5 104*
Discounts not stipulated by the terms and conditions of contracts	-	*2 656*
Deferred tax liabilities writing- off	*1 683*	-
Income from taking on charge of materials	*5 258*	-
Other	*4 258*	*9 839*
TOTAL:	**200 854**	**272 520**

OJSC "VolgaTelecom"
Explanatory memorandum to accounting statement for 2005
Explanations to essential items of income statement

Structure of non-sales expenses:

	2005	2004
Fines, penalties, forfeits for breach of contract terms and conditions, reimbursement of caused damages	12 255	18 637
Past years losses discovered in the report year	166 557	127 338
Foreign exchange differences	3 174	25 500
Foreign currency exchange differences calculated between ruble accounts from movements in underlying assets or agreements priced in a foreign currency	875	71 552
Writing-off of accounts receivable	12 001	7 114
The cost of property the shortage of which was discovered based on the results of inventory check	1 071	1
Expenses related to charity activity and sponsor aid, cultural events and other events of similar nature	62 366	62 562
Membership fees to associations, non-commercial partnerships	162 722	150 826
Payments to personnel not included in the structure of expenses on ordinary activities	861 873	465 857
Including:		
material aid	*221 184*	*151 125*
lump sum payments	*27 904*	*76 986*
payments by holidays	*215 630*	*73 907*
Payments to Non-government pension fund "Telecom-Soyuz"	*263 522*	-
other payments	*133 633*	*163 839*
Fines and penalties by taxes and dues	939	4 377
Expenses for preparedness activity and civil defense	36 063	26 822
Other	125 319	320 128
Including:		
Payments to not working retired persons	*21 573*	*6 526*
Revaluation of Vnesheconombank	*5 503*	*188 909*
Deductions to Non –government pension fund	-	*37 128*
Deductions to trade union committee	*15 783*	*11 630*
Expenses for accounts receivable recovery	-	*8 903*
Fees to associations	-	*1 000*
VAT	*3 932*	*10 824*
Legal and consulting expenses	*8 652*	*4 996*
Expenses for the agent's fee	-	*3 748*
Expenses for rendering medical services	-	*4 529*
Maintenance of non – production objects of fixed assets	*10 952*	*6 332*
Expenses for the registration of property	-	*1 391*
Remunerations	-	*1 513*

Other non-sales expenses	*37 189*	*29 144*
Social needs expenses	*21 735*	*3 555*
TOTAL:	**1 445 215**	**1 280 714**

In 2005 non-government retirement insurance expenses were reflected in the structure of non-sales expenses in the section of payments to staff, the specified expenses not being included into the structure of ordinary activities expenses. In 2004 expenses for non-government retirement insurance were reflected in the structure of ordinary activities expenses.

7.5. Extraordinary income and expenses

The structure of extraordinary income:

	2005	2004
Insurance indemnity		-
Budgetary financing due to emergency circumstances	252	32
The cost of material values left after writing-off of assets	-	-
Other receipts due to emergency circumstances	-	-
TOTAL:	252	32

The structure of extraordinary expenses:

	2005	2004
The cost of lost inventory items	59	126
Losses from writing-off of fixed assets	92	8
Expenses related to disaster control and recovery	140	101
TOTAL:	**291**	**235**

7.6. Income tax expenses

In 2005 the Company defined the following components of income tax:

Index name	Amount	Tax rate, %	Amount	Income tax component
Accounting income (line 140+line 170-line 180)	3 429 764	24	823 143	Contingent income tax expense (income)
Taxable temporary differences:	549 450	24	131 868	Deferred tax liabilities
including:				including:
- differences occurred	627 311	24	150 555	-deferred tax liabilities created
- differences repaid	70 849	24	17 004	- deferred tax liabilities repaid
- differences which are written off by retired objects	7013	24	1684	- deferred tax liabilities written off for retired objects

Deducted temporary differences:	417 829	24	100 279	Deferred tax asset
including:				including:
- differences occurred	475 217	24	114 052	- deferred tax assets created
- differences repaid	893 046	24	214 331	- deferred tax assets repaid
- differences which are written off by retired objects	-	-	-	- deferred tax assets written off for retired objects
Permanent taxable differences	1 567 379	24	376 171	Permanent tax liability
Permanent deductible differences	128 792	24	30 910	Permanent tax asset
Taxation base by tax statement	3 897 774	24	935 466	Current tax
Reduction of income tax amounts charged under inspection certificate, according to court judgment	3 713	24	891	Current tax

For 2005 the Company's income tax expenses were:

Total	**(1 168 405)**
including	
- contingent income tax expense	(823 144)
- permanent tax liabilities	(376 171)
- permanent tax assets	30 910

In Income statement the Company's income tax expenses for 2005 are represented as the totality of sums:

Total	(1 168 405)
including	
current tax	(934 575)
deferred tax liabilities	(133 551)
deferred tax assets	(100 279)
Permanent taxable differences, resulted in the adjustment of contingent income tax, total	1 567 379
including:	
Permanent differences related to expenses which are rated for taxation purposes.	22 927
Permanent differences related to non-recognition for expense taxation purposes	1 304 407
Expenses for activities transferred to Unified tax on implied income	50 805
Losses from the activity related to the usage of objects of servicing productions	57 582
Past years losses	67 221
Other permanent taxable differences	64 437
Permanent deductible differences, resulted in the adjustment of contingent	

income tax, total	128 792
including:	
Income from the types of activity shifted for the payment of unified tax on implied income	47 925
Income for which the amount of income tax is retained by a tax agent (dividends including)	34 720
Past years profit	37 015
Other permanent deductible differences	9 132
Temporary taxable differences, resulted in the adjustment of contingent income tax, total	549 450
Including:	
For non-current assets	468 011
Value of expenses referred in accounting to the deferred expenses, and in tax accounting- lamp sum	67 428
Other temporary taxable differences	21 024
Writing off of deferred tax liabilities for retired objects	(7 013)
Temporary deductible differences, resulted in the adjustment of contingent income tax, total	417 829
Including:	
Expenses for the establishment of deferred expenses reserve	105 305
Repayment of earlier created difference as related to doubtful debt reserve	(468 019)
Difference occurring at loss formation at fixed assets realization	59
Repayment of difference as related to income from property received on a gratis basis	(1 430)
Repayment (reduction) of taxable profit by the amount of expenses with respect to transitional period base	(1 783)
Expenses for the establishment of contingent liabilities reserve	11 493
Repayment of other deductible differences	(63 454)

7.7. Net profit of the report period

In 2005 the index "Net profit (loss) of the report period" is defined as per the data of the bookkeeping based on the fact that income tax expenses deducted from the amount of profit before taxation are defined as the sum of contingent expense for income tax adjusted by the amount of permanent tax liabilities and assets.

In Income statement for 2005 the index "Net profit (loss) of the report period" is calculated on the basis of the fact that the income tax expense subject to deduction from the amount of income before taxation is formed as the totality of sums reflected in items "Deferred tax assets", "Deferred tax liabilities" and "Current income tax".

7.8. Earnings per share

Basic earnings per share reflect a part of income of the report year due to the stockholders – owners of ordinary shares. It is calculated as the ratio of basic earnings for the report year to the average weighted quantity of ordinary shares in circulation during the report year.

OJSC "VolgaTelecom"

Explanatory memorandum to accounting statement for 2005

Explanations to essential items of income statement

Basic earnings for the report year is equal to the net profit (item 190 of Income statement) less the dividends on preferred shares for 2005 in the size proposed by the Company's management to the Board of directors' consideration, but not approved as of the date of signing the accounting statement for 2005.

	2005	2004
Basic earnings for the report year, thousand rubles	2 035 224	1 850 641
Average weighted quantity of ordinary shares in circulation during the report year, thousand shares	245 969 590	245 969 590
Basic earnings per share, in rubles.	8,2743	7,5239

In 2005 the Company did not issue ordinary shares additionally. The Company also did not have securities the issue terms and conditions of which stipulated their conversion into additional quantity of ordinary shares, and there was no event related to the increase in ordinary shares quantity. That is why the Company does not make up calculations of diluted earnings per share.

8. Affiliated entities

In the explanatory memorandum the Company discloses the most essential information on affiliated entities. The detailed list of affiliated entities of the Company is given in the Supplement № 1 to the present Explanatory memorandum.

Parent company

The Company is controlled by joint-stock company OJSC "Svyazinvest" which owns 51% of the Company's ordinary shares. The remaining 49% of ordinary shares are placed among a large number of stockholders.

Income from sales of products, services to affiliated entities

In the reporting year the Company rendered services, sold products to the following affiliated entities:

Affiliated entity name	The nature of relations	Types of sales	The method of price determination of the operations	2005	2004
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Telecommunication services, rent	Standard commercial terms and conditions	159 321,2	192 031,6
JS Commercial Bank "C-Bank"	Significant influence	Telecommunication services, rent, sanatorium services	Standard commercial terms and conditions	177,1	360,2
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	Standard commercial terms and conditions	5363,4	4 405,8
CJSC "Transsvyaz"	Significant influence	Telecommunication services	Standard commercial terms and conditions	3858,7	3 396,4
CJSC "Nizhegorodteleservice"	Significant influence	Telecommunication services, rent	Standard commercial terms and conditions	4 134,3	931,0
LLC "Radio-Resonance"	Controlled by the Company	Telecommunication services	Standard commercial terms and conditions	-	176,9
CJSC "Cellular communication of Mordoviya"	Controlled by the Company	Telecommunication services	Standard commercial terms and conditions	-	79,3
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Telecommunication services, rent, services of collection of payments of subscribers, sanatorium services	Standard commercial terms and conditions	-	11 812,6

LLC "Izhcom"	Controlled by the Company	Telecommunication services, rent, services of collection of payments of subscribers, design services, sanatorium services, food services, transport services	Standard commercial terms and conditions	-	7 572,1
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Telecommunication services, rent, design services	Standard commercial terms and conditions	-	5 864,3
CJSC "Digital telecommunications"	Controlled by the Company	Telecommunication services, rent, transport services	Standard commercial terms and conditions	37 834,5	30 795,0
CJSC "Chuvashiya Mobile"	Significant influence	Telecommunication services, rent	Standard commercial terms and conditions	5384,0	4 168,2
CJSC "Chery Page"	Controlled by the Company	Telecommunication services, rent	Standard commercial terms and conditions	151,9	367,9
CJSC "Sotel NN"	Significant influence	Telecommunication services, rent, transport repair services	Standard commercial terms and conditions	-	6 178,1
CJSC "Saratov Mobile"	Controlled by the Company	Telecommunication services	Standard commercial terms and conditions	14 112,0	11 718,1
CJSC "Public Telephone Saratov"	Controlled by the Company	Telecommunication services	Standard commercial terms and conditions	16 755,7	19 362,6
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Rent, sales of fixed assets	Standard commercial terms and conditions	-	23 316,2
LLC "Vyatka – Page"	Controlled by the Company	Rent, sales of goods	Standard commercial terms and conditions	13 750,3	10 718,9
CJSC "Orenburg GSM"	Controlled by the Company	Telecommunication services	Standard commercial terms and conditions	25 823,5	25 809,7
CJSC "Penza Mobile"	Significant influence	Telecommunication services	Standard commercial terms and conditions	2 058,2	2 100,4
Private security Company "ROS"	Controlled by the Company	Security services	Standard commercial terms and conditions	-	4,4

OJSC “VolgaTelecom”
Explanatory memorandum to accounting statement for 2005
Affiliated entities

CJSC “Samara Telecom”	Significant influence	Telecommunication services, rent	Standard commercial terms and conditions	32 832,3	33 374,6
OJSC “OMRIX”	Significant influence	Telecommunication services	Standard commercial terms and conditions	1033,0	919,8
CJSC “Pulse Radio”	Significant influence	Telecommunication services	Standard commercial terms and conditions	-	17,5
CJSC “Pulse-Radio Yoshkar-Ola”	Significant influence	Telecommunication services	Standard commercial terms and conditions	-	197,6
OJSC “Telesot”	Significant influence	Telecommunication services	Standard commercial terms and conditions	-	2 074,3
LLC “Agricultural company “Reanta”	Significant influence	Telecommunication services	Standard commercial terms and conditions	-	1,9
OJSC “Rostelecom”	Associated company of OJSC “Svyazinvest”	Domestic and international long-distance communication services	Standard commercial terms and conditions	845 405,4	790 363,1
CJSC “Ulyanovsk GSM”	Significant influence	Cellular communication services	Standard commercial terms and conditions	23 039,7	19 239,1
OJSC “SZT”	Related parties	Telecommunication services	Standard commercial terms and conditions	122,3	8,8
OJSC “Sibirtelecom”	Related parties	Telecommunication services	Standard commercial terms and conditions	1178,7	10,9
OJSC “Uralsvyazinform”	Related parties	Telecommunication services	Standard commercial terms and conditions	33,5	107,3
Non-government pension fund “Doverie”	Significant influence	Rental of premises	Standard commercial terms and conditions	59,1	12,6
CJSC “Rostelegraph”	Associated company of OJSC “Svyazinvest”	Telecommunication services	Standard commercial terms and conditions	6884,6	51 470,3
CJSC “RusLeasingSvyaz”	OJSC “Svyazinvest” associate	Dividends	Standard commercial terms and conditions	41,1	50,6
OJSC “National payphone network”	Interdependent parties	Telecommunication services	Standard commercial terms and conditions	-	1 757,0
OJSC “RTComm.RU”	Interdependent parties	Traffic carrying	Standard commercial terms and conditions	3181,9	4 206,0
CJSC “Registrator-Svyaz”	Interdependent parties		Standard commercial terms and conditions	-	147,0
OJSC “Giprosvyaz”	Interdependent parties	Research and development works	Standard commercial terms and conditions	-	366,0

OJSC "VolgaTelecom"
Explanatory memorandum to accounting statement for 2005
Affiliated entities

LLC "Rossvyazinform"	Significant influence	Logistics support	Standard commercial terms and conditions	14 763,6	-
OJSC "Southern Telecom Company"	Related parties	Trading activity	Standard commercial terms and conditions	76,0	-
CJSC "Open communications"	Related parties	Paper pages output and input	Standard commercial terms and conditions	706,8	-
LLC "Nizhegorodskyi Teleservice"	Interdependent parties	Data transfer	Standard commercial terms and conditions	7287,1	-
CJSC "RTCOM"	Controlled by the Company	Cellular communication services	Standard commercial terms and conditions	3 807,2	-
OJSC Joint-stock Commercial bank "Svyaz-Bank"	Significant influence	Banking services	Standard commercial terms and conditions	2 842,8	
TOTAL:				**1 232 019,5**	**1 265 494,1**

Expenses for purchases from affiliated entities.
In the reporting year the following affiliated entities rendered services to the Company:

Affiliated entity name	The nature of relations	Types of purchases	The method of price determination of the operations	2005	2004
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Cellular communication services	Standard commercial terms and conditions	39 404,5	9 216,9
CJSC "Transsvyaz"	Significant influence	Construction and installation works	Standard commercial terms and conditions	95,3	1 265,3
CJSC "Nizhegorodteleservice"	Significant influence	Traffic over the network	Standard commercial terms and conditions	13,0	10,6
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Delivery of goods, equipment, telecommunication services	Standard commercial terms and conditions	-	481,1
CJSC "Saratov Mobile	Controlled by the Company	Delivery of goods	Standard commercial terms and conditions	94,2	58,2

OJSC "VolgaTelecom"
Explanatory memorandum to accounting statement for 2005
Affiliated entities

LLC "Udmurtskaya cellular networks-450"	Controlled by the Company	Cellular communication services, non-core types of activity	Standard commercial terms and conditions	-	10 294,3
CJSC "Public Telephone Saratov	Controlled by the Company	Telecommunication services	Standard commercial terms and conditions	235,6	27,1
LLC "Izhcom"	Controlled by the Company	Telecommunication services, purchase of material assets	Standard commercial terms and conditions	127,1	2 049,5
JS Commercial Bank "C-Bank"	Significant influence	Other services, rent	Standard commercial terms and conditions	514,3	736,6
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Telecommunication services, purchase of goods, materials	Standard commercial terms and conditions	-	364,8
CJSC "Digital telecommunications"	Controlled by the Company	Telecommunication services, purchase of goods	Standard commercial terms and conditions	2 911,7	1 144,5
CJSC "Chery Page"	Controlled by the Company	Telecommunication services, purchase of goods	Standard commercial terms and conditions	55,0	114,2
CJSC Nizhegorodskyi radio telephone"	Significant influence	Telecommunication services	Standard commercial terms and conditions	9,7	5,8
CJSC "Sotel"	Significant influence	Telecommunication services	Standard commercial terms and conditions	-	223,0
LLC "Vyatka-Page"	Controlled by the Company	Purchase of goods	Standard commercial terms and conditions	236 964,6	21 859,8
CJSC "Orenburg GSM"	Controlled by the Company	Telecommunication services	Standard commercial terms and conditions	395,0	796,8
CJSC "Penza Mobile"	Significant influence	Telecommunication services	Standard commercial terms and conditions	46,0	47,2
CJSC "Chuvashiya Mobile"	Significant influence	Telecommunication services, purchase of goods	Standard commercial terms and conditions	1876,1	326,1
CJSC "Samara Telecom"	Significant influence	Telecommunication services, rent	Standard commercial terms and conditions	10 891,3	6 473,8
CJSC "Cellular communication of Mordoviya"	Controlled by the Company	Telecommunication services (roaming)	Standard commercial terms and conditions	-	1,1
CJSC "Ulyanovsk GSM"	Controlled by the Company	Cellular communication services	Standard commercial terms and conditions	1207,4	922,6

OJSC "VolgaTelecom"
Explanatory memorandum to accounting statement for 2005
Affiliated entities

CJSC "Pulse-Radio Yoshkar-Ola"	Significant influence	Telecommunication services	Standard commercial terms and conditions	-	47,8
CJSC "Pulse Radio"	Significant influence	Telecommunication services	Standard commercial terms and conditions	-	58,3
OJSC "Rostelecom"	Associated company of OJSC "Svyazinvest"	Domestic and international long distance communication services	Standard commercial terms and conditions	1 939 383,4	1 905 283
CJSC "RusLeasingSvyaz"	OJSC "Svyazinvest" associate	Leasing contract	Standard commercial terms and conditions	31,8	754,4
OJSC "Svyazinvest"	Controls the Company	Paid dividends	According to shareholders meeting resolution	174 732,8	108 513,5
LLC "Radio-Resonance"	Controlled by the Company	Telecommunication services	Standard commercial terms and conditions	-	4,6
OJSC "SZT"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	-	13,4
OJSC "Sibirtelecom"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	-	1,3
OJSC "Uralsvyazinform"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	0,1	10,1
OJSC "CenterTelecom"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	-	32,4
OJSC "Southern Telecom Company"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	-	7,7
CJSC "Rostelegraph"	Associated company of OJSC "Svyazinvest"	Telecommunication services	Standard commercial terms and conditions	7103,6	48 829,6
OJSC JS Commercial bank "Svyaz – bank"	Significant influence	Bank services	Standard commercial terms and conditions	791,4	1,2
Non-commercial partnership " Center of research of telecommunications development problems"	Interdependent company	Contract of agency	Standard commercial terms and conditions	162 093,4	150 110,0
OJSC "National payphone network"	Interdependent company	Telecommunication services	Standard commercial terms	-	6 988,0

			and conditions		
OJSC "RTComm.RU"	Interdependent company	Services of traffic carrying	Standard commercial terms and conditions	225 608,3	147 619,0
Non-government pension fund "Telecom- Soyuz"	Interdependent company	Pension plans	Standard commercial terms and conditions	262 380	58 952,0
CJSC "Registrator-Svyaz"	Interdependent company	Keeping shareholder register	Standard commercial terms and conditions	54,5	2 550,0
OJSC "Giprosvyaz"	Interdependent company	Research and development works	Standard commercial terms and conditions	-	2 757,0
Non-government pension fund "Doverie"	Interdependent company	Pension plans	Standard commercial terms and conditions	453,1	1 461,0
CJSC "RTCOM"	Controlled by the Company	Cellular communication services	Standard commercial terms and conditions	183,9	-
TOTAL:				**3 067 657,2**	**2 490 413,6**

Status of settlements with affiliated entities

As of December 31, 2005 the backlog of affiliated entities to the Company and the backlog of the Company to the affiliated entities are:

Name	The nature of relations	Type of the backlog	2005	2004
Accounts receivable				
CJSC "Cellular communication of Mordoviya"	Controlled by the Company	Telecommunication services	-	581,1
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Cellular communication services	23 478,7	17 274,2
CJSC "Transsvyaz"	Controlled by the Company	Telecommunication services, other services	523,1	561,2
CJSC "Nizhegorodteleservice"	Significant influence	Telecommunication services, other services	405,3	23,5
CJSC "Saratov Mobile"	Controlled by the Company	Telecommunication services	3 489,6	365,4
CJSC "Public Telephone Saratov"	Controlled by the Company	Telecommunication services	17 704,4	3 381,4
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Services of collection of subscribers' payments, sales of fixed assets	-	3 952,5
CJSC "Orenburg GSM"	Controlled by the Company	Telecommunication services	34 960,7	36 392,8
CJSC "Penza Mobile"	Controlled by the Company	Telecommunication services	18,9	125,3
CJSC "Samara Telecom"	Significant	Telecommunication services	2 766,5	7 005,2

	influence			
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Telecommunication services, rent, repair services, long-term loans	-	7 779,3
LLC "Izhcom"	Controlled by the Company	Telecommunication services, other services	-	2 162,5
JS Commercial Bank "C-Bank"	Significant influence	Telecommunication services, repair services, long-term loans	28,9	0,5
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Other services, Telecommunication services	-	792,4

Affiliated entities

CJSC "Digital telecommunications	Controlled by the Company	Telecommunication services, transport repair services	9 902,7	256,4
CJSC "Chuvashiya Mobile"	Significant influence	Telecommunication services, transport repair services	29,0	1 549,3
CJSC "Chery Page"	Controlled by the Company	Telecommunication services, transport repair services	183,1	153,2
LLC "Radio Resonance"	Controlled by the Company	Telecommunication services	-	127,0
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	8180,4	4 507,2
CJSC "Sotel NN"	Significant influence	Telecommunication services, rent, transport repair services	-	5 438,1
LLC "Vyatka – Page"	Controlled by the Company	Rent, sales of goods	930,9	858,7
OJSC "OMRIX"	Significant influence	Telecommunication services	119,5	9,6
CJSC "Pulse Radio"	Significant influence	Telecommunication services	-	85,1
LLC "Agricultural company "Reanta"	Significant influence	Telecommunication services	-	0,8
OJSC "Rostelecom"	Associated company of OJSC "Svyazinvest"	Domestic and international long-distance communication services	33,7	34,3
CJSC "RusLeasingSvyaz"	OJSC "Svyazinvest" associate	Leasing contract	1 460,6	1 485
OJSC "Svyazinvest"	Controls the Company	Contract of agency	-	1241,7
CJSC "Rostelegraph"	Associated company of OJSC "Svyazinvest"	Telecommunication services	328,2	2 952,6
OJSC "Sibirtelecom"	Related parties	Telecommunication services	0,9	6,6
OJSC "Uralsvyazinform"	Related parties	Telecommunication services	-	4,3
CJSC "Ulyanovsk GSM"	Controlled by the Company	Cellular communication services	-	197,3
OJSC JS Commercial bank "Svyaz- bank"	Significant influence	Bank services	84 332,6	39 739,2
Non-commercial partnership " Center of research of telecommunications development problems"	Interconnected parties	Contract of agency	104 561,7	44 375,0
OJSC "National payphone network"	Interconnected parties	Telecommunication services	602,7	387,0
OJSC "RTComm.RU"	Interconnected parties	Traffic carrying services	2 918,9	88,0

CJSC "Registrator-Svyaz"	Interconnected parties	Keeping shareholder register	-	192,0
OJSC "Giprosvyaz"	Interconnected parties	Research and development works	391,8	374,0
LLC "Rossvyazinform"	Significant influence	Logistics support	762,1	-
CJSC "Open communications"	Related parties	Paper pages output and input	285,7	-
LLC "Nizhegorodskyi Teleservice"	Interconnected parties	Data transfer	995,7	-
CJSC "RTCOM"	Controlled by the Company	Cellular communication services	1 046,7	-
TOTAL:			**300 443,0**	**184 459,7**
Accounts payable				
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Repair services, other services	-	4 509,7
LLC "Izhcom"	Controlled by the Company	Telecommunication services, other services	50,0	200,0
JS Commercial Bank "Svyaz-Bank"	Significant influence	Other settlements	5 330 246,0	-
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Other services, telecommunication services	-	12,3
CJSC "Digital telecommunications"	Controlled by the Company	Telecommunication services, informational services, transport services	-	219,2
CJSC "Saratov Mobile"	Controlled by the Company	Payments collection services	3,2	10,4
CJSC "Public Telephone Saratov"	Controlled by the Company	Telecommunication services	15,5	4,5
LLC "Vyatka Page"	Controlled by the Company	Telecommunication services, repair services, other services	1229,8	1 894,1
CJSC "Orenburg GSM"	Controlled by the Company	Telecommunication services	193,5	112,5
CJSC "Penza Mobile"	Controlled by the Company	Telecommunication services	3,4	4,6
CJSC "Samara Telecom"	Significant influence	Telecommunication services	825,0	833,7
CJSC "Nizhny Novgorod cellular communication	Controlled by the Company	Cellular communication services	5075,0	796,0
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	-	0,8
CJSC "Sotel NN"	Significant influence	Other services	-	14,0
OJSC "Telesot"	Significant	Telecommunication services	-	21,0

	influence			
OJSC "Rostelecom"	Associated company of OJSC "Svyazinvest"	Domestic and international long-distance communication services	108 145,8	110 817,0
OJSC "RusLeasingSvyaz"	OJSC "Svyazinvest" associate	Leasing contract	1 574,6	1 921
CJSC "Transsvyaz"	Significant influence	Construction and installation works	7,8	101,2
CJSC "Chuvashiya Mobile"	Significant influence	Telecommunication services, rent, transport services	-	994,6
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Services of collection of subscribers' payments, sales of fixed assets	-	559,7
CJSC "Ulyanovsk-GSM"	Related parties	Cellular communication services	257,9	18,1
OJSC "CenterTelecom"	Related parties	Telecommunication services	-	350,3
CJSC "Pulse-Radio Yoshkar-Ola"	Significant influence	Telecommunication services	-	16,8
CJSC "Rostelegraph"	Associated company of OJSC "Svyazinvest"	Telecommunication services	554,0	1 847,7
OJSC "National payphone network"	Interconnected parties	Telecommunication services	-	384,0
OJSC "RTComm.RU"	Interconnected parties	Traffic carrying services	4 327,2	2 986,0
Non-government pension fund "Telecom- Soyuz"	Interconnected parties	Pension plans	-	5 600,0
OJSC "Giprosvyaz"	Interconnected parties	Research and development works	-	377,0
Non-government pension fund "Doverie"	Significant influence	Rent of property	165,1	192,0
CJSC "RTCOM"	Controlled by the Company	Cellular communication services	19,2	-
CJSC "Registrator-Svyaz"	Interconnected parties	Keeping shareholder register	123,0	-
TOTAL			**5 452 816,0**	**134 798,2**

Loans granted by the Company to affiliated entities

	2005	2004
The backlog as of January 1 of the report year	5 925	7 624
Loans granted		
Repaid in the report year	(3000)	(1 699)
The backlog as of December 31 of the report year	2 925	5 925

In 2004 the Company granted the loan to CJSC "Orenburg GSM" in the amount of 3 000 thousand rubles without interest, which was redeemed in full during 2005.

In 2004 the Company granted the loan in the amount of 2 924,5 thousand rubles to CJSC "Nizhegorodskyi radio telephone" at 13% annual. The sum of income in the form of interest charged by the Company under the loan granted to CJSC "Nizhegorodskyi radio telephone" amounted in 2005 to 380,2 thousand rubles (in 2004 - 380,2 thousand rubles).

Remunerations to directors

In 2005 the Company paid remunerations (premiums, benefits, fringe benefits) to the members of the Board of directors and of the Management board of the Company in the total amount of approximately 32 136 thousand rubles (in 2004 – 64 090,4 thousand rubles). The list of the members of the Board of directors and the Management board of the Company is provided in the section "General data" of the present explanatory memorandum.

Securities obtained

In 2005 LLC "Volga-Finance" granted the security for bond issues BT-2 and BT-3 of the Company for the total amount of 7 061 099 thousand rubles.

9. Non-government pension insurance

For 2005 centralized contract with non-government pension fund "Telecom-Soyuz" is concluded.

Total amounts of installments for non-government pension insurance paid by the Company in 2005 were 262 380 thousand rubles (in 2004 - 99 296 thousand rubles).

In 2006 the Company plans to transfer monthly contributions to the Fund for the formation of joint part of non-government pension by pension program № 2 in favor of participants who have concluded individual contracts – 500 rubles for ordinary employees and 1000 rubles for business executives. For 2006 the amount of installments is established in the amount of 225 260 thousand rubles.

10. Discontinuing operation

In 2005 there was no discontinuing operation.

11. Contingent liabilities

The conditions of the Company's activity

Although Russian economy is considered to be market economy, it continues to demonstrate certain peculiarities which are more proper to the Economics of transition. Among such characteristics of transition period are relatively high inflation rates, existence of currency control, which prevents national currency from becoming liquid means of payment beyond RF limits, and other particularities. Russian economy steadiness depends in many ways on Government politics and actions focused on reforming administrative and legal systems.

Taxation

Russian tax, currency and customs legislation admits different interpretations and is subject to frequent modifications. The recent developments in Russian Federation show that taxation bodies can hold more tough position at tax legislation interpretation and tax computations. The interpretation of the specified legislation by the Company's management as applied to the Company's operations and activity may be litigated by appropriate federal bodies. As a consequence, taxation bodies may make claims by the transactions and accounting methods, by which they have not made claims earlier. As the result, additional taxes, penalties and fines may be charged. It is not practical to define the amounts of claims by possible, but not brought suits and to assess the probability of unfavorable outcome. Taxation inspections may cover three calendar years of activity, immediately preceding the year of the check. Under certain conditions earlier periods may be inspected.

In the management opinion as of December 31 2005, the appropriate legislation provisions are upon the whole correctly interpreted by it, and the probability of keeping the Company's situation in terms of meeting the requirements of tax, currency and customs legislation is high. At the same time there is rather high probability, that in respect of certain issues of legislation requirements interpretation and charging appropriate tax liabilities, the Company's management has occupied a position which may be later considered by government fiscal bodies as having no sufficient grounds. The Company intends to protect its position in the specified issues.
The accounting as of December 31, 2005 does not contain corrections, which may appear to be necessary due to this indefiniteness and the position the Company holds.

Claims of taxation bodies

The Company's management considers that the Company's tax liabilities for the report and the previous tax periods were calculated in the proper way and are reflected in full in the Company's accounting statement. Though basing on the results of recent tax inspections of other companies of OJSC "Svyazinvest" group, the Company's management assumes the presence of risk, that taxation bodies might make substantial tax claims on the Company with respect to the issues allowing for the possibility of ambiguous interpretation of tax legislation, in particular with respect to the settlements with other telecommunication operators under the internetwork communications contracts. The Company's management considers that the Company has arguments sufficient for successful litigation by possible claims. However, at present the perspective of legal proceeding with respect to taxation claims is rather indefinite due to absence of fully formed judicial practice for the specified taxation issues.

OJSC "VolgaTelecom"
Explanatory memorandum to accounting statement for 2005
Contingent liabilities

Issued suretyship

The Company acted as a guarantor for third parties for the total amount of 2 241 045 thousand rubles (in 2004 – 1 393 526 thousand rubles). The Company's management does not expect any essential liabilities to appear in connection with such suretyship.
In 2002 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and JS commercial Savings bank of Russian Federation № 387-02 of October 23, 2002 for the amount of 815 000 thousand rubles. As of 31.12.2005 due to the repayment of a part of the credits the amount of suretyship was 437 925,8 thousand rubles.

In 2003 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and JS commercial Savings bank of Russian Federation № П-9177 of September 09, 2003 for the amount of 790 681 thousand rubles. As of 31.12.2005 due to the repayment of a part of the credits the amount of suretyship is 544 993,6 thousand rubles.

In 2004 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and JS commercial Savings bank of Russian Federation № П-9235 of October 12, 2002 for the amount of 325 648 thousand rubles.

In 2005 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and JS commercial Savings bank of Russian Federation № П-9326 of October 12, 2005 for the amount of 650 000 thousand rubles.

In 2005 the Company concluded the contract of guarantee under the transactions between CJSC "RTCOM" and OJSC JS commercial bank "Svyaz- Bank" № 321/1110-05 of December 05, 2005 for the amount of 141 360 thousand rubles.

In 2005 the Company concluded two contracts of guarantee under the transactions between CJSC "Orenburg-GSM" and OJSC JS commercial bank "Svyaz-Bank" № 73 of November 25, 2005 for the amount of 42 700 thousand rubles and № 74 of November 25, 2005 for the amount of 26 840 thousand rubles.

As of 31.12.2005 no claims were laid to OJSC "VolgaTelecom".

Litigations

In July 2005 Russian Federation Ministry of finance made a claim on the Company with respect to the credit of Vnesheconombank with the requirement of immediate repayment of overdue debt, which as of the date of bringing of a suite amounted to 226 890 thousand rubles (6 637 thousand Euro). The consideration of the case is adjourned till April 25, 2006.

The Company is a defendant in a number of arbitration proceedings. However, as per the opinion of the Company's directorate, the results of these proceedings will not essentially affect the Company's financial status. The total sum of potential lawsuits is estimated in the amount of 7 688 thousand rubles.

Contingent liabilities

Description of contingent liability	Expected date of performance	The amount of liability under a suit, contract, agreements (thousand rubles)	Probability of contingent liability performance, %	The amount of contingent liability
Federal Antimonopoly Service authority for Samara oblast - violation of antimonopoly legislation	May 2006	19 219	40	7 688

Licenses

Russian Federation Government regulation of February 18, 2005 № 87 "On approval of the list of telecommunication services names, included into licenses, and of lists of license provisions" (in the wording of Russian Federation Government regulation № 837 of December 29, 2005) establishes the list of telecommunication services names, included into licenses and the lists of license provisions.

License provisions established in the licenses issued earlier are valid in the part which does not contradict effective regulations.

Taking into account the fact that new requirements to affiliation of electric communication networks and construction of public telephone communication network, carrying traffic and rendering services of local, intrazonal, domestic and international long-distance communication, mobile communication services will substantially influence the realization of certain license provisions, included in licenses issued before 01.01.2004, the Company made an application to Rossvyaznadzor on introducing changes and additions into licenses, including in license provisions:

- № 23240 of 01.08.2002 - Provision of telematic services,
- № 23241 of 01.08.2002 - Provision of data transfer services,
- № 23245 of 04.10.2002 - Provision of local and intrazonal communication services,
- № 23246 of 12.09.2002 – Provision of communication channels lease services,
- № 23242 of 14.11.2002 – Provision of cellular radio telephone communication services within 450 MHz frequency range,
- № 27620 of 18.08.2003 – Provision of TV and sound programs broadcasting services over cable TV network,
- № 23244 of 28.11.2002 - Provision of cellular radio telephone communication services within 450 MHz frequency range.

Updates and changes to the licenses stated above are obtained.

Activity environment of other OJSC "VolgaTelecom" licenses do not contradict the requirements of regulatory documents and did not require introducing changes.

12. Events after the report date

Dividends

The size of annual dividend due to one share will be approved by the general meeting of stockholders of the Company in June 2006. The Company's management offered to the Board of Directors to recommend to the Shareholders general meeting to approve the dividend for 2005 in the size of 1,4743 ruble per one ordinary share and 2,7583 rubles per one preferred share (in 2004 – correspondingly 1,3779 ruble and 2,5082 rubles), which will make 588 782 thousand rubles (in 2004 - 544 549 thousand rubles). Upon the approval the annual dividends due to payment to the stockholders will be reflected in the statement for 2006.

Staff dismissal

Within the framework of the Program for optimization of number of employees, approved by the Company's Management board on December 2, 2005, during the period from December 31,2005 till the date of signing the reporting for 2005, 1043 employees were dismissed, who were paid compensations in the amount of 9 144 thousand rubles.

Introduction of new provisions to Federal law "On communication"

Since January 1, 2006 a number of normative acts stipulated by Federal law №126 "On communication" come into effect:

- Russian Federation Government Regulation № 161 of 28.03.2005, which approved "The rules of connection of electric communication networks and their interaction";
- Russian Federation Government Regulation № 310 of 18.05.2005, which approved "The rules of rendering local, intrazonal, domestic and international long-distance telephone communication services";
- Russian Federation Government Regulation № 241 of April 21, 2005 "On actions on organization of rendering universal communication services";
- Russian Federation Ministry of information and telecommunication order № 97 of 08.08.2005 "On approval of requirements to the construction of PSTN";
- Russian Federation Ministry of information and telecommunication order № 98 of 08.08.2005 "On approval of requirements to the procedure of traffic transit in PSTN".

Status of essential operator

According to the orders of Federal service for supervisory control in telecommunication area № 39 of 21.10.05, №№ 40 and 31 of 24.10.05, № 52 of 22.12.05 the Company is included into the Register of operators occupying essential position in PSTN.

Telecommunication operator occupying essential position in PSTN is obliged to render services of connection and traffic carrying services to any carrier approaching the operator; herewith none of the carriers may be prioritized. The refusal of telecommunication operator occupying essential position in PSTN to conclude the contract of electric communication networks connection is not allowed, except for the cases when connection of electric communication networks and their interaction contradict terms and conditions of licenses issued to the carriers or the regulations defining the construction and functioning of unified electric communication network of Russian Federation.

The prices for rendered services of connection and traffic transit are to be established to be equal for all carriers, except for the cases, when the law and other legal acts allow for granting privileges to certain

categories of users.

Change in 2006 of interaction pattern with OJSC "Rostelecom"

Before January 1, 2006 the Company rendered domestic and international long-distance telephone communication services to users in its own name in accordance with Supplement №1 to the License for the provision of local, intrazonal telephone communication services, the specified supplement being issued earlier. Herewith, cash received at the Company's accounts for the specified services was the Company's revenue.

Domestic and international long-distance telephone communication services were rendered by using the Company's facilities via PSTN under the contract with OJSC "Rostelecom" on network interconnection, according to this contract OJSC "Rostelecom" and the Company rendered DLD and ILD telephone traffic transit services to each other.

The Company settled accounts with users for international long-distance services at tariffs established by OJSC "Rostelecom", and for domestic long-distance services – at tariffs established by Russian Anti-Monopoly Policy Ministry.

In 2006 the relations between the Company and OJSC "Rostelecom" are changing. Domestic and international long-distance telephone communication services will be rendered by OJSC "Rostelecom". The users' payments for domestic and international long-distance telephone communication services will be OJSC "Rostelecom" revenue.

The Company on behalf and upon instructions of OJSC "Rostelecom" will settle accounts with users for domestic and international long-distance telephone communication services rendered to them.

In this connection the Company concluded the contract of mixed type for 2006 with OJSC "Rostelecom" (the contract contains the elements of agency contract and contract of services), in accordance with the contract the Company is obliged to render the following services to OJSC "Rostelecom":

- Services of subscriber's order processing when providing access to domestic and international long-distance communication by immediate and order servicing system to it ;
- Services of billing processing of domestic and international long-distance communication services;
- Services of preparation, formation and storage of necessary documents;
- Services of formation of report forms;
- Agency services of payments collection from subscribers and for information and reference service on behalf and at the expense of OJSC "Rostelecom";
- Carry out the following actions: claim administration, document delivery.

Besides, the changes are introduced into the contract of connection of electric communication networks between the Company and OJSC "Rostelecom"; in accordance with the changes the Company will provide OJSC "Rostelecom" with the services of traffic transit and receive connection service from OJSC "Rostelecom", due to which domestic and international long-distance connection establishment and information transfer between the users of interacting electric communication networks becomes possible.

Herewith, traffic transit services will jointly mean:

- The service of zone termination of call for the network of connected operator;
- The service of zone termination of call for the network of the Company;
- The service of call zone initiation;

- The service of call zone initiation from the network of connected operator.

The prices for connection and traffic transit services are regulated by the government.

In 2006 the Company, as a zone telephone communication network operator, is to solve the following tasks:

- The change of existing pattern of telecommunication organization and the change-over of all functioning networks of connected operators in accordance with existing status ("operator of network of domestic and international telephone communication", "operator of network of zone telephone communication", "operator of network of local telephone communication", "operator of data transfer network";
- Providing users with the capability to chose the operator of domestic and international long-distance communication network;
- Providing records of traffic transit of connected operators starting from the first second of connection establishment;
- Regulation of price structure in regard to connection services and traffic transit services, change of contractual relations with subscribers.

Meeting the requirements stated above will not require additional substantial capital investments of the Company, as the basic capital investments necessary for meeting the requirements of regulations were made in 2005.

Change in 2006 of interaction pattern with connected operators

In accordance with regulations effective since January 1, 2006, the procedure of settlements with connected operators has substantially changed.

Prior to January 1, 2006 the settlements for connection services and traffic transit as related to services of local telephone communication were unilateral; as related to domestic, international long-distance and intrazonal telephone communication, connected operators received a part of revenue from rendering the specified services depending on the degree of participation in the technological process of their provision.

After January 1, 2006 the settlements for connection services and traffic transit services when rendering all kinds of telephone communication services are of mutual nature and consist of the following kinds of payments: payment for organization of connection point, fee for using the connection point, payment for each minute of transited traffic.

Thus, along with arising additional revenue from connection services and traffic transit services the Company acquires additional expenses, related to the payments to operators for organization of connection points, using the connection points and traffic transit via the operator's network.

Meeting the requirements specified above will require additional capital investments of the Company. In quarter 1 of 2006 capital investments for completion of equipping the centers of traffic records at connection points will amount to 84 million rubles.

As of the beginning of April 2006 the contracts of connection and traffic transit were concluded with the operators of domestic and international long-distance telephone communication - OJSC "Rostelecom" and OJSC "MTT".

At present the Company carries out contractual campaign on renegotiation of effective contracts with connected operators. Conclusion of contracts is expected in April-May of 2006.

Besides, connection and traffic transit services have become the services the prices for which are regulated by the government. Correspondingly, the procedure of their formation, including defining the size of profit taken into account in such prices, is defined by the appropriate regulatory authority.

Rendering universal telecommunication services

The date of holding a tender for universal telecommunication services provision in the Volga Federal district is set for July - September 2006. The Company intends to participate in the tender for the right of universal services provision. For the realization of the services the Company intends to allocate additionally the funds for investments necessary for starting the service provision. The start of the service rendering is scheduled for 2007.

If the tender is not held for some reasons, the Company due to its recognition as an essential operator will provide the specified services. In this case, the price for the services will be formed basing on economically justified expenses and standard profit.

Tariffs for telecommunication services

In accordance with Russian Federation Government regulation № 627 of 19.10.2005 the prices for connection services and traffic transit services rendered by operators occupying essential position in PSTN are subject to government regulation. The specified prices are regulated by Rossvyaznadzor as agreed upon with Russia's Federal service for tariffs.

In November 2005 the Company filed the application to Rossvyaznadzor with proposal of tariffs for approval, the specified tariffs being calculated within the framework of prices existing in 2005. The indicated tariffs are not approved by Rossvyaznadzor because of non-availability of approved Methods of calculation of economically justified expenses and standard profit, the specified Method should serve as the basis for establishing the appropriate prices.

Herewith, prior to the approval of price limits for connection services and traffic transit services by Federal service of supervisory control in telecommunication area, Rossvyaznadzor allowed the Company to establish the prices all by itself. Tariffs for connection and traffic transit services were approved by the order of the General Director and are applied at renegotiation of contracts of connection and interaction with carriers.

In December 2005 Russian Federal service for tariffs approved compensation bonus in the amount of 0,54 rubles per minute, the specified bonus is applied to the price for the services of local and zone initiation of call at establishment of domestic and international telephone connections. The specified bonus is applied since January 1, 2006 and allows for covering operators' losses, arising when rendering regulated services of local telephone communication.

In accordance with Russian Federation Government regulation № 637 of 24.10.2005 the Company sent motions on mandatory tariff plans for residential subscribers to Russian Federal service for tariffs: plans with time rate system of payment, with subscriber fee system of payment, with combined system of payment. Tariff plans were elaborated with due account for the existing payment system, current tariffs and data on traffic volume of the Company's subscribers.

If there is no technical capability to record local telephone connections duration, it is proposed to leave unchanged current tariff with using subscriber fee system of payment. At present Russian Federal service for tariffs has not approved tariff plans for local telephone communication services yet.

Abolishment of payment for incoming calls

In February 2006 State Duma approved in third reading the amendments to Federal law 126 "On communication", the specified amendments stipulating abolishment of payment for incoming call for any phone. The draft of the law is under consideration of the Federation Council and the President and in case of their approval may come into force since July 1, 2006.

From the time of coming into force of the specified amendment, Russian Federal service for tariffs will establish tariffs for intrazonal connections of subscribers with subscribers of mobile radiotelephone communication network operators for the carriers rendering services with state-regulated tariffs. After that the Company will conclude additional agreements to the contracts with mobile radiotelephone communication operators as related to payment of services of call termination at their networks.

Thus, in the second half of 2006 the Company's revenues from intrazonal telephone communication services will grow, herewith, additional expenses will arise for payment of services of call termination at mobile communication operator network.

Impact of services provision rules on financial statement for 2006 and succeeding periods.

In the Company's opinion, the transition to new rules of telecommunication services rendering will influence the amount of revenues and expenses of the Company, though at present the Company is not capable of assessing the materiality of impact of the specified changes on its financial status and results of its activity.

Value-Added Tax

Federal law N 119-ФЗ of July 22, 2005 introduces changes to chapter 21 of Tax code of Russian Federation; these changes come into force since January 1, 2006 and establish the time of defining taxation base for value-added tax at realization (transfer) of goods (works, services) as the earlier of the two dates:

- the date of shipment (transfer) of goods (works, services),
- day of payment, partial payment on account of future supplies of goods (execution of works, rendering services), transfer of property rights.

Purchase of shares of OJSC "National television company "ZVEZDA"

In accordance with resolution of the Board of directors (minutes № 19 of 19.01.2006) in January 2006 the Company purchased 352 pieces of ordinary shares of OJSC "National television company "ZVEZDA" for 47 680,512 thousand rubles. The shares were purchased for the purpose of the Company's development. The records in shareholder register, the specified records being made for confirmation of lapse of right of ownership to the specified securities, were made in January 2006.

All in all the Company holds 1 686 ordinary shares of OJSC "National television company "ZVEZDA", which makes 1,668 % of its charter capital.

The principal shareholder of OJSC "National television company "ZVEZDA" is LLC "NTK "Zvezda" (95% of ordinary registered paperless shares). 55% of charter capital of LLC "NTK "Zvezda"

belongs to Federal public institution of the Ministry of Defense "Central television and radio broadcasting studio".

Sale of shares

In 2005 the Company did not sell shares.

Bonded loan

On April 3, 2006 the Company's Board of directors at its session (minutes № 26 of 05.04.2006) adopted the decision on placing bonded loan on following terms and conditions:

Interest bearing bearer bonds in quantity of 3 000 000 (three million) pieces with face value of 1 000 (One thousand) rubles in the form of inconvertible interest bearing certified bearer bonds with obligatory central storage. Total face value of the issue is 3 billion rubles.

The bonded loan will be placed in the tender system of CJSC "Stock exchange MICEX" in the form of public offering. The bonds' maturity term is up to 7 years.

The basic goal of the bonds issue is credit portfolio restructuring and investment program financing. The funds raised by the loan will be allocated for optimization of debt liabilities structure at the cost of increasing duration and reducing the cost of debt servicing.

General Director — Omelchenko S.V.

Chief accountant — Popkov N.I.

Annex № 1

№	Full brand name or surname, name and patronymic name of an affiliated entity/person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
1	2	3	4
1.	Omelchenko Sergey Valerievich	The person exercises the authority of the single executive body of the joint- stock company, the person is a member of the collegiate executive body of the joint-stock company	26.04.2005 15.07.2005
2.	Andreev Vladimir Alexandrovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	28.06.2005
3.	Belyaev Konstantin Vladimirovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	28.06.2005
4.	Bobin Maxim Victorovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	28.06.2005
5.	Bulancha Sergey Anatolievich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	28.06.2005
6.	Grigorieva Alla Borisovna	The person is a member of the Board of directors (supervisory council) of the joint-stock company	28.06.2005
7.	Degtyarev Valeryi Victorovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	28.06.2005
8.	Kulikov Denis Victorovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	28.06.2005
9.	Kuznetsov Sergey Ivanovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	28.06.2005
10.	Slizen Vitalyi Alexandrovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	28.06.2005
11.	Fedorov Oleg Romanovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	28.06.2005
12.	Chernogorodskyi Sergey Valerievich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	28.06.2005
13.	Astakhova Svetlana Leonidovna	The person is a member of the collegial executive body of the joint-stock company	06.10.2005
14.	Ganeeva Alla Albertovna	The person is a member of the collegial executive body of the joint-stock company	15.07.2005
15.	Dyakonov Mikhail Vasilievich	The person is a member of the collegial executive body of the joint-stock company	15.07.2005
16.	Kirillov Alexander Ivanovich	The person is a member of the collegial executive body of the joint-stock company	15.07.2005
17.	Kormilitsyna Lyudmila	The person is a member of the collegial	

	Alexeevna	executive body of the joint-stock company	15.07.2005
18.	Petrov Mikhail Victorovich	The person is a member of the collegial executive body of the joint-stock company	06.10.2005
19.	Pozdnyakov Denis Vyacheslavovich	The person is a member of the collegial executive body of the joint-stock company	15.07.2005
20.	Popkov Nikolai Ivanovich	The person is a member of the collegial executive body of the joint-stock company	15.07.2005
21.	Open Joint Stock Company "Investment communication company"	The joint-stock company is entitled to dispose of more than 20% of voting shares of the company	10.10.1995
22.	Closed Joint Stock Company "Commercial bank "C – Bank"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
23.	Closed Joint Stock Company "Narodnyi telephone Saratov"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
24.	Closed Joint Stock Company "Nizhegorodskaya cellular communication"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	30.03.1995
25.	Closed Joint Stock Company "Nizhegorodskyi radiophone"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	26.08.1999
26.	Closed Joint Stock Company "Nizhegorodteleservice"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	26.02.1997
27.	Closed Joint Stock Company "Orenburg – GSM"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
28.	Closed Joint Stock Company "Penza – Mobile"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
29.	Closed Joint Stock Company "Samara – Telecom"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
30.	Closed Joint Stock Company "Saratov – Mobile"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter	01.12.2002

		(reserve) capital of this entity	
31.	Closed Joint Stock Company "TeleSvyazInform"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
32.	Closed Joint Stock Company "Transsviyaz"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	03.06.1997
33.	Closed Joint Stock Company "Ulyanovsk – GSM"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
34.	Closed Joint Stock Company "Chuvashiya Mobile"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
35.	Closed Joint Stock Company "Chery Page"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
36.	Limited Liability Company "Agrofirm "REANTA"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
37.	Limited Liability Company "Vyatka -Page"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
38.	Open Joint Stock Company "Informational commercial networks "OMRIX"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	***01.12.2002***
39.	Open Joint Stock Company "TATINCOM – T"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	***13.10.2003***
40.	Closed Joint Stock Company "Erickson svyaz"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	25.05.1998
41.	Closed Joint Stock Company "Digital telecommunications"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
42.	Limited Liability Company "Izhcom"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks	01.12.2002

		(investments, shares) making up the charter (reserve) capital of this entity	
43.	Closed Joint Stock Company "RTCOM"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks making up the charter capital of this entity	09.03.2005
44.	Limited Liability Company "Nizhegorodskyi Teleservice"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	13.07.2005
45.	Open Joint Stock Company of DLD&ILD "Rostelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.05.1997
46.	Open Joint Stock Company "Central Telecommunication Company"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
47.	Open Joint Stock Company "North Western Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
48.	Open Joint Stock Company "Southern Telecommunication Company"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
49.	Open Joint Stock Company "Uralsvyazinform"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
50.	Open Joint Stock Company "SibirTelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
51.	Open Joint Stock Company "Dalnevostochnaya Communication Company"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
52.	Open Joint Stock Company of communication and informatics of the Republic of Dagestan	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
53.	Closed Joint Stock Company "Mobile telecommunications"	The entity belongs to the group of entities to which the joint-stock company belongs	15.09.1998
54.	Open Joint Stock Company "Central Telegraph"	The entity belongs to the group of entities to which the joint-stock company belongs	30.05.1997
55.	Open Joint Stock Company "Giprosvyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	30.05.1997
56.	Limited Liability Company Private security business "Rostelecom-bezopasnost"	The entity belongs to the group of entities to which the joint-stock company belongs	2002
57.	Closed Joint Stock Company "RusLeasingSvyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	29.05.1997
58.	Closed Joint Stock Company "Startcom"	The entity belongs to the group of entities to which the joint-stock company belongs	20.08.1998
59.	Closed joint Stock Company "FK-Svyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	15.07.1998
60.	Open Joint Stock Company "Kostromskaya city's telephone network"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995

61.	Open Joint Stock Company "Moskovskaya city's telephone network"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
62.	Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
63.	Affiliate closed joint stock company "Armavirskyi plant of communication"	The entity belongs to the group of entities to which the joint-stock company belongs	1999
64.	Closed Joint Stock Company "Joint stock commercial industrial bank of communication facilities and informatics development "Pochtobank"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
65.	Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
66.	Closed Joint Stock Company "Altel"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
67.	Closed Joint Stock Company "Baikalvestcom"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
68.	Closed Joint Stock Company "Vestelcom"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
69.	Closed Joint Stock Company "Vladimir – Teleservice"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
70.	Closed Joint Stock Company "Globalstar Space telecommunications"	The entity belongs to the group of entities to which the joint-stock company belongs	1997
71.	Closed Joint Stock Company "Yeniseitelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
72.	Limited liability company "Infinvest"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
73.	Closed Joint Stock Company "SteC GSM"	The entity belongs to the group of entities to which the joint-stock company belongs	2001
74.	Limited Liability Company "Novgorod Datacom"	The entity belongs to the group of entities to which the joint-stock company belongs	1997
75.	Limited Liability Company "Permtelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
76.	Closed Joint Stock Company "Region-network"	The entity belongs to the group of entities to which the joint-stock company belongs	1997
77.	Closed Joint Stock Company "Rostelegraph"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
78.	Closed Joint Stock Company "RTK-Center"	The entity belongs to the group of entities to which the joint-stock company belongs	1996
79.	CJSC "Svyazinformcomplect"	The entity belongs to the group of entities to which the joint-stock company belongs	1998
80.	Closed Joint Stock Company "Telebarents"	The entity belongs to the group of entities to which the joint-stock company belongs	1996
81.	Closed Joint Stock Company "Center of introduction of specialized systems"	The entity belongs to the group of entities to which the joint-stock company belongs	1998
82.	Non-government pension fund "Svyazist"	The entity belongs to the group of entities to which the joint-stock company belongs	1997

83.	Open Joint Stock Company "NGTS-Page"	The entity belongs to the group of entities to which the joint-stock company belongs	1996
84.	Open Joint Stock Company "Regional informational networks"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
85.	Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov	The entity belongs to the group of entities to which the joint-stock company belongs	1995
86.	Open Joint Stock Company "Telecom" of Ryazan oblast	The entity belongs to the group of entities to which the joint-stock company belongs	1995
87.	Closed Joint Stock Company "AMT"	The entity belongs to the group of entities to which the joint-stock company belongs	1999
88.	Limited Liability Company "Bona"	The entity belongs to the group of entities to which the joint-stock company belongs	1997
89.	Limited Liability Company "Vlad Page"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
90.	Limited Liability Company "Vladimirskyi payphone"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
91.	Limited Liability Company "Informteck"	The entity belongs to the group of entities to which the joint-stock company belongs	1997
92.	Limited Liability Company "MobilCom"	The entity belongs to the group of entities to which the joint-stock company belongs	1999
93.	Closed Joint Stock Company "Teleport Ivanovo"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
94.	Limited Liability Company "Pagetelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	1996
95.	Limited Liability Company "Telecom-Stroi"	The entity belongs to the group of entities to which the joint-stock company belongs	1998
96.	Limited Liability Company "Telecom-Terminal"	The entity belongs to the group of entities to which the joint-stock company belongs	1998
97.	Limited Liability Company "Ural Inform TV"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
98.	Limited Liability Company "Factorial-99"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
99.	Non-commercial partnership "Center of investigation of telecommunications development problems"	The entity belongs to the group of entities to which the joint-stock company belongs	2002
100.	Limited Liability Company "Artelecom-service"	The entity belongs to the group of entities to which the joint-stock company belongs	1999
101.	Limited Liability Company "Svyaz-Service-Irga"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
102.	Open Joint Stock Company " Health complex "Orbita"	The entity belongs to the group of entities to which the joint-stock company belongs	2001
103.	Limited Liability Company Private security business "Zashchita"	The entity belongs to the group of entities to which the joint-stock company belongs	2001
104.	Limited Liability Company "Intmashservice"	The entity belongs to the group of entities to which the joint-stock company belongs	1997
105.	Closed Joint Stock Company "Tsentel"	The entity belongs to the group of entities to which the joint-stock company belongs	1998
106.	Closed Joint Stock Company "Open communications"	The entity belongs to the group of entities to which the joint-stock company belongs	2000

OJSC "VolgaTelecom"
Explanatory memorandum to 2005 statement

107.	Closed Joint Stock Company "Incom"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
108.	Closed Joint Stock Company "Telecomcity"	The entity belongs to the group of entities to which the joint-stock company belongs	1997
109.	Limited Liability Company "RTK- Siberia"	The entity belongs to the group of entities to which the joint-stock company belongs	2003
110.	Closed Joint Stock Company "Moscow's center of new telecommunication technologies"	The entity belongs to the group of entities to which the joint-stock company belongs	2000
111.	Limited Liability Company "Holiday hotel "Malakhit"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
112.	Limited Liability Company "South-Giprosvyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	2002
113.	Limited Liability Company "SvyazProektService"	The entity belongs to the group of entities to which the joint-stock company belongs	2000
114.	Limited Liability Company "Giprosvyaz-Consulting"	The entity belongs to the group of entities to which the joint-stock company belongs	2001
115.	Closed Joint Stock Company "CenterTelecom Service of Moscow region"	The entity belongs to the group of entities to which the joint-stock company belongs	2003
116.	Closed Joint Stock Company "CenterTelecom Service"	The entity belongs to the group of entities to which the joint-stock company belongs	2003
117.	Open Joint Stock Company "Russian telecommunications network"	The entity belongs to the group of entities to which the joint-stock company belongs	2004
118.	Open Joint Stock Company "Joint stock company of telephone communication development "Mobiltelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2004
119.	Limited Liability Company "RSU-Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	2003
120.	Limited Liability Company "RPK Svyazist"	The entity belongs to the group of entities to which the joint-stock company belongs	2003
121.	Closed Joint Stock Company "IK "Svyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	2004
122.	Limited Liability Company "Giprosvyaz-Siberia"	The entity belongs to the group of entities to which the joint-stock company belongs	2004
123.	Limited Liability Company "Cablevideo"	The entity belongs to the group of entities to which the joint-stock company belongs	2004
124.	Limited Liability Company "STC-Finance"	The entity belongs to the group of entities to which the joint-stock company belongs	2003
125.	Closed Joint Stock Company "Chita NET"	The entity belongs to the group of entities to which the joint-stock company belongs	25.08.2004
126.	Limited Liability Company "Parma Paging"	The entity belongs to the group of entities to which the joint-stock company belongs	16.07.2004
127.	Limited Liability Company "TO Aktsept"	The entity belongs to the group of entities to which the joint-stock company belongs	30.09.2004
128.	Limited Liability Company "Twer-Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	31.12.2004
129.	Limited Liability Company "NWT-Finance"	The entity belongs to the group of entities to which the joint-stock company belongs	11.10.2004
130.	Open Joint Stock Company	The entity belongs to the group of entities to	

	"Aerocom"	which the joint-stock company belongs	03.11.2004
131.	Closed Joint Stock Company TRC "Photon"	The entity belongs to the group of entities to which the joint-stock company belongs	01.10.2004
132.	Closed Joint Stock Company "Telephone company – Ural"	The entity belongs to the group of entities to which the joint-stock company belongs	1996
133.	Limited Liability Company "Novgorod Datacom"	The entity belongs to the group of entities to which the joint-stock company belongs	2005
134.	Limited Liability Company "Giprosvyaz – North – West"	The entity belongs to the group of entities to which the joint-stock company belongs	2005
135.	Closed Joint Stock Company "Association Channel TV"	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2005
136.	Limited Liability Company "Wireless informational technologies"	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2005
137.	Closed Joint Stock Company "Integrator. ru"	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2005
138.	Open Joint Stock Company "Information technologies of communication" ("Svyazintek")	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2005
139.	Open Joint Stock Company "National payphone network"	The entity belongs to the group of entities to which the joint-stock company belongs	30.09.2005
140.	Closed Joint Stock Company "Sakhalinugol-Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.09.2005
141.	Closed Joint Stock Company "Pulse-Radio Yoshkar- Ola"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
142.	Closed Joint Stock Company "Sotel"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	06.04.1998
143.	Closed Joint Stock Company "Cellular communication of Mordoviya"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
144.	Closed Joint Stock Company "Digital networks of Udmurtiya -900"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
145.	Noncommercial organization non-government pension fund "Doverie"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	24.10.1997
146.	Limited Liability Company "Vyatskaya cellular communication"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002

147.	Limited Liability Company "Radio-Resonance"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	08.12.1997
148.	Limited Liability Company "Udmurtskie cellular networks-450"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
149.	Limited Liability Company "Private security enterprise 'ROS"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
150.	Open Joint Stock Company "Telesot"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
151.	Closed Joint Stock Company Joint venture "Pulse- Radio"	The joint-stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
152.	Closed Joint Stock Company "Registrator-Svyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	1995
153.	Open Joint Stock Company "RTComm.Ru"	The entity belongs to the group of entities to which the joint-stock company belongs	2003
154.	Limited Liability Company " Rossvyazinform"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	1997
155.	OJSC JSCB "Svyaz-Bank"	The entity belongs to the group of entities to which the joint-stock company belongs	2004
156.	Non-government pension fund "Telecom-Soyuz"	The entity belongs to the group of entities to which the joint-stock company belongs	2004
157.	Limited Liability Company "Volga-Finance"	The entity belongs to the group of entities to which the joint-stock company belongs	2005

1253-2(6)

EXTRACT FROM MINUTES № 32

Of the session of OJSC "VolgaTelecom" Board of directors in the form of joint presence

May 19, 2006 Samara city

The session's holding location: Samara city, Leningradskaya str., 24.
The time of session's holding: 11-00 a.m. (Moscow time).
11 persons were elected to the Board of directors.
5 directors took part in the session: Belyaev K.V., Andreev V.A., Kulikov D.V., Chernogorodskyi S.V. and Fedorov O.R.
5 directors provided written opinion on all the issues of the agenda: Bobin M.V., Bulancha S.A., Grigorieva A.B., Degtyarev V.V. and Kuznetsov S.I.

The following persons were INVITED:

Omelchenko Sergey Valerievich	- OJSC "VolgaTelecom" General Director;
Pozdnyakov Denis Vyacheslavovich	- 1-st deputy to the General Director of the joint-stock company for economics and finances;
Frolov Kirill Vladimirovich	- director of the Department of internal audit of OJSC "Svyazinvest";
Elkin Sergey Leonidovich	- deputy to the General Director – director of OJSC "VolgaTelecom" Samara branch.

THE AGENDA:

4. Recommendations on payment of dividends for 2005: the size, time and form of their payment on the shares of each category.

IV. Recommendations on payment of dividends for 2005: the size, time and form of their payment on the shares of each category.

THE SPEAKER IS: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.
ALSO TOOK THE FLOOR: Belyaev K.V., Fedorov O.R., and Andreev V.A.
Taking into account the recommendations of the committee for strategic development the Board of directors DECIDED:
1. To recommend to the annual general meeting of shareholders of OJSC "VolgaTelecom" to pass the resolution on payment of dividends for 2005 in the following size:
- on preferred shares - 2,7583 rubles per a share in cash, starting from 15.07.2006 till 15.12.2006;
- on ordinary shares - 1,4744 rubles per a share in cash, starting from 15.07.2006 till 15.12.2006.

Voting: "FOR" – 8; "Against" – 1; (Fedorov O.R.) "Abstain" – 1 (Kulikov D.V.)

In accordance with item 13.7. of the Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom"	signature	K.V. Belyaev
Corporate secretary	signature	N.I. Pokrovskaya

The date of the minutes execution: May 21, 2006

The extract is true and correct.
Corporate secretary N.I. Pokrovskaya

ВолгаТелеком

1283-2(6)

RECEIVED
2006 JUL 11 P 3:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The date of submission:
Along with the materials to the annual statement, submitted by the companies

Dividends calculation
for 2005 fiscal year
OJSC "VolgaTelecom"

Table 6

№	Item description	Measure unit	Calculation
1	2	3	
1.	**Net profit (undistributed profit of the reporting period)**	Rubles	2 261 359 630,00
2.	The amount of net profit allocated for payment of dividends on preferred shares of A type	Rubles	226 134 823,25
	The same in % to the net profit	%	10,00%
3.	**The quantity of preferred shares of A type, total** Including:	Pieces	81 983 404,00
	a) in balance of the Company (or redeemed upon the requisition of shareholders, due to repayment)	-"-	0,00
	b) the quantity of preferred shares of A type taken for dividends calculation (item 3 minus item "a")	-"-	81 983 404,00
	c) being state-owned property	-"-	
4.	The size of dividend per one preferred share of A type	Rubles	2,7583
5.	The amount of net profit allocated for payment of dividends on ordinary shares	Rubles	362 657 563,50
	The same in % to the net profit	%	16,04%
6.	**The quantity of ordinary shares, total** Including:	Pieces	245 969 590,00
	a) in the balance of the Company (or redeemed upon the requisition of shareholders, due to repayment)	-"-	0,00
	b) the quantity of ordinary shares taken for dividends calculation (item 6 minus item "a") Out of them:	-"-	245 969 590,00
	1) being state-owned property	-"-	
	2) belonging to OJSC "Svyazinvest"	-"-	
7.	The size of dividend per one ordinary share	Rubles	1,4744
8.	**Total amount for dividends payment**	Rubles	588 792 386,75
	The same in % to the net profit	%	26,04%

First deputy to the General Director D.V. Pozdnyakov
Executed by Panov A.N.
Phone: 8312 39 77 90

1253-2(b)

EXTRACT FROM MINUTES № 32

Of the session of OJSC "VolgaTelecom" Board of directors in the form of joint presence

May 19, 2006 Samara city

The session's holding location: Samara city, Leningradskaya str., 24.
The time of session's holding: 11-00 a.m. (Moscow time).
11 persons were elected to the Board of directors.
5 directors took part in the session: Belyaev K.V., Andreev V.A., Kulikov D.V., Chernogorodskyi S.V. and Fedorov O.R.
5 directors provided written opinion on all the issues of the agenda: Bobin M.V., Bulancha S.A., Grigorieva, A.B., Degtyarev V.V. and Kuznetsov S.I.

The following persons were INVITED:

Omelchenko S.V.	- OJSC "VolgaTelecom" General Director;
Pozdnyakov D.V.	- 1-st deputy to the General Director of the joint-stock company for economics and finances;
Frolov K.V.	- director of the Department of internal audit of OJSC "Svyazinvest";
Elkin S.L.	- deputy to the General Director – director of OJSC "VolgaTelecom" Samara branch.

THE AGENDA:

5. Consideration of the draft of changes and addenda to the Company's Charter.

V. Consideration of the draft of changes and addenda to the Company's Charter.

THE SPEAKER IS: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.
ALSO TOOK THE FLOOR: Fedorov O.R., Kulikov D.V., Belyaev K.V. and Chernogorodskyi S.V.

Based on the results of the voting on the issue "Consideration of the draft of changes and addenda to the Company's Charter" and taking into account the recommendations of the committee for corporate governance the Board of directors made the following decision:

To recommend to the annual general meeting of shareholders to introduce changes and addenda to the Company's Charter.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature K.V. Belyaev
Corporate secretary signature N.I. Pokrovskaya
The date of the minutes execution: May 21, 2006

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород
ВолгаТелеком

Draft

APPROVED by
Annual general meeting of stockholders of OJSC "VolgaTelecom"

«__» June 2006.

Minutes № __ of «__» June 2006.

Chairman of the annual general meeting of stockholders

________________________S.V. Omelchenko

Changes and addenda to the Charter of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2006.

- To state item 7.12. of article 7 "Rights and duties of shareholders - owners of ordinary shares of the Company" in the wording:

"7.12. The shareholders – owners of the Company's ordinary shares have other duties stipulated by Russian Federation current legislation and also by this Charter";

- To add item 8.11. to article 8 "Rights and duties of shareholders - owners of type A preferred shares" in the following wording:

"8.11. The shareholders – owners of the Company's preferred shares have other duties stipulated by Russian Federation current legislation and also by this Charter";

- To exclude sub-item 22 of item 12.12. of article 12 "General meeting of shareholders";

- To consider sub-items 23, 24 of item 12.12. of article 12 "General meeting of shareholders" to be sub-items 22, 23 of item 12.12. correspondingly;

- To state item 12.3. of article 12 "General meeting of shareholders" in the wording:

"12.3. General meeting of shareholders has the right to pass resolutions on the issues stipulated by sub-items 2, 7, 8, 9, 15 - 19, **22** of item 12.2 of the present Charter exclusively upon the proposal of the Board of directors. Herewith, other persons having, according to the current legislation of Russian Federation, powers to make proposals for the agenda of an annual or an extraordinary general meeting of shareholders, have no right to demand from the Board of directors the inclusion of the listed issues into the agenda of the meeting.

General meeting of shareholders has no right to consider and pass resolutions on the issues which are beyond its competence according to Federal law "On joint stock companies";

General meeting has no right to pass resolutions on issues which are not included into the agenda of the meeting and also to change the agenda";

- To state sub-item 17 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"17) Recommendations on the size of compensations and indemnifications paid to the members of the Auditing committee of the Company, approval of the conditions of **audit services** contract concluded with the **Company's** auditor, including definition of the size of payment for **audit** services";

- To state sub-item 18 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"18) Approval of the Provision on structural sub-divisions of the Company which are carrying out internal control functions, **advanced** approval of candidates for the post of its head and dismissal from the office **of the specified person by the Company's initiative**, and also consideration of other issues, on which decisions should be adopted by the Board of directors according to the Provision on the specified sub-division";

- To state sub-item 22 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"22) Determination (change) of functional units of organizational structure and basic functions of sub-divisions making up functional units of the Company's organizational structure (exclusive of the branches' structure and representation offices of the Company)";

- To state sub-item 24 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"24) Preliminary approval of candidates for the post of the heads of Branches and representation offices and dismissal **of the specified persons by the Company's initiative** from the office";

- To state sub-item 28 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

"28) Formation of collegial executive body (Management board), definition of the term of its powers, **appointment of the Management board members**, early termination of their powers";

- To state sub-item 34 of item 13.4. of article 13 "The Company's Board of directors" in the wording:
  "34) Decision-making on the Company's participation (initial participation, termination of participation, **change of size or nominal cost of participation share, change of shares quantity or the face value of shares belonging to the Company)** in other organizations by purchase, sale or other carve-out of shares, stakes and/or parts of stakes, and also by making additional contributions into authorized capitals of other organizations";

- To state sub-item 36 of item 13.4. of article 13 "The Company's Board of directors" in the wording:
  "36) Decision-making of the issues referred to the competence of general meetings of participants of **commercial organizations** of which the Company is the sole participant **having the right of vote at the general meeting of participants**";

- To add sub-item 42 of item 13.4. of article 13 "The Company's Board of directors" in the wording:
  "42) Advanced approval of involvement of outside specialists for value received in examination of the Company's activity conducted by the Auditing committee;
  Definition of the procedure of payment and other essential terms and conditions of participation of outside specialists involved for value received in the examination conducted by the Auditing committee";

- To consider sub-item 42 of item 13.4. of article 13 "The Company's board of directors" to be sub-item 43 of item 13.4. correspondingly;

- To state item 13.6. of article 13 "The Company's Board of directors" in the wording:
  "13.6. Decisions on the issues specified in sub-item 7, 9, 20 of item 13.4. of the present Charter are adopted unanimously by all the members of the Board of directors of the Company except for votes of retired members of the Board of directors of the Company.
  In the event if the unanimity of the members of the Board of directors of the Company on **the issue stipulated by sub-item 20** of item 13.4. of the present Charter is not achieved, **the specified issue may be ruled** by a resolution of the general meeting of shareholders. Herewith, **the resolution on it** is passed by the majority of votes of shareholders - owners of voting shares of the Company participating in the meeting.
  Decisions on the issues specified in sub-item 21 of item 13.4 of this Charter are adopted by the majority of votes of independent directors not related to transaction settlement.
  In case if all the members of the Company's Board of directors are recognized to be related persons and (or) are not independent directors, then the transaction may be approved by the resolution of the general meeting of stockholders by the majority of votes of all shareholders – owners of voting shares not related to the transaction.";

- To complement item 13.8. of article 13 "The Company's Board of directors" in the wording:
  "13.8. For the purposes of bringing the issue to the decision by the Board of directors, the issue being stipulated by sub-item 19 of item 13.4. of this Charter, the price of acquired or alienated property (works, services) is compared with the Company's balance sheet assets:
  - when acquiring the property – acquisition price inclusive of VAT and other outlay taxes and dues;
  - when alienating or possibility of alienation of property – alienation price exclusive of VAT and other outlay taxes and dues, defined by parties to transaction, or balance-sheet value of property – depending upon the fact what of these values will turn out to be more.";

- To consider items 13.8.-13.15. of article 13 "The Company's Board of directors" to be items 13.9.-13.16. correspondingly;
- To state sub-item 2 of item 14.4. of article 14 "The Company's Management board" in the wording:
  "2) Decision-making of issues related to the competence of supreme management bodies of non-commercial organizations where the Company is the sole promoter (participant), exclusive

of non-commercial organizations where the supreme management body is formed without participation of the promoter (participant)";

- To state sub-item 5 of item 14.4. of article 14 "The Company's Management board" in the wording:
  "5) Preparation of materials and drafts of resolutions on the issues subject to consideration by the Board of directors, **exclusive of the issues stipulated by sub-items 24, 26, 27, 28, 31, 33 of item 13.4. of article 13 of this Charter, and also the issues initiated in accordance with Russian Federation legislation and the Company's Charter with reference of fixed dates of their consideration by the Board of directors making it impossible to consider preliminary such issues at the Company's Management board;**
  Preparation of materials subject to consideration by the committees with the Board of directors";

- To state sub-item 13 of item 14.4. of article 14 "The Company's Management board" in the wording:
  "13) Preliminary approval of candidates for the post of deputy managers, chief accountants of the branches and representation offices and discharge of the specified persons from the post **by the Company's initiative**";

- To state sub-item 18 of item 14.4. of article 14 "The Company's Management board" in the wording:
  "18) Approval (change) of the Company's organizational structure, including the approval of functions of structural sub-divisions **(exclusive of the structure and functions of representation offices and structural sub-divisions of the branches located outside the addresses of the branches' locations)**";

- To state item 14.5. of article 14 "The Company's Management board" in the wording:
  "14.5. The Company's Management board has the right to make also decisions on other issues of management of the current activity of the Company on the instructions of the Board of directors, **the proposals of the committees with the Board of directors** and the Company's General Director";

- To state item 14.6. of article 14 "The Company's Management board" in the wording:
  "14.6. The procedure of convocation and holding of sessions of the Management board, and also the procedure of decision-making by the Management board are established by the Provision on the Management board of the Company approved by the general meeting of shareholders of the Company";

- To state item 14.7. of article 14 "The Company's Management board" in the wording:
  "14.7. The rights, duties, and responsibility of the members of the Management board are defined by the contract concluded by each of them with the Company.
  The contract's terms and conditions should stipulate the right of the Management board member for compensation of confirmed expenses related to his/her performance of functions of the Management board member and also the right to receive the remuneration the size and the procedure of payment of which is defined by the Company's internal document approved by the Company's Board of directors.
  The contract is signed on behalf of the Company by the General Director of the Company".

1253-2(b)

EXTRACT FROM MINUTES №32
Of the session of OJSC "VolgaTelecom" Board of directors in the form of joint presence

May 19, 2006 Samara city

The session's holding location: Samara city, Leningradskaya str., 24.
The time of session's holding: 11-00 a.m. (Moscow time).
11 persons were elected to the Board of directors.
5 directors took part in the session: Belyaev K.V., Andreev V.A., Kulikov D.V., Chernogorodskyi S.V. and Fedorov O.R.
5 directors provided written opinion on all the issues of the agenda: Bobin M.V., Bulancha S.A., Grigorieva A.B., Degtyarev V.V. and Kuznetsov S.I.

The following persons were INVITED:

Omelchenko S.V.	- OJSC "VolgaTelecom" General Director;
Pozdnyakov D.V.	- 1-st deputy to the General Director of the joint-stock company for economics and finances;
Frolov K.V.	- director of the Department of internal audit of OJSC "Svyazinvest";
Elkin S.L.	- deputy to the General Director – director of OJSC "VolgaTelecom" Samara branch.

THE AGENDA:

6. Consideration of drafts of changes and addenda to the Provision on the Board of directors, to the Provision on the Auditing committee and to the Provision on the procedure of holding a general meeting of stockholders of the Company.

VI. Consideration of drafts of changes and addenda to the Provision on the Board of directors, to the Provision on the Auditing committee and to the Provision on the procedure of holding a general meeting of stockholders of the Company.

THE SPEAKER IS: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.
ALSO TOOK THE FLOOR: Belyaev K.V. and Chernogorodskyi S.V.
Taking into account the recommendations of the Committee for corporate governance the Board of directors DECIDED:

1. To recommend to the annual general meeting of shareholders to introduce changes and addenda to the Provision on the Board of directors of the Company.

Voting: "FOR" – 10; "Against" – none; "Abstain" – none.
In accordance with item 13.7. of the Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature K.V. Belyaev
Corporate secretary signature N.I. Pokrovskaya
The date of the minutes execution: May 21, 2006

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

1283-2(b)

Draft

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" shareholders

" ____ " June 2006.

Minutes № __ of _______ 2006.

Chairman of the annual general meeting of shareholders
________________________S.V. Omelchenko

Changes and addenda to the Provision on the Board of directors of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2006.

- To state article 5 "Secretary of the Board of directors" in the wording:
  "5. PROVIDING THE ACTIVITY OF THE BOARD OF DIRECTORS
  5.1. The activity of the Board of directors is provided by the Company's Corporate secretary. The functions of the Corporate secretary of providing the activity of the Board of directors are defined by the Provision on Corporate secretary and the Back office of the Corporate secretary.
  5.2. In case of the Corporate secretary's absence the activity of the Board of directors is provided by other person appointed by the Company's Board of directors for the period of the Corporate secretary's absence";

- To state paragraph 2 of item 6.8. of article 6 "BOARD OF DIRECTORS SESSION" in the wording: "If the received written opinion contains the proposal of the resolution's draft significantly differing from the initial proposal offered for voting, then the Corporate secretary should, prior to drawing up the minutes, get familiarized the rest of the members of the Board of directors with the specified opinion and request to advise their opinion on it, the opinion being expressed by voting, in written form or in other method suitable for them (including by postal service, telegraph service, teletype, telephone communication, e-mail or other communication).":

- To state paragraph 1 of item 6.11. of article 6 "BOARD OF DIRECTORS SESSION" in the wording: "The minutes are kept at the session of the Board of directors";

- To state paragraph 10 of item 6.11. of article 6 "BOARD OF DIRECTORS SESSION" in the wording: "The minutes of the Board of directors' session are signed by the person presiding over the session and by the Company's Corporate secretary".

1253-2(b)

EXTRACT FROM MINUTES № 32

Of the session of OJSC "VolgaTelecom" Board of directors in the form of joint presence

May 19, 2006 Samara city

The session's holding location: Samara city, Leningradskaya str., 24.
The time of session's holding: 11-00 a.m. (Moscow time).
11 persons were elected to the Board of directors.
5 directors took part in the session: Belyaev K.V., Andreev V.A., Kulikov D.V., Chernogorodskyi S.V. and Fedorov O.R.
5 directors provided written opinion on all the issues of the agenda: Bobin M.V., Bulancha S.A., Grigorieva A.B., Degtyarev V.V. and Kuznetsov S.I.

The following persons were INVITED:

Omelchenko S.V.	- OJSC "VolgaTelecom" General Director;
Pozdnyakov D.V.	- 1-st deputy to the General Director of the joint-stock company for economics and finances;
Frolov K.V.	- director of the Department of internal audit of OJSC "Svyazinvest";
Elkin S.L.	- deputy to the General Director – director of OJSC "VolgaTelecom" Samara branch.

THE AGENDA:

6. Consideration of drafts of changes and addenda to the Provision on the Board of directors, to the Provision on the Auditing committee and to the Provision on the procedure of holding a general meeting of stockholders of the Company.

VI. Consideration of drafts of changes and addenda to the Provision on the Board of directors, to the Provision on the Auditing committee and to the Provision on the procedure of holding a general meeting of stockholders of the Company.

THE SPEAKER IS: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.

ALSO TOOK THE FLOOR: Belyaev K.V. and Chernogorodskyi S.V.

Taking into account the recommendations of the Committee for corporate governance the Board of directors DECIDED:

2. To recommend to the annual general meeting of shareholders to introduce changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company.

Voting: "FOR" – 10; "Against" – none; "Abstain" – none.

In accordance with item 13.7. of the Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom" signature K.V. Belyaev
Corporate secretary signature N.I. Pokrovskaya
The date of the minutes execution: May 21, 2006

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

1283-2(b)

Draft

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" shareholders

" ____ " June 2006.

Minutes № __ of _______ 2006.

Chairman of the annual general meeting of shareholders
________________________S.V. Omelchenko

Changes and addenda to the Provision on the procedure of holding the general meeting of stockholders of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2006.

- To state item 6.2. of article 6 "PERSONS VOTING IN THE GENERAL MEETING OF STOCKHOLDERS" in the wording:

"6.2. The issues of competence of the General meeting of stockholders, for the voting on which the voters are defined separately, are the following:

1) Election of members of the Auditing committee and the early termination of office;

2) Taking the decision on the approval of related party transactions;

3) Reorganization of the Company;

4) Liquidation of the Company, appointment of the Liquidation commission and approval of intermediate and final liquidation balance-sheets;

5) Introduction of amendments and additions to the Charter of the Company limiting the rights of stockholders - owners of preferred shares of a specific type, including cases of definition or increase of the dividend size and (or) cases of definition or increase of the disposal value, paid on preferred shares of the prior lineup, and also granting to stockholders - owners of preferred shares of other type of privileges in the sequence of payment of the dividend and (or) of the disposal value of shares."

- To state item 6.3. of article 6 "PERSONS VOTING IN THE GENERAL MEETING OF STOCKHOLDERS" in the wording:

"6.3. Stockholders - owners of shares of the Company voting on all issues of the competence of the General meeting of stockholders, except for the members of the Board of directors of the Company or persons holding posts in management bodies of the Company, have the vote at the General meeting of stockholders on the issue specified in sub-item 1 of item 6.2 of the present Provision.

The right to vote at the General meeting of stockholders on the issue specified in sub-item 2 of item 6.2 of the present Provision belongs to the stockholders - owners of shares of the Company voting on all issues of the competence of the General meeting, not interested in settlement of the transaction.

The stockholders - owners of the Company's ordinary shares and the stockholders – owners of the Company's preferred shares of each type have the right to vote at the General meeting of stockholders on the issue specified in sub-items 3, 4 of item 6.2 of the present Provision.

The stockholders – owners of the Company's shares voting on all the issues of competence of the General meeting of stockholders and the stockholders – owners of the Company's preferred shares of each type, the shares rights being limited, have the right to vote at the General meeting of stockholders on the issue specified in sub-item 5 of item 6.2 of the present Provision."

- To state item 7.4. of article 7 "THE BODIES FORMED FOR THE GENERAL MEETING OF STOCKHOLDERS" in the wording:

"7.4. The Company's Corporate secretary performs the functions of the secretary of the General meeting of stockholders";

- To state item 7.5. of article 7 "THE BODIES FORMED FOR THE GENERAL MEETING OF STOCKHOLDERS" in the wording:

"7.5. The secretary of the General meeting of stockholders:

- informs the participants of the General meeting of stockholders on the issues related to the procedure of its holding, takes measures to settle the conflicts related to the procedure of preparation and holding of the General meeting of stockholders;

- keeps the minutes of the General meetings of stockholders;

- organizes the informing of persons/entities included into the list of persons/entities having the right to participate in the General meeting of stockholders on the results of voting at the General meeting of stockholders.

The functions of the secretary of the General meeting of stockholders and other functions of organizing the preparation and holding of General meetings of stockholders as envisaged by this item are performed by the Company's Corporate secretary in accordance with the Provision on the Corporate secretary and the Back office of the Company's Corporate secretary."

1283-2(b)

EXTRACT FROM MINUTES № 32
Of the session of OJSC "VolgaTelecom" Board of directors in the form of joint presence

May 19, 2006 Samara city

The session's holding location: Samara city, Leningradskaya str., 24.
The time of session's holding: 11-00 a.m. (Moscow time).
11 persons were elected to the Board of directors.
5 directors took part in the session: Belyaev K.V., Andreev V.A., Kulikov D.V., Chernogorodskyi S.V. and Fedorov O.R.
5 directors provided written opinion on all the issues of the agenda: Bobin M.V., Bulancha S.A., Grigorieva A.B., Degtyarev V.V. and Kuznetsov S.I.

The following persons were INVITED:

Omelchenko S.V.	- OJSC "VolgaTelecom" General Director;
Pozdnyakov D.V.	- 1-st deputy to the General Director of the joint-stock company for economics and finances;
Frolov K.V.	- director of the Department of internal audit of OJSC "Svyazinvest";
Elkin S.L.	- deputy to the General Director – director of OJSC "VolgaTelecom" Samara branch.

THE AGENDA:

6. Consideration of drafts of changes and addenda to the Provision on the Board of directors, to the Provision on the Auditing committee and to the Provision on the procedure of holding a general meeting of stockholders of the Company.

VI. Consideration of drafts of changes and addenda to the Provision on the Board of directors, to the Provision on the Auditing committee and to the Provision on the procedure of holding a general meeting of stockholders of the Company.

THE SPEAKER IS: Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.
ALSO TOOK THE FLOOR: Belyaev K.V. and Chernogorodskyi S.V.
Taking into account the recommendations of the Committee for corporate governance the Board of directors DECIDED:

3. To recommend to the annual general meeting of shareholders to introduce changes and addenda to the Provision on the Auditing committee of the Company.

Voting: "FOR" – 10; "Against" – none; "Abstain" – none.
In accordance with item 13.7. of the Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature K.V. Belyaev
Corporate secretary signature N.I. Pokrovskaya
The date of the minutes execution: May 21, 2006

The extract is true and correct
Corporate secretary N.I. Pokrovskaya

Открытое акционерное общество "ВолгаТелеком" ВолгаТелеком г. Нижний Новгород

1253-2(b)

Draft

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" shareholders

" ____ " June 2006.

Minutes № __ of ______ 2006.

Chairman of the annual general meeting of shareholders
______________________ S.V. Omelchenko

Changes and addenda to the Provision on Auditing committee of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2006.

- To state item 3.2. of article 3 "Rights of the members of the Auditing committee" in the wording:

"3.2. The Auditing committee has the right to require the convocation of the sessions of the Management board, the Board of directors, an extraordinary General meeting of stockholders in order to resolve the issues being within the competence of the specified bodies.

The Company's Auditing committee may also apply to the Committee for audit with the Board of directors with the proposal to consider any issue relating to the Committee's competence.

The procedure of convening the sessions of the Management board, the Board of directors, an extraordinary General meeting of stockholders, **the Committee for audit with the Board of directors** at the request or **appeal** of the Auditing committee is defined by current legislation, the Company's Charter and the provisions on the appropriate bodies. In case if this procedure is not defined the session is held within reasonable time since the time of submission of request or **appeal** of the Auditing committee";

- To state item 3.6. of article 3 "Rights of the members of the Auditing committee" in the wording:

"3.6. The Auditing committee has the right to involve outside specialists (natural persons and legal entities) into conducted audits **as per the procedure stipulated by item 5.4. of this Provision**";

- To state sub-item 4.1.4. of item 4.1. of article 4 "The duties of the members of the Auditing committee. The responsibility of the members of the Auditing committee." In the wording:

  "4.1.4. To carry out obligatory examination of the financial and economic activity of the Company on the basis of the annual activity results and to submit the reports to the Board of directors not later than **14 business days** prior to the date of preliminary approval of the Company's annual report by the Board of directors";

- To exclude sub-item 5.1.3. of item 5.1. of article 5 "The procedure of the Auditing committee's activity.";

- To consider sub-items 5.1.4.-5.1.7. of item 5.1. of article 5 "The procedure of the Auditing committee's activity." to be sub-items 5.1.3.-5.1.6. of item 5.1. correspondingly;

- To state sub-item 5.1.3. of item 5.1. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.1.3. The Chairman of the Company's Auditing committee organizes its activity, convenes the meetings of the Company's Auditing committee and presides over them, organizes the keeping of minutes at the meetings";

- To state sub-item 5.2.3. of item 5.2. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.2.3. The meetings of the Auditing committee are conducted by the Chairman of the Auditing committee. If the **Chairman and/or** the Auditing committee's Secretary are absent, by the majority of votes of the Auditing committee members present at the meeting **the persons substituting them are appointed**";

- To state sub-item 5.2.4. of item 5.2. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.2.4. The minutes are kept at the meeting of the Auditing committee.

The minutes are signed by the Chairman and the Secretary of the Auditing committee or by the persons substituting them";

- To state sub-item 5.4.1. of item 5.4. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.4.1. The Board of directors as well as any member of the Auditing committee has the right to apply to the Chairman of the Auditing committee at any time with the proposal to involve outside specialists in the examination.

The decision on **the necessity** of involving outside specialists is adopted at the meeting of the Auditing committee";

- To state sub-item 5.4.2. of item 5.4. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.4.2. If the involvement of outside specialists is possible only for value received, it is effected upon the advance approval of the Board of directors of the Company. The Board of directors in its resolution defines the method of payment, and other essential conditions of the participation of outside specialists in the examination conducted by the Auditing committee.

The contract with the involved specialist on terms and conditions defined by the Board of directors is concluded by the Company's General Director on behalf of the Company";

- To add sub-item 5.4.3. of item 5.4. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.4.3. **The involved specialists must keep in confidentiality the information that became known to them when conducting the examination**";

- To state sub-item 5.5.5. of item 5.5. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.5.5. The report is made up not later than 10 days since the date of the examination completion.

Within five days period since the date of making up the report of the Auditing committee is communicated to the Board of directors, the Company's General Director and also to the initiator of examination conduction if it was the Company's stockholder";

- To exclude sub-items 5.5.6., 5.5.7. of item 5.5. of article 5 "The procedure of the Auditing committee's activity.";

- To state item 6.2. of article 6 "Storage of documents of the Auditing committee and the submittal of documents to the interested persons" in the wording:

"6.2. The reports of the Auditing committee are stored at the place of location of the executive body";

- To state the last paragraph of item 7.4. of article 7 "Financial support of the activity of the Auditing committee. Remuneration of the members of the Auditing committee and compensations to them" in the wording:

"For the quarter when the Auditing committee was re-elected or some of its members left it as per the procedure stipulated by item 8 of this provision, the remuneration to a member of the Auditing committee is paid proportionally to the time worked in the quarter";

- To exclude item 9.2. of article 9 "Closing regulations";

- To consider items 9.3.-9.4. of article 9 "Closing regulations" to be items 9.2.-9.3. correspondingly.

1253-2(b)

EXTRACT FROM MINUTES № 24

Of the session of OJSC "VolgaTelecom" Board of directors in the form of absentee vote

March 6, 2006 — Nizhny Novgorod city

11 persons were elected to the Board of directors.
11 persons took part in voting: Belyaev K.V., Andreev V.A., Bobin M.V., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Kuznetsov S.I., Kulikov D.V., Slizen V.A., Fedorov O.R., and Chernogorodskyi S.V.

THE AGENDA:

1. Consideration of OJSC "VolgaTelecom" shareholders' motions on nominating the candidates to the Board of directors and the Auditing committee of the Company at the annual general meeting of shareholders.

I. Consideration of OJSC "VolgaTelecom" shareholders' motions on nominating the candidates to the Board of directors and the Auditing committee of the Company at the annual general meeting of shareholders.

Taking into account the recommendations of the Committee for corporate governance the Board of directors DECIDED:

1. To render competent the motion of shareholders of OJSC "VolgaTelecom" – of Open Joint Stock Company "Investment company of communication"; of "Reardon Enterprises Limited"; of "U.F.G.I.S. TRADING LIMITED" jointly with "DCL-KF Corporation", possessing in the aggregate more than 2% of the Company's voting shares on nominating the candidates to OJSC "VolgaTelecom" Board of directors for the election at the annual general meeting of shareholders.

2. To include the following persons into the list of candidates for the election in OJSC "VolgaTelecom" Board of directors at the annual general meeting of shareholders:

1. Andreev Vladimir Alexandrovich
2. Belyaev Konstantin Vladimirovich
3. Bulancha Sergey Anatolievich
4. Grigorieva Alla Borisovna
5. Degtyarev Valeryi Victorovich
6. Dudchenko Vladimir Vladimirovich
7. Enin Evgenyi Petrovich
8. Kuznetsov Sergey Ivanovich
9. Kulikov Denis Victorovich
10. Morozov Andrey Vladimirovich
11. Omelchenko Sergey Valerievich
12. Savchenko Victor Dmitrievich
13. Slizen Vitalyi Alexandrovich
14. Fedorov Oleg Romanovich
15. Chernogorodskyi Sergey Valerievich

Voting: "FOR" – 11; "Against" – none; "Abstain" – none

In accordance with item 13.7. of the Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom" — signature — K.V. Belyaev
Corporate secretary — signature — N.I. Pokrovskaya
The date of the minutes execution – March 7, 2006.

The extract is true and correct.
Corporate secretary — N.I. Pokrovskaya

12g3-2(b)

Data on the candidates to OJSC "VolgaTelecom" Board of directors

Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other work status	Citizenship	Share ownership during the reporting year
Andreev Vladimir Alexandrovich	1951	Postsecondary education, Kuibyshev electrotechnical institute of communication	Rector of Povolzhskyi state academy of telecommunications and informatics	Member of the Board of directors of: OJSC "VolgaTelecom"	Russian Federation	Does not hold the Company's shares
Belyaev Konstantin Vladimirovich	1968	Postsecondary education, All-Russia corresponding financial-economic institute	Deputy to the General Director of OJSC "Svyazinvest"	Chairman of the Board of directors of: OJSC "VolgaTelecom" Member of the Board of directors of: OJSC JSCB "Svyaz-Bank", OJSC "NWT", OJSC "Southern Telecom Company" Member of the Management board of: OJSC "Svyazinvest", OJSC "Rostelecom" Chairman of the Auditing committee of: OJSC "CenterTelecom", OJSC "Sibirtelecom" Member of the Auditing committee of: OJSC "MGTS"	Russian Federation	Does not hold the Company's shares
Bulancha Sergey Anatolievich	1959	Postsecondary education, Odessa electrotechnical institute of communication after A.S.Popov	Deputy to the head of Federal Agency of Communications	Member of the Board of directors of: OJSC "VolgaTelecom", OJSC "Giprosvyaz"	Russian Federation	Does not hold the Company's shares
Grigorieva Alla Borisovna	1967	Postsecondary	Deputy to the director – chief of	Member of the Board of	Russian	Preferred registered

		education, Alma-Ata institute of national economy	the sector of the Department of corporate governance of OJSC "Svyazinvest"	directors of: OJSC "VolgaTelecom", OJSC "Uralsvyazinform"	Federation	shares - 2000; Ordinary registered shares - 2007
Degtyarev Valeryi Victorovich	1957	Postsecondary education, Omsk institute of engineers of railroad transportation	General Director of CJSC "Professional Telecommunications"	Member of the Board of directors of: OJSC "VolgaTelecom", CJSC "Professional Telecommunications", CJSC "Radiotel", OJSC "Rostelecom", OJSC "Dalsvyaz", OJSC "CenterTelecom"	Russian Federation	Does not hold the Company's shares
Dudchenko Vladimir Vladimirovich	1973	Postsecondary education, Moscow State University after M.V. Lomonosov	Head of analytical sector of Moscow's representation office of "NCH Advisors, Inc."	Member of the Board of directors of: OJSC "Dalsvyaz", OJSC "Uralsvyazinform"	Russian Federation	Does not hold the Company's shares
Enin Evgenyi Petrovich	1958	Postsecondary education, Leningrad State University	Deputy to the General Director of Non-Commercial Partnership "Russian institute of directors"	None	Russian Federation	Does not hold the Company's shares
Kuznetsov Sergey Ivanovich	1953	Postsecondary education, North-West corresponding polytechnic institute; Columbia university business school (NY); Business school of Fuke university of business management	First deputy to the General Director of OJSC "Svyazinvest"	Chairman of the Board of directors of: OJSC "Southern Telecom Company", OJSC "Uralsvyazinform", OJSC "Sibirtelecom", OJSC "Dalsvyaz", OJSC "Central telegraph", OJSC "Telecominvest" Member of the Board of directors of: OJSC "VolgaTelecom", OJSC "Rostelecom", OJSC "CenterTelecom", Member of the Management board of: OJSC "Svyazinvest"	Russian Federation	Does not hold the Company's shares
Kulikov Denis Victorovich	1975	Postsecondary education, Moscow	Expert of Association for investors rights protection (non-commercial	Member of the Board of directors of:	Russian Federation	Does not hold the Company's shares

		state legal academy	organization)	OJSC "VolgaTelecom", OJSC "Penza generating company", OJSC "Southern Telecom Company"		
Morozov Andrey Vladimirovich	1978	Postsecondary education, Russian Law Academy of RF Ministry of justice	Lawyer of Moscow's representation office of "NCH Advisors, Inc."	Member of the Board of directors of: OJSC "Smolensk backbone electric power networks", OJSC "Arkhangelsk backbone network company", OJSC "Penza generating company", OJSC "Kostroma's state district power plant"	Russian Federation	Does not hold the Company's shares
Omelchenko Sergey Valerievich	1963	Postsecondary education, Novocherkassk military academy	OJSC "VolgaTelecom" General Director	Chairman of the board of directors of: CJSC "NCC", CJSC "Orenburg-GSM" Member of the Board of directors of: OJSC "TATINCOM-T" Chairman of the Management board of: OJSC "VolgaTelecom"	Russian Federation	Does not hold the Company's shares
Savchenko Victor Dmitrievich	1960	Postsecondary education, Moscow State University after M.V. Lomonosov	Executive director – director of the Department of legal provision of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "MGTS" Member of the Management board of: OJSC "Svyazinvest", OJSC "CenterTelecom", OJSC "Central telegraph"	Russian Federation	Does not hold the Company's shares
Slizen Vitalyi Anatolievich	1970	Postsecondary education, Military engineering institute after	Director of the Department of state policy in info communications technologies of the Ministry of Information and Communication of Russia	Member of the Board of directors of: OJSC "VolgaTelecom", OJSC "Giprosvyaz",	Russian Federation	Does not hold the Company's shares

		Mozhaiskyi		OJSC "Rostelecom", OJSC "Dalsvyaz", OJSC "Dagsvyazinform"		
Fedorov Oleg Romanovich	1968	Postsecondary education, Moscow State University after M.V. Lomonosov	Executive director of corporate finances department of CJSC "Joint financial group"	Member of the Board of directors of: OJSC "VolgaTelecom", Association for investors rights protection	Russian Federation	Does not hold the Company's shares
Chernogorodskyi Sergey Valerievich	1977	Postsecondary education, Moscow state institute of foreign relations; Moscow higher school of social and economic relations; Manchester university	Director of the Department of joint-stock capital of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "VolgaTelecom", OJSC "Uralsvyazinform"	Russian Federation	Does not hold the Company's shares

OJSC "VolgaTelecom" Board of directors

1253-2(b)

EXTRACT FROM MINUTES № 24

Of the session of OJSC "VolgaTelecom" Board of directors in the form of absentee vote

March 6, 2006 Nizhny Novgorod city

11 persons were elected to the Board of directors.

11 persons took part in voting: Belyaev K.V., Andreev V.A., Bobin M.V., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Kuznetsov S.I., Kulikov D.V., Slizen V.A., Fedorov O.R., and Chernogorodskyi S.V.

THE AGENDA:

1. Consideration of OJSC "VolgaTelecom" shareholders' motions on nominating the candidates to the Board of directors and the Auditing committee of the Company at the annual general meeting of shareholders.

I. Consideration of OJSC "VolgaTelecom" shareholders' motions on nominating the candidates to the Board of directors and the Auditing committee of the Company at the annual general meeting of shareholders.

Taking into account the recommendations of the Committee for corporate governance the Board of directors DECIDED:

3. To render competent the motion of shareholders of OJSC "VolgaTelecom" – of Open Joint Stock Company "Investment company of communication"; of "U.F.G.I.S. TRADING LIMITED" jointly with "DCL-KF Corporation", possessing in the aggregate more than 2% of the Company's voting shares on nominating the candidates to OJSC "VolgaTelecom" Auditing committee at the annual general meeting of shareholders.

4. To include the following persons into the list of candidates for the election in OJSC "VolgaTelecom" Auditing committee at the annual general meeting of shareholders:

1. Belyakova Nataliya Yurievna
2. Golubitskyi Bogdan Ivanovich
3. Zubova Tatiana Yurievna
4. Kopjev Alexey Evgenievich
5. Koroleva Olga Grigorievna
6. Polovnev Igor Georgievich
7. Shevchuk Alexander Victorovich

Voting: "FOR" – 11; "Against" – none; "Abstain" – none

In accordance with item 13.7. of the Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom" signature K.V. Belyaev

Corporate secretary signature N.I. Pokrovskaya

The date of the minutes execution – March 7, 2006.

The extract is true and correct:

Corporate secretary N.I. Pokrovskaya

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *

1253-2(6)

Data on the candidates to OJSC "VolgaTelecom" Auditing committee

…e, name and …ymic name	Year of birth	Education	Place of employment and work status	Other work status	Citizenship	Share ownership during the reporting year
…ataliya	1970	Postsecondary education, St.Petersburg Forest Engineering Academy, Institute of economics and financers	Deputy to the director of the Department of finances of OJSC "Svyazinvest"	None	Russian Federation	Does not hold the Company's shares
… Bogdan	1979	Postsecondary education, Moscow technical university of communication and informatics	Chief of the sector of the Department of economic planning and budgeting of OJSC "Svyazinvest"	Member of the auditing committee of: OJSC "VolgaTelecom", OJSC "Uralsvyazinform"	Russian Federation	Does not hold the Company's shares
…iana Yurievna	1960	Postsecondary education, Moscow construction-engineering institute	Deputy to the chief of the sector of methodology of the Department of bookkeeping of OJSC "Svyazinvest"	None	Russian Federation	Does not hold the Company's shares
…xey …n	1966	Postsecondary education, Moscow Higher Technical School after Bauman	Main specialist of the Department of internal audit of OJSC "Svyazinvest"	None	Russian Federation	Does not hold the Company's shares
…lga …a	1950	Postsecondary education, Tomsk state university, Postgraduate education at All-Union corresponding finance-economic	Chief accountant of OJSC "Svyazinvest"	Chairman of the Auditing committee of: OJSC "VolgaTelecom", OJSC "Giprosvyaz", OJSC "Uralsvyazinform", OJSC "Central telegraph" Member of the auditing committee of:	Russian Federation	Does not hold the Company's shares

		institute		CJSC "MTs NTT"		
v Igor evich	1969	Postsecondary education, Moscow technical university of communication and informatics	Expert of Association for investors rights protection	Member of the Board of directors of: OJSC "Penza retail supplier", OJSC "Bryansk generating company", OJSC "Twer retail supplier", OJSC "Smolenskenergo"	Russian Federation	Does not hold the Company's shares
Shevchuk Alexander Victorovich	1983	Postsecondary education, Financial Academy with RF Government	Expert of Association for investors rights protection	Member of the Board of directors of: OJSC "Bryanskenergo", OJSC "Bryansk backbone network company", OJSC Vladimir retail supplier", OJSC "Penza energy management company", OJSC "Twer backbone networks" Expert of the committee of appraisal with the Board of directors of OJSC "RAO Unified Energy System of Russia"	Russian Federation	Does not hold the Company's shares

1253-2(b)

EXTRACT FROM MINUTES № 32

Of the session of OJSC "VolgaTelecom" Board of directors in the form of joint presence

May 19, 2006 Samara city

The session's holding location: Samara city, Leningradskaya str., 24.
The time of session's holding: 11-00 a.m. (Moscow time).
11 persons were elected to the Board of directors.
5 directors took part in the session: Belyaev K.V., Andreev V.A., Kulikov D.V., Chernogorodskyi S.V. and Fedorov O.R.
5 directors provided written opinion on all the issues of the agenda: Bobin M.V., Bulancha S.A., Grigorieva A.B., Degtyarev V.V. and Kuznetsov S.I.

The following persons were INVITED:

Omelchenko S.V.	- OJSC "VolgaTelecom" General Director;
Pozdnyakov D.V.	- 1-st deputy to the General Director of the joint-stock company for economics and finances;
Frolov K.V.	- director of the Department of internal audit of OJSC "Svyazinvest";
Elkin S.L.	- deputy to the General Director – director of OJSC "VolgaTelecom" Samara branch.

THE AGENDA:

7. Consideration of the candidacy of the Company's auditor for 2006.

VII. **Consideration of the candidacy of the Company's auditor for 2006.**

THE SPEAKER IS: Chernogorodskyi S.V. – member of the Committee for audit.
ALSO TOOK THE FLOOR: Fedorov O.R., Belyaev K.V., Kulikov D.V., Omelchenko S.V., Pozdnyakov D.V.
Taking into account the recommendation of the committee for audit the Board of directors DECIDED:

1. To recommend to the annual general meeting of shareholders to approve LLC "Ernst & Young" as the Company's auditor for 2006.

Voting: "FOR" – 9; "Against" – none; "Abstain" – 1 (Fedorov O.R.)

In accordance with item 13.7. of the Charter by the majority of votes THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom" signature K.V. Belyaev
Corporate secretary signature N.I. Pokrovskaya
The date of the minutes ~~execution~~: May 21, 2006

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1283-2(b)

General information on LLC "Ernst & Young" and its employees

"Ernst and Young" is a dynamic group of professionals united by one strategic goal: to become private attorney consultant on business issues for the companies facing important business decision making.

LLC "Ernst and Young" is a leading international company rendering services in the spheres of bookkeeping and audit, taxation, consulting services on transactions and legal support. LLC "Ernst and Young" is one of the largest international companies providing services of checking and consulting in all major markets and in all economy sectors. LLC "Ernst and Young" renders assistance to companies in the search and using business opportunities in CIS and worldwide.

The term of activity at audit services market in Russian Federation

LLC "Ernst and Young" renders audit services in CIS since 1989.
After opening our Moscow office in 1989, we became the first international company rendering professional services, which launched its activity in Russia and Commonwealth of Independent States. During the past years we were considerably expanding our activity in CIS while the demand for our services was increasing, and now we have 2 200 experts in Moscow, Saint-Petersburg, Yekaterinburg, Novosibirsk, Yuzhno-Sakhalinsk, Kiev, Minsk, Alma-Aty, Astana, Atirau, Baku, Tashkent and Tbilisi.

LLC "Ernst and Young" assists companies in search and using of business opportunities in CIS and worldwide. Our organization has functional and industry subdivisions. The spheres of specialization of LLC "Ernst and Young" include audit and consulting services, taxation, consulting services on transactions and legal services. We pay special attention to such industries as industrial construction, financial services sector, technologies, telecommunication and entertainment industry, fuel and power, chemical and electric-power industries, retail trade and light industry, transport, real estate, hotel business and construction.

We assist our clients in attraction of investments at the world financial markets and we help them to win confidence of investment community. For the last two years our customers in CIS operating in the sphere of telecommunications have managed to attract more than 2 billion US dollars at Russian and international securities markets, and LLC "Ernst and Young" is proud of its participation in this successful work by right.

We intend to provide our customers with all benefits of our experts' detailed knowledge of the industry. We give specialized consultations to our clients, and involve telecommunication experts working in CIS and abroad for this purpose.

Availability of license for rendering audit services

LLC "Ernst and Young" has a license for audit activity in Russian Federation №E002138. The license is issued on 30.09.2002 and has the validity term of five years.

Possibility of audit report provision by RAS and IFRS

From the moment of entering Russian market we carry out audit checks of Russian and international companies' accounting and we prepare reports by Russian and international audit standards.

Qualification and job-related experience of employees supposed to be involved in audit

More than 90 employees have qualification certificates for the right of conducting general audit. 130 experts in our offices in CIS have CPA and ACCA certificates.

All LLC "Ernst and Young" employees supposed to be involved in audit have high qualification and job-related experience necessary for carrying out an audit check.

1283-2(b)

EXTRACT FROM MINUTES № 32

Of the session of OJSC "VolgaTelecom" Board of directors in the form of joint presence

May 19, 2006 Samara city

The session's holding location: Samara city, Leningradskaya str., 24.
The time of session's holding: 11-00 a.m. (Moscow time).
11 persons were elected to the Board of directors.
5 directors took part in the session: Belyaev K.V., Andreev V.A., Kulikov D.V., Chernogorodskyi S.V. and Fedorov O.R.
5 directors provided written opinion on all the issues of the agenda: Bobin M.V., Bulancha S.A., Grigorieva A.B., Degtyarev V.V. and Kuznetsov S.I.

The following persons were INVITED:

Omelchenko S.V.	- OJSC "VolgaTelecom" General Director;
Pozdnyakov D.V.	- 1-st deputy to the General Director of the joint-stock company for economics and finances;
Frolov K.V.	- director of the Department of internal audit of OJSC "Svyazinvest";
Elkin S.L.	- deputy to the General Director – director of OJSC "VolgaTelecom" Samara branch.

THE AGENDA:

8. Determination of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors.

VIII. Determination of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors.

THE SPEAKER IS: Chernogorodskyi S.V. – member of staff and rewards Committee.
ALSO TOOK THE FLOOR: Fedorov O.R., Kulikov D.V. and Belyaev K.V.

Taking into account the recommendations of staff and rewards Committee the Board of directors DECIDED:

1. To recommend to the annual general meeting of shareholders to approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:

- 0,26 % of the Company's EBITDA based on the data of IFRS accounting statement for 2006;
- 0,78 % of the amount of the Company's net profit allocated for dividends payment based on the results of 2006.

Voting: "FOR" – 8; "Against" – none; "Abstain" –2 (Bobin M.V. and Fedorov O.R.)

In accordance with item 13.7. of the Charter by the majority of votes THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom"	signature	K.V. Belyaev
Corporate secretary	signature	N.I. Pokrovskaya

The date of the minutes execution – May 21, 2006

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *
ВолгаТелеком

12g3-2(b)

EXTRACT FROM MINUTES № 15

Of the session of OJSC "VolgaTelecom" Board of directors in the form of absentee vote

December 9, 2005 — Nizhny Novgorod city

11 persons were elected to the Board of directors.

10 persons took part in voting: Belyaev K.V., Andreev V.A., Bobin M.V., Bulancha S.A., Grigorieva A.B., Kuznetsov S.I., Kulikov D.V., Slizen V.A., Fedorov O.R., and Chernogorodskyi S.V.

THE AGENDA:

4. On termination of the Company's participation in Chamber of Commerce and Industry of the republic of Mariy El by leaving its membership.

IV. On termination of the Company's participation in Chamber of Commerce and Industry of the republic of Mariy El by leaving its membership.

Having considered the provided material, the Board of directors DECIDED:

1. To include into the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom" the issue " On termination of the Company's participation in Chamber of Commerce and Industry of the republic of Mariy El by leaving its membership".

Voting: "FOR" – 10; "AGAINST" – none; "Abstain" – none

In accordance with item 13.7. of the Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom" — signature — K.V. Belyaev

Corporate secretary — signature — N.I. Pokrovskaya

The date of the minutes execution – December 9, 2005.

The extract is true and correct.

Corporate secretary — N.I. Pokrovskaya

1253-2(b)

Explanatory memorandum to the issue:

"On termination of the Company's participation in non-commercial organization Chamber of Commerce and Industry of the Republic of Mariy El by leaving its membership"

Chamber of Commerce and Industry of the Republic of Mariy El (hereinafter – the Chamber) was established in December 1994.

At present the Chamber's full members are 59 organizations.

OJSC "VolgaTelecom" (hereinafter - the Company) is its member since 1995.

The Company's affiliation fee made up 2 300 (Two thousand three hundred) rubles, annual membership fee – 2 500 (Twenty five hundred) rubles.

The objective of the Chamber's activity is to contribute to the development of economics, entrepreneurial business of the Republic of Mariy El, to its integration into global economic system, creation of favorable conditions for entrepreneurial activities, every possible development of all kinds of enterprising, to the development of trade, economic, scientific and technological relations of entrepreneurs of the Republic of Mariy El with the entrepreneurs of the regions of Russian Federation and foreign countries.

The Model of reorganization of OJSC "VolgaTelecom" affiliate business approved by the Board of directors on 26.10.2004 stipulates termination of the participation in Chamber of Commerce and Industry of the Republic of Mariy El due to the fact that the Company participates in exhibitions held on the territory of Nizhny Novgorod city, and there is no need of further participation in the Chamber's activity.

The Charter of the Chamber of Commerce and Industry of the Republic of Mariy El (article 26) stipulates that "a member of the Chamber of Commerce and Industry has the right to leaving its membership in the Chamber, by filing written application to the Chamber's managing board.

In accordance with sub-item 18 of item 12.2. of the Company's Charter "adoption of resolutions on participation in holding companies, financial-industrial groups, associations and other unions of commercial organizations" is referred to the competence of the general meeting of shareholders.

Basing on the above stated and also pursuant to the Model of reorganization of OJSC "VolgaTelecom" affiliate business, we believe it to be expedient to terminate the participation in non-commercial organization "Chamber of Commerce and Industry of the Republic of Mariy El" by leaving its membership.

General Director [signature] S.V. Omelchenko

1283-2(6)

EXTRACT FROM MINUTES № 17

Of the session of OJSC "VolgaTelecom" Board of directors in the form of joint presence

December 22, 2005 Moscow

Location of the session's holding: Moscow, Smolenskaya str., 5.
Time of the session's holding: 10:00 a.m. (Moscow time).
11 persons were elected to the Board of directors.
10 persons took part in the session: Belyaev K.V., Andreev V.A., Bobin M.V., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Kuznetsov S.I., Kulikov D.V., Fedorov O.R., and Chernogorodskyi S.V.

Written opinion on all the issues of the agenda was provided by 1 person – Slizen V.A.

THE FOLLOWING PERSONS WERE INVITED:
Omelchenko S.V. - OJSC "VolgaTelecom" General Director;
Pozdnyakov D.V. - 1-st deputy to the General Director of the joint-stock company for economics and finances.

THE AGENDA:

6. On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership.

VI. On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership.

The speaker is Pozdnyakov D.V. – the 1-st deputy to the General Director for economics and finances.
Also took the floor: Belyaev K.V., Kuznetsov S.I., Bulancha S.A., Grigorieva A.B., and Omelchenko S.V.
The Board of directors DECIDED:

1. To include into the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom" the issue "On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership".

Voting: "FOR" – 11; "Against" – none; "Abstain" – none
In accordance with item 13.7. of the Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature K.V. Belyaev
Corporate secretary signature N.I. Pokrovskaya

The date of the minutes execution – December 23, 2005.

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород
ВолгаТелеком

1283-2(b)

Explanatory memorandum to the issue:

"On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership"

For the purposes of execution of projects and developments, and also of other arrangements of telecom industry development in March 2000 "Association of communication enterprises of the Volga region" (hereinafter – Association) was established.

The Association's participants are: OJSC "Southern Telecom Company", OJSC "VolgaTelecom", OJSC "Svyazinform" of the Republic of Tatarstan.

The Association's authorized fund is 220 000 (Two hundred twenty thousand) rubles. OJSC "VolgaTelecom" (hereinafter – the Company) joined the Association in May 2000, the Company's affiliation fee made up 140 000 (One hundred forty thousand) rubles.

The Association's activity objectives are:

- investigation of telecom industry development problems, projects design, elaboration of drafts of regulations, guidelines and other documents designed for the solution of tasks of improving the efficiency of communication companies operation;
- rendering consulting and other services to communication companies on various aspects of their activity;
- representation and protection of rights and interests of the Partnership's members and of other economic agents of communication in government bodies and other organizations.

The Model of reorganization of OJSC "VolgaTelecom" affiliate business approved by the Board of directors on 26.10.2004 stipulates, that due to the fact that the Association is not carrying out the activity, to terminate the Company's participation in it.

Basing on the provisions of item 2 of article 12 of Federal Law "On non-commercial organizations" a member of association has the right in its discretion to leave the association upon the completion of fiscal year. The Association's Charter (item 2.5.) provides for a participant the capability of free leaving the Association at any time.

In accordance with sub-item 18 of item 12.2. of the Company's Charter "adoption of resolutions on participation in holding companies, financial-industrial groups, associations and other unions of commercial organizations" is referred to the competence of the general meeting of shareholders.

Basing on the above stated and also pursuant to the Model of reorganization of OJSC "VolgaTelecom" affiliate business, we believe it to be expedient to terminate the participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership.

General Director S.V. Omelchenko